   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 2, 1999


                                                      REGISTRATION NO. 333-76877
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 6

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                      WILLIAMS COMMUNICATIONS GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                              4813                             73-1462856
  (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                              ONE WILLIAMS CENTER
                             TULSA, OKLAHOMA 74172
                                 (918) 573-2000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                           WILLIAM G. VON GLAHN, ESQ.
                           SENIOR VICE PRESIDENT, LAW
                      WILLIAMS COMMUNICATIONS GROUP, INC.
                              ONE WILLIAMS CENTER
                             TULSA, OKLAHOMA 74172
                                 (918) 573-2000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
                                   COPIES TO:

               RANDALL H. DOUD, ESQ.                                  MARLENE ALVA, ESQ.
      SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                      DAVIS POLK & WARDWELL
                  919 THIRD AVENUE                                   450 LEXINGTON AVENUE
              NEW YORK, NEW YORK 10022                             NEW YORK, NEW YORK 10017
                   (212) 735-3000                                       (212) 450-4000

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
           TITLE OF EACH CLASS OF             PROPOSED MAXIMUM OFFERING    PROPOSED MAXIMUM AGGREGATE       AMOUNT OF
        SECURITIES TO BE REGISTERED                 PRICE PER NOTE             OFFERING PRICE(1)       REGISTRATION FEE(2)
--------------------------------------------------------------------------------------------------------------------------
     ____ % senior notes due 200__..........             100%                    $1,300,000,000             $361,400
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2) Previously paid.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT SPECIFICALLY STATING THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 1999

PROSPECTUS
                           $

                         [WILLIAMS COMMUNICATIONS LOGO]

                      WILLIAMS COMMUNICATIONS GROUP, INC.
                          ___ % SENIOR NOTES DUE 200 _

                             ----------------------


     We are a subsidiary of The Williams Companies, Inc., and following this offering and the concurrent equity offering described in this prospectus, The Williams Companies, Inc. will continue to hold a controlling interest in our stock.



     At June 30, 1999, assuming that this offering and several other transactions described in the prospectus which are to take place at the same time as this offering had occurred, our subsidiaries would have had $3.1 billion of liabilities, including $1.0 billion of debt owed to The Williams Companies, Inc. The notes will effectively rank junior to these liabilities and debt.



     INVESTING IN THE NOTES INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.


                             ----------------------

                                                             PER NOTE    TOTAL
                                                             --------    -----
Public offering price, plus accrued interest from
  ______________...........................................     __%        $__
Underwriting discount......................................     __%        $__
Proceeds, before expenses, to our company..................     __%        $__

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery only through The Depository Trust Company on or about ________ , 1999.

                             ----------------------


MERRILL LYNCH & CO.             LEHMAN BROTHERS             SALOMON SMITH BARNEY




                             ----------------------

                 The date of this prospectus is ________, 1999.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.
                             ---------------------

                               TABLE OF CONTENTS


                                     PAGE
                                     ----
Prospectus Summary.................    1
Risk Factors.......................    9
This Prospectus Contains Forward-
  Looking Statements...............   22
Use of Proceeds....................   23
Capitalization.....................   24
Selected Consolidated Financial and
  Operating Data...................   25
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........   31
Industry Overview..................   58
Business...........................   65
Regulation.........................   96
Management.........................  104
Principal Stockholders.............  119



                                     PAGE
                                     ----
Relationships and Related Party
  Transactions.....................  122
Relationship Between Our Company
  and Williams.....................  124
Description of the Notes...........  132
Description of Other Indebtedness
  and Other Financing
  Arrangements.....................  182
Important United States Federal Tax
  Considerations of the Notes to
  Non-U.S. Holders.................  185
Underwriting.......................  188
Legal Matters......................  190
Experts............................  190
Where You Can Find Additional
  Information......................  191
Index to Financial Statements......  F-1


     Until __________, 1999, all dealers that buy, sell or trade our notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

     This is only a summary and does not contain all of the information that may be important to you. You should read the entire prospectus, including the section entitled "Risk Factors" and our consolidated financial statements and related notes, before deciding to invest in our notes.

                      WILLIAMS COMMUNICATIONS GROUP, INC.


     We own or lease, operate and are extending a nationwide fiber optic network focused on providing voice, data, Internet and video services to communications service providers. We also sell, install and maintain communications equipment and network services that address the comprehensive voice and data needs of organizations of all sizes. Our three business units are our network unit, our communications equipment solutions unit, and our strategic investments unit. We also enter into strategic alliances with communications companies to secure long-term, high-capacity commitments for traffic on the Williams network and to enhance our service offerings.


     For the six months ended June 30, 1999, the percentage of revenue, before intercompany eliminations, attributable to each unit was 19.7% for our network unit, 69.2% for our solutions unit and 13.3% for our strategic investments unit. As a result of our focus on the development and expansion of the Williams network, we expect a significant change in our revenue mix over the next few years. Throughout 1999 and 2000, we expect our network unit to contribute an increasing percentage of our total revenues and by 2001 we expect our network unit to contribute the largest percentage of our total revenues and to be the primary source of our revenue.

     Prior to the initial public offering of our common stock, our company was a wholly-owned subsidiary of The Williams Companies, Inc., which first entered the communications business in 1985 by pioneering the placement of fiber optic cables in pipelines that were no longer in use.

     Our principal executive offices are located at One Williams Center, Tulsa, Oklahoma 74172 and our telephone number is (918) 573-2000.

                               OUR BUSINESS UNITS

OUR NETWORK UNIT


     Our network unit offers voice, data, Internet and video services, as well as rights of use in dark fiber, on our low-cost, high-capacity nationwide network. Dark fiber is fiber optic cable that we install but for which we do not provide communications transmission services. We focus on providing communications services to other communications companies as they seek to benefit from the growth in communications demand. By the end of the year 2000, we expect that the Williams network will consist of 33,120 miles of fiber optic cable connecting 125 cities, of which 65% is currently installed and 59% operational. Our single fiber network, which Williams excluded from its sale of its original network in 1995, makes up 9,700 of these miles. Of the 23,420 miles of new construction, we will construct and wholly own 9,500 miles and will obtain the remaining 13,920 miles through leasing or joint ownership arrangements. Our network unit's objective is to become the leading nationwide provider of voice, data, Internet and video services to national and international communications providers.



OUR SOLUTIONS UNIT


     Our solutions unit distributes and integrates communications equipment from leading vendors for the voice and data communications needs of businesses of all sizes as well as for governmental, educational and non-profit institutions. Our solutions unit provides planning, design, implementation, management, maintenance and optimization services for the full life cycle of the equipment. We also sell the communications services of select network customers and other carriers to our solutions unit's customers. We serve an installed base of approximately 100,000 customer sites in the U.S. and Canada and maintain a sales organization consisting of approximately 1,200 sales personnel and 110 sales and service offices. Our solutions unit's objective is to be the premier provider of advanced, integrated communications solutions to businesses.



OUR STRATEGIC INVESTMENTS UNIT



     Through our strategic investments unit, we make investments in, or own and operate, domestic and international businesses that create demand for capacity on the Williams network, increase our service capabilities, strengthen our customer relationships, develop our expertise in advanced transmission electronics or extend our reach. Our domestic strategic investments include our ownership of Vyvx, a leading video transmission service for major broadcasters and advertisers, and minority interests in several U.S. communications companies. Our international strategic investments include ownership interests in communications companies located in Brazil, Australia and Chile.


                   CONCURRENT INVESTMENTS IN OUR COMMON STOCK


     We have entered into agreements with SBC Communications Inc., Intel Corporation and Telefonos de Mexico under which SBC, Intel and Telefonos de Mexico will invest an aggregate of at least $725 million in our common stock at the initial public offering price per share less the underwriting discount. We have also entered into arrangements with each of these companies under which we and they will purchase each other's services and, in the case of SBC and Telefonos de Mexico, we will also sell each other's products.



     The consummation of the initial SBC investment of at least $425 million, the equity offering referred to below and the notes offering will occur simultaneously. The closing of the notes offering is contingent upon the closing of the equity offering and the initial SBC investment. The closing of the equity offering is contingent upon the closing of the initial SBC investment. The Intel and Telefonos de Mexico investments, and any additional SBC investment, are expected to close within a few days following the consummation of the offerings and the initial SBC investment. For more information about the concurrent investments, see the section of this prospectus entitled "Business -- Strategic alliances."


                           CONCURRENT EQUITY OFFERING


     Concurrent with the notes offering, we are selling shares of our common stock in an initial public offering under a separate prospectus. We estimate that the net proceeds to our company from this initial public offering will be approximately $607.8 million (or approximately $699.8 million if the underwriters in the equity offering exercise their over-allotment option in full), based on an assumed initial public offering price of $22.00 per share.


     We have applied to have our common stock listed on the New York Stock Exchange under the symbol "WCG."


                                  RISK FACTORS


     You should consider carefully the risks of an investment in our notes. See the section of this prospectus entitled "Risk Factors" for more information.

                               THE NOTES OFFERING

     The following is a brief summary of select terms of the notes offering. For a more complete description of the terms of the notes see the section of this prospectus entitled "Description of the Notes."

Issuer.....................  Williams Communications Group, Inc.

Notes offered..............  $______ billion aggregate principal amount of __%
                             senior notes due 200_.

Maturity...................  __________, 200_.

Interest payment dates.....  ______ and ______, beginning __________.

Ranking....................  The notes will be senior unsecured obligations of our company, ranking equally with all of our existing and future senior unsecured debt. The notes will be senior to all our subordinated debt and junior to our secured debt as to the assets securing this debt. We are a holding company with substantially all of our operations conducted through subsidiaries. We are dependent upon cash flow from those entities to meet our obligations, including obligations under the notes. Accordingly, the notes effectively will rank junior to all liabilities of our subsidiaries. The term "subordinated debt" is defined in the section of this prospectus entitled "Description of the Notes -- Certain definitions."

                             As of June 30, 1999, after giving pro forma effect to the offerings, the concurrent investments, the recharacterization of $200 million of paid-in capital to amounts due to Williams and the financings described in this prospectus and our use of the net proceeds from the offerings and the concurrent investments,

                               - we would have had outstanding no senior debt
                                 ranking equally with or senior to the notes

                               - our subsidiaries would have had approximately
                                 $3.1 billion of liabilities, including $1.0 billion of debt owed to Williams



Optional redemption........  Prior to __________, 200_, we may redeem the notes, in whole or in part, at any time at a make-whole price. The make-whole price will represent a premium based upon the present value of the remaining payments to be made with respect to the notes to be redeemed.


                             After __________, 200 , we may redeem the notes, in whole or in part, at any time at the redemption prices (expressed as percentages of principal amount at maturity) set forth below, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period beginning on __________ of the years indicated below:

                                                                             REDEMPTION
                                                       YEAR                    PRICE
                                                       ----                  ----------
                                       200_................................
                                                                             ---------
                                       200_................................
                                                                             ---------
                                       200_................................
                                                                             ---------
                                       200_ and thereafter.................
                                                                             ---------

Equity offering optional
  redemption...............  Before __________, 2002, we may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of one or more specified offerings at __% of the principal amount thereof, plus accrued interest, if at least 65% of the aggregate principal amount of the notes originally issued remains outstanding after such redemption. See the section of this prospectus entitled "Description of the Notes -- Optional redemption."

Change of control..........  Upon specified change of control events, each holder of notes may require us to repurchase all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount of the notes, plus accrued and unpaid interest. We cannot guarantee that we will have sufficient funds to pay the purchase price for all of the notes that holders might deliver upon a change of control. See the sections of this prospectus entitled "Risk Factors" and "Description of the Notes -- Change of control triggering event" for more information.

Covenants..................  The indenture governing the notes will contain covenants that, among other things, will limit our ability and the ability of our restricted subsidiaries to:

                               - incur additional debt
                               - pay dividends on, redeem or repurchase our
                                 capital stock
                               - make investments
                               - issue or sell capital stock of restricted
                                 subsidiaries
                               - create certain liens
                               - sell assets
                               - enter into sale and leaseback transactions
                               - make dividend or other payments to us
                               - in the case of our restricted subsidiaries,
                                 guarantee debt
                               - engage in transactions with affiliates
                               - consolidate, merge or transfer all or
                                 substantially all our assets and the assets of our subsidiaries on a consolidated basis

                             These covenants are subject to important exceptions and qualifications, which are described in the section of this prospectus entitled "Description of the Notes."


Use of proceeds............  We estimate that the net proceeds from the notes offering will be approximately $1.27 billion, the net proceeds from the equity offering will be approximately $607.8 million and the net proceeds from the concurrent investments will be at least $725 million. We intend to use these net proceeds, together with other borrowings and available funds, to develop and light the Williams network, repay portions of our debt, fund operating losses and for working capital and general corporate purposes. See the section of this prospectus entitled "Use of Proceeds" for more information.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table presents summary consolidated financial and operating data derived from our consolidated financial statements. You should read this along with the sections of this prospectus entitled "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and related notes and information related to EBITDA below.

     In January 1995, Williams sold its network business to LDDS Communications, Inc. (now MCI WorldCom, Inc.) for approximately $2.5 billion. The sale included Williams' nationwide fiber optic network and the associated consumer, business and carrier customers. Williams excluded from the sale an approximately 9,700 route-mile single fiber optic strand on its original nationwide network, its telecommunications equipment distribution business and Vyvx. The single fiber, along with Vyvx, our solutions unit and a number of acquired companies, formed the basis for what is today our company. See Note 2 to our consolidated financial statements for a description of acquisitions in 1996 through 1998.

     Williams has contributed international communications assets to our company. When we talk about our company and in the presentation of our financial information, we include the international assets which Williams has contributed to us.

     We have prepared the accompanying table to reflect the historical consolidated financial information of our company as if we had operated as a stand alone business throughout the periods presented. The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand alone entity during the periods covered.

     The summary pro forma consolidated balance sheet data give effect to the following transactions as if they had occurred on June 30, 1999:

     - the equity offering
     - the notes offering
     - the concurrent investments
     - the recharacterization of $200 million of paid-in capital to amounts due to Williams


     Pro forma earnings per share is based upon an assumed 460,000,000 shares of capital stock outstanding after the equity offering and the concurrent investments and does not include any exercise of the over-allotment option by the underwriters of the equity offering, the issuance of up to 794,857 additional shares that SBC may elect to purchase or the issuance of shares of common stock pursuant to deferred or restricted share awards or option grants under our company's stock-based plans for directors, officers and other employees. Pro forma net loss per share has been adjusted to include the interest expense impact of $1.3 billion of debt with an interest rate of 10% as if the debt had been issued on January 1, 1998.


     The Statement of Operations Data reflects certain items and events that affect comparability with other years as described in the section of this prospectus entitled "Selected Consolidated Financial and Operating Data."


     Included in other financial data are EBITDA amounts. EBITDA represents earnings before interest, income taxes, depreciation and amortization and other non-recurring or non-cash items, such as equity earnings or losses and minority interest. Excluded from the computation of EBITDA are charges in 1999, 1998 and 1997 included in other expense of $26.7 million, $23.2 million and $29.0 million, respectively, and gains recognized in 1997 and 1996 of $44.5 million and $15.7 million. The $44.5 million gain in 1997 is attributable to our sale of 30% of Solutions LLC to Nortel. The $15.7 million gain in 1996 is attributable to the sale of rights to use communications frequencies. EBITDA is used by management and certain investors as an indicator of a company's historical ability to service debt. Management believes that an increase in EBITDA is an indicator of improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. However, EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to either operating income, as determined by generally accepted accounting principles, as an indicator of operating performance or cash flows from operating, investing and financing activities, as determined by generally accepted accounting principles, and is thus susceptible to varying calculations. EBITDA as presented may not be comparable to other similarly titled measures of other companies. We expect that under the permanent credit facility, which we expect to enter into in September 1999, our discretionary use of funds reflected by EBITDA will be limited in order to conserve funds for capital expenditures and debt service.

                                SIX MONTHS
                              ENDED JUNE 30,                 YEAR ENDED DECEMBER 31,
                         -------------------------   ---------------------------------------
                            1999          1998          1998          1997          1996
                         -----------   -----------   -----------   -----------   -----------
                             (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
  Network..............  $   197,389   $    52,042   $   194,936   $    43,013   $    11,063
  Solutions............      692,492       672,096     1,367,404     1,189,798       568,072
  Strategic
     Investments.......      133,469       102,612       221,410       217,966       132,477
  Eliminations.........      (22,211)      (25,024)      (50,281)      (22,264)       (6,425)
                         -----------   -----------   -----------   -----------   -----------
           Total
            revenues...    1,001,139       801,726     1,733,469     1,428,513       705,187
Operating expenses:
  Cost of sales........      765,742       587,238     1,294,583     1,043,932       517,222
  Selling, general and
     administrative....      264,852       206,996       489,173       329,513       152,484
  Provision for
     doubtful
     accounts..........       11,810         2,696        21,591         7,837         2,694
  Depreciation and
     amortization......       62,112        40,759        87,081        71,863        32,378
  Other................       26,913         1,033        34,245        32,269           500
                         -----------   -----------   -----------   -----------   -----------
           Total
             operating
            expenses...    1,131,429       838,722     1,926,673     1,485,414       705,278
                         -----------   -----------   -----------   -----------   -----------
Loss from operations...  $  (130,290)  $   (36,996)  $  (193,204)  $   (56,901)  $       (91)
                         ===========   ===========   ===========   ===========   ===========
Net loss...............  $  (199,765)  $   (43,927)  $  (185,729)  $   (30,043)  $    (3,514)
                         ===========   ===========   ===========   ===========   ===========
Historical per share
  data (basic):
  Net loss.............  $  (199,765)  $   (43,927)  $  (185,729)  $   (30,043)  $    (3,514)
  Weighted average
     shares
     outstanding.......        1,000         1,000         1,000         1,000         1,000
Pro forma per share
  data (basic):
  Net loss.............  $      (.58)  $      (.24)  $      (.69)  $      (.07)  $      (.01)
  Weighted average
     shares
     outstanding.......  460,000,000   460,000,000   460,000,000   460,000,000   460,000,000
OTHER FINANCIAL DATA:
EBITDA.................  $   (41,524)  $     3,763   $   (82,973)  $    44,005   $    32,287
Deficiency of earnings
  to fixed charges.....     (155,319)      (42,023)     (209,745)      (19,897)       (1,545)
Net cash provided by
  (used in) operating
  activities...........      (36,932)      (76,462)     (300,810)      147,858        (1,775)
Net cash provided by
  financing
  activities...........      898,926       324,122       890,623       225,953       226,009
Net cash used in
  investing
  activities...........     (830,292)     (251,425)     (559,099)     (363,494)     (224,186)
Capital expenditures...      572,387       253,971       401,004       276,249        66,900

                                                                 AT JUNE 30, 1999
                                                             -------------------------
                                                               ACTUAL      AS ADJUSTED
                                                             ----------    -----------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................................  $   73,706    $2,062,562
Working capital............................................     424,178     2,413,034
Property, plant and equipment, net.........................   1,060,635     1,060,635
Total assets...............................................   3,171,438     5,194,194
Long-term debt, including long-term debt due within one
  year.....................................................   1,414,603     2,304,603
Total liabilities..........................................   2,219,572     3,109,572
Total stockholders' equity.................................     951,866     2,084,622



                                                              AT JULY 31, 1999
                                                              ----------------
                                                                  (NUMBERS
                                                                APPROXIMATE)
OPERATING DATA:
Planned route miles.........................................       33,120
  Single fiber network route miles..........................        9,700
  Other route miles wholly owned............................        9,500
  Route miles under our asset defeasance program............        3,270
  Route miles jointly owned.................................        1,520
  Route miles through dark fiber rights.....................        9,130
Route miles in operation....................................       19,490
Planned retained fiber miles................................      400,000



     Route miles are actual miles of the path over which fiber optic cable is installed.


     Planned route miles are the total route miles that we expect the Williams network to traverse upon completion.


     Single fiber network route miles are the route miles traversed by the single fiber optic strand that Williams excluded from the sale of its original network to LDDS in 1995.



     Other route miles wholly owned are those other route miles that we wholly own or will wholly own and either have constructed or plan to construct along our rights of way. Rights of way are rights to install fiber optic cable along routes owned by other parties.



     Route miles under our asset defeasance program are those route miles that we are in the process of constructing over our rights of way under our asset defeasance program and which we will lease upon completion. The asset defeasance program provides cash which we may use, as agent for a trust, to buy and install fiber optic cable and equipment in order to construct portions of our network. For more information concerning the asset defeasance program, see the section of this prospectus entitled "Description of Other Indebtedness and Other Financing Arrangements -- Asset defeasance program."



     Route miles jointly owned are those route miles which we jointly own or will jointly own.



     Route miles through dark fiber rights are those route miles over which we plan to obtain rights in dark fiber.


     Planned retained fiber miles are those fiber miles of our completed network that we expect to retain for our use in serving our customers. Fiber miles are calculated by multiplying the route miles traversed over a given segment by the number of fibers contained within that segment.

                                  RISK FACTORS

     You should carefully consider the risks described below before deciding whether to invest in our notes.

RISKS RELATING TO OUR NETWORK UNIT

WE MUST COMPLETE THE WILLIAMS NETWORK EFFICIENTLY AND ON TIME TO INCREASE OUR REVENUES BUT FACTORS OUTSIDE OUR CONTROL MAY PREVENT US FROM DOING SO, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS

     Our ability to become a leading coast-to-coast provider of communications services to other communications providers and our ability to increase our revenues will depend in large part upon the successful, timely and cost-effective completion of the Williams network. Difficulties in constructing the Williams network which we cannot control could increase its estimated costs and delay its scheduled completion, either of which could have a material adverse effect on our business.

     In addition to factors described elsewhere in "Risk Factors," factors out of our control include:

     - our management of costs related to construction of route segments
     - timely performance by contractors
     - technical performance of the fiber and equipment used in the Williams network

     We have embarked upon an aggressive plan to build the Williams network and we cannot guarantee that we will be successful in completing the Williams network in the time planned.

WE NEED TO INCREASE THE VOLUME OF TRAFFIC ON THE WILLIAMS NETWORK OR THE WILLIAMS NETWORK WILL NOT GENERATE PROFITS

     We must substantially increase the current volume of voice, data, Internet and video transmission on the Williams network in order to realize the anticipated cash flow, operating efficiencies and cost benefits of the Williams network. If we do not develop long-term commitments with new large-volume customers as well as maintain our relationships with current customers, we will be unable to increase traffic on the Williams network, which would adversely affect our profitability.

     We believe that an important source of increased traffic will be from the introduction by regional telephone companies of long distance services within their historical service areas once they satisfy the applicable requirements under the Telecommunications Act of 1996. Accordingly, delays in the introduction of these services could have an adverse effect on our traffic flow. See the section of this prospectus entitled "Regulation -- General regulatory environment."

OUR NETWORK UNIT OPERATES IN A HIGHLY COMPETITIVE INDUSTRY WITH PARTICIPANTS THAT HAVE GREATER RESOURCES AND EXISTING CUSTOMERS THAN WE HAVE, WHICH COULD LIMIT OUR ABILITY TO INCREASE OUR MARKET SHARE

     Our success depends upon our ability to increase our share of the carrier services market by providing high quality services at prices equal to or below those of our competitors. Increased competition could lead to price reductions, fewer large-volume sales, under-utilization of resources, reduced operating margins and loss of market share. Many of our competitors have, and some potential competitors are likely to enjoy, substantial competitive advantages, including the following:

     - greater name recognition
     - greater financial, technical, marketing and other resources
     - larger installed bases of customers
     - well-established relationships with current and potential customers
     - more extensive knowledge of the high-volume long distance services industry
     - greater international presence

     Our competitors include Qwest Communications International, Inc, Level 3 Communications, Inc., IXC Communications, Inc., as well as the three U.S. long distance fiber optic networks that are owned by each of AT&T Corp., MCI WorldCom, Inc. and Sprint Corp.

CONSOLIDATION WITHIN THE TELECOMMUNICATIONS INDUSTRY COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

     Consolidation of some of the major service providers and strategic alliances in the communications industry have occurred in response to the passage of the Telecommunications Act and further consolidation could lead to fewer large-volume sales, reduced operating margins and loss of market share. Regional telephone companies that fulfill required conditions under the Telecommunications Act may choose to compete with us. In addition, significant new and potentially larger competitors could enter our market as a result of other regulatory changes, technological developments or the establishment of cooperative relationships. Foreign carriers may also compete in the U.S. market.

PRICES FOR NETWORK SERVICES MAY DECLINE, WHICH MAY REDUCE OUR REVENUES

     The prices we can charge our customers for transmission capacity on the Williams network could decline for the following reasons:

     - installation by us and our competitors, some of which are expanding capacity on their existing networks or developing new networks, of fiber and related equipment that provides substantially more transmission capacity than needed
     - recent technological advances that enable substantial increases in, or better usage of, the transmission capacity of both new and existing fiber
     - strategic alliances or similar transactions that increase the parties' purchasing power, such as purchasing alliances among regional telephone companies for long distance capacity

     If prices for network services decline, we may experience a decline in revenues which would have a material adverse effect on our operations.

SERVICE INTERRUPTIONS ON THE WILLIAMS NETWORK COULD EXPOSE US TO LIABILITY OR CAUSE US TO LOSE CUSTOMERS

     Our operations depend on our ability to avoid and mitigate any damages from power losses, excessive sustained or peak user demand, telecommunications failures, network software flaws, transmission cable cuts or natural disasters. The failure of any equipment or facility on the Williams network could result in the interruption of customer service until we make necessary repairs or install replacement equipment. Additionally, if a carrier or other service provider fails to provide the communications capacity that we have leased in order to provide service to our customers, service to our customers would be interrupted. If service is not restored in a timely manner, agreements with our customers may obligate us to provide credits or other remedies to them, which would reduce our revenues. Service disruptions could also damage our reputation with customers, causing us to lose existing customers or have difficulty attracting new ones. Many of our customers' communications needs will be extremely time sensitive, and delays in signal delivery may cause significant losses to a customer using the Williams network. The Williams network may also contain undetected design faults and software "bugs" that, despite our testing, may be discovered only after the Williams network has been completed and is in use.

WE MAY NEED TO EXPAND OR ADAPT THE WILLIAMS NETWORK IN THE FUTURE IN ORDER TO REMAIN COMPETITIVE, WHICH COULD BE VERY COSTLY

     Any expansion or adaptation of the Williams network could require substantial additional financial, operational and managerial resources which may not be available to us. After we complete the Williams network, we may have to expand or adapt its components to respond to the following:

     - an increasing number of customers
     - demand for greater transmission capacity
     - changes in our customers' service requirements
     - technological advances
     - government regulation

OUR NETWORK UNIT HAS GENERATED LOSSES IN ITS LIMITED OPERATING HISTORY, WHICH WE EXPECT WILL CONTINUE


     Our network unit has a limited operating history upon which you can base an evaluation of our performance. In connection with developing the Williams network, we have incurred operating and net losses and working capital deficits and we expect to continue to do so at least until completion of the Williams network. Our network unit experienced operating losses of $27.7 million in 1998 and $45.4 million for the six months ended June 30, 1999. Continued operating losses could limit our ability to obtain the cash needed to develop the Williams network, make interest and principal payments on our debt or fund our other business needs.


WE NEED TO OBTAIN AND MAINTAIN THE NECESSARY RIGHTS OF WAY FOR THE WILLIAMS NETWORK IN ORDER TO OPERATE THE NETWORK; IF WE ARE UNABLE TO OBTAIN AND MAINTAIN RIGHTS OF WAY OVER DESIRED ROUTES ON COMMERCIALLY REASONABLE TERMS, OUR PROFITABILITY MAY BE ADVERSELY AFFECTED


     If we are unable to maintain all of our existing rights and permits or obtain and maintain the additional rights and permits needed to implement our business plan on acceptable terms, we may incur additional costs which could have a material adverse effect on our business. We are a party to litigation which the plaintiffs seek to have certified as class actions which challenge, among other things, our right to use railroad rights of way. It is likely that we will be subject to other suits challenging use of all of our railroad rights of way and the plaintiffs will also seek class certification. Approximately 15% of our network is installed on railroad rights of way. This litigation may increase our costs and adversely affect our profitability. See
"Business -- Legal proceedings."


WE NEED TO OBTAIN ADDITIONAL CAPACITY FOR THE WILLIAMS NETWORK FROM OTHER PROVIDERS IN ORDER TO SERVE OUR CUSTOMERS AND KEEP OUR COSTS DOWN

     We lease telecommunications capacity and obtain rights to use dark fiber from both long distance and local telecommunications carriers in order to extend the range of the Williams network. Any failure by these companies to provide service to us would adversely affect our ability to serve our customers or increase our costs of doing so.

     Costs of obtaining local services from other carriers comprise a significant proportion of the operating expenses of long distance carriers, including our network unit. Similarly, a large proportion of the costs of providing international services consists of payments to other carriers. Changes in regulation, particularly the regulation of local and international telecommunications carriers, could indirectly but significantly affect our network unit's competitive position; such changes could increase or decrease our costs, relative to those of our competitors, of providing services.

RISKS RELATING TO OUR SOLUTIONS UNIT

OUR SOLUTIONS UNIT HAS EXPERIENCED LOSSES WHICH MAY CONTINUE IN THE FUTURE


     Our solutions unit experienced operating losses of approximately $59.0 million in 1998 and approximately $21.0 million for the six months ended June 30, 1999. We have had difficulties in integrating our equipment distribution business with Nortel's equipment distribution business and in managing the increased complexity of our business. Since the new systems our solutions unit is implementing to address these problems have not yet been fully implemented or tested, we expect that our financial results in 1999 will continue to be adversely affected by these difficulties. These difficulties have included an inability to operate and manage our business effectively with multiple information systems, insufficient management resources, internal control deficiencies, a high turnover of sales personnel, lost sales, customer dissatisfaction and increased selling, general and administrative costs. See the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Our solutions unit" for more information.


TERMINATION OF RELATIONSHIPS WITH KEY VENDORS COULD RESULT IN DELAYS OR INCREASED COSTS

     We have a series of agreements which authorize us to act as a distributor of communications products for a variety of vendors, most significantly Nortel, as well as Cisco Systems, Inc., NEC Corp. and others. We cannot assure you that any vendor with which we do business will elect to continue its relationship with us on substantially the same terms and conditions. We believe that an interruption, or substantial modification, of our distribution relationships, particularly with Nortel, could have a material adverse effect on our solutions unit's business, operating results and financial condition, in that we may no longer be able to provide services and products to our customers, or the cost of doing so may be more expensive. Periodically, our distribution agreements expire and we must negotiate new agreements if we desire to continue distributing the vendor's products at competitive prices. In addition, under our distribution agreement with Nortel, if we do not purchase a minimum percentage of our total product mix from Nortel, we each have the option to change the ownership structure of Solutions LLC. If Nortel is no longer an owner of Solutions LLC, there is no guarantee that Nortel would continue its distribution agreement with our solutions unit once it is no longer required to do so under the terms of the agreement. See the section of this prospectus entitled "Business -- Our solutions unit -- LLC agreement with Nortel" for more information.

OUR SOLUTIONS UNIT OPERATES IN A HIGHLY COMPETITIVE INDUSTRY, WHICH COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

     We face competition from communications equipment manufacturers and distributors, as well as from other companies that offer services to integrate systems and equipment of different types. Increased competition could lead to price reductions, fewer sales and client projects, under-utilization of employees, reduced operating margins and loss of market share. Many of our competitors have significantly greater financial, technical and marketing resources or greater name recognition than we currently have. We also face competition from lower cost providers and from new entrants to the market.

RISKS RELATING TO OUR COMPANY

AFTER THE OFFERINGS, WILLIAMS MAY NOT PROVIDE ADDITIONAL CAPITAL OR CREDIT SUPPORT TO US, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO MAKE FUTURE BORROWINGS

     We have funded our past capital needs mainly through borrowings or capital contributions from Williams or through external financings guaranteed by Williams. Following the offerings, Williams may not provide us with additional funding or credit support. Without Williams' support, we may have less borrowing capacity and funds may only be available to us on less favorable terms.

WE HAVE SUBSTANTIAL DEBT WHICH MAY HINDER OUR GROWTH AND PUT US AT A COMPETITIVE DISADVANTAGE

     Our substantial debt may have important consequences for us, including the following:

     - our ability to obtain additional financing for acquisitions, working capital, investments and capital or other expenditures could be impaired or financing may not be available on terms favorable to us
     - a substantial portion of our cash flow will be used to make principal and interest payments on our debt, reducing the funds that would otherwise be available to us for our operations and future business opportunities
     - a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations
     - we may have more debt than our competitors, which may place us at a competitive disadvantage
     - our substantial debt may make us more vulnerable to a downturn in our business or the economy generally


     We had substantial deficiencies of earnings to cover fixed charges of $155.3 million for the six months ended June 30, 1999, $209.7 million in 1998, $19.9 million in 1997 and $1.5 million in 1996.


WE MAY NOT BE ABLE TO REPAY OUR EXISTING DEBT; FAILURE TO DO SO OR TO REFINANCE OUR DEBT COULD PREVENT US FROM IMPLEMENTING OUR BUSINESS PLANS AND REALIZING ANTICIPATED PROFITS


     If we are unable to refinance our debt or to raise additional capital on favorable terms, this may impair our ability to develop the Williams network and to implement our other business plans. At June 30, 1999, as adjusted to give effect to the offerings, the concurrent investments, the recharacterization of $200 million of paid-in capital to amounts due to Williams, the payment of related expenses and the application of the net proceeds to repay debt, we would have had approximately $2.3 billion of long-term debt, approximately $2.1 billion of stockholders' equity and a debt-to-equity ratio of approximately 1.11 to 1. We have made additional borrowings since June 30, 1999 under our interim credit facility and anticipate making further borrowings under our new permanent credit facility or our new short term loan facility, all of which will increase the amount of our outstanding debt and our debt-to-equity ratio. Our ability to make interest and principal payments on our debt and borrow additional funds on favorable terms depends on the future performance of our business. If we do not have enough cash flow in the future to make interest or principal payments on our debt, we may be required to refinance all or a part of our debt or to raise additional capital. We do not know if refinancing our debt will be possible at that time or if we will be able to find someone who will lend us more money, nor do we know upon what terms we could borrow more money.

RESTRICTIONS AND COVENANTS IN OUR DEBT AGREEMENTS LIMIT OUR ABILITY TO CONDUCT OUR BUSINESS AND COULD PREVENT US FROM OBTAINING FUNDS WHEN WE NEED THEM IN THE FUTURE

     The notes and some of our other debt and financing arrangements contain a number of significant limitations that will restrict our ability to conduct our business and to:

     - borrow additional money
     - pay dividends or other distributions to our stockholders
     - make investments
     - create liens on our assets
     - sell assets
     - enter into transactions with affiliates
     - engage in mergers or consolidations

     These restrictions may limit our ability to obtain future financing, fund needed capital expenditures or withstand a future downturn in our business or the economy.

IF WE ARE UNABLE TO COMPLY WITH THE RESTRICTIONS AND COVENANTS IN OUR DEBT AGREEMENTS, THERE COULD BE A DEFAULT UNDER THE TERMS OF THESE AGREEMENTS, WHICH COULD RESULT IN AN ACCELERATION OF PAYMENT OF FUNDS THAT WE HAVE BORROWED

     If we are unable to comply with the restrictions and covenants in our debt agreements, there would be a default under the terms of our agreements. Some of our debt agreements also require us and certain of our subsidiaries to maintain specified financial ratios and satisfy financial tests. Our ability to meet these financial ratios and tests may be affected by events beyond our control; as a result, we cannot assure you that we will be able to meet such tests. In the event of a default under these agreements, our lenders could terminate their commitments to lend to us or accelerate the loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, we cannot assure you that we would be able to make the necessary payments to the lenders or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

IF WE ARE UNABLE TO SECURE ANY NEEDED ADDITIONAL FINANCING OUR ABILITY TO COMPLETE THE WILLIAMS NETWORK AND TO CONDUCT OUR BUSINESS GENERALLY COULD BE ADVERSELY AFFECTED

     We may need additional capital to complete the build of the Williams network and meet our long-term business strategies. If we need additional funds, our inability to raise them may have an adverse effect on our operations. If we decide to raise funds through the incurrence of additional debt, we may become subject to additional or more restrictive financial covenants and ratios. The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of financial, business and other factors, many of which are beyond our control. Our ability to arrange financing and the costs of financing depend upon many factors, including:

     - general economic and capital markets conditions
     - conditions in the communications market
     - regulatory developments
     - credit availability from banks or other lenders

     - investor confidence in the telecommunications industry and our company
     - the success of the Williams network
     - provisions of tax and securities laws that are conducive to raising capital

WE MUST ATTRACT AND RETAIN QUALIFIED EMPLOYEES TO ENSURE THE GROWTH AND SUCCESS OF OUR COMPANY

     We believe that our growth and future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel. Any inability of ours in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage and maintain our business and our customers' communications infrastructures. Some of the problems experienced by our solutions unit in 1998 were due to high turnover of managerial, technical and sales personnel, as well as insufficient management resources to run our solutions unit. The competition for qualified personnel in the communications industry is intense.

SBC COULD TERMINATE OUR STRATEGIC ALLIANCE, WHICH COULD HARM OUR BUSINESS

     If SBC terminates our strategic alliance, there could be a material adverse effect on our business, financial condition and results of operations. Because SBC is a major customer of ours, termination of our agreements with SBC would result in decreased revenues and increased marginal costs. Our alliance agreements with SBC are material to us and SBC may terminate these agreements in certain cases, including the following:

     - if SBC does not complete its proposed acquisition of Ameritech Corp. or if regulators impose conditions on the acquisition that SBC refuses to accept
     - if we begin to offer retail long distance or local services on the Williams network under some circumstances
     - if the action or failure to act of any regulatory authority materially frustrates or hinders the purpose of any of our agreements with SBC, the affected agreement may be terminated
     - if we materially breach our agreements with SBC causing a material adverse effect on the commercial value of the relationship to SBC
     - if we have a change of control
     - if SBC acquires an entity which owns a nationwide fiber optic network in the U.S. and determines not to sell us several long distance assets

     In the event of termination due to our actions, we could be required to pay SBC's transition costs of up to $200 million. Similarly, in the event of termination due to SBC's actions, SBC could be required to pay our transition costs of up to $200 million, even though our costs may be higher.

INTEL OR TELEFONOS DE MEXICO COULD EACH TERMINATE OUR STRATEGIC ALLIANCE WITH IT, WHICH COULD HARM OUR BUSINESS

     Our alliance agreements with Intel and Telefonos de Mexico are each material to us and Intel or Telefonos de Mexico may terminate its agreements with us in certain cases. If either of these alliance agreements is terminated for any reason before our initial public offering is completed, then the related purchase of our common stock could be cancelled. If this occurs, we would not receive the anticipated proceeds from the sale of our common stock and would not have the revenues that we anticipate from the alliances in the future.

WE ARE DEPENDENT ON A SMALL NUMBER OF CUSTOMERS, AS A RESULT OF WHICH THE LOSS OF EVEN A SINGLE CUSTOMER OR A FEW CUSTOMERS COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR BUSINESS

     We currently derive a large percentage of the revenue generated by our network unit and Vyvx from a small number of customers, as a result of which the loss of even a single customer or a few customers could have a material adverse impact on our business. There is no guarantee that these customers will continue to do business with us after the expiration of their commitments with us.

COMMUNICATIONS TECHNOLOGY CHANGES VERY RAPIDLY AND OUR TECHNOLOGY COULD BE RENDERED OBSOLETE

     We expect that new products and technologies will emerge and that existing products and technologies, including voice transmission over the Internet and high speed transmission of packets of data, will further develop. These new products and technologies may reduce the prices for our services or they may be superior to, and render obsolete, the products and services we offer and the technologies we use. As a result, our most significant competitors in the future may be new entrants to our markets which would not be burdened by an installed base of older equipment. It may be very expensive for us to upgrade our products and technology in order to continue to compete effectively. Our future success depends, in part, on our ability to anticipate and adapt in a timely manner to technological changes, including wider acceptance and usage of voice transmission over the Internet.

OUR SYSTEMS MAY NOT BE YEAR 2000 COMPLIANT, WHICH COULD EXPOSE US TO LIABILITY FROM THIRD PARTIES

     We, and the companies with which we do business, must upgrade our computer systems and software products to accept four-digit entries that distinguish the year 2000 from the year 1900. Due to the limited availability and cost of trained personnel, the difficulty in locating all relevant computer code and our reliance on third-party suppliers and vendors, serious systems failures may occur. These systems failures may result in litigation with our vendors, suppliers or customers, particularly for our solutions unit, given the nature of its extensive product offerings, its maintenance obligations and broad customer base.

     We cannot assure you that we will achieve full year 2000 compliance before the end of 1999 or that we will develop and implement effective contingency plans for all possible scenarios. We have identified two areas that would most likely result in significant problems for our business. First, the system replacements scheduled for completion during 1999 may be delayed. Second, we may not be able to remedy a material systems failure. Either of these could lead to lost revenues, increased operating costs, loss of customers or other business interruptions of a material nature, and potential litigation claims including mismanagement, misrepresentation or breach of contract. See the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 readiness disclosure" for more information.

IF WE DO NOT HAVE SOPHISTICATED INFORMATION AND BILLING SYSTEMS, WE MAY NOT BE ABLE TO ACHIEVE DESIRED OPERATING EFFICIENCIES

     Sophisticated information and billing systems are vital to our growth and ability to monitor costs, bill customers, fulfill customer orders and achieve operating efficiencies. Our plans for developing and implementing our information and billing systems rely primarily on the delivery of products and services by third party vendors. We may not be able to develop new business, identify revenues and expenses, service customers, collect revenues or develop and maintain an adequate work force if any of the following occur:

     - vendors fail to deliver proposed products and services in a timely and effective manner or at acceptable costs
     - we fail to adequately identify all of our information and processing needs
     - our related processing or information systems fail
     - we fail to upgrade systems when necessary
     - we fail to integrate our systems with those of our major customers

OUR BUSINESS IS SUBJECT TO REGULATION THAT COULD CHANGE IN AN ADVERSE MANNER

     The communications business is subject to federal, state, local and foreign regulation. Regulation of the telecommunications industry is changing rapidly, with ongoing effects on our opportunities, competition and other aspects of our business. We cannot assure you that future regulatory, judicial or legislative activities will not have a material adverse effect on us. The regulatory environment varies substantially from state to state. Generally, we must obtain and maintain certificates of authority from regulatory bodies in most states where we offer intrastate services or in order to use eminent domain powers to obtain rights of way. We also must obtain prior regulatory approval of the services, equipment and pricing for our intrastate services in most of these jurisdictions. In addition, some of our alliance partners are subject to extensive regulation, which could adversely affect the expected benefits of our arrangements with them by preventing us or them from selling each other's products and services as planned. For example, while the terms of our agreements with SBC are intended to comply with restrictions on SBC's provision of long distance services, various aspects of these arrangements have not been tested under the Telecommunications Act.

FAILURE TO DEVELOP THE "WILLIAMS COMMUNICATIONS" BRAND COULD ADVERSELY AFFECT OUR BUSINESS

     We believe that brand recognition is very important in the communications industry. If the "Williams Communications" brand awareness does not increase or is weakened, it could decrease the attractiveness of our company's product and service offerings to potential customers, which could result in decreased revenues. We have licensed the use of the Williams trademark from Williams for so long as Williams owns at least 50% of our outstanding capital stock. The loss of this license would require us to establish a new brand and build new brand recognition.

OUR INTERNATIONAL OPERATIONS AND INVESTMENTS MAY EXPOSE US TO RISKS WHICH COULD HARM OUR BUSINESS

     We have operations based in Canada, Australia and Mexico and investments in companies with operations in Brazil and Chile. We are exposed to risks inherent in international operations. These include:

     - general economic, social and political conditions
     - the difficulty of enforcing agreements and collecting receivables through certain foreign legal systems
     - tax rates in some foreign countries may exceed those in the United States and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions
     - required compliance with a variety of foreign laws and regulations which impose a range of restrictions on the companies' operations, corporate governance and shareholders, with penalties for noncompliance including loss of license and monetary fines
     - changes in United States laws and regulations relating to foreign trade and investment

CURRENCY EXCHANGE RATE FLUCTUATIONS COULD ADVERSELY AFFECT OUR FINANCIAL RESULTS

     Our international operations will cause our results of operations and the value of our assets to be affected by the exchange rates between the U.S. dollar and the currencies of the additional countries in which we have operations and assets. Fluctuations in foreign currency rates may adversely affect reported earnings and the comparability of period-to-period results of operations. On January 13, 1999, the Brazilian Central Bank removed the limits on the valuation of the Brazilian Real compared to the U.S. dollar, allowing free market fluctuation of the exchange rate. As a result, the value of the Brazilian Real in U.S. dollars has declined approximately 33% from December 31, 1998 to June 30, 1999. The ultimate duration and severity of the conditions in Brazil may have a material adverse effect on our investments there. In addition, Mexico and Chile have historically experienced exchange rate volatility. Changes in currency exchange rates may affect the relative prices at which we and foreign competitors sell products in the same market. In addition, changes in the value of the relevant currencies may affect the cost of items required in our operations.

RISKS RELATING TO OUR RELATIONSHIP WITH WILLIAMS

WILLIAMS HAS SIGNIFICANT CONTROL OVER OUR COMPANY, WHICH COULD ADVERSELY AFFECT HOLDERS OF OUR NOTES


     After completion of the equity offering and the concurrent investments, Williams will hold 100% of our Class B common stock and will therefore own shares with approximately 98% of the voting power of our company. As a result, Williams will be in a position to cause our company to take actions that benefit only Williams.


     As long as Williams continues to beneficially own shares of capital stock representing more than 50% of the combined voting power of our outstanding capital stock, Williams will be able to exercise a controlling influence over our company, including:

     - composition of our board of directors and, through it, the direction and policies of our company, including the appointment and removal of officers
     - mergers or other business combinations involving our company
     - acquisition or disposition of assets by our company
     - future issuances of common stock or other securities of our company
     - incurrence of debt by our company
     - amendments, waivers and modifications to the agreements between us and Williams being entered into in connection with the offerings
     - payment of dividends on our common stock
     - treatment of items in our tax returns that are consolidated or combined with Williams' tax returns

CONFLICTS OF INTEREST MAY ARISE BETWEEN US AND WILLIAMS WHICH COULD BE RESOLVED IN A MANNER UNFAVORABLE TO OUR COMPANY

     Conflicts of interest could arise relating to the nature, quality and pricing of services or products provided by us to Williams or by Williams to us, any payment of dividends by us to Williams, any prepayment of the borrowings by us from Williams and general issues relating to maintaining or increasing our profitability. In addition, one of our directors is both a senior officer and director, and seven of our directors are also senior officers, of Williams and some of these individuals and a number of our executive officers own substantial amounts of Williams stock and options for shares of Williams stock. There could be potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for our company and Williams.

     Our directors who are also directors or executive officers of Williams will have obligations to both companies and may have conflicts of interest with respect to matters potentially or actually involving or affecting us, such as acquisitions, financings and other corporate opportunities that may be suitable for both us and Williams. As a result, it is possible that these directors and executive officers could place the interests of Williams ahead of our interests when the two are incompatible. Our restated certificate of incorporation contains provisions designed to facilitate resolution of these potential conflicts which we believe will assist the directors of our company in fulfilling their fiduciary duties. Although these provisions are designed to resolve conflicts between us and Williams fairly, we cannot assure you that this will occur.

WE RELY ON WILLIAMS FOR ADMINISTRATIVE SERVICES WHICH WILLIAMS COULD CEASE TO PROVIDE TO US; WE MAY BE UNABLE TO REPLACE THESE SERVICES IN A TIMELY MANNER OR ON FAVORABLE TERMS

     We have never operated as a stand alone company. While Williams is contractually obligated to provide us with certain administrative services, we cannot assure you that these services will be sustained at the same level as when we were wholly owned by Williams or that we will obtain the same benefits. We will also lease and sub-lease office and manufacturing facilities from Williams. We cannot assure you that, after the expiration of these various arrangements, we will be able to replace the administrative services or enter into appropriate leases in a timely manner or on terms and conditions, including cost, as favorable as those we will receive from Williams.

     These agreements were made in the context of a parent-subsidiary relationship. The prices charged to us under these agreements may be higher or lower than the prices that may be charged by unaffiliated third parties for similar services. For more information about these arrangements, see the section of this prospectus entitled "Relationship Between Our Company and Williams."

RISKS RELATING TO OUR NOTES

WE DEPEND ON OUR SUBSIDIARIES TO PROVIDE US WITH FUNDS TO MEET OUR OBLIGATIONS BUT THEY ARE NOT OBLIGATED TO REPAY THE NOTES -- IF OUR SUBSIDIARIES ARE UNABLE TO DIVIDEND CASH TO US WHEN WE NEED IT, WE MAY BE UNABLE TO SATISFY OUR OBLIGATIONS UNDER THE NOTES, INCLUDING MAKING INTEREST AND PRINCIPAL PAYMENTS

     We are a holding company with limited direct operations and few assets other than the stock of our subsidiaries. We are dependent on the cash flows of our subsidiaries to meet our obligations, including the payment of principal of and interest on the notes. If our subsidiaries are unable to dividend cash to us when we need it, we may be unable to meet these obligations. Our subsidiaries are separate legal entities that will have no obligation to pay any amounts due under the notes or to make any funds available for payment of amounts due under the notes, whether by dividends, loans or other payments, unless they are required to become guarantors of the notes. Initially, none of our subsidiaries will guarantee the payment of the notes. In addition, the ability of our subsidiaries to make any payments or advances to us is limited by the laws of the relevant jurisdictions in which our subsidiaries are organized or located. In some cases, prior or subsequent approval of any such payments or advances may be required from applicable regulatory bodies or other governmental entities. See the sections of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and capital resources," "Business" and "Description of the Notes" for more information.

YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES IS EFFECTIVELY JUNIOR TO EXISTING AND FUTURE DEBT OF OUR SUBSIDIARIES -- THE RIGHTS OF HOLDERS OF NOTES TO PARTICIPATE IN THE ASSETS OF ANY OF OUR SUBSIDIARIES UPON ANY LIQUIDATION OR REORGANIZATION OF ANY SUBSIDIARY WILL BE SUBJECT TO THE PRIOR CLAIMS OF THAT SUBSIDIARY'S CREDITORS


     The notes will effectively rank junior to all existing and future liabilities of our subsidiaries, including trade payables. The rights of holders of notes to participate in the assets of our subsidiaries upon any liquidation or reorganization of any subsidiary will rank junior to the prior claims of that subsidiary's creditors. At June 30, 1999, after giving pro forma effect to the offerings, the concurrent investments, the recharacterization of $200 million of paid-in capital to amounts due to affiliates -- Williams, the financings described in this prospectus and the application of the net proceeds from the offerings and the concurrent investments, our subsidiaries would have had approximately $3.1 billion of outstanding liabilities, including $1.0 billion of debt owed to Williams. The terms of the indenture for the notes will permit us and our subsidiaries to incur substantial amounts of debt, including under our interim credit facility, our permanent credit facility and the Williams note.


WE MAY INCUR DEBT IN THE FUTURE THAT IS SECURED BY OUR ASSETS AND THAT WOULD RANK SENIOR TO THE NOTES -- THE RIGHTS OF HOLDERS OF NOTES TO RECEIVE PAYMENTS ON THE NOTES WILL BE JUNIOR TO THE RIGHTS OF HOLDERS OF OUR SECURED DEBT

     The rights of holders of notes will rank junior to the rights of the holders of all of our secured debt to the extent of the value of the assets securing our secured debt. The terms of the indenture for the notes permit us to, and our other debt agreements will permit us and our subsidiaries to, incur secured debt.

WE MAY NOT BE PERMITTED TO REPURCHASE THE NOTES AS REQUIRED BY THE INDENTURE OR WE MAY NOT HAVE THE ABILITY TO RAISE THE FUNDS NECESSARY TO PAY FOR THE
NOTES -- IF WE FAIL TO COMPLY WITH THE INDENTURE OUR DEBT CAN BE ACCELERATED

     If there is a change of control of our company and the rating of the notes declines, unless we have given a notice of redemption, each holder of notes will have the right to require us to repurchase all or any part of that holder's notes at a purchase price in cash equal to 101% of the principal amount, plus accrued and unpaid interest, if any. However, our ability to repurchase notes may be limited by the terms of then-existing contractual obligations of our company and of our subsidiaries. If this is the case, then in order to repurchase notes upon a change of control, we would have to repay all of our obligations under these agreements or would have to obtain the consent of holders of this debt. We cannot assure you that we will have adequate financial resources to repurchase the notes in the event of a change of control, particularly if we have to refinance other indebtedness. If we are unable to repurchase the notes upon a change of control, our failure to purchase tendered notes would constitute an event of default under the indenture. This and other events of default can cause acceleration of our other debt.

YOU CANNOT BE SURE THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE NOTES

     There is currently no trading market for the notes and we cannot guarantee that a market for the notes will develop in the future. In addition, we cannot guarantee the price at which holders might sell their notes. If a trading market were to develop, the notes could trade at prices that may be higher or lower than the initial offering price of the notes. We do not intend to apply for listing or quotation of the notes on any securities exchange or inter-dealer quotation system. Prevailing market prices from time to time will depend on many factors, including then-existing interest rates, our operating results and cash flow and the market for similar securities.

     The underwriters have advised us that they currently intend to make a market in the notes after the consummation of the notes offering. However, the underwriters are not obligated to do so and they may discontinue any market-making with respect to the notes at any time without notice. Accordingly, even if a trading market for the notes does develop, we cannot make any assurances as to the liquidity of that market. See the section of this prospectus entitled "Underwriting" for more information.

     In addition, the liquidity of and trading market for the notes may be adversely affected by declines in the market for high-yield securities generally. Such a decline may adversely affect liquidity and trading markets independent of our financial performance and prospects.

              THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. The forward-looking statements are principally contained in the sections "Prospectus Summary," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include but are not limited to:

     - our expectations and estimates as to completion dates, construction costs and subsequent maintenance and growth of the Williams network
     - our ability to implement successfully our operating strategy and attract sufficient capacity volumes on the Williams network
     - future financial performance, including growth in net sales and earnings
     - our continuing relationship with Williams
     - our plan to address the Year 2000 issue, the costs associated with Year 2000 compliance and the results of Year 2000 non-compliance by us or one or more of our customers, suppliers or other strategic business partners

     In addition to factors that may be described in our filings with the Securities and Exchange Commission and this prospectus, the following factors, among others, could cause our actual results to differ materially from those expressed in any forward-looking statements we make:

     - the effects of and changes in political and/or economic conditions, including inflation, interest rates and monetary conditions, and in communications, trade, monetary, fiscal and tax policies in international markets, including Mexico, Canada, Brazil, Australia and Chile
     - changes in external competitive market factors or in our internal budgeting process which might affect trends in our results of operations
     - intense competition from other communications companies
     - rapid, unpredictable and dramatic changes in the technological, regulatory or business environment applicable to us or the communications industry generally
     - changes in the prices of equipment, supplies, rights of way or construction expenses necessary to complete the Williams network

     You should carefully review our consolidated financial statements and related notes included in this prospectus as well as the risk factors described in this prospectus before deciding to invest in our notes.

     We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions, as they relate to our management, are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties.

                                USE OF PROCEEDS


     We estimate that the net proceeds we will receive from the notes offering will be approximately $1.27 billion. We estimate that the net proceeds we will receive from the sale of the shares of common stock will be approximately $607.8 million, or approximately $699.8 million if the underwriters of the equity offering exercise their over-allotment option in full, based on an assumed initial public offering price of $22.00 per share. In addition, we estimate that we will receive $725 million in net proceeds from the concurrent investments, excluding the issuance of additional shares that SBC may elect to purchase. The net proceeds from the issuance of these additional shares will depend on whether SBC's initial investment is $425 million or $500 million and whether the underwriters of the equity offering exercise their over-allotment option and will range from $9.5 million (based on a $425 million initial investment by SBC and no exercise of the over-allotment option by the underwriters of the equity offering) to $16.5 million (based on a $500 million initial investment by SBC and the exercise in full of the over-allotment option by the underwriters of the equity offering). We also anticipate having available to us borrowings from a new permanent credit facility as well as funds from other sources, as described in the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and capital resources -- Anticipated funding sources and cash uses."



     We intend to use the net proceeds from the offerings and the concurrent investments, together with borrowings under our permanent credit facility and funds from other sources, primarily to develop and light the Williams network and to repay debt that was incurred to develop and light the Williams network. At the time of the completion of the offerings, we estimate that the capital expenditures remaining to be made for this purpose will be approximately $2.3 billion and that the debt to be so repaid will be approximately $1.0 billion. We will also use these proceeds, borrowings and other funds to fund operating losses, for working capital and for general corporate purposes. For more information about our anticipated funding sources and our uses of these funds, see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and capital resources -- Anticipated funding sources and cash uses."



     The indebtedness which we plan to repay with the proceeds of the offerings and the concurrent investments consists of approximately $500 million which we plan to borrow under our permanent credit facility and approximately $500 million which we plan to borrow under a new short term loan facility. We expect to enter into these facilities prior to the completion of the offerings. Borrowings under these facilities will be used to repay borrowings under our current interim credit facility at the time we enter into these facilities. Borrowings under the interim credit facility were used primarily to develop and light the Williams network.



     Borrowings under the permanent credit and short term loan facilities which we will repay with the proceeds from the offerings are anticipated to bear interest at the rate of LIBOR plus 2.25%. The permanent credit facility will consist of a revolving facility which will extend for a six-year term, and a term facility which will extend for a seven-year term. The short term loan facility will expire December 31, 1999. Borrowings under the interim credit facility bear interest at the rate of LIBOR plus .875%. See the section of this prospectus entitled "Description of Other Indebtedness and Other Financing Arrangements."

                                 CAPITALIZATION


     The following table sets forth our capitalization at June 30, 1999 on an actual basis and as adjusted to give effect to the equity offering, the notes offering, the concurrent investments and the recharacterization of $200 million of paid-in capital to amounts due to Williams, after deducting underwriting discounts and commissions and estimated expenses, and after application of the net proceeds to repay debt. The adjustments for the equity offering are based on an assumed initial public offering price of $22.00 per share. The table assumes that the underwriters of the equity offering do not exercise their over-allotment option and that SBC does not purchase the up to 794,857 additional shares of our common stock that it may elect to purchase. The table also does not take into consideration any additional shares of our common stock issued pursuant to deferred share awards and does not take into consideration any option grants as described in the section of this prospectus entitled "Management -- New stock-based and incentive plans of our company -- Treatment of specified Williams stock awards."



                                                                   JUNE 30, 1999
                                                             -------------------------
                                                               ACTUAL      AS ADJUSTED
                                                             ----------    -----------
                                                               (IN THOUSANDS, EXCEPT
                                                                    SHARE DATA)
Cash and cash equivalents..................................  $   73,706    $2,062,562
                                                             ==========    ==========
Long-term debt due within one year.........................  $      372    $      372
                                                             ==========    ==========
Long-term debt:
  Due to affiliates........................................  $  800,956     1,000,956
  __% senior notes due 200_................................          --     1,300,000
  Bank borrowings..........................................     613,275         3,275
                                                             ----------    ----------
     Total long-term debt..................................   1,414,231     2,304,231
Stockholders' equity:
  Common stock, $1.00 par value per share:
     1,000 shares authorized; and 1,000 shares issued and
       outstanding.........................................           1            --
  Class A common stock, $0.01 par value per share:
     1,000,000,000 shares authorized; and 64,565,035 shares
       issued and outstanding..............................          --           646
  Class B common stock, $0.01 par value per share:
     500,000,000 shares authorized; and 395,434,965 shares
       issued and outstanding..............................          --         3,954
  Preferred stock, $0.01 par value per share:
     500,000,000 shares authorized; no shares issued or
       outstanding.........................................          --            --
  Capital in excess of par value...........................   1,391,160     2,519,317
  Accumulated deficit......................................    (516,924)     (516,924)
  Accumulated other comprehensive income...................      77,629        77,629
                                                             ----------    ----------
        Total stockholders' equity.........................     951,866     2,084,622
                                                             ----------    ----------
           Total capitalization............................  $2,366,097    $4,388,853
                                                             ==========    ==========

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     In the table below, we provide you with historical selected consolidated financial and operating data derived from our consolidated financial statements. We have prepared the financial information using our consolidated financial statements for the five years ended December 31, 1998 and the six months ended June 30, 1999 and 1998. Our consolidated balance sheets as of December 31, 1998 and 1997 and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998 have been audited by Ernst & Young LLP, independent auditors, whose report is based in part on the reports of Arthur Andersen S/C, independent public accountants. When you read these historical selected consolidated financial and operating data, it is important that you also read the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.


     In January 1995, Williams sold its network business to LDDS for approximately $2.5 billion. The sale included Williams' nationwide fiber optic network and the associated consumer, business and carrier customers. Along the original nationwide network, Williams kept an approximately 9,700 route-mile single fiber network, comprised of a single fiber optic strand and associated equipment, its telecommunications equipment distribution business and Vyvx, a leading provider of multimedia fiber transmission for the broadcast industry. The single fiber network can only be used to transmit video and multimedia services, including Internet services, through July 1, 2001. The single fiber network, along with Vyvx, our solutions unit and a number of acquired companies, formed the basis for what is today our company. See Note 2 to our consolidated financial statements for a description of acquisitions in 1996 through 1998.


     Williams has contributed international communications assets to our company. When we talk about our company and in the presentation of our financial information, we include the international assets which Williams has contributed to us.

     We have prepared the accompanying table to reflect the historical consolidated financial information of our company as if we had operated as a stand alone business throughout the periods presented. The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand alone entity during the periods covered.


     Pro forma earnings per share is based upon an assumed 460,000,000 shares of capital stock outstanding after the equity offering and the concurrent investments and does not include any exercise of the over-allotment option by the underwriters of the equity offering, the issuance of up to 794,857 additional shares that SBC may elect to purchase or the issuance of shares of common stock pursuant to deferred share awards or option grants under our company's stock-based plans for directors, officers and other employees. Pro forma net loss has been adjusted to include the interest expense impact of $1.3 billion of debt with an interest rate of 10% as if the debt had been issued on January 1, 1998.


     In connection with the equity offering, we will issue deferred shares of our common stock and grant options to purchase our common stock to directors and selected officers and other employees of our company and Williams. Some of the deferred shares and options are expected to be issued or granted to electing employees in exchange for existing deferred shares of Williams common stock or options to purchase Williams common stock on a basis intended to preserve their economic value. We will account for the options granted in exchange for existing Williams options as new fixed awards and record compensation expense over the vesting period for the options based on the difference between the initial public offering price and the exercise price of the new options. Compensation expense for the deferred shares, whether issued in exchange for Williams deferred shares or newly issued, will be recorded over the vesting period based on the initial public offering price. Assuming that employees elect to exchange all eligible deferred shares and options, based upon current economic value, we estimate that the compensation expense relating to the options and deferred shares will be approximately $15.7 million over the vesting periods, of which we estimate that approximately $5.4 million will be expensed during the remainder of 1999 and approximately $3.0 million will be expensed annually in 2000, 2001 and 2002.



     Included in other financial data are EBITDA amounts. EBITDA represents earnings before interest, income taxes, depreciation and amortization and other non-recurring or non-cash items, such as equity earnings or losses and minority interest. Excluded from the computation of EBITDA are charges in 1999, 1998 and 1997 included in other expense of $26.7 million, $23.2 million and $29.0 million, respectively, described below and the gains recognized in 1997 and 1996 of $44.5 million and $15.7 million described below. EBITDA is used by management and certain investors as an indicator of a company's historical ability to service debt. Management believes that an increase in EBITDA is an indicator of improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. However, EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to either operating income, as determined by generally accepted accounting principles, nor as an indicator of operating performance or cash flows from operating, investing and financing activities, as determined by generally accepted accounting principles and is thus susceptible to varying calculations. EBITDA as presented may not be comparable to other similarly titled measures of other companies. We expect that under the permanent credit facility, which we expect to enter into in September 1999, our discretionary use of funds reflected by EBITDA will be limited in order to conserve funds for capital expenditures and debt service.


     The Statement of Operations Data reflects the following items and events that affect comparability with other years as follows:

     - In January 1995, Williams sold its network business to LDDS for approximately $2.5 billion. The sale included Williams' nationwide fiber optic network and the associated consumer, business and carrier customers. We accounted for the sale as a disposal of a business segment and accordingly have reported the results of the sold business as discontinued operations.

     - In 1996, we recognized a gain of $15.7 million from the sale of rights to use communications frequencies for approximately $38.0 million.

     - In April 1997, we purchased Nortel's equipment distribution business, which we then combined with our equipment distribution business to create Solutions LLC. This combination effectively doubled the size of our solutions unit. We recorded the 30% ownership reduction in our operations contributed to Solutions LLC as a sale to Nortel and recognized a gain of $44.5 million based on the excess of the fair value over the net book value. In 1997, we began to recognize a minority interest in income
       (loss) of subsidiaries.


     - In October 1997, management and ownership of the single fiber network were transferred from our strategic investments unit to our network unit and intercompany transfer pricing was established prospectively. In addition, consulting, outsourcing and the management of Williams' internal telephone operations, activities previously performed within our strategic investments unit, were transferred to our network unit. For comparative purposes, the 1996 and 1997 consulting, outsourcing and internal telephone management activities previously performed in our strategic investments unit that were transferred to our network unit have been reflected in our network unit's results. See Note 3 to our consolidated financial statements for more information regarding segment disclosures.


     - Other expense in 1997 included $29.0 million of charges primarily related to the decision to sell our learning content business. Other expense in 1998 included a $23.2 million loss related to exiting a venture in the strategic investments unit involved in the transmission of business information for news and educational purposes. Other expense for the six months ended June 30, 1999 included $26.7 million of charges related to the sale of our audio and video conferencing and closed-circuit video broadcasting services businesses.


     - Williams has historically been the primary funding source for our activities. In 1997, most of our funding was through direct capital contributions. Prior to 1997 and in 1998, funding included interest-bearing related party borrowings. In 1997 and 1998, we began the process of capitalizing interest associated with the construction of assets.

     - In the fourth quarter of 1998, we began to recognize revenues from dark fiber leases accounted for as sales-type leases. Dark fiber revenues for this period were $64.1 million. Revenues from dark fiber for the six months ended June 30, 1999 were $71.9 million.

     - Under our tax sharing arrangement with Williams, after the equity offering we will generally receive the benefit of net operating losses only while we remain part of Williams' consolidated tax group and only to the extent we would be able to utilize them if we filed separate income tax returns. If we had filed separate federal income tax returns for 1997 and 1998, the deferred federal income tax benefit would have been increased by approximately $12.8 million and $5.6 million. These amounts reflect the benefit of a net deferred tax asset for federal net operating loss carryforwards to the extent of the existing net deferred tax liability that would have been reflected by us on a separate filing basis.

     - The recharacterization of $200 million of paid-in capital to amounts due to Williams.

                             SIX MONTHS ENDED JUNE 30,                            YEAR ENDED DECEMBER 31,
                            ---------------------------   ------------------------------------------------------------------------
                                1999           1998           1998           1997           1996           1995           1994
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS:
Revenues:
  Network.................  $    197,389   $     52,042   $    194,936   $     43,013   $     11,063   $         --   $         --
  Solutions...............       692,492        672,096      1,367,404      1,189,798        568,072        494,919        396,640
  Strategic Investments...       133,469        102,612        221,410        217,966        132,477         44,000         18,247
  Eliminations............       (22,211)       (25,024)       (50,281)       (22,264)        (6,425)            --             --
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
           Total
             revenues.....     1,001,139        801,726      1,733,469      1,428,513        705,187        538,919        414,887
Operating expenses:
  Cost of sales...........       765,742        587,238      1,294,583      1,043,932        517,222        402,336        316,891
  Selling, general and
     administrative.......       264,852        206,996        489,173        329,513        152,484         93,560         78,552
  Provision for doubtful
     accounts.............        11,810          2,696         21,591          7,837          2,694          2,932          3,866
  Depreciation and
     amortization.........        62,112         40,759         87,081         71,863         32,378         21,050         18,554
  Other...................        26,913          1,033         34,245         32,269            500         (1,240)          (224)
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
           Total operating
             expenses.....     1,131,429        838,722      1,926,673      1,485,414        705,278        518,638        417,639
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
Income (loss) from
  operations..............      (130,290)       (36,996)      (193,204)       (56,901)           (91)        20,281         (2,752)
Interest accrued..........       (29,033)        (6,250)       (18,650)        (8,714)       (17,367)       (13,999)        (7,405)
Interest capitalized......         8,798          4,556         11,182          7,781             --             --             --
Equity losses.............       (18,682)        (2,739)        (7,908)        (2,383)        (1,601)           (72)           243
Investing income..........         4,762          1,267          1,931            670            296            405             41
Minority interest in
  (income) loss of
  subsidiaries............        11,272         (4,904)        15,645        (13,506)            --             --             --
Gain on sale of interest
  in subsidiary...........            --             --             --         44,540             --             --             --
Gain on sale of assets....            --             --             --             --         15,725             --             --
Other income (loss),
  net.....................          (758)           (44)           178            508           (108)           148             44
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------

                             SIX MONTHS ENDED JUNE 30,                            YEAR ENDED DECEMBER 31,
                            ---------------------------   ------------------------------------------------------------------------
                                1999           1998           1998           1997           1996           1995           1994
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND RATIOS)
Income (loss) from
  continuing operations
  before income taxes.....      (153,931)       (45,110)      (190,826)       (28,005)        (3,146)         6,763         (9,829)
(Provision) benefit for
  income taxes............       (45,834)         1,183          5,097         (2,038)          (368)        (8,380)        (2,710)
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
Loss from continuing
  operations..............      (199,765)       (43,927)      (185,729)       (30,043)        (3,514)        (1,617)       (12,539)
Income from discontinued
  operations..............            --             --             --             --             --      1,018,800         94,001
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
Net income (loss).........  $   (199,765)  $    (43,927)  $   (185,729)  $    (30,043)  $     (3,514)  $  1,017,183   $     81,462
                            ============   ============   ============   ============   ============   ============   ============
Historical per share data
  (basic):
  Loss from continuing
     operations...........  $   (199,765)  $    (43,927)  $   (185,729)  $    (30,043)  $     (3,514)  $     (1,614)  $    (12,539)
  Income from discontinued
     operations...........  $         --   $         --   $         --   $         --   $         --   $  1,018,800   $     94,001
  Net income (loss).......  $   (199,765)  $    (43,927)  $   (185,729)  $    (30,043)  $     (3,514)  $  1,017,183   $     81,462
  Weighted average shares
     outstanding..........         1,000          1,000          1,000          1,000          1,000          1,000          1,000
Pro forma per share data
  (basic):
  Loss from continuing
     operations...........  $       (.58)  $       (.24)  $       (.69)  $       (.07)  $       (.01)  $         --   $       (.03)
  Income from discontinued
     operations...........  $         --   $         --   $         --   $         --   $         --   $       2.26   $        .21
  Net income (loss).......  $       (.58)  $       (.24)  $       (.69)  $       (.07)  $       (.01)  $       2.26   $        .18
  Weighted average shares
     outstanding..........   460,000,000    460,000,000    460,000,000    460,000,000    460,000,000    460,000,000    460,000,000

                             SIX MONTHS ENDED JUNE 30,                            YEAR ENDED DECEMBER 31,
                            ---------------------------   ------------------------------------------------------------------------
                                1999           1998           1998           1997           1996           1995           1994
                            ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                                  (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA AND RATIOS)
OTHER FINANCIAL DATA:
EBITDA....................  $    (41,524)  $      3,763   $    (82,973)  $     44,005   $     32,287   $     41,331   $     15,802
Ratio of earnings to fixed
  charges.................            --             --             --             --             --           1.43             --
(Deficiency) excess of
  earnings to cover fixed
  charges.................  $   (155,319)  $    (42,023)  $   (209,745)  $    (19,897)  $     (1,545)  $      6,856   $     (9,829)
Net cash provided by (used
  in) operating
  activities..............       (36,932)       (76,462)      (300,810)       147,858         (1,775)        34,144         41,389
Net cash provided by
  financing activities....       898,926        324,122        890,623        225,953        226,009         47,022         27,764
Net cash used in investing
  activities..............      (830,292)      (251,425)      (559,099)      (363,494)      (224,186)       (81,189)       (58,844)
Capital expenditures......       572,387        253,971        401,004        276,249         66,900         32,412         12,616
BALANCE SHEET DATA:
Working capital...........  $    424,178   $    224,771   $    284,358   $    150,965   $    145,865   $     80,989   $     64,110
Net assets of discontinued
  operations..............            --             --             --             --             --             --        743,622
Property, plant and
  equipment, net..........     1,060,635        634,361        712,404        413,452        174,091         98,128         70,415
Total assets..............     3,171,438      1,704,577      2,338,546      1,511,834        721,687        413,630      1,086,329
Long-term debt, including
  long-term debt due
  within one year.........     1,414,603        230,339        624,420        126,941          2,702        189,031        164,067
Total liabilities.........     2,219,572        744,445      1,330,864        643,332        194,434        319,409        340,831
Total stockholders'
  equity..................       951,866        960,132      1,007,682        868,502        527,253         94,221        745,498

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes included in this prospectus. You can find additional information concerning our businesses and strategic investments and alliances in the section of this prospectus entitled "Business."

OVERVIEW

     We own or lease, operate and are extending a nationwide fiber optic network and provide a comprehensive array of communications products and services for organizations of all sizes through our network unit and our solutions unit. Through our third business unit, the strategic investments unit, we make investments in, or own and operate, domestic and foreign businesses that create demand for capacity on the Williams network, increase our service capabilities, strengthen our customer relationships, develop our expertise in advanced transmission electronics or extend our reach. We also enter into strategic alliances with communications companies to secure long-term, high-capacity commitments for traffic on the Williams network and to enhance our service offerings.


     In January 1995, Williams sold its network business to LDDS for approximately $2.5 billion. The sale included Williams' nationwide fiber optic network and the associated consumer, business and carrier customers. Williams excluded from the sale the single fiber network, its telecommunications equipment distribution business and Vyvx. The single fiber network, along with Vyvx, our solutions unit and a number of acquired companies, formed the basis for what is today our company. See Note 2 to our consolidated financial statements for a description of acquisitions in 1996 through 1998.


     On May 27, 1999, Williams contributed its international communications assets to our company. When we talk about our company and in the presentation of our financial information, we include the international assets which Williams contributed to us.


     In October 1997, management and ownership of the single fiber network were transferred from our strategic investments unit to our network unit and intercompany transfer pricing was established prospectively. In addition, consulting, outsourcing and the management of Williams' internal telephone operations, activities previously performed within our strategic investments unit, were transferred to our network unit. For comparative purposes, the 1996 and 1997 consulting, outsourcing and internal telephone management activities previously performed in our strategic investments unit that were transferred to our network unit have been reflected in our network unit's segment results. See
Note 3 to our consolidated financial statements for more information regarding segment disclosure.


     Our consolidated financial statements and this section have been prepared to reflect the historical consolidated financial information of our company as if we had operated as a stand alone business throughout the periods presented.

     As a result of the expansion of our fiber optic network, we expect a significant change in our revenue mix over the next few years. In 1998, our network unit contributed approximately 11.2% of our total consolidated revenues, our solutions unit contributed approximately 78.9% of our total consolidated revenues and our strategic investments unit primarily contributed the remainder. Throughout 1999 and 2000, we expect our network unit to contribute an increasing percentage of our total consolidated revenues and by 2001 we expect our network unit to contribute the largest percentage of our revenues and to be the primary source of our income from operations on a consolidated basis. In addition, as a result of our alliances, we expect a higher concentration of revenue from SBC, Intel and Telefonos de Mexico. Over the next few years revenue increases in our solutions unit are expected to be modest, with higher revenue growth expected during the same period in our strategic investments unit.


OUR NETWORK UNIT


     Our network unit's business consists of network services and revenues generated from dark fiber. Our network services include:


     - packet-based data services, or the transport of information as "packets," which are data organized for transmission over circuits shared simultaneously by several users

     - private line services, which are dedicated direct connections between locations
     - voice services

     - local calling area services to provide local capacity to our carrier customers

     - optical wave services, which allow a customer exclusive long-term use of a portion of the transmission capacity of a fiber optic strand
     - network design and operational support


     These services are provided under capacity service arrangements. Capacity service arrangements typically have terms ranging from months to many years. Pricing is generally based on the amount of capacity provided, minutes of use, distance of communication, jurisdiction regulating the service and other factors, and is often based on a form of agreement which requires minimum payments regardless of the amount of service used. These agreements are known as take-or-pay commitments. Customers are typically billed for capacity services on a monthly basis and the agreements generally have payment terms of 30 days. Our network unit's revenues also include intercompany and affiliate revenues for our management of Williams' internal telephone operations and our management of the single fiber network.



     Beginning in 1998, our revenues also included dark fiber leases accounted for as sales-type leases. A dark fiber lease conveys rights to use strands of fiber optic cable on the Williams network with the purchaser providing its own optical equipment to transmit light signals over the fiber optic strands. An agreement for a dark fiber lease typically has a term which approximates the economic life of a fiber optic strand, which is generally 20 to 30 years. Usually, the customer pays for the dark fiber with a down payment due upon execution of the agreement and the balance due upon delivery to and acceptance by the customer of the fiber. For these sales-type leases, revenue is generally recognized at the time of delivery and acceptance of the fiber. However, see "Accounting pronouncements" below for a discussion of future revenue recognition related to dark fiber leases. Dark fiber leases that do not meet the criteria for sales-type lease accounting are accounted for as operating leases and the cash received is recognized as revenue over the term of the lease.



     Grants of rights in dark fiber generally provide the customers with the risks and benefits of ownership. However, we retain title to the fibers. We maintain control over physical access to the cable containing the fibers in order to protect the integrity of the fibers used by us or other customers. Consequently, the agreements granting rights in dark fiber obligate us to provide maintenance services for the cable. In return, the customer pays us for providing such maintenance services during the term of the agreement. In some instances, the customer provides us with similar services pursuant to an agreement to grant rights in dark fiber held by us on the customer's system. Most dark fiber customers also elect to use equipment space and related services, such as power, provided by us along the route of the dark fiber for which we receive additional revenue from recurring charges. In most cases, we have the right to increase these charges to match inflation.

     Our network unit's cost of sales for capacity service arrangements include off-net capacity costs, which are costs of network capacity attributable to using other carrier networks, local access costs, which are the costs of connecting the Williams network to customer locations via local access facilities, and operations and maintenance personnel costs. Construction costs associated with dark fiber leases accounted for as sales-type leases primarily include cable installation, construction of buildings to house equipment, acquisition of rights of way and real estate purchase costs determined on an average cost basis for the applicable portion of the network route sold.

     As a result of our expansion of the Williams network and as a result of our alliances with SBC, Intel and Telefonos de Mexico, we expect a significant change in our network unit's revenue mix over the next few years. By 2001, revenues from our network unit are expected to consist primarily of voice services and packet-based data services for communications transmissions. In 1998 and the first six months of 1999, approximately 33% and 36%, respectively, of our network unit's total revenues were generated from dark fiber. However, as a result of recent accounting pronouncements discussed below, we do not expect this level of revenues from dark fiber transactions to continue.

     We evaluate our grants to customers of rights in dark fiber under lease accounting rules. Certain of our grants of rights in dark fiber were accounted for as sales-type leases even though title does not actually transfer to our customers under our existing grants of rights in dark fiber. Sales-type lease accounting effectively treats a transaction as a sale, resulting in the recognition of revenues and cost of sales. Through June 30, 1999, all of our network unit's revenues included in the category of dark fiber represented revenues recorded from transactions accounted for as sales-type leases.

     In June 1999, the Financial Accounting Standards Board issued a new interpretation effective for transactions entered into after June 30, 1999 that has the effect of requiring transfer of title to be an included element in order to account for a grant of rights in dark fiber as a sales-type lease. Accordingly, sales-type lease accounting will no longer be appropriate for the grants of rights in dark fiber for transactions entered into after June 30, 1999. Transactions for which title is not transferred will be accounted for as operating leases with revenues recognized ratably over the term of the grant of the rights in dark fiber.

     See "Accounting pronouncements" below for additional discussion of future revenue recognition related to dark fiber leases.

OUR SOLUTIONS UNIT


     Our solutions unit's revenues primarily consist of sales and installation of voice and data communications equipment and the service and maintenance of this equipment. Revenues from voice equipment are derived from sales of private branch exchange systems and key systems and the applications and upgrades associated with these systems. A private branch exchange system is a system of devices that open, close, select or complete paths for the transmission of signals that connect to destinations within an office building, which allows calls from outside the building to be routed to the individual instead of through a central number. A key system is an on-site telephone system for smaller organizations. Like a private branch exchange system, a key system switches calls to and from the public network as well as within an organization. Applications and upgrades associated with these systems include voice messaging and call centers, which are offices with multiple persons making and answering calls and performing functions such as taking orders, answering service- and product-related questions and telemarketing. Revenues from data equipment consist mainly of the sale of the following:

     - routers, which connect two or more data networks
     - switches, which are devices that open, close, select or complete paths through which the transmission signal flows to connect to its destination
     - hubs, which are devices on a data network to which other devices such as printers and computers are connected
     - other equipment that comprise corporate voice and data networks


     We expect the provision of professional services will generate an increasing portion of our solutions unit's revenue growth. Professional services include the design and operational support of voice, data and integrated networks, which are network systems that combine voice and data services, for companies and organizations, call center design and installation and Internet network design and implementation. Professional services are typically higher margin services due to the increased complexity and expertise required. These services are billed in one of three ways:


     - as part of an equipment or network package
     - separately as a contract
     - separately on an hourly basis

     Our solutions unit's cost of sales consists primarily of cost of goods, labor costs for design and installation and operations and maintenance personnel costs.

     Issues relating to our solutions unit's business performance. Our solutions unit's sales and operating losses were $1.37 billion and $59.0 million in 1998 compared to sales and operating income of $1.19 billion and $37.1 million in 1997. In April 1997, we purchased Nortel's equipment distribution business, which we then combined with our equipment distribution business to create Solutions LLC. On a pro forma basis assuming the two businesses had been combined for the entire year, sales and operating income would have been $1.44 billion and $45.6 million in 1997.

     We have experienced difficulties in integrating our equipment distribution business with Nortel's equipment distribution business and in managing the increased complexity of our business. These difficulties include:

     - inability to operate and manage our business effectively with the multiple non-integrated management information systems which we have as a result of the combination with Nortel as well as acquisition activity by both us and Nortel prior to our business combination
     - insufficient resources at management levels to manage the operations and finances of the combined business
     - management turnover
     - sales force turnover, including the loss of approximately 200 sales representatives, or approximately 25% of our total of approximately 850 sales representatives, in the first quarter of 1998
     - inability to accurately track customers' orders, billings and collections
     - lack of brand recognition due to the change from the "WilTel" and "Nortel" names
     - lower customer satisfaction due to service and delivery disruptions and billing errors
     - inability to manage employee productivity and achieve operational efficiencies
     - inability to accurately track selling, general and administrative expenses
     - inability to accurately calculate sales compensation in a timely manner
     - increased selling, general and administrative costs

     Our solutions unit's operating results in 1998 were also negatively affected by the expansion of our professional services business, which led to increased administrative costs for 1998 without the corresponding revenue benefit we would expect from this expenditure going forward.

     We are taking the following initiatives to address these issues:

     - implementing standard operating and financial management information systems throughout our organization, a process which will continue throughout 1999
     - continuing to rebuild our sales force by adding approximately 200 sales representatives in 1998, correcting sales compensation issues and implementing sales training and development programs
     - adding additional resources to address internal control issues
     - realignment of our administrative and operating functions in the fourth quarter of 1998, eliminating approximately $19 million of annualized overhead costs
     - hiring an external marketing consulting company and investing in an advertising campaign, both of which will assist us in establishing brand awareness and improving sales productivity

     These and other initiatives began in the second quarter of 1998 and are continuing throughout 1999. However, we expect that our financial results in 1999 will continue to be adversely affected by the difficulties outlined above.

OUR STRATEGIC INVESTMENTS UNIT

     We make investments in, or own and operate, companies that create demand for capacity on the Williams network, increase our service capabilities, strengthen our customer relationships, develop our expertise in advanced transmission electronics or extend our reach. We currently have significant investments in Concentric Network Corporation, UniDial Communications and UtiliCom Networks. Our investments in these three domestic companies represent less than a 20% ownership, and accordingly we account for these investments using the cost method of accounting. Under the cost method, our financial results are not impacted by our percentage ownership interest in the results and operations of these companies.


     Williams has contributed to us its interests in communications ventures in Brazil, Australia and Chile. Our financial results include the international assets contributed to us. Our investment in Brazil is accounted for under the equity method. Our investment in Australia is consolidated. We account for our investment in Chile under the cost method. In addition, Williams has granted us an option to acquire its entire equity and debt interests in Algar Telecom S/A, a Brazilian telecommunications company, at net book value. We may exercise this option at any time from January 1, 2000 to January 1, 2001 and pay the exercise price entirely in our Class B common stock. See the section of this prospectus entitled "Business -- Our strategic investments unit -- International -- Algar Telecom" for more information.


     In addition, revenues from our strategic investments unit are derived from Vyvx and other businesses which we own and operate. These businesses provide:

     - distribution of video and audio signals of televised sports and news events from live events to television networks
     - distribution of advertisements and other media to local television stations

     Our strategic investments unit's cost of sales consists primarily of off-net capacity costs and operations and maintenance personnel costs.

RESULTS OF OPERATIONS

     In order to meet our strategic objectives, we must increase substantially the volume of traffic on the Williams network. As a result, we do not believe that our financial condition or results of operations for prior years serve as a meaningful indication of our future financial condition or results of operations. We expect to incur substantial net operating losses for the foreseeable future and there can be no assurance that we will be able to achieve or sustain operating profitability in the future.

     The table below summarizes our percentage of revenue by source and operating expenses as a percentage of total revenues:


                                     SIX MONTHS ENDED
                                         JUNE 30,            YEAR ENDED DECEMBER 31,
                                     ----------------      ---------------------------
                                     1999       1998       1998       1997       1996
                                     -----      -----      -----      -----      -----
Revenues:
  Network..........................   19.7%       6.5%      11.2%       3.0%       1.6%
  Solutions........................   69.2       83.8       78.9       83.3       80.6
  Strategic Investments............   13.3       12.8       12.8       15.3       18.8
  Eliminations.....................   (2.2)      (3.1)      (2.9)      (1.6)      (1.0)
                                     -----      -----      -----      -----      -----
     Total revenues................  100.0      100.0      100.0      100.0      100.0
Operating expenses:
  Cost of sales....................   76.5       73.2       74.7       73.1       73.3
  Selling, general and
     administrative................   26.5       25.8       28.2       23.1       21.6
  Provision for doubtful
     accounts......................    1.2        0.3        1.2        0.5        0.4
  Depreciation and amortization....    6.2        5.1        5.0        5.0        4.6
  Other............................    2.6        0.2        2.0        2.3        0.1
                                     -----      -----      -----      -----      -----
     Total operating expenses......  113.0      104.6      111.1      104.0      100.0
                                     -----      -----      -----      -----      -----
Loss from operations...............  (13.0)%     (4.6)%    (11.1)%     (4.0)%       --
                                     =====      =====      =====      =====      =====


SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

CONSOLIDATED RESULTS


     We experienced a net loss of $199.8 million for the six months ended June 30, 1999 compared to a net loss of $43.9 million for the six months ended June 30, 1998, an increase of $155.9 million from the prior period. The increase in net loss included an increase in losses from operations of $93.3 million (including a charge of $26.7 million related to the sale of our audio and video conferencing and closed-circuit video broadcasting services businesses), an increase in equity losses of $15.9 million and an increase in net interest expense of $18.5 million, somewhat offset by a change in minority interest results of $16.2 million. Net loss was also increased by $47.0 million pursuant to our tax sharing agreement with Williams. The depreciation scheduled in 1999 on the Williams network results in a significant deferred tax expense for us in 1999 with no current benefit for the net operating losses generated, as a result of the tax sharing agreement which we have entered into with Williams. Our provision for taxes for the six months ended June 30, 1999 increased $47.0 million from a benefit of $1.2 million for the six months ended June 30, 1998 to a provision of $45.8 million for the six months ended June 30, 1999.



     Our network unit accounted for $30.3 million of the increase in losses from operations, our solutions unit accounted for $33.6 million of the increase in losses from operations and our strategic investments unit accounted for $29.4 million of the increase in losses from operations, primarily due to the $26.7 million charge referred to above. We discuss these results in detail below by segment.

OUR NETWORK UNIT

     The table below summarizes our network unit's results for the six months ended June 30, 1999 and 1998 and for the last three fiscal years:

                                       SIX MONTHS ENDED
                                           JUNE 30,            YEAR ENDED DECEMBER 31,
                                      -------------------   ------------------------------
                                        1999       1998       1998       1997       1996
                                      --------   --------   --------   --------   --------
                                                         (IN THOUSANDS)
Revenues:
  Dark fiber........................  $ 71,927   $     --   $ 64,100   $     --   $     --
  Leased capacity and other.........    96,855     23,282     73,367     16,637         --
  Intercompany......................    21,947     24,750     49,759     21,159      6,145
  Affiliates........................     6,660      4,010      7,710      5,217      4,918
                                      --------   --------   --------   --------   --------
     Total revenues.................   197,389     52,042    194,936     43,013     11,063
Operating expenses:
  Cost of sales.....................   185,858     40,968    157,379     29,211      4,681
  Selling, general and
     administrative.................    43,384     20,841     51,499      6,512        632
  Provision for doubtful accounts...        40         42        136         --         --
  Depreciation and amortization.....    13,481      5,135     13,228      4,012         --
  Other.............................         2        203        410         --         --
                                      --------   --------   --------   --------   --------
     Total operating expenses.......   242,765     67,189    222,652     39,735      5,313
                                      --------   --------   --------   --------   --------
Income (loss) from operations.......  $(45,376)  $(15,147)  $(27,716)  $  3,278   $  5,750
                                      ========   ========   ========   ========   ========

     Our network unit's revenues increased $145.3 million, or 279%, to $197.4 million for the six months ended June 30, 1999 from $52.1 million for the same period in 1998. The increase was due primarily to $71.9 million of revenues from dark fiber leases accounted for as sales-type leases and $68.0 million of revenues from services provided to customers of the Williams network.

     Our network unit's gross profit increased to $11.5 million for the six months ended June 30, 1999 from $11.1 million for the same period in 1998 while gross margin decreased to 5.8% for the six months ended June 30, 1999 from 21.3% for the six months ended June 30, 1998. Our network unit's cost of sales increased $144.9 million, or 354%, to $185.9 million for the six months ended June 30, 1999 from $41.0 million for the same period in 1998, due primarily to $54.2 million of construction costs associated with dark fiber leases accounted for as sales-type leases, $47.1 million of higher off-net capacity costs incurred prior to the completion of the Williams network and $16.0 million of higher operating and maintenance expenses.

     Our network unit's selling, general and administrative expenses increased $22.5 million, or 108%, to $43.4 million for the six months ended June 30, 1999 from $20.8 million for the same period in 1998, due primarily to an increase in the number of employees and the expansion of the infrastructure to support the Williams network.

     Our network unit's depreciation and amortization increased $8.3 million, or 163%, to $13.5 million for the six months ended June 30, 1999 from $5.1 million for the same period in 1998, reflecting the impact of completing the construction of various segments of the Williams network.

OUR SOLUTIONS UNIT

     The table below summarizes our solutions unit's results for the six months ended June 30, 1999 and 1998 and for the last three fiscal years:


                                    SIX MONTHS ENDED
                                        JUNE 30,              YEAR ENDED DECEMBER 31,
                                   -------------------   ----------------------------------
                                     1999       1998        1998         1997        1996
                                   --------   --------   ----------   ----------   --------
                                                        (IN THOUSANDS)
Revenues:
  New systems and upgrades.......  $403,818   $376,339   $  791,518   $  674,604   $306,110
  Maintenance and customer
     service orders..............   271,431    289,378      556,392      508,319    251,221
  Other..........................    15,148      4,739       16,029        5,363      9,379
  Affiliates.....................     2,095      1,640        3,465        1,512      1,362
                                   --------   --------   ----------   ----------   --------
     Total revenues..............   692,492    672,096    1,367,404    1,189,798    568,072
Operating expenses:
  Cost of sales..................   501,697    487,035    1,009,475      881,112    435,490
  Selling, general and
     administrative..............   177,817    152,318      355,014      234,615    105,891
  Provision for doubtful
     accounts....................    11,115      1,536       19,231        5,622      1,526
  Depreciation and
     amortization................    22,686     18,702       36,637       30,142     16,023
  Other..........................       124       (142)       6,013        1,255        255
                                   --------   --------   ----------   ----------   --------
     Total operating expenses....   713,439    659,449    1,426,370    1,152,746    559,185
                                   --------   --------   ----------   ----------   --------
Income (loss) from operations....  $(20,947)  $ 12,647   $  (58,966)  $   37,052   $  8,887
                                   ========   ========   ==========   ==========   ========


     Our solutions unit's revenues increased $20.4 million, or 3%, to $692.5 million for the six months ended June 30, 1999 from $672.1 million for the same period in 1998. Increases in new systems and upgrades as well as increases in professional services were offset by decreases in maintenance and customer service orders. The increase in professional services is primarily attributable to the October 1998 acquisition of Computer Networking Group, Inc.

     Our solutions unit's gross profit increased to $190.8 million for the six months ended June 30, 1999 from $185.1 million for the same period in 1998, while gross margin increased to 27.6% for the six months ended June 30, 1999 from 27.5% for the same period in 1998. Our solutions unit's cost of sales increased $14.7 million, or 3.0%, to $501.7 million for the six months ended June 30, 1999 from $487.0 million for the same period in 1998, due primarily to the increased revenue.

     Our solutions unit's selling, general and administrative expenses increased $25.5 million, or 16.7%, to $177.8 million for the six months ended June 30, 1999 from $152.3 million for the same period in 1998. Cost reduction initiatives implemented in the fourth quarter of 1998 were offset by higher costs attributable to the CNG acquisition and expansion of the professional services business.

     Our solutions unit's provision for doubtful accounts increased $9.6 million to $11.1 million for the six months ended June 30, 1999 from $1.5 million for the same period in 1998. The increase in the provision reflects adjustments to our reserves based on unresolved billing and collection issues.

     Our solutions unit's depreciation and amortization increased $4.0 million, or 21.3%, to $22.7 million for the six months ended June 30, 1999 from $18.7 million for the same period in 1998, due primarily to the CNG acquisition and depreciation related to systems infrastructure.

OUR STRATEGIC INVESTMENTS UNIT

     The table below summarizes our strategic investments unit's results for the six months ended June 30, 1999 and 1998 and for the last three fiscal years:


                                      SIX MONTHS ENDED
                                          JUNE 30,             YEAR ENDED DECEMBER 31,
                                     -------------------   -------------------------------
                                       1999       1998       1998        1997       1996
                                     --------   --------   ---------   --------   --------
                                                        (IN THOUSANDS)
Revenues:
  Vyvx.............................  $ 79,968   $ 79,689   $ 161,201   $162,009   $ 99,974
  PowerTel.........................    19,323         --      11,248         --         --
  Other............................    34,178     22,923      48,961     55,957     32,503
                                     --------   --------   ---------   --------   --------
     Total revenues................   133,469    102,612     221,410    217,966    132,477
Operating expenses:
  Cost of sales....................   100,398     84,259     178,010    155,873     83,476
  Selling, general and
     administrative................    43,651     33,837      82,660     88,386     45,961
  Provision for doubtful
     accounts......................       655      1,118       2,224      2,215      1,168
  Depreciation and amortization....    25,945     16,922      37,216     37,709     16,355
  Other............................    26,787        972      27,822     31,014        245
                                     --------   --------   ---------   --------   --------
     Total operating expenses......   197,436    137,108     327,932    315,197    147,205
                                     --------   --------   ---------   --------   --------
Loss from operations...............  $(63,967)  $(34,496)  $(106,522)  $(97,231)  $(14,728)
                                     ========   ========   =========   ========   ========

  ATL and other equity losses......  $(18,682)  $ (2,739)  $  (7,908)  $ (2,383)  $ (1,601)
                                     ========   ========   =========   ========   ========


     Our strategic investments unit's revenues increased $30.9 million, or 30%, to $133.5 million for the six months ended June 30, 1999 from $102.6 million for the same period in 1998. The increase is primarily attributable to $19.3 million in international activity as a result of the August 1998 acquisition of PowerTel and $11.3 million in increases primarily related to audio and video conferencing and closed-circuit video broadcasting services for businesses.

     Our strategic investments unit's gross profit increased to $33.1 million for the six months ended June 30, 1999 from $18.4 million for the same period in 1998, while gross margin increased to 24.8% for the six months ended June 30, 1999 from 17.9% for the same period in 1998. Our strategic investments unit's cost of sales increased $16.1 million, or 19.2%, to $100.4 million for the six months ended June 30, 1999 from $84.3 million for the same period in 1998, primarily due to $16.7 million in increased costs attributable to the August 1998 acquisition of PowerTel.


     Our strategic investments unit's selling, general and administrative expenses increased $9.9 million, or 29.3%, to $43.7 million for the six months ended June 30, 1999 from $33.8 million for the same period in 1998, primarily as a result of the $9.4 million impact of the August 1998 acquisition of PowerTel.


     Our strategic investments unit's equity losses increased to $18.7 million for the six months ended June 30, 1999 from $2.7 million for the same period in 1998 due primarily to the March 1998 investment in ATL-Algar Telecom Leste S.A., which was formed to acquire a concession for cellular licenses in Brazil in the states of Rio de Janeiro and Espirito Santo. Following the contribution from Williams, our investment in ATL totaled $415 million, representing a direct 55% and indirect 10% economic interest and a direct 19% and indirect 30% voting interest. On March 11, 1999, the shareholders of ATL, including Williams, pledged 49% of their common ATL stock and all of their preferred ATL stock as collateral for a U.S. dollar-denominated $521 million loan from Ericsson Project Finance AB to ATL. ATL had significant pre-operational losses in the construction of a digital cellular network in 1998 and the six months ended June 30, 1999.

     During the second quarter of 1999, management determined that the businesses that provide audio and video conferencing services and closed-circuit video broadcasting services for businesses were held for sale. Upon that determination, we ceased accruing depreciation and amortization for those businesses. On June 30, 1999, we signed an agreement, which closed effective July 31, 1999, with Genesys, S.A. to sell our business that provides audio and video conferencing services. In addition, effective July 31, 1999, we signed and closed an agreement with Cyberstar L.P. to sell our business which provides closed-circuit video broadcasting services for businesses. Proceeds from these two transactions totalled approximately $50.0 million. In the second quarter of 1999 we recognized a pre-tax loss of $26.7 million related to the sales of these businesses consisting of a $22.8 million impairment charge to write-down the assets to fair value based on the expected net sales proceeds and exit costs of $3.9 million, consisting of $2.8 million of contractual obligations and $1.1 million of employee-related costs.

CONSOLIDATED NON-OPERATING COSTS


     Our net interest expenses for the six months ended June 30, 1999 increased $18.5 million from the same period of the prior year as interest expense incurred to finance operations and capital expenditures exceeded amounts capitalized for the period by $20.2 million. Our minority interest in (income) loss of subsidiaries is attributable to Nortel's 30% ownership of Solutions LLC as well as the other PowerTel stockholders' 64% ownership of PowerTel since February 1999 and 78% ownership of PowerTel prior to February 1999. The change in minority interest resulted in an increase in income for the six months ended June 30, 1999 of $11.3 million compared to a reduction in income for the same period in 1998 of $4.9 million. The 1999 amount attributable to Nortel is $5.3 million and the 1999 amount attributable to PowerTel is $6.0 million. In 1998, the minority interest amount was all attributable to Nortel.


     For the six months ended June 30, 1999, we recorded a tax provision of $45.8 million, compared to a tax benefit of $1.2 million for the same period in 1998. The increase in our tax provision is primarily due to an increase in our deferred taxes pursuant to our tax sharing agreement with Williams. The depreciation of the Williams network that has begun resulted in a significant deferred tax expense for us in 1999 with no current benefit for the net operating losses generated under the tax sharing agreement. Under our tax sharing agreement with Williams, after the equity offering we will generally receive the benefit of net operating losses only while we remain part of the Williams consolidated tax group and only to the extent we would be able to utilize them if we filed separate income tax returns.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

CONSOLIDATED RESULTS


     We experienced a net loss of $185.7 million in 1998 compared to a net loss of $30.0 million in 1997, an increase of $155.7 million from 1997. The increase in our net loss is primarily attributable to an increase in losses from operations of $136.3 million, which we discuss in detail below by segment. The increase in net loss is offset somewhat by a change in minority interest results of $29.2 million and a tax benefit of $5.1 million compared with a tax expense of $2.0 million in 1997. Our 1997 results were also affected by the occurrence of a $44.5 million non-recurring gain on the sale of a 30% interest in Solutions LLC to Nortel.


     Our network unit accounted for $31.0 million of the increase in losses from operations and our solutions unit accounted for $96.0 million of the increase in losses from operations, partially offset by a $1.3 million decrease in losses from operations in our strategic investments unit.

OUR NETWORK UNIT


     Our network unit's revenues increased $151.9 million, or 353%, to $194.9 million in 1998 from $43.0 million in 1997. The increase in 1998 was due primarily to $64.1 million of revenues from dark fiber leases accounted for as sales-type leases, $49.5 million of revenues from services provided to new long-term customers of the Williams network and $28.6 million higher intercompany revenues following the transfer of the single fiber network from our strategic investments unit to our network unit in October 1997 and the establishment of intercompany transfer pricing.


     Our network unit's gross profit increased to $37.6 million in 1998 from $13.8 million in 1997, while gross margin decreased to 19.2% in 1998 from 32.1% in 1997. Our network unit's cost of sales increased $128.2 million, or 439%, to $157.4 million in 1998 from $29.2 million in 1997, due primarily to $38.5 million of construction costs associated with dark fiber leases accounted for as sales-type leases, $54.8 million of off-net capacity costs incurred prior to completion of the Williams network and $17.1 million of higher operating and maintenance expenses. Costs associated with higher intercompany revenues primarily account for the remainder of the increased cost.

     Our network unit's selling, general and administrative expenses increased $45.0 million, or 692%, to $51.5 million in 1998 from $6.5 million in 1997, due primarily to an increase in the number of employees and the expansion of the infrastructure to support the Williams network, including $7.7 million of increased information systems costs and $8.0 million for a new national advertising campaign.


     Our network unit's depreciation and amortization increased $9.2 million, or 230%, to $13.2 million in 1998 from $4.0 million in 1997, due to the transfer of the single fiber network from our strategic investments unit to our network unit.


OUR SOLUTIONS UNIT

     In 1997 and 1998, several integration issues relating to the combination of Nortel's equipment distribution business with ours had an adverse impact on our solutions unit's operating results. Although these issues began in 1997, our financial results were not materially adversely impacted until 1998. See the section above entitled "-- Overview -- Our solutions unit -- Issues relating to our solutions unit's business performance." Write-offs of previously capitalized software costs in favor of new systems, end of the year severance plans and the modification of an employee benefit plan also had an adverse impact on the operating results. Consequently, our solutions unit's total segment operating results declined from operating income of $37.1 million in 1997 to an operating loss of $59.0 million in 1998.

     Our solutions unit's revenues increased $177.6 million, or 15%, to $1.37 billion in 1998 from $1.19 billion in 1997, due primarily to an increase of $195.5 million arising from the additional four months of combined operations with Nortel's equipment distribution business in 1998 as compared to 1997. While maintenance contract revenues increased in 1998, the increase was offset by a reduction in new system sales and fewer customer service orders due, in part, to competitive pressures and the integration issues discussed above. See the section above entitled "-- Overview -- Our solutions unit -- Issues relating to our solutions unit's business performance."

     Our solutions unit's gross profit increased to $357.9 million in 1998 from $308.7 million in 1997, while gross margin increased to 26.2% in 1998 from 25.9% in 1997. Our solutions unit's cost of sales increased $128.4 million, or 15%, to $1.01 billion in 1998 from $881.1 million in 1997, due primarily to an increase of $121.4 million arising from an additional four months of combined operations with Nortel in 1998 as compared to 1997. $49.4 million of the increased costs are attributable to direct costs associated with new systems and upgrades revenues and

$43.5 million of the increased costs are direct costs associated with maintenance and customer service orders revenues. $31.6 million of the increased costs are attributable to higher indirect costs which are primarily attributable to maintenance and customer service orders revenues.


     Our solutions unit's selling, general and administrative expenses increased $120.4 million, or 51%, to $355.0 million in 1998 from $234.6 million in 1997. The increase was due to an increase of $48.4 million arising from an additional four months of combined operations with Nortel. Also contributing to the increase was $23.3 million of increased information systems costs associated with infrastructure expansion and enhancement and the continued costs of maintaining multiple systems while common systems were being developed. In addition, $36.4 million of increased costs was due to additions to sales personnel and support staff and higher sales commission rates than anticipated. Selling, general and administrative costs in 1998 also included fourth quarter charges of $8.7 million. The charges consisted of $5.8 million related to the modification of our solutions unit's employee benefits program to increase the number of vested days in the new paid time off policy, including a change with regard to sick pay. The remaining charge of $2.9 million was for the severance of 133 employees who were terminated in December 1998 and to whom we paid severance benefits during January 1999. Additionally, an expansion of our professional services business increased administrative expenses.


     Provision for doubtful accounts increased $13.6 million, or 242%, to $19.2 million in 1998 from $5.6 million in 1997. This increase was due to our inability to accurately bill our customers and to collect payment from our customers in a timely manner.

     Our solutions unit's depreciation and amortization increased $6.5 million, or 22%, to $36.6 million in 1998 from $30.1 million in 1997, due primarily to an increase of $5.4 million arising from an additional four months of combined operations with Nortel in 1998 as compared to 1997. The combination with Nortel resulted in additional goodwill of approximately $180.0 million which is being amortized over 25 years, resulting in annual amortization expense of approximately $7.2 million.

     Our solutions unit's other operating expense increased $4.7 million, or 379%, to $6.0 million in 1998 from $1.3 million in 1997, due primarily to a fourth quarter non-cash charge of $5.6 million related to the abandonment of capitalized software costs in favor of new systems.

OUR STRATEGIC INVESTMENTS UNIT

     Our strategic investments unit's revenues increased $3.4 million, or 2%, to $221.4 million in 1998 from $218.0 million in 1997, due primarily to the $11.2 million impact of our investment in PowerTel and a $9.1 million increase from audio and video conferencing and closed-circuit video broadcasting services for businesses. This was partially offset by the $13.7 million impact of exiting our learning content business. In late 1997, we decided to sell our learning content business. During 1998, a substantial portion of the learning content business was sold at its approximate carrying value.


     PowerTel Limited is a public company in Australia which plans to build, own and operate communications networks serving the cities of Brisbane, Melbourne and Sydney and which plans to provide local services in the central business districts of these three cities. Our total investment at June 30, 1999 represented a 36% economic interest in PowerTel, which will increase to 45% after we make all of our remaining required cash contributions of $39 million. We also hold options which, if exercised, would increase our interest by up to 5%. PowerTel's revenues for the period from Williams' investment on August 14, 1998 through December 31, 1998 consisted of fixed telephone line revenues of $7.3 million and cellular phone revenues of $3.9 million. Since PowerTel is accounted for under the principles of consolidation despite our less than 50% ownership, our consolidated financial statements reflect revenues of $11.2 million and operating expenses of $14.5 million.


     Our strategic investments unit's gross profit decreased to $43.4 million in 1998 from $62.1 million in 1997, while gross margin decreased to 19.6% in 1998 from 28.5% in 1997. Our strategic investments unit's cost of sales increased $22.1 million, or 14%, to $178.0 million in 1998 from $155.9 million in 1997, due primarily to $15.0 million of costs relating to the existence of intercompany transfer pricing following the transfer of the single fiber network to our network unit in October 1997 and $9.9 million due to our investment in PowerTel. Cost of sales of PowerTel included $6.8 million related to fixed telephone line revenues and $3.1 million related to cellular telephone revenues. Other changes in our strategic investments unit's cost of sales included the $6.7 million impact of increased activity in audio and video conferencing and closed-circuit video broadcasting services, partially offset by $5.6 million in lower costs as a result of our exiting our learning content business.



     Our strategic investments unit's selling, general and administrative expenses decreased $5.7 million, or 6%, to $82.7 million in 1998 from $88.4 million in 1997, due primarily to our exiting the learning content business, partially offset by $3.7 million in expenses related to PowerTel.



     Our strategic investments unit's depreciation and amortization decreased $0.5 million, or 1%, to $37.2 million in 1998 from $37.7 million in 1997, due primarily to the absence of depreciation and amortization of $3.9 million associated with our exiting the learning content business. Decreases in depreciation associated with the transfer of the single fiber network to our network unit in October 1997 were offset by increases related to new video and teleport equipment. Depreciation and amortization related to PowerTel totaled $0.9 million.



     Our strategic investments unit's other operating expense decreased $3.2 million, or 10%, to $27.8 million in 1998 from $31.0 million in 1997. The 1998 amount included a $23.2 million write-down related to our abandonment of a venture involved in the technology and transmission of business information. The write-down occurred as a result of our decision to exit the venture and not to make further investments in the venture. The write-down was recorded in the third quarter and we abandoned the venture during the fourth quarter. The write-down primarily consisted of $17.0 million from the impairment of the total carrying value of the investment and $5.0 million from the recognition of contractual obligations that continued after the abandonment. During the fourth quarter of 1998, $2.0 million of these contractual obligations were paid. Other operating expenses in 1997 included charges totaling $29.0 million primarily related to our decision and commitment to sell the learning content business.


     Our strategic investments unit had 1998 equity losses in ATL of $4.2 million. ATL incurred significant pre-operational losses in the construction of a digital cellular network in 1998.

CONSOLIDATED NON-OPERATING COSTS


     Our net interest expense increased $6.5 million to $7.4 million in 1998 from $0.9 million in 1997 as a result of our increased borrowings in 1998 compared to 1997, and was offset somewhat by increased capitalization of interest related to assets under construction. Our cash from financing activities increased $664.7 million, or 294%, to $890.6 million in 1998 from $225.9 million in 1997. Most of our 1998 funding was provided by borrowings from Williams, while most of our 1997 funding was provided by capital contributions from Williams.



     Our minority interest in (income) loss of subsidiaries is attributable to Nortel's 30% ownership of Solutions LLC as well as the other stockholders' 78% ownership of PowerTel. The change in minority interest resulted in an increase in income in 1998 of $15.6 million compared to a reduction of income in 1997 of $13.5 million. This change of $29.1 million was due primarily to operating losses attributable to our solutions unit in 1998 as compared to operating profit in 1997. In 1997, we recognized a $44.5 million gain on the sale of a 30% ownership in Solutions LLC to Nortel based on the excess of the fair value over the net book value of the assets conveyed to Nortel.

     In 1998, we recorded a tax benefit of $5.1 million compared to a tax provision of $2.0 million in 1997. The notes to our consolidated financial statements include a reconciliation of the expected benefit for income taxes at the federal statutory rate to the actual provision or benefit. In 1998, the expected benefit was largely offset by unused operating losses.

     Under our tax sharing agreement with Williams, after the equity offering we will generally receive the benefit of net operating losses only while we remain part of Williams' consolidated tax group and only to the extent we would be able to utilize them if we filed separate income tax returns. If we had filed separate federal income tax returns for 1997 and 1998, the provision (benefit) for income taxes would generally be unchanged for 1997, and for 1998 the deferred federal income tax benefit would have been increased by approximately $5.6 million. This amount reflects the benefit of a net deferred tax asset for federal net operating loss carryforwards to the extent of the existing net deferred tax liability that would have been reflected by us on a separate filing basis.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

CONSOLIDATED RESULTS


     We incurred a net loss of $30.0 million in 1997 compared to a net loss of $3.5 million in 1996, representing an increase in net loss of $26.5 million, or 757%, from the prior year. The increase in net loss was due to increased losses from operations of $77.2 million and the recording of minority interest expense of $13.5 million attributable to Nortel's 30% share of the 1997 results of Solutions LLC. These results were offset by lower net interest expense of $16.4 million and the recognition of a $44.5 million gain on the sale of a 30% interest in Solutions LLC to Nortel. Our 1996 results were affected by a non-recurring gain on the sale of communications assets of $15.7 million.


     Our network unit accounted for $2.5 million of the increase in losses from operations. These losses were offset somewhat by an increase in our solutions unit's operating income of $28.2 million. Our strategic investments unit accounted for $88.3 million of the increase in losses from operations.

OUR NETWORK UNIT


     Our network unit's revenues increased $31.9 million, or 289%, to $43.0 million in 1997 from $11.1 million in 1996, due primarily to $13.6 million in consulting and outsourcing revenues attributable to the March 1997 acquisition of Critical Technologies, Inc., a company which designs and manages outsourced communications networks. The increase in revenues was also primarily due to an increase of $15.0 million in intercompany revenues, including revenues from the transfer of the single fiber network from our strategic investments unit to our network unit in October 1997.



     Our network unit's gross profit improved to $13.8 million in 1997 from $6.4 million in 1996, while gross margin percentages declined to 32.1% in 1997 from 57.7% in 1996. Our network unit's cost of sales increased $24.5 million, or 524%, to $29.2 million in 1997 from $4.7 million in 1996, due primarily to the $15.0 million impact of the transfer of the single fiber network from our strategic investments unit to our network unit and the $8.0 million impact of the acquisition of Critical Technologies.

     Our network unit's selling, general and administrative expenses increased $5.9 million to $6.5 million in 1997 from $0.6 million in 1996 as a result of the acquisition of Critical Technologies.


     Our network unit's depreciation and amortization was none in 1996 and increased to $4.0 million in 1997 as a result of the transfer of the single fiber network from our strategic investments unit to our network unit and the acquisition of Critical Technologies.


OUR SOLUTIONS UNIT

     Our solutions unit's revenues increased $621.7 million, or 109%, to $1.19 billion in 1997 from $568.1 million in 1996, due primarily to acquisitions which contributed revenues of approximately $556.0 million, including $535.6 million from the April 1997 combination of Nortel's equipment distribution business with ours.

     During 1997, our solutions unit modified its basic contract structure for new systems and upgrades to separately state prices for the equipment and services portions of a contract. As a result of this contract structure, revenues on these contracts are initially recognized upon delivery of the equipment with the remaining revenues under the contracts being recognized over the installation period based on the relationship of incurred labor to total estimated labor. This new contract structure increased revenues by $38.0 million and operating profit by $6.7 million in 1997. Increased business activity resulted in an $81.0 million increase in new system sales, partially offset by a $46.0 million decrease in system upgrade revenues.

     Our solutions unit's gross profit increased to $308.7 million in 1997 from $132.6 million in 1996, while gross margin percentages increased to 25.9% in 1997 from 23.3% in 1996. Our solutions unit's cost of sales increased $445.6 million, or 102%, to $881.1 million in 1997 from $435.5 million in 1996. The increase was due primarily to the $393.0 million impact of the combination with Nortel. The remaining increase was attributable to the modification of the contract structure discussed above, resulting in increased costs of $31.3 million, and to increased business activity.

     Our solutions unit's selling, general and administrative expenses increased $128.7 million, or 122%, to $234.6 million in 1997 from $105.9 million in 1996, due primarily to the approximately $109.3 million impact of the combination with Nortel with the remaining costs attributable to expanding the infrastructure and sales support for anticipated future growth.

     Our solutions unit's depreciation and amortization increased $14.1 million, or 88%, to $30.1 million in 1997 from $16.0 million in 1996, due primarily to the combination with Nortel.

OUR STRATEGIC INVESTMENTS UNIT

     Our strategic investments unit's revenues increased $85.5 million, or 65%, to $218.0 million in 1997 from $132.5 million in 1996, due primarily to acquisitions which contributed revenues of $80.6 million. Our strategic investments unit's revenues in 1997 also included revenues from our learning content business for which, in late 1997, we developed a plan for disposal and defined as an asset held for sale. As detailed in our consolidated financial statements, a series of acquisitions were completed in 1996 and 1997 which expanded our strategic investments unit's product offerings to include satellite links, audio and video conferencing, closed-circuit video broadcasting for businesses and advertising distribution.

     Our strategic investments unit's gross profit increased to $62.1 million in 1997 from $49.0 million in 1996, while gross margins decreased to 28.5% in 1997 from 37.0% in 1996. Cost of sales increased $72.4 million, or 87%, to $155.9 million in 1997 from $83.5 million in 1996, due primarily to the $68.0 million impact of the acquired operations.

     Our strategic investments unit's selling, general and administrative expenses increased $42.4 million, or 92%, to $88.4 million in 1997 from $46.0 million in 1996, primarily attributable to the acquired operations.


     Our strategic investments unit's depreciation and amortization increased $21.3 million, or 130%, to $37.7 million in 1997 from $16.4 million in 1996, primarily attributable to the acquired operations.



     Our strategic investments unit's other expense increased $30.8 million to $31.0 million from $0.2 million in 1996, due primarily to charges totaling $29.0 million in 1997 primarily related to our decision and commitment to sell our learning content business, resulting in a $22.7 million charge. The $22.7 million charge consisted of a $21.0 million impairment of the assets to fair value less cost to sell and recognition of $1.7 million in exit costs, which primarily consisted of employee-related costs and contractual obligations. Fair value was based on management's estimate of the expected net proceeds to be received.


CONSOLIDATED NON-OPERATING COSTS

     Our net interest expense decreased $16.4 million to $0.9 million in 1997 from $17.4 million in 1996 as a result of our funding needs and resources in 1997 as compared to 1996 and as a result of the capitalization of interest beginning in 1997 for network construction projects. Our cash from financing activities decreased $0.1 million to $225.9 million in 1997 from $226.0 million in 1996. Most of our 1997 funding was provided by capital contributions from Williams, while in 1996 funding included both borrowings and capital contributions from Williams.

     Our minority interest expense in 1997 is attributable to Nortel's 30% ownership of Solutions LLC and resulted in expense in 1997 of $13.5 million compared to none in 1996. This change was due to the April 1997 combination with Nortel.

     We recognized a $44.5 million gain in 1997 on the sale of the 30% ownership interest in Solutions LLC to Nortel based on the excess of the fair value over the net book value of the assets conveyed to Nortel. In 1996, we recorded a gain of $15.7 million from the sale of communication assets for $38.0 million.

     In 1997, we recorded a tax expense of $2.0 million compared to a tax expense of $0.4 million in 1996. The notes to our consolidated financial statements include a reconciliation of the expected benefit to the actual provision or benefit. The 1997 and 1996 expenses reflect our inability to utilize net operating losses under our tax sharing agreement with Williams.

LIQUIDITY AND CAPITAL RESOURCES

     Our operations currently do not provide positive cash flow. Accordingly, we have funded capital expenditures, acquisitions and other cash needs through a combination of borrowings and capital contributions from Williams as well as external borrowings when required. After the completion of the offerings, we plan on financing future cash outlays through internally generated and external funds without relying on cash advances, credit support or contributions from

Williams. Some amounts denominated in dollars represent amounts actually denominated in foreign currencies. These amounts have been converted from these currencies as of recent dates.

HISTORICAL FUNDING SOURCES AND USES


     Total cash expended from January 1, 1996 to June 30, 1999 to fund capital expenditures and investments, pay debt and make acquisitions was approximately $2.6 billion. Of this amount, approximately $811.1 million was expended for acquisitions and approximately $1.3 billion was used for capital expenditures, of which approximately $1.2 billion was spent to construct and light the Williams network. In addition, total cash used in operating activities was approximately $190.1 million during the same period.



     Cash provided during this same period by loans and capital contributions from Williams totaled approximately $1.8 billion, of which approximately $701 million was for the buildout of the Williams network. Total cash provided by external borrowings was approximately $1.1 billion. As of June 30, 1999, working capital was $424.2 million. At December 31, 1998, 1997 and 1996, working capital was approximately $284.4 million, $151.0 million and $145.9 million, respectively.



     Beginning in July 1997, our solutions unit became a borrower under the revolving credit facility among Williams, other Williams subsidiaries and certain banks. Our solutions unit had a commitment of $300 million under this credit facility. In January 1999, we also became a borrower under this credit facility and agreed that our borrowings, including those of our solutions unit, under this facility would not exceed $400 million. Our borrowings under this facility other than borrowings by our solutions unit are guaranteed by Williams. During 1999, our total borrowings under this credit facility reached $315 million; however, as of June 30, 1999, all borrowings under this facility had been repaid utilizing proceeds from the interim credit facility described below and there was no outstanding balance under this credit facility. In August 1999, the facility was amended to remove us and our solutions unit as borrowers under this facility.



     During 1998, we entered into an asset defeasance program. We lease portions of the network under this program. The lessor is a trust which receives cash through sales of its notes and equity. We, as construction agent for the trust, use this cash to construct the network over our rights of way. The maximum amount available for the network under this asset defeasance program is $750 million. As of June 30, 1999, approximately $495 million had been spent under this program for the network and there was an additional approximately $255 million available. Our obligations under the lease are partially guaranteed by Williams. For more information regarding our obligations under this program, see the section of this prospectus entitled "Description of Other Indebtedness and Other Financing Arrangements -- Asset defeasance program."



     In 1999, we accelerated the schedule for completion of the Williams network. In order to provide for additional financing needed prior to the completion of the offerings, we entered into a $1.4 billion interim credit facility on April 16, 1999. Our obligations under the interim credit facility are guaranteed by Williams. The facility terminates on September 30, 1999. As of June 30, 1999, approximately $610.0 million was outstanding under the interim credit facility.



     We intend to replace the interim credit facility in September 1999 with a $1.0 billion permanent credit facility for our subsidiary, Williams Communications, Inc. Assuming conditions to the termination of the guarantee are satisfied, this permanent credit facility will not be guaranteed by Williams following the completion of the offerings. We also intend to enter into a $750 million short term loan facility in September 1999 to provide funds to repay a portion of the borrowings outstanding under the interim credit facility and to finance capital expenditures for our business units through the completion of the offerings. Borrowings under this short term loan facility will be repaid from the proceeds of the concurrent investments and the offerings and the facility will be cancelled at that time. For more information regarding the permanent credit facility and the short term loan facility, see the sections of this prospectus entitled "Description of Other Indebtedness and Other Financing
Arrangements -- Permanent credit facility" and "-- Short term loan facility."



     Upon the completion of the offerings and the recharacterization of $200 million from paid-in capital to amounts due to Williams, we estimate we will have approximately $1.0 billion in borrowings from Williams. We will pay a floating interest rate on borrowings from Williams equal to LIBOR plus a margin based on our credit rating. See the sections of this prospectus entitled "Capitalization" and "Description of Other Indebtedness and Other Financing Arrangements -- Williams note."



ANTICIPATED FUNDING SOURCES AND CASH USES



     We anticipate total cash expended from June 30, 1999 through December 31, 2000 to approximate $3.7 billion as set forth in the table below:


                           PROJECTED SOURCES AND USES
                                 (IN MILLIONS)


Sources:
Net proceeds from the equity offering.......................  $  608
Net proceeds from the concurrent investments................     725
Net proceeds from the notes offering........................   1,266
Net increase in bank borrowings.............................     390
Asset defeasance program....................................     255
Proceeds from grants of dark fiber rights...................     480
                                                              ------
                                                              $3,724
                                                              ======
Uses:
Capital expenditures:
  Network...................................................  $2,710
  Other business units and corporate level..................     230
                                                              ------
           Total capital expenditures.......................   2,940
Payments for wireless capacity..............................     200
Debt service payments.......................................     385
Lease payments under asset defeasance program...............      55
Other.......................................................     144
                                                              ------
                                                              $3,724
                                                              ======



FUNDING SOURCES



     Our primary funding sources include the following:



     - Equity offering: Concurrently with the notes offering, we expect to consummate the equity offering and receive net proceeds of approximately $607.8 million.



     - Concurrent investments: We expect to receive at least $725 million from the concurrent investments in our company, consisting of at least $425 million from SBC, $100 million from Telefonos de Mexico and $200 million from Intel. The concurrent investments are conditioned upon the completion of the equity offering and the continuation of the respective alliances. For more detail regarding the concurrent investments and events which may result in the termination of the alliances, see the section of this prospectus entitled "Business -- Strategic alliances."

     - Bank borrowings: We intend to enter into a new $1.0 billion permanent credit facility that we will use to replace and pay a portion of the outstanding balance on the $1.4 billion interim credit facility. We will make new borrowings under this new permanent credit facility as and when needed. We expect that after giving effect to the use of proceeds from the offerings and the concurrent investments we will have no outstanding borrowings under this facility and that by December 31, 2000 we will have borrowed all of the $1.0 billion available under this facility. The table does not reflect borrowings under our revolving credit facility, interim credit facility or short term loan facility since all of these facilities will have been repaid on or prior to the completion of the offerings.



     - Asset defeasance program: The asset defeasance program provides cash which we may use, as agent for the trust, to buy and install fiber optic cable and equipment in order to construct portions of our network that we lease upon completion. We have the right to acquire these assets from the lessor upon the expiration of the lease term. We expect that from June 30, 1999 through the time of completion of the offerings we will have increased our use of the $750 million of availability under this program from approximately $495 million to $625 million and that by December 31, 1999 we will have used the entire availability under this program.



     - Proceeds from grants of dark fiber rights: We expect to generate approximately $65 million in proceeds from grants of rights in dark fiber during the period from June 30, 1999 through the completion of the offerings and an additional approximately $415 million in proceeds through December 31, 2000. Of these amounts, $60 million in proceeds from July 1, 1999 through December 31, 2000 have been or will be generated under our agreement with WinStar described in the section of this prospectus entitled "Business -- Strategic alliances -- WinStar."


CASH USES


     Our primary cash uses include the following:



     - Network capital expenditures: Our primary anticipated cash need is funding capital expenditures for our network unit for construction costs, including the purchase and deployment of fiber optic cable, equipment costs and other costs including capitalized interest. Our network's construction contracts typically cover all or a portion of a cable construction project. While our network may use the same contractors on different projects, it has no long-term construction agreements. Our network has long-term equipment purchase contracts with Nortel and Ascend Communications, Inc. We spent approximately $1.2 billion under our network capital plan through June 30, 1999. We estimate that during the period from June 30, 1999 through December 31, 2000, we will spend a total of approximately $2.7 billion on our network. This amount includes expenditures made under our asset defeasance program, as agent for the trust, and expenditures made for dark fiber. We estimate that of this amount approximately $1.2 billion will be spent for conduit, fiber optic cable, right of way acquisition and construction costs and approximately $1.5 billion will be spent for equipment.



     - Other business units and corporate level capital expenditures: Of the $230 million in estimated total capital expenditures for our solutions and strategic investments business units and corporate level capital expenditures for the period of June 30, 1999 through

       December 31, 2000, we expect to use approximately $103 million for construction of PowerTel's network, approximately $52 million for corporate level leasehold improvements and equipment, approximately $46 million for systems upgrades and equipment for our solutions business unit, approximately $21 million for equipment for Vyvx and approximately $8 million for other items.



     - Payments for wireless capacity: At June 30, 1999, we had payments of approximately $280 million, payable over four years, remaining on our $400 million commitment under our agreement with WinStar described in the section of this prospectus entitled "Business -- Strategic alliances -- WinStar." The payments required during the period from June 30, 1999 through December 31, 2000 will be approximately $200 million.



     - Debt service payments: We estimate that during the period from June 30, 1999 through December 31, 2000 we will pay approximately $360 million in interest expense, based on an assumed rate of interest of 10% on the notes and an average LIBOR over this period of 5.75%. We also estimate that we will repay approximately $25 million in principal under our approximately $1.0 billion Williams note during this period.



     - Lease payments under asset defeasance program: We expect that during the period from June 30, 1999 through December 31, 2000 we will pay approximately $55 million in lease payments under our asset defeasance program.



     - Other: Of the $144 million in estimated total other cash uses during the period from June 30, 1999 through December 31, 2000, we expect to invest approximately $47 million in PowerTel and pay fees under our bank facilities of approximately $28 million, with the remainder to fund operating deficits.



     We believe that the net proceeds from the offerings and the concurrent investments, the amount funded by Williams, our borrowings under our bank facilities, the funds available under the asset defeasance program, proceeds from grants of dark fiber rights and cash on hand will be sufficient to satisfy our anticipated cash requirements at least through the end of 2000. However, we cannot assure you that our capital expenditures will not exceed the amounts we have estimated or that we will be able to obtain the required funds on terms acceptable to us, either from the sources described above or other sources. If we are unable to obtain the necessary funds, we may be required to scale back or defer our planned capital expenditures and, depending on the cash flow from our then-existing businesses, reduce the scope of our planned operations. In addition, our ability to expand our business and enter into new customer relationships may depend on our ability to obtain additional financing for these projects.



     Our debt agreements will contain restrictive covenants and require us to meet certain financial ratios and tests. These agreements will restrict our ability to borrow additional money, pay dividends or other distributions to stockholders, make investments, create liens on our assets and sell assets.



     For more detail regarding net proceeds from the offerings, the amount funded by Williams, our borrowings under our bank facilities and the funds available under the asset defeasance program that will continue in place following the completion of the offerings, see the section of this prospectus entitled "Description of Other Indebtedness and Other Financing Arrangements."



OTHER POTENTIAL CASH USES


     We also have commitments to purchase Nortel's interest in our solutions unit under certain circumstances. After 1999, Nortel may require us to purchase up to one-third of its 30% interest in our solutions unit at the then-fair market value. Nortel may also require us to purchase its entire interest in our solutions unit at market value in the event of a change in control of either us or Nortel or in the event our solutions unit's purchases of Nortel equipment do not meet certain targets. To date our solutions unit has met the equipment purchase targets. In either case, the fair market value would be determined at the time of the purchase and would be dependent on a number of factors, some of which are subjective.



     We are also committed to making additional capital contributions to ATL to the extent necessary for it to maintain a 70-to-30 debt to contributed capital ratio. Our ownership interests could be diluted if we fail to make required capital contributions. In addition, Williams has granted us an option to acquire its entire equity and debt interests in Algar Telecom at net book value. At June 30, 1999, this net book value was approximately $150 million. We may exercise this option at any time from January 1, 2000 to January 1, 2001 and pay the exercise price entirely in our Class B common stock. See the section of this prospectus entitled "Business -- Our strategic investments unit -- International -- Algar Telecom."


     In addition, the companies in which we have made strategic investments have their own funding requirements. We expect that these companies will obtain required funding from third parties to the extent sufficient funds are not generated from internal operations. To the extent internally-generated funds or third party borrowings are unavailable, we may invest additional funds or lend additional money to these companies in order for them to meet their capital needs. Anticipated funding needs of these companies include:


     - approximately $581 million for ATL over the next three years to pay amounts required under its Brazilian cellular license bid


     - approximately $186 million for MetroCom over the next three years to construct a network to provide communications services in the Santiago, Chile metropolitan area

     - approximately $30 million for PowerTel over the next three years to construct communications networks to serve Brisbane, Melbourne and Sydney, Australia


     If ATL cannot meet its cellular license payments, it could lose its licenses. Also, our ownership interest in ATL has been pledged to secure a loan made to ATL and, in the event of a loan default, we could lose our ownership interests.



     In the event that we need to fulfill the potential cash commitments described above, we intend to fund these payments from borrowings under our bank facilities. If operating cash flows are not sufficient or if we are not able to borrow sufficient funds under our bank facilities, we would expect to obtain additional funding from other sources, which may include equity sales.


INFLATION

     Inflation has not significantly affected our operations during the past three years.

ACCOUNTING PRONOUNCEMENTS

     We adopted the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" (SOP 98-5) effective January 1, 1999. SOP 98-5 requires that all start-up costs be expensed and that the effect of adopting SOP 98-5 be reported as the cumulative effect of a change in accounting principle. The effect of adopting SOP 98-5 on our results of operations was immaterial.

     We adopted Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," during the fourth quarter of 1998. SFAS No. 131 established standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.

     In June 1999, the Financial Accounting Standards Board (FASB) issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, dark fiber is considered integral equipment and accordingly title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease. After June 30, 1999, the effective date of FASB Interpretation No. 43, sales-type lease accounting will no longer be appropriate for dark fiber leases and therefore these transactions will be accounted for as operating leases unless title to the fibers under lease transfers to the lessee or if the agreement was entered into prior to June 30, 1999.

MARKET RISK DISCLOSURES


INTEREST RATE RISK



     We have interest rate exposure related to our existing credit facilities and a note payable to Williams. Borrowings under our existing credit facilities and note payable to Williams are influenced by changes in short-term LIBOR interest rates. In addition to the notes, we will have interest rate risk associated with our permanent credit facility, which we expect will replace our interim credit facility. The permanent credit facility will be influenced by changes in LIBOR rates. The notes will be subject to interest rate risk resulting from a future decrease in interest rates on obligations with comparable terms below the interest rate on the notes. None of our existing or proposed arrangements require us to manage or hedge the risks related to interest rate movements and we currently do not mitigate the risk through the use of interest rate swaps or other derivative instruments. However, subsequent to the offerings we may choose to manage our risk associated with interest rate movements through an appropriate balance of fixed and variable rate obligations. To maintain an effective balance of fixed and variable obligations, we may elect to enter into specific interest rate swaps or other derivative instruments as we deem necessary.



     The following table provides information as of December 31, 1998 about the Williams note. The table presents principal cash flows and weighted average interest rates by maturity dates. At December 31, 1998, we had no borrowings outstanding under existing credit facilities.



                                                                                        FAIR VALUE AT
                                                                                        DECEMBER 31,
                           1999    2000    2001    2002    2003    THEREAFTER   TOTAL       1998
                           -----   -----   -----   -----   -----   ----------   -----   -------------
                                                         (IN MILLIONS)
VARIABLE RATE LIABILITIES
Note Payable to
  Williams...............     --      --      --   $ 614      --        --      $614        $614
  Avg. Interest Rate.....  LIBOR   LIBOR   LIBOR   LIBOR
                           + .75   + .75   + .75   + .75



     At June 30, 1999, borrowings under existing credit facilities and the Williams note were $610 million and $794 million, respectively. The carrying value of our borrowings under both arrangements approximates the fair value. We expect to repay our interim credit facility through borrowings under our permanent credit facility. The permanent credit facility is expected to be entered into in September 1999 and is subject to a number of significant conditions as described in the section of this prospectus entitled "Description of Other Indebtedness and Other Financing Arrangements." Rates under this facility will be based on LIBOR plus margins based on investment ratings and are expected to be in the range of LIBOR plus 2.25% to 2.50%. We expect our permanent credit facility to require repayment beginning in the fourth year of the facility. However, we expect to repay a portion of our outstanding borrowings under the permanent credit facility at the time of the offerings with the net proceeds from the offerings.

     At the time of the offerings, the borrowings under the Williams note will be converted into a seven-year amortizing note payable bearing interest at rates equivalent to the rate on our permanent credit facility. Upon the conversion of the Williams note we will be permitted to make minimum repayments of no less than $25 million each fiscal year beginning June 30, 2000 for so long as no default or event of default exists under the permanent credit facility.

FOREIGN CURRENCY RISK

     We have international investments, primarily in Australia, Brazil, Canada, and Chile, that could affect our financial results if the investments incur a permanent decline in value as a result of changes in foreign currency exchange rates and the economic conditions in foreign countries.


     We have a preferred stock investment in a Brazilian telecommunications venture totaling $101 million and $317 million at December 31, 1998 and June 30, 1999, respectively. Estimating cash flows by year from this investment is not practicable, given that the cash flows from or liquidations of this investment are uncertain. From December 31, 1998 through June 30, 1999, the Brazilian economy experienced significant volatility resulting in a 33% reduction in the value of the Brazilian Real against the U.S. dollar. However, at December 31, 1998 and June 30, 1999, management believes the fair value of this investment approximated the carrying value. An additional 20% reduction in the value of the Brazilian Real against the U.S. dollar could result in up to a $63 million reduction in the value of our investment at June 30, 1999, assuming a direct correlation in the fluctuation of the Brazilian Real against the value of our investment. The ultimate duration and severity of the conditions in Brazil remain uncertain, as does the long-term impact on our interest in this venture. In the event that we exercise the option to acquire Williams' interest in Algar Telecom, our investment in Brazil, and our exposure to fluctuations in the value of the Brazilian Real against the U.S. dollar, would be increased.


     The net assets of our operations that we consolidate are located in various other countries throughout the world and approximate 8% and 10% of our total net assets at December 31, 1998 and June 30, 1999, respectively. These foreign operations, whose functional currency is the local currency, do not have significant transactions or financial instruments denominated in other currencies. However, these investments do have the potential to impact our financial position, due to fluctuations in these local currencies arising from the process of remeasuring the local functional currency into the U.S. dollar. As an example, a 20% decrease in the respective functional currencies against the U.S. dollar could have reduced stockholder's equity by approximately $18 million at June 30, 1999.

     We presently do not utilize derivative or other financial instruments to hedge the risk associated with the movement in foreign currencies. However, management continually monitors fluctuations in these currencies and will consider the use of derivative financial instruments or employment of other investment alternatives if cash flows or investment returns so warrant.

YEAR 2000 READINESS DISCLOSURE

OUR STATE OF READINESS


     Beginning on January 1, 2000, many installed computer systems and software products must either accept four digit entries to distinguish the year 2000 and all subsequent years from the year 1900 or be modified to recognize the change of the century even if there are only two digits being used.


     We, with Williams, established a plan in 1997 to address Year 2000 issues relating to the areas of our business that could be impacted by the date and time change from 1999 to 2000.

We are reviewing our products and services as well as our internal systems in order to identify and modify the products, services and systems that are date-and time-sensitive. These areas include:

     - traditional informational technology
     - non-traditional informational technology
     - external interfaces with our customers and vendors

     Our traditional information technology, or IT, includes our software, applications, data and related computer hardware equipment, such as mainframe and personal or midrange computers. Our non-traditional technology, or Non-IT, includes all computer hardware, network hardware, plant equipment and other embedded items that contain date-sensitive code. Examples of Non-IT include elevator control systems, card key access systems and telecommunications equipment.

     Also in 1997, Williams established a Year 2000 committee to oversee management and execution of the plan. The Year 2000 issue is being addressed in the following phases:

     - awareness
     - inventory and assessment
     - renovation and replacement
     - testing and validation

     The initial phase, awareness, is a continuing process intended to heighten awareness of Year 2000 issues both within our company and among our customers.

     We have completed the inventory and assessment phase. During this phase, we inventoried and classified all systems with possible Year 2000 implications into the following categories:

     - highest, compliance is business critical
     - high, compliance necessary within a short period of time following January 1, 2000
     - medium, compliance necessary within 30 days from January 1, 2000
     - low, compliance desirable but not required
     - unnecessary

     We designated the first three categories above as critical and as our major focus. Critical systems are systems that directly support customer systems and applications for our products and services customer base. Examples of critical systems include our solutions unit's "SIMS" database which holds our solutions unit's customer records and our network unit's provisioning and ordering fulfillment system.

     We split the inventory and assessment phase into two categories, IT and Non-IT. We hired an external contractor as a consultant to provide support services for the IT assessment. Third-party software information was compared with the contractor's master product compliance database to determine Year 2000 compliance status. Vendors were contacted for software not found in this master database. The systems identified in the assessment phase included all date-and time-sensitive hardware and embedded items. The Non-IT assessment was developed to ensure that all computer hardware, network hardware and plant equipment continues to operate without interruption up to and beyond the rollover to the year 2000. The systems identified in the assessment included both manned sites and unmanned network sites as well as other Non-IT systems.


     For the testing and validation phases, a Year 2000 test lab capable of testing almost any software is in place and operational. As of August 31, 1999, all critical IT and Non-IT systems have been fully tested or otherwise validated as compliant. An example of another way a system is validated as compliant is when a business process is determined not to be date- and time-sensitive. Some non-critical systems that will not have a material impact on our business may not be compliant until after January 1, 2000.



     We have initiated a formal communications process with customers, vendors, service providers and other companies to determine the extent to which these companies are addressing Year 2000 compliance. In connection with this process, as of August 31, 1999 we had sent approximately 9000 letters and questionnaires to third parties who have conducted business with us during the last three years. While the response rate has been 37% overall, the response rate is higher from our critical business partners. For example, there is a 72% response rate from our IT business partners, a 78% response rate from our Non-IT partners and a 44% response rate from our lessors. Virtually all of these companies have indicated that they are already compliant or will be compliant on a timely basis. We have identified the most critical business partners and are currently in the process of determining the amount of risk to which we may be exposed. Where necessary, we will be working with key business partners to reduce the risk of a break in service or supply and with non-compliant companies to mitigate any material adverse effect on our business.


     We have utilized both internal resources and external contractors to complete the Year 2000 compliance project. We have a core group of 13 people who are responsible for coordinating, organizing, managing, communicating, and monitoring the project and another estimated 80 staff members are responsible for completing the project. Depending on which phase the project is in and what area is being focused on at any given point in time, there can be an additional 50 to 250 employees working on completion of the project. The estimated cost of our external contractors is approximately $3.5 million.

COSTS OF YEAR 2000 COMPLIANCE


     We expect to incur total costs of $12.2 million to address the Year 2000 issue. Of this total, approximately $2.2 million is expected to be incurred for new software and hardware purchases and will be capitalized with the remaining amounts expensed. Through August 31, 1999, approximately $8.1 million has been expensed and $233,000 has been capitalized. The $12.2 million in total costs has been or is expected to be spent as follows:


     - First quarter 1998. Prior to and during the first quarter of 1998, we conducted the project awareness and inventory and assessment phases of the project and incurred costs totaling $200,000.
     - Second quarter 1998. We spent $700,000 on renovation and replacement and the completion of the inventory and assessment phase.
     - Third and fourth quarter 1998. We focused on the renovations and replacement, and testing and validation phases in which a cost of approximately $2.5 million was incurred.
     - First quarter 1999. Renovations and replacement and testing and validation continued, and contingency planning began. We spent approximately $2 million during the first quarter of 1999.
     - Second quarter 1999. Our primary focus shifted to testing and validation and contingency planning and final testing, with approximately $3 million spent.
     - Third and fourth quarters 1999. We will focus primarily on contingency planning and final testing and estimate that we will spend approximately $3.5 million.
     - First and second quarters 2000. We will be managing and reporting Year 2000 issues and estimate an additional $450,000 will be spent over this period.

     Of the approximately $4 million of future costs necessary to complete the project on schedule, approximately $2 million will be expensed and the remainder capitalized. This estimate does not include our potential share of Year 2000 costs that may be incurred by

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partnerships and joint ventures in which we participate but are not the operator. The costs of previously planned system replacements are not considered to be Year 2000 costs and are therefore excluded from the amounts discussed above.

RISKS ASSOCIATED WITH YEAR 2000 ISSUES

     Our estimates of costs associated with the project and of the completion dates are based on our best estimates, which we derived utilizing numerous assumptions of future events, including the continued availability of resources, third-party Year 2000 compliance modifications plans and other factors. We expect the necessary modifications will be made on a timely basis and do not believe that the cost of these modifications will have a material adverse effect on our business, financial conditions and operating results. However, in part due to the unavailability and high cost of trained personnel, the difficulty locating all relevant computer code, reliance on third-party suppliers and vendors and the ability to implement interfaces between the new systems and the systems being replaced, there is a possibility of service interruptions due to non-compliance. For example, power failures along the Williams network would cause both customer and internal service interruptions. We cannot guarantee that these estimates or completion dates will be achieved, and actual results could differ materially from these estimates.

     We have attempted to minimize our risks for the Year 2000 rollover by taking actions, which include the following:
     - following a comprehensive project methodology
     - ongoing coordination with the legal and audit departments
     - completing an audit of the software, hardware and firmware in use at our facilities
     - determining the business criticality of the items identified and formulating appropriate action plans
     - maintaining centralized storage of project documentation and communication with critical files kept and logged as vital records
     - contacting vendors, suppliers and business partners regarding their Year 2000 compliance efforts
     - issuing consistent and approved responses to external requests regarding Year 2000 status
     - conducting ongoing management reporting and awareness and training programs for employees
     - contacting customers and notifying them of plans and changes (potential or tangible) relating to our business
     - taking appropriate legal actions where required based on contractual agreements, warranties and representations (including Year 2000 wording in contracts, warranties, and purchase orders)
     - preventing the purchase or construction of any system, tools or processes that are not Year 2000 compliant or upgradeable before January 1, 2000

     Although all critical systems over which we have control are planned to be compliant and tested before the Year 2000, we have identified two areas of concern. First is the possibility of service interruptions to us and/or our customers due to non-compliance by third parties. Second is the delay in system replacements scheduled for completion during 1999. We are closely monitoring the status of these systems to reduce the chance of delays in completion. We believe the most reasonably likely worst possible scenario would be a systems failure beyond our control to remedy, which could materially prevent us from operating our business. We believe that such a failure would likely lead to lost revenues, increased operations costs, loss of customers or other business interruptions of a material nature, in addition to potential claims including mismanagement, misrepresentation or breach of contract.

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CONTINGENCY PLANS

     We began initial contingency planning during 1998 and significant focus on that phase of the project is taking place in 1999. Guidelines for that process were issued in January 1999 in the form of a formal business continuity plan. An external contractor is working within each business unit to review existing business continuity plans and to modify these plans to include Year 2000 contingency plans for the critical business processes, critical business partners, suppliers and system replacements that may experience significant delays.

     Our Year 2000 contingency plan methodology is as follows:
     - assess each business process for business risk and potential need for contingency plans
     - create business process contingency plans as needed based on the risk analysis
     - test the completed plans, evaluate the test results and revise plans accordingly
     - store completed plans both on-site and off-site
     - maintain plan copies at the appropriate Year 2000 offices
     - review and modify contingency plans as part of an ongoing change management process


     As of August 31, 1999, all defined business contingency plans had been completed and implemented where appropriate. However, due to the general uncertainty inherent in the Year 2000 issue and the inability to anticipate all potential risks, we cannot ensure our ability to timely and cost effectively resolve all post-Year 2000 problems associated with the Year 2000 issue that may affect our operations and business or expose us to third party liability.


     In addition to the Year 2000 committee which serves all of our business units, our solutions unit has established a Year 2000 team to assist in making its customer base Year 2000 compliant. The team consists of marketing, legal, operations and other shared services personnel who assess, test and validate the telecommunications products for our solutions unit's customer base. Monetary support for the team and our solutions unit's Year 2000 project is provided for out of each department's budget.

     Our solutions unit team's purpose is to educate and inform customers and employees about Year 2000 related issues and proactively seek to implement upgrades to bring our customers into compliance. The majority of the upgrades and new products needed to support the customer migration are available from the manufacturers. Our solutions unit has launched extensive efforts including direct and mass mailings to inform its customer base of the need to take action to assess and if necessary, upgrade, their products to be Year 2000 compliant.


     Although our solutions unit believes it has sufficient resources to provide timely support to its customers that require product migrations or upgrades, our solutions unit is continually reviewing and updating its contingency plan to address both potential spikes in the demand for customer support and potential problems with its suppliers. Based on customer demand, our solutions unit is reviewing its work projects to address customer service. To ensure timely delivery from its suppliers, our solutions unit is proactively monitoring and seeking assurances from its key suppliers. However, since the effort to provide Year 2000 compliant products and essential services to its customers is heavily dependent on its major suppliers, interruptions or disruptions in this supply could have an adverse material impact on our solutions unit.


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                               INDUSTRY OVERVIEW

     Telecommunications is the transmission of data, voice or video signals across a distance. Data signals connect computers in networks such as the Internet, or connect other devices, such as facsimile machines. Voice signals usually connect people in telephone conversations. Video signals include video conferencing and television signals. Telecommunications services are typically divided into long distance and local services. The demand for all types of telecommunications services has been increasing, with especially rapid growth in high-speed data services, including the Internet. The telecommunications industry includes telecommunications services, equipment, and technical services for creating and operating telecommunications networks.

     Recently, the telecommunications industry has been characterized by rapid technological change, changes in the industry structure and increased demand for services and equipment. A February 1999 report of the President's Council of Economic Advisers estimated total U.S. telecommunications services and equipment revenues in 1998 of $408 billion, up from approximately $250 billion in 1993.

     Over the past several years, the telecommunications industry has undergone significant structural change. Many of the largest equipment and service providers have achieved growth through acquisitions and mergers. These combinations have provided access to new markets, new products, and economies of scale. Despite this consolidation, the number of new entrants is increasing and small new entrants are gaining market share from the large and established providers. In this highly competitive environment, telecommunications providers are increasingly focusing on core activities and core competencies and outsourcing non-core activities to other providers. This trend is a significant change from the traditional integrated model that has prevailed in the industry since its inception.

INDUSTRY TRENDS

ADVANCES IN TELECOMMUNICATIONS AND NETWORKING TECHNOLOGY

     Telecommunications providers transmit voice, data and video signals primarily over coaxial cable, copper cables, microwave systems, satellites and fiber optic cables. Beginning in the 1960s, microwave systems began to replace copper cable and by 1990, fiber optic cables had largely replaced copper cable for long distance transmission. Fiber optic cables use light to transmit information in digital format through ultra-thin strands of glass. Compared to copper, fiber optic cables provide significantly greater capacity at lower cost with fewer errors and increased reliability.

     Several advances in switching and electronics have further increased the bandwidth, or transmission capacity, of telecommunications networks. Dense wavelength division multiplexing is a technology which allows the transmission of multiple light signals through a single optical fiber and can currently increase the bandwidth of fiber optic cables by up to 128 times the original fiber optic technology.

     Historically, carriers have built telecommunications networks based on circuit switching. Circuit switching establishes and keeps open a dedicated path until the call is terminated. While circuit switching has worked well for decades to provide voice communications, it does not efficiently use transmission capacity. Once a circuit is dedicated, it is unavailable to transmit any other information, even when the particular users of that circuit are not speaking or otherwise transmitting information. Packet switching is replacing circuit switching. Packet switching divides data into small "packets" which are then independently transmitted to their destination via the quickest path. Upon their arrival, the packets are reassembled. Packet switching

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provides more efficient use of the capacity in the network because the network does not establish inefficient dedicated circuits, which waste unused capacity.

     The new packet networking technologies operate at very high speeds ranging from 1.544 million bits per second, or DS-1, to 2.488 billion bits per second, or OC-48, and beyond. A bit is the smallest unit of information a computer can process and is the basic unit of data communications. By comparison, one voice call requires roughly 64,000 bits per second. Packet networks are especially efficient at carrying data signals.

CONVERGENCE OF VOICE AND DATA SERVICES

     Telecommunications network designs have traditionally created separate networks using separate equipment for voice, data and video signals. The evolution from analog to digital technologies, which convert voice and other signals into a stream of "1"s and "0"s, erases the traditional distinctions between voice, data and video transmission services. High-bandwidth networks that use advanced packet-switched technology transmit mixed digital voice, data and video signals over the same network. This enables telecommunications customers to use a single device for voice, data and video communications. Although these devices are new to the market, customer interest and acceptance are rapidly growing.

     Each evolution, from copper to fiber optic cables, from one to many light signals, from circuit switching to packet switching and from analog to digital signals, has produced significant increases in network capacity. When considered together, these evolutions have produced enormous increases in the ability to transfer large amounts of information across vast distances almost instantaneously. With each new leap in transmission capacity, end-users have come to rely on their ability to access and manipulate ever greater amounts of information quickly and easily. This reliance has consistently created demand that outstrips the available capacity.

HISTORY OF THE MODERN TELECOMMUNICATIONS INDUSTRY

     In the first half of the twentieth century, AT&T Corp. created the Bell System, a nationwide collection of telecommunications network assets. For most of the century, the Bell System operated as a regulated monopoly providing telecommunications services in most areas of the U.S. Even in those areas where a non-Bell System carrier, such as GTE Corp., provided local service, that local carrier was a regulated monopoly providing local service, and AT&T provided regulated monopoly long distance service.

     The 1982 antitrust consent decree between AT&T and the U.S. Department of Justice strongly influenced the current structure of the communications industry. The consent decree was intended, among other things, to spur competition in providing long distance service and supplying telecommunications equipment. The decree required AT&T to divest its Bell operating companies to seven newly created regional Bell operating companies and divided the country into approximately 200 local access and transport areas which delineate the areas between which the regional Bell operating companies are prohibited from providing long distance services and in which the regional Bell operating companies are authorized to provide local exchange services. The regional Bell operating companies remained regulated monopolists, operating network assets and providing exchange services, including local telecommunications service, access to long distance carriers and toll service within the exchange area. However, the regional Bell operating companies were prohibited from providing services between the different local areas and from manufacturing telecommunications equipment. AT&T continued to operate the long distance network assets and provide long distance services.

     Long distance competition has increased significantly since the AT&T divestiture. MCI, Sprint Corp. and Williams created nationwide fiber optic networks to compete with AT&T.
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Other long distance providers purchased services primarily from these three new networks or AT&T in order to compete for long distance market share. According to the Federal Communications Commission, AT&T's market share fell from approximately 90% in 1984 to approximately 45% in 1997. In 1997, MCI, Sprint and LDDS, which acquired Williams' original fiber optic network in 1995, had approximately 19%, 10%, and 7% market share respectively. All other long distance providers accounted for the remaining 20% market share.

     Similarly, supplying telecommunications equipment has become highly competitive. Following the AT&T divestiture, the regional Bell operating companies were no longer required to purchase from AT&T's equipment division (now Lucent Technologies Inc.). As a result, other equipment providers, including Nortel, Siemens AG, and Alcatel S.A. gained market share in both the carrier and business markets. Increasing competition in all telecommunications segments encouraged innovation in equipment features and helped the market grow. Until 1997, virtually all of AT&T/Lucent's equipment sales to businesses were direct sales through AT&T/ Lucent's sales employees. Lucent is increasingly using independent vendors to sell its products. Likewise, in 1997, Nortel shifted virtually all of its business equipment sales to independent vendors.

     Among other things, the Telecommunications Act replaced the restrictions on the regional Bell operating companies from the 1982 consent decree and enhanced the development of competition in telecommunications services. The Telecommunications Act:

     - prohibits states from enforcing barriers to entry
     - requires local Bell operating companies to interconnect with competing carriers on non-discriminatory terms
     - requires local Bell operating companies to lease parts of their networks, including the telephone lines that connect an end-user to a local Bell operating company's device for opening, closing or completing connections, to competing carriers at cost-based prices
     - requires local Bell operating companies to provide service at wholesale rates to competing carriers for resale to end-users
     - allows a regional Bell operating company to provide long distance services originating from wireless equipment or from non-wireless equipment outside of the regional Bell operating companies' historical local service areas. A regional Bell operating company will be allowed to provide long distance service originating from non-wireless equipment within its historical local service areas if the FCC finds that the regional Bell operating company has complied with certain requirements. See the section of this prospectus entitled "Regulation -- General regulatory environment" for more information.

     By allowing providers to offer additional services, the Telecommunications Act also stimulated competition for virtually all communications services, including local service, long distance service and enhanced services. Providers are increasingly bundling these services and providing one-stop shopping for end-user customers.

     In the telecommunications market, a new industry model is replacing the original model of a single regulated monopolist building and operating end-to-end assets and providing all products and services. In this market, carriers who do not operate their own nationwide transmission network serve an increasing percentage of the market. The Telecommunications Act requirement that regional Bell operating companies provide carrier services has led a large number of providers to offer local services without owning local assets. Increasingly, providers are offering telecommunications customers end-to-end services without having to own and operate the end-to-end assets. Other companies are focusing on operating the assets as efficiently and effectively as possible. In the equipment market, independent network integrators are providing an increasing share of products to businesses.

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RELEVANT MARKET SEGMENTS

THE MARKET FOR INTEREXCHANGE VOICE, DATA, INTERNET AND VIDEO SERVICES

     Interexchange carriers provide telecommunications services between exchanges. An exchange is a franchised geographical area within which a call between any two exchange customers is considered a local call. Many interexchange carriers offer some mix of retail services, which are those provided directly to an end-user, and carrier services, which are those provided to other carriers. Carriers provide interexchange services over their own facilities, over the facilities of other carriers, or over a combination of both.

     The market for interexchange services has been growing rapidly due to lower rates and increased transport of data. According to the President's Council of Economic Advisers, in 1997 long distance usage was 500 billion minutes, up from 370 billion minutes in 1993. FCC statistics show that total operating revenues for interexchange carriers increased to about $89 billion in 1997 from less than $45 billion in 1987. Although much of the decline in AT&T's market share is attributable to gains by MCI WorldCom and Sprint, the numerous interexchange carriers with small individual market shares accounted for approximately 20% of the market in 1997.

     There has also been strong demand for increasing capacity in long distance networks to accommodate the growth in Internet traffic. According to the President's Council of Economic Advisers, the number of Internet host computers was estimated at 35 million in early 1998, up from 20 million only six months earlier and from fewer than 3 million in 1993. The U.S. Department of Commerce in 1998 cited estimates that Internet traffic doubles every 100 days.

     High-volume, high-speed and high-capacity interexchange services are almost exclusively provided by facilities-based interexchange carriers such as AT&T, MCI WorldCom and Sprint, which operate networks principally using their own transmission facilities and extensive geographically dispersed switching equipment. Recently, other interexchange carriers have been building national or regional networks to provide service using primarily their own fiber optic transmission facilities, including ourselves, Qwest, Level 3, IXC, GTE and Frontier Corp.

     All interexchange carriers lease some of their transmission facilities from other carriers. The dependence of an interexchange carrier on leased facilities varies widely:

     - interexchange carriers with national networks that provide services primarily using their own facilities still lease some amount of transmission capacity from other carriers to back up their service routing, augment areas where they may have traffic bottlenecks or cover a particular geographic area not covered by their own networks

     - many other interexchange carriers own switches but obtain transmission capacity primarily by leasing other interexchange carriers' transmission services

     - other interexchange carriers depend entirely on leasing transmission and switching services from other interexchange carriers

     The types of high-volume interexchange services purchased by carriers also vary widely. High-volume interexchange services can be priced based on minutes of usage or amount of capacity leased. These leases can vary in duration from one day to many years.

THE MARKET FOR EQUIPMENT MANUFACTURING AND DISTRIBUTION

     The telecommunications equipment industry in the U.S. has grown substantially in the last several years through sales to local and long distance carriers, end-users, Internet and other data service providers. The President's Council of Economic Advisers reports that total sales of

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telecommunications equipment in 1997 exceeded $70 billion and are estimated to have reached $120 billion in 1998, up from a total of $40 billion in 1993. The dramatic growth of the telecommunications and data networking equipment industry stems in part from the development of new technologies, including technologies which allow systems to provide integrated voice and data services, and from increased capacity demands, which require both established and new carriers to expand and upgrade their facilities. Manufacturers distribute telecommunications equipment through their own sales forces as well as through agents.

THE MARKET FOR COMMUNICATIONS AND DATA SOLUTIONS

     Businesses seek solutions to the challenges of selecting, maintaining and upgrading information and communications technologies and services amid rapid technological advances. Under these conditions, the demand for consultants' services in systems integration and communications networks has been growing strongly. Businesses such as our solutions unit, Norstan, Inc. and International Network Services assess customers' communications and information technology needs, evaluate equipment and services options, procure equipment and services, implement efficient network solutions and manage the combination of technologies.

THE MARKET FOR EXCHANGE SERVICES

     Today, local Bell operating companies continue to provide the vast majority of local telephone services within their markets. However, as a result of regulatory and technological changes over the past few years, a number of competitive local exchange carriers have begun to compete with the local Bell operating companies.


     The FCC reports that in 1998 local service revenues totaled approximately $102 billion, with over 400 local service competitors accounting for about $3.6 billion in revenues. The market share of local service competitors has grown rapidly in the last few years. According to the FCC, local service competitors' share of local service revenues increased from 1.0% in 1996 to 2.3% in 1997 and to 3.5% in 1998.


     Leading competitive local exchange carriers include MCI WorldCom (through its MFS Network Technologies, Inc. and Brooks Fiber Properties, Inc. subsidiaries), AT&T (through its Teleport Communications Group, Inc. subsidiary), WinStar, Intermedia and ICG Communications, Inc. Often, in addition to local telephone services, competitive local exchange carriers provide interexchange services and other services such as mobile telecommunications, video and/or Internet-related services. Cable television systems provide local telecommunications services in many areas. Cellular and other wireless service providers also provide local telephone services.

THE U.S. MARKET FOR INTERNATIONAL LONG DISTANCE SERVICES

     The U.S. international long distance market is growing due to increased competition (including through World Trade Organization agreements), deregulation, price decreases, growth in usage and revenues and development of new services. According to the FCC, total international services revenues of U.S. carriers exceeded $19 billion in 1997, up from about $5 billion in 1987. The largest U.S. international carriers by market share in 1997 were AT&T, MCI WorldCom and Sprint. Carriers with small individual market shares accounted for a total market share of 21.8%.

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RELEVANT FOREIGN TELECOMMUNICATIONS MARKETS

     We have significant investments and operations in foreign communications carriers. For information regarding our investments in Brazil, Australia and Chile, see the section of this prospectus entitled "Business -- Strategic investments -- International."

     Canada. Supplying telecommunications equipment and services is open to competition in Canada. Competitive long distance carriers have been operating in Canada since 1990 as resellers and since 1992 with their own facilities. The national Canadian regulatory agency, CRTC, opened the local telecommunications markets to competition in 1997, and allowed competition in the international services market in 1998.

     In addition to our solutions unit, leading providers of communications equipment to businesses in Canada include Bell Canada, BCT. Telus Communications Inc., Lucent Technologies Canada Inc. and Mitel Corporation.

     Brazil. Until a few years ago, almost all telecommunications services in Brazil were provided by government-owned monopoly carriers, the largest of which were Telecomunicacoes Brasileiras S.A., known as Telebras, in local services, and Empresa Brasileira de Telecomunicacoes S.A., known as Embratel, in long distance services.

     In recent years, the telecommunications sector in Brazil has been progressively opened to competition and privatized. The Brazilian telecommunications market experienced a sharp increase in demand in the 1990s, which outstripped the capacity of the telecommunications infrastructure. The desire to improve the networks' capacity to handle this increased demand, accompanied by advances in telecommunications technology, led the government in 1998 to privatize the incumbent carriers. Buyers paid approximately $19 billion to purchase these carriers. The twelve new carriers provide local, long distance and cellular services and cover separate geographic regions. In addition, the government is allowing private Brazilian and foreign companies to compete in the telecommunications market through competitive wireless and non-wireless licenses.

     The Brazilian government auctioned additional regional licenses in 1997; the new carriers began cellular service in 1998 and 1999. The government has indicated that after 2000 it may sell additional licenses for wireless voice and data services.

     In 1997, Brazil had 2.75 mobile telephone subscribers per 100 inhabitants and 10.66 non-wireless telephone access lines per 100 inhabitants for a total of 17 million access lines, according to the International Telecommunication Union. We expect that the market for telecommunications services in Brazil will grow rapidly as the private carriers expand their networks, improve service quality and drive down prices through competition.

     Australia. The Australian government has pursued a staged transition from a government-owned monopoly of telecommunications services and infrastructure to open competition. Between 1991 and 1997, the Australian government established a duopoly between Telstra Corporation Limited and Cable & Wireless Optus Ltd. for the provision of fixed telecommunications infrastructure. The Australian government also established an oligopoly among Telstra, Optus and a subsidiary of Vodafone Group PLC for the provision of mobile telephony services. On July 1, 1997, the Australian government opened all sectors of the Australian telecommunications industry to competition. Telstra continues to be the dominant non-wireless carrier.

     The International Telecommunication Union reports that in 1997 Australia, with a total of approximately 9 million non-wireless telephone access lines, had
50.45 telephone lines and 26.40 mobile telephone subscribers per 100 inhabitants.

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     Chile.  Chile was the first Latin American country to eliminate the state monopoly provision of telecommunications services and today has the most competitive telecommunications sector in Latin America. The process of privatization and opening up of monopoly telecommunications markets in Chile began in 1982 with the General Telecommunications Law, which allowed companies to provide service and develop telecommunications infrastructure without geographic restriction or exclusive rights to serve. There has been competition in non-wireless services since 1994.

     With privatization and competition, telecommunications has been one of the most dynamic sectors in Chile's economy. By 1997, according to the International Telecommunication Union, Chile's non-wireless network consisted of approximately
2.7 million lines, for a penetration rate of approximately 17.98 telephone lines for every 100 inhabitants; Chile had a mobile telephone penetration of 2.80 cellular subscribers per 100 inhabitants.

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                                    BUSINESS

WILLIAMS COMMUNICATIONS GROUP, INC.

     We own or lease, operate and are extending a nationwide fiber optic network focused on providing voice, data, Internet and video services to communications service providers. We also sell, install and maintain communications equipment and network services that provide solutions for the comprehensive voice and data needs of organizations of all sizes. Our business units are our network unit, our solutions unit and our strategic investments unit.


     Our network unit offers voice, data, Internet and video services as well as rights of use in dark fiber on our low-cost, high-capacity nationwide network, which is based on a high-quality transmission technology using packet switching. The communications companies we serve include long distance carriers, local service providers, Internet service providers, international carriers and utilities. Long distance carriers include providers which sell services on their own networks or utilize other providers' networks to sell services. We plan to extend the Williams network to encompass a total of 33,120 route miles of fiber optic cable, utilizing pipeline and other rights of way, to connect 125 cities by the end of the year 2000. This total includes 9,700 route miles of our single fiber network and 23,420 route miles of new construction. Of the new construction, we intend to wholly own 9,500 route miles and lease or otherwise obtain through joint ownership arrangements the remaining 13,920 route miles. The Williams network currently consists of approximately 21,650 route miles of installed fiber optic cable, with 19,490 of those miles in operation, or lit. The installed fiber optic cable consists of:



     - 9,700 route miles which are our single fiber network


     - 2,280 other route miles wholly owned by us


     - 2,570 route miles leased under our asset defeasance program


     - 1,520 route miles jointly owned


     - 5,580 route miles through rights in dark fiber


     Our solutions unit distributes and integrates communications equipment from leading vendors for the voice and data networks of businesses of all sizes as well as governmental, educational and non-profit institutions. We provide planning, design, implementation, management, maintenance and optimization services for the full life cycle of these networks. We also sell the communications services of select customers of our network unit and other carriers to our solutions unit's customers. We serve an installed base of approximately 100,000 customer sites in the U.S. and Canada. Our solutions unit has approximately 1,200 sales personnel, approximately 2,400 technicians and approximately 800 engineering personnel in 110 offices.

     Through our strategic investments unit, we make investments in, or own and operate, domestic and foreign businesses that create demand for capacity on the Williams network, increase our service capabilities, strengthen our customer relationships, develop our expertise in advanced transmission electronics or extend our reach. Our domestic strategic investments include ownership interests in Concentric, UniDial and UtiliCom. Our international strategic investments include ownership interests in communications companies located in Brazil, Australia and Chile. Businesses we own and operate include Vyvx, a leading video transmission service for major broadcasters and advertisers, and other communications businesses.

     Our solutions unit contributed approximately 78.9% of our total revenues during 1998, approximately 83.3% of our total revenues during 1997 and approximately 80.6% of our total revenues during 1996. Our strategic investments unit contributed approximately 12.8% of our

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total revenues during 1998, approximately 15.3% of our total revenues during
1997 and approximately 18.8% of our total revenues during 1996. Our network unit contributed approximately 11.2% of our total revenues during 1998, approximately 3.0% of our total revenues during 1997 and approximately 1.6% of our total revenues during 1996.

     As a result of the expansion of the Williams network, we expect our network unit to contribute an increasing percentage of our total consolidated revenues and by 2000 we expect our network unit to contribute the largest percentage of our revenues and to be the primary source of our income from operations on a consolidated basis. Over the next few years, revenue increases in our solutions unit are expected to be modest, with higher growth expected during the same period in our strategic investments unit.

     We enter into strategic alliances with communications companies to secure long-term, high-capacity commitments for traffic on the Williams network and to enhance our service offerings. We currently have strategic relationships with SBC, Intel, Telefonos de Mexico, Metromedia Fiber Network, WinStar, Intermedia and U S WEST. We will continue to pursue additional strategic alliances.

HISTORY OF BUILDING NETWORKS

     Williams began building gas and petroleum pipeline networks more than 80 years ago and is currently one of the largest volume transporters of natural gas in the U.S. Over the years, Williams has constructed, acquired and managed over 100,000 miles of energy pipelines. In 1985, Williams entered the communications business by pioneering the placement of fiber optic cables in pipelines no longer in use. Williams also pioneered the strategy of providing services solely to other communications providers. By 1989, through a combination of construction projects and acquisitions, Williams had completed the fourth nationwide digital fiber optic network, consisting of approximately 9,700 route miles. The first three networks were constructed by AT&T, MCI WorldCom and Sprint. By 1994, WilTel, Williams' communications subsidiary, was one of the top four providers of high capacity data services, one of the top five providers of long distance voice services and the first provider to offer nationwide frame relay transmission capacity, a high-speed form of packet switching, well-suited for connecting computers to each other, which supports data units of variable lengths. In 1994, WilTel had approximately $1.3 billion in revenues and approximately 5,000 employees.


     In January 1995, Williams sold the WilTel network business to LDDS (now MCI WorldCom) for approximately $2.5 billion. The sale included the nationwide fiber optic network and the associated consumer, business and carrier customers. Williams excluded from the sale an approximately 9,700 route-mile single fiber network comprised of a single fiber optic strand and associated equipment along the original nationwide network, WilTel's telecommunications equipment distribution business and Vyvx. Under agreements with MCI WorldCom, this fiber strand can only be used to transmit video and multimedia services, including Internet services, until July 1, 2001. Multimedia services integrate various forms of media, including audio, video, text, graphics, fax and Internet. After July 1, 2001, this fiber strand can be used for any purpose, including voice and data services provided in accordance with a tariff filed with a regulatory agency detailing the terms, conditions and pricing of the services.

     As part of the sale to LDDS, Williams agreed not to reenter the communications network business until January 1998. In January 1998, Williams reentered the communications network business, announcing its plans to develop the Williams network.

INDUSTRY AND MARKET OPPORTUNITIES

     We believe we are uniquely positioned to take advantage of changes and developments in the communications industry. These anticipated changes and developments include:

     - Innovations in technology. Technological innovations are increasing both the supply of and demand for telecommunications transmission capacity while also driving increased integration in voice and data networks. Innovations in optics technologies, consisting of both higher quality fiber optic cable and improved transmission electronics, have increased the capacity and speed of advanced fiber optic networks while decreasing the unit cost of transmission. This increased capacity and speed, combined with continuing advancements in the power of microprocessors, have resulted in the development of bandwidth-intensive applications, growth in Internet usage and increases in the number of network users. We are developing our advanced fiber optic network to meet the increasing demand for transmission capacity.

     - Increasing demand for communications services. We believe that there is and will continue to be a significant growth in demand for long distance data, Internet, voice and video services. The increase in computing power, number of computers networked over the Internet and connection speeds of networked computers are driving tremendous increases in communications use for Internet and data services. Prices for cellular and long distance voice services have decreased, resulting in increased demand for these services. We believe video conferencing, digital television and other multimedia applications being developed will continue to increase demand for transmission capacity. We believe the Williams network is well positioned to capture this growing demand.

     - Deregulation within the communications industry. Around the world, the communications industry is experiencing liberalization. In the U.S., the long distance market became highly competitive in the 1980s following the break up of AT&T, and the Telecommunications Act was designed to open local markets to competition. Many new companies have formed to compete for markets that have been traditionally dominated by a very small number of providers. Our full-service platform enables both new entrants to compete in this market and existing service providers to expand into new markets. The Williams network will offer an attractive alternative to network ownership for these carriers.

     - Increasing specialization within the communications industry. We believe industry specialization will continue to occur as communications companies focus on their core competencies and outsource non-core activities. In the long distance services market, we anticipate that many new entrants will focus on branding and retail distribution while outsourcing the development of network infrastructure and services. Similarly, we believe that some communications providers, such as Internet service providers, will focus on developing value-added services and will outsource long distance transmission services. As a result, we believe there will be significant demand for a provider of advanced, high-quality, low-cost communications services to other communications companies. The Williams network is well positioned to benefit from this market opportunity.

OUR NETWORK UNIT

     We own or lease, operate and are extending a nationwide fiber optic network. We offer services over the Williams network to communications companies, including regional Bell operating companies, long distance carriers, competitive local exchange carriers, Internet service providers, international carriers and utilities.

STRATEGY

     Our objective is to become the leading nationwide provider of voice, data, Internet and video services to national and international communications providers. To achieve this objective, we intend to:

     - Become the leading provider to communications carriers. We focus on providing high-quality communications services to other carriers as they seek to benefit from the growth in communications demand. We also offer our customers the flexibility to control their own service platforms so that they choose to buy services from us rather than build these capabilities themselves. Since our network unit targets the carrier market, we do not compete with our customers for retail end-users. By not competing with our customers, we believe we can become the provider of choice to other carriers.

     - Deploy a technologically advanced network. We are combining advanced optical and electronic transmission equipment with our innovative network design to offer highly flexible, efficient and reliable network services to our customers. Our innovative network design provides high-quality network services to support voice, data, Internet and video traffic at a lower investment than other currently deployed network designs due to the elimination of several layers of costly equipment. The Williams network design also provides our customers with control over the quality of service they receive and provides us with the flexibility to introduce new services.

     - Pursue strategic alliances. We pursue strategic alliances with communications providers which offer the potential for long-term, high-capacity commitments for traffic on the Williams network, resulting in increased revenues and decreased unit costs. To date, we have entered into strategic alliances with SBC, Intel, Telefonos de Mexico, Metromedia Fiber Network, WinStar, Intermedia and U S WEST and others to provide network services. Our strategic alliances also allow us to combine our capabilities with those of our alliance partners and thereby offer our customers a more complete product set, including local and international capacity and Internet access services.

     - Leverage network construction, operation and management experience. We are utilizing Williams' long history of constructing, operating and managing communications and energy networks to develop the Williams network. By the time Williams sold the WilTel network in 1995 for approximately $2.5 billion, WilTel had approximately $1.3 billion in revenues, approximately 5,000 employees and operated approximately 9,700 route miles. Many of our current employees worked with Williams in various capacities during the WilTel network build until its subsequent sale to LDDS. This experience translates into expertise in planning, designing, constructing and managing a cross-country network.

     - Utilize pipeline rights of way. Where feasible, we construct the Williams network along the rights of way of Williams and other pipeline companies. We believe that use of pipeline rights of way gives us inherent advantages over other systems built over more public rights of way, such as railroads, highways, telephone poles or overhead power transmission lines. These advantages include greater physical protection of the fiber system, lower construction costs and lower operational costs.

     - Establish international connectivity. We pursue strategic relationships that allow us to exchange capacity on the Williams network for cost-effective access and capacity on international networks or that allow us to use our network construction and management experience to construct international networks. We intend to establish alliances with international carriers that will expand our capabilities throughout Europe and other key markets. Select domestic alliances will also allow us to provide international capabilities such as cost-effective use of SBC's capacity on China-U.S. and Japan-U.S. submarine fiber optic cable systems.

     - Establish low-cost position. Our carrier market focus, network design and strategic alliances as well as dark fiber leases enable us to establish and maintain a low-cost position. Our carrier services focus enables us to maintain small, focused marketing and customer service departments, reducing our operating costs. Our advanced network design eliminates several unnecessary layers of costly equipment. Our strategic alliances drive our unit costs lower due to the purchases of large volumes of services on the Williams network and reduced cost access to the services of our strategic alliance partners. Dark fiber leases allow us to reduce the capital investment in the Williams network and share future operating and maintenance costs with those companies to which we have sold capacity.

NETWORK INFRASTRUCTURE


     We anticipate that the Williams network will total over 33,000 route miles connecting 125 cities when completed by the end of the year 2000. We currently have approximately 21,630 route miles of fiber optic cable primarily installed in the ground, with approximately 19,490 of those miles currently in operation. For the period from June 30, 1999 through December 31, 2000, we anticipate that we will spend approximately $2.9 billion developing the Williams network.



     We have constructed and plan to construct, including through our asset defeasance program, approximately 72% of the Williams network in terms of network route miles and we have obtained and plan to obtain the remaining 28% through acquisitions of rights in dark fiber. We manage the transmission equipment on the fiber optic strands we obtain through acquisitions of rights in dark fiber, usually for terms of 20 years, and we typically pay maintenance fees to other network providers to maintain the fiber optic strands and rights of way.

     The following table describes our network infrastructure (numbers are approximate):


                                                             AVERAGE        AVERAGE
                                    PLANNED     MILES IN     NUMBER        NUMBER OF        AVERAGE NUMBER
                                  ROUTE MILES   OPERATION   OF FIBERS   FIBERS RETAINED*   OF SPARE CONDUITS
                                  -----------   ---------   ---------   ----------------   -----------------
Single fiber network(1).........     9,700        9,700          1               1                N/A
Other fiber builds wholly
  owned.........................     9,500        2,060        100            21.5                1.8
Fiber builds under our asset
  defeasance program(2).........     3,270        1,790        127              24                1.9
Fiber builds jointly owned(3)...     1,520        1,320         43              12                  0
Routes through dark fiber
  rights(4).....................     9,130        4,620         11             9.5                0.3
                                    ------       ------
          Total.................    33,120       19,490
                                    ======       ======


-------------------------


 * This is the average number of fibers in each category that we expect to retain for our own use and not grant rights in dark fiber to others.


(1) We have the right to acquire from MCI WorldCom approximately 7,700 additional route miles of a single fiber optic strand which is restricted to multimedia purposes until July 2001.


(2) This category consists of builds which are being constructed under our asset defeasance program.



(3) This category consists of our fiber rights in builds which have been jointly constructed, or rights in dark fiber acquired by, us, Enron Communications, Inc. and Touch America, Inc. through a limited liability company, or LLC, in which we share equal ownership and control. The LLC constructed the portion of the route between Portland and Las Vegas and acquired rights in dark fiber in the portion of the route between Las Vegas and Los Angeles and in the Detroit-Cleveland route. The LLC owns the right-of-way over some of the route it constructed, with each of us, Enron and Touch America also contributing rights-of-way. The LLC will grant each of us, Enron and Touch America rights in dark fibers, as well as grant rights in dark fibers to others. We provide operational services to the LLC.



(4) This category consists of rights in dark fiber and conduits which we have obtained or intend to obtain. We have already acquired approximately 7,130 route miles from IXC and other carriers, of which 5,300 route miles have had fiber optic cable installed. We obtained rights in six dark fibers between Los Angeles and New York City from IXC for 20 years. IXC obtained rights in 24 dark fibers between Houston and Washington, D.C. from us for 20 years. We intend to acquire an additional 2,000 route miles by the end of 2000.



     We are currently installing new transmission equipment on the single fiber network to increase its transmission capacity and ensure its compatibility with the newer portions of the Williams network. Due to advances in transmission electronics, it is now possible to carry as much traffic on this single fiber optic strand as on 128 fiber optic strands four years ago. In addition, the single fiber network will provide additional routes for the Williams network into select major markets.


     We began building the newer portions of the Williams network in January 1998 following the expiration of the non-compete agreement with MCI WorldCom. We will expand the Williams network through both new network construction and acquisition of capacity on networks owned and to be constructed by others.


     We lease capacity from both long distance and local telecommunications carriers, including our competitors, in order to meet the needs of our customers. Leases of capacity are distinguished from rights in dark fiber in that capacity leases are for only a portion of the fiber capacity and the lessor supplies the equipment to transmit over the fiber. Capacity leases are generally for terms of one month up to 5 years. We lease approximately 23% of our network capacity currently in use. However, since we have more capacity available on our network than we currently are using, the leased capacity we currently use constitutes approximately 7% of the total capacity currently available on our network. These leases are for areas where we do not have on-network portions, or our on-network is not currently sufficient to meet the expected capacity. This includes capacity to provide service from our facility to another provider's facility.

These leases of capacity may contain minimum commitments that we will make in order to obtain better pricing. We attempt to balance our off-network commitments with the expected requirements of our customers.

     Network design and infrastructure. The newer portions of the Williams network we are constructing have the following characteristics:

     - Multi-service platform. A multi-service operating system allows traditional voice, data, Internet and video services to be provided on a single asynchronous transfer mode, or "ATM," operating system. Most other carriers use multiple platforms, or operating systems, which create distinct networks and organizations for each service provided. Due to our unified platform approach, we have greater efficiency and lower costs.

     - ATM core switching. ATM core switching is a packet switching and transmission technology based on sending various types of information, including voice, data and video, in fixed-size cells. Packet-based networks transport information compressed as "packets" over circuits shared simultaneously by several users. Newly developed equipment based on advanced communications standards enable packet-based networks to carry voice and data more efficiently and at a lower cost than the traditional telephone networks. We believe that utilizing ATM enables us to provide higher-quality services than other packet technologies such as Internet protocol, which do not currently send information in packets with predictable characteristics.

     - Advanced fiber optic cable. Fiber optic cable, including Corning's LEAF(TM) fiber and Lucent TruWave(TM) fiber, which has a wider range of spectrum than previously deployed fibers over which to send wavelengths of light, enabling a greater number of wavelengths to be sent over long distances.

     - DWDM. Dense wave division multiplexing is a technology which allows transmission of multiple waves of light over a single fiber optic strand, thereby increasing network capacity. By using DWDM, we are able to derive sixteen wavelengths, at OC-192 capacity per wavelength, which is a capacity of 9.953 gigabits per second, over a single fiber optic strand with current technology and plan to derive up to thirty-two wavelengths over a single fiber optic strand by the end of 1999.

     - Use of meshed SONET instead of SONET rings. Use of meshed SONET, which allows every location on the Williams network to be connected to multiple other locations. Meshed SONET provides for more recovery options in the case of a network failure, permits rapid provisioning of customer services and allows for full utilization of capacity. Most other networks use SONET rings, which automatically reverse signals at a specific point along a network in the event of a network failure, providing for only one recovery option. A SONET ring design also requires installation of up to twice as much capacity for the same amount of traffic as compared to our meshed SONET design.

     - Closer spacing of transmission electronics. Spacing of transmission electronics at 40-mile intervals. Most other fiber networks space their electronics at 60-mile intervals. Our 40-mile spacing allows us to take advantage of the latest advances in DWDM and other advances in optical technology by reducing the distance over which light has to travel.

     - Elimination of digital cross connect system. Exclusion of this system, a high-cost, high-maintenance switching technology designed for circuit-based systems. Circuit-based systems are the predecessor to the ATM packet technologies we employ.

     - Nortel DMS 250 switches. We will use the latest Nortel switching technology to efficiently carry traditional voice services on our ATM core network. At least seven

       Nortel DMS 250 voice switches will be deployed on the Williams network. We will install the new switches in Anaheim, San Francisco, Kansas City, Houston, Chicago, Atlanta and New York City.


The design of the Williams network is simpler than the design of the traditional circuit-based network. The Williams network design eliminates specialized layers of equipment. The fewer layers of equipment that remain are designed to provide multiple service offerings. This increases flexibility, accelerating development of new services. The elimination of unnecessary equipment also reduces our initial investment, and our operating and maintenance expenses are reduced due to less complexity. This simpler design of the Williams network as compared to a network of more traditional design provides for the following advantages:



     - lower costs



     - faster development and delivery of services



     - potential to carry more communications traffic across the network


     Conduit and fiber optic cable. The newer portions of the Williams network that we are constructing are designed for expandability and flexibility and will contain multiple conduits along approximately 70% of our routes. To construct our fiber optic cable, fiber optic strands are placed inside small plastic tubes and bundles of these tubes are wrapped with plastic and strengthened with metal. We then place these bundles inside conduit, which is high-density polyethylene hollow tubing 1 1/2 to 2 inches in diameter. Our conduit is generally pulled through pipelines which are no longer used or it is buried approximately 42 inches underground along pipeline or other rights of way. We also use steel casing in high-risk areas, including railroad crossings and high-population areas, thereby providing for greater protection. The first conduit contains a cable generally housing between 96 to 144 fibers, and the second conduit, or third where constructed, serves as a spare. The spare conduit or conduits allows for future technology upgrades, potential conduit sales and expansion of capacity at costs significantly below the cost of new construction. After existing and anticipated leases of dark fiber, we generally plan to retain approximately 24 fibers for our own use on the constructed portions of the Williams network.

     Points of presence. As of June 30, 1999, we had 38 points of presence or POPs, which are environmentally-controlled, secure sites designed to house our transmission, routing and switching equipment and local operational staff. We plan to grow to 125 POPs by the end of 2000. A POP allows us to place customers' traffic onto the Williams network. We are designing our POPs with up to 50,000 square feet in order to provide colocation services, which give our customers direct access to the Williams network. Colocation services provide our customers with access and space to install their own equipment in our POPs. We intend to expand our network to include multiple POPs within select major metropolitan areas in order to provide end-to-end service offerings for our carrier customers.

     Rights of way. The Williams network is primarily constructed by digging trenches along rights of way, rights to use the property of others which we obtain throughout the U.S. from various landowners. Where feasible, we construct along Williams' pipeline rights of way and the rights of way of other pipeline companies. Approximately 27% of our rights of way are along Williams' pipeline rights of way and the remainder are along the rights of way of third parties. Rights of way from unaffiliated parties are generally for terms of at least 20 years and most cover distances of less than one mile. Where necessary or economically preferable, we have other right of way agreements in place with highway commissions, utilities, political subdivisions and others. As of June 30, 1999, we had agreements in place for approximately 90% of the rights of way needed to complete the Williams network. As of June 30, 1999, the remaining rights of way needed for completion of the Williams network consisted of approximately 3,300 route miles located primarily in the Western U.S. Almost all of our rights of way extend through at least 2018.

     The following table sets forth our current and future plans for the Williams network build. This table does not include the routes of the single fiber network.



                                                                                       APPROXIMATE
                                                         ESTIMATED       APPROXIMATE    MILES IN
ROUTES                                                COMPLETION DATE    ROUTE MILES    OPERATION
------                                               -----------------   -----------   -----------
Atlanta -- Jacksonville(1)                           Completed                370           370
Dallas -- Houston(2)                                 Completed                250           250
Houston -- Atlanta -- Washington, D.C.               Completed              1,830         1,830
Jacksonville -- Miami(1)                             Completed                330           330
Kansas City -- Denver(1)                             Completed                640           640
Los Angeles -- New York City(2)                      Completed              4,370         4,370
Los Angeles -- San Diego(3)                          Completed                150           150
Minneapolis -- Kansas City(1)                        Completed                450           450
Portland -- Salt Lake City -- Los Angeles(4)         Completed              1,320         1,320
Daytona -- Orlando -- Tampa                          3rd quarter 1999         160            80
Portland -- Seattle(3)                               3rd quarter 1999         180            --
Detroit -- Cleveland(4)                              4th quarter 1999         200            --
Los Angeles -- Sacramento -- Oakland -- San Jose(5)  4th quarter 1999         800            --
Washington, D.C. -- New York City(1)                 4th quarter 1999         370            --
Bakersfield -- San Luis Obispo -- Fresno             4th quarter 1999         270            --
Bandon, Oregon -- Eugene, Oregon                     4th quarter 1999         250            --
Corpus Christi -- Houston -- Laredo --
  San Antonio(2)                                     4th quarter 1999         740            --
Denver -- Salt Lake City(1)                          4th quarter 1999         570            --
Miami -- Tampa -- Tallahassee(1)                     4th quarter 1999         540            --
New Orleans -- Tallahassee                           4th quarter 1999         480            --
Albany -- Boston                                     1st quarter 2000         180            --
Sacramento -- Portland(5)                            1st quarter 2000         690            --
Chicago -- Detroit(2)                                2nd quarter 2000         280            --
Denver -- El Paso(2)                                 2nd quarter 2000         750            --
Los Angeles -- Phoenix -- San Antonio -- Houston     2nd quarter 2000       1,630            --
New York -- Boston                                   2nd quarter 2000         250            --
Salt Lake City -- Sacramento -- San Francisco        2nd quarter 2000         850            --
Atlanta -- Nashville -- Cincinnati -- Chicago        4th quarter 2000         850            --
Chicago -- Cleveland -- Pittsburgh -- Washington,
  D.C.                                               4th quarter 2000         800            --
Dallas -- Charlotte(2)                               4th quarter 2000       1,250            --
Houston -- Kansas City -- St. Louis -- Chicago       4th quarter 2000       1,300            --
Minneapolis -- Milwaukee -- Chicago(3)               4th quarter 2000         320            --
                                                                           ------         -----
          TOTAL:                                                           23,420         9,790
                                                                           ======         =====


-------------------------


(1) These routes are being constructed under our asset defeasance program.


(2) We acquired rights in dark fiber with no spare conduits along these routes.


(3) In addition to constructing one route with 2 spare conduits, we intend to acquire rights in 12 dark fibers along a diverse route between these cities.

(4) These routes were jointly constructed or acquired by us, Enron and Touch America with no spare conduits.

(5) We intend to acquire rights in 12 dark fibers on these routes along with two spare conduits.


     Monitoring. We monitor the Williams network 24 hours a day, seven days a week from our network management centers in Tulsa, Oklahoma and St. Louis, Missouri. Each network management center provides centralized network surveillance, troubleshooting and customer service. The system currently allows our technicians to detect a component malfunction in the Williams network, quickly reroute the customer's traffic to an available alternate path and effect an expedited repair. Upon completion of the Williams network, the rerouting function will be fully automated and nearly instantaneous so that customers will not experience any disruptions in service quality. We expect this will reduce service costs and customer downtime. We have also implemented a program which encourages people to phone a toll-free number prior to breaking ground, backed up by Williams' "call before you dig" group to reduce the risk of damage to our conduit or fiber system. Additionally, we place above-ground markers at frequent intervals along the route of the Williams network.

PRODUCTS AND SERVICES

     Our network products and services fall into seven categories:

     - packet-based data services
     - private line services
     - voice services
     - local services
     - dark fiber and conduit rights
     - optical wave services
     - network design and operational support

     Packet-based data services. These services provide efficient connectivity for data, Internet, voice and video networks at variable capacities across the Williams network to connect two or more points. Specific packet-based data services include ATM, frame relay and Internet transport services. These services primarily operate over the Williams network and enable billing based on quality of service and usage.

     Private line services. We provide customers with fixed amounts of point-to-point capacity across the Williams network. We offer these services both across the Williams network and by purchasing capacity on other providers' networks. As we complete the Williams network, we will increase the percentage of these services we provide on our network.


     Voice services. We currently provide connectivity across the Williams network for our customers to complete long distance telephone calls in some areas using capacity on other providers' networks. Our customers can use the Williams network to handle origination and termination of long distance phone calls. As we complete deployment of our voice switches and obtain the necessary regulatory approvals, we will decrease our usage of others' networks. Other voice services will include calling card, directory assistance, operator assistance, international and toll-free services. As the traditional geographic boundaries for voice services diminish, our voice platform will provide local, long distance and international voice services.


     Local services. We currently provide local connectivity for our carrier customers through the resale of other providers' services. We have obtained local capacity through our agreements with WinStar and Metromedia Fiber Network and can obtain local capacity from SBC. We will develop specific products using this capacity to meet our customers' local networking needs.

     Dark fiber and conduit rights. We sell rights for dark fiber and related services and may sell rights to conduit in the future. Sales of dark fiber rights and conduit rights are accounted for as leases. Dark fiber consists of fiber strands contained within a fiber optic cable which has been laid but does not yet have its transmission electronics installed. A sale of dark fiber rights typically has a term which approximates the economic life of a fiber optic strand (generally 20 to 30 years). Purchasers of dark fiber rights typically install their own electrical and optical transmission equipment. Substantially all of our current and planned builds include laying two spare conduits, and we may sell rights to use at least one of them. A purchaser of conduit rights typically lays its own cable inside the conduit. Related services for both sales of rights for dark fiber and conduits include colocation of customer equipment at our POPs and network equipment locations and maintenance of the purchased fiber or conduit. We have entered into agreements for sales of dark fiber rights with Frontier, IXC, WinStar and others. Payment for dark fiber rights is generally made at the time of delivery and acceptance of the fiber although other payment options may be available. In addition, ongoing payments for maintenance services are required. These transactions typically involve sales of contractual rights to use the fiber or conduit, rather than sales of ownership interests.


     Purchasers of dark fiber rights, under most circumstances, have the right to sublease dark fiber rights obtained. However, we are not permitted to grant rights in dark fiber or future rights leased under our asset defeasance program without the prior consent of the lessor. To date, we have not requested nor has the lessor granted such consent.


     Optical wave services. The packet-based DWDM technology used in the Williams network allows us to offer optical wave services to our customers. These services allow a customer exclusive long-term use of a portion of the transmission capacity of a fiber optic strand rather than the entire fiber strand. This capacity we use to provide optical wave services is in addition to the capacity used by us to provide our other services. We are able to derive sixteen wavelengths from a single fiber strand with current technology and plan to derive up to thirty-two wavelengths from a single fiber strand by the end of 1999. A purchaser of wavelength will install its own electrical interface, switching and routing equipment and will share the fiber and optical transmission equipment with other optical wave services users. We believe that many potential customers will be interested in optical wave services because they allow a customer to purchase capacity in smaller increments while retaining the added control advantages of dark fiber.

     Network design and operational support. We help our customers design and operate their networks. We use our network management centers to monitor and operate portions of their networks and use our solutions unit's resources to expand and support our customers' networks. We are deploying new management tools, including our customer network management system, which will give our customers the ability to monitor network performance and reconfigure their capacity from their own network management centers on an essentially real-time basis and the ability to increase or reduce bandwidth rapidly to better match their needs. Our customer network management system features equipment inventory management, bandwidth inventory management, configuration management, fault isolation management and alarm monitoring. In 1998, we provided network design and operational support services primarily to Concentric and Savvis Communications Corporation, an Internet service provider.

CUSTOMERS

     We provide dedicated line and switched services to other communications providers over our owned or leased fiber optic network facilities. Our customers currently include regional Bell operating companies, Internet service providers, long distance carriers, international carriers, utilities and other providers who desire high-speed connectivity on a carrier services basis. We have entered into strategic alliances with SBC, Intel, Telefonos de Mexico, Metromedia Fiber Network, WinStar, Intermedia and U S WEST and others and have strategic investments in UniDial, Concentric and UtiliCom, as well as international strategic investments in communications companies located in Brazil, Australia and Chile. These alliances and investments help to increase our volume of business and provide additional customers for our network and solutions units. We do not believe these alliances and investments will adversely impact our relationships with our other customers. For more information about our strategic alliances, see "-- Strategic alliances" below.

     Sales to Intermedia accounted for approximately 31.2% of our network unit's revenues from external customers in 1998. Sales to Qwest accounted for approximately 26.2% of our network unit's revenues from external customers in 1998. Sales to our next three largest customers, Hyperion, Concentric and Frontier, together accounted for approximately 29.0% of our network unit's revenues from external customers in 1998. Our remaining customers each accounted for less than 3% of our network unit's revenues from external customers in 1998.


     We anticipate that over the next several years the distribution of our revenues will shift in part as a result of increased usage of our services by the companies with whom we have entered into strategic alliances. We anticipate that at least through the end of 2000, SBC, Intel, Intermedia, WinStar and Concentric will be among our top customers. Other factors affecting our revenue mix include the installation of Nortel DMS 250 switches, which will allow us to offer additional voice services for increased revenues, and the timing of regulatory approval of SBC's ability to provide long distance services inside its operating regions. In addition, we will recognize revenue from existing dark fiber agreements upon completing currently unfinished segments of the Williams network.


SALES AND MARKETING

     We sell services and products to carriers through our sales organization. Since we only sell to other communications carriers, our sales and marketing department is small and focused, resulting in strong customer relationships and lower operating costs. This organization consists of senior level management personnel and experienced sales representatives with extensive knowledge of the industry and our products and key contacts within the industry at various levels in the carrier organizations. We position ourselves as the provider of choice for communications carriers due to the quality of our service, the control we provide customers over their service platforms, the reliability of our services and our low cost position. We believe our cost advantages allow us to sell our services on the Williams network at prices which represent potentially significant savings for our large-volume customers relative to their other alternatives.

COMPETITION

     The communications industry is highly competitive. Some competitors in the markets of carrier services and fiber optic network providers may have personnel, financial and other competitive advantages. New competitors may enter the market because of increased consolidation and strategic alliances resulting from the Telecommunications Act, as well as technological advances and further deregulation. In the market for carrier services, we compete primarily with the three traditional nationwide carriers, AT&T, MCI WorldCom and Sprint, and other coast-to-coast and regional fiber optic network providers, such as Qwest, Level 3 and IXC. We compete primarily on the basis of pricing, transmission quality, network reliability and customer service and support. We have only recently begun to offer some of our services and products and as a result we may have fewer and less well-established customer relationships than some of our competitors.

     We believe that we have advantages over our competitors. AT&T, MCI WorldCom and Sprint utilize systems that were constructed for the most part prior to 1990. We believe that the older systems operated by these carriers generally face disadvantages when compared to the Williams network, such as:

     - lower transmission speeds
     - lower overall capacity
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     - more costly maintenance requirements
     - inefficiency due to design and competing traffic requirements
     - greater susceptibility to systems interruption from physical damage to the network infrastructure

     Many older systems will face greater difficulty in upgrading to more advanced fiber due to lack of a spare conduit. We are aware that other competitors may employ advanced technology that is similar to that of the Williams network. Additional capacity that is expected to be available over the next several years from competitors may cause significant decreases in prices overall.

     The prices we can charge our customers for transmission capacity on the Williams network could decline due to installation by us and our competitors, some of which are expanding capacity on their existing networks or developing new networks, of fiber and related equipment that provides substantially more transmission capacity than needed. If prices for network services significantly decline, we may experience a decline in revenues which would have a material adverse effect on our operations.

     We believe that our strategy of selling products and services to other communications carriers gives us an advantage over other fiber optic network providers who compete with their customers. We believe that communications carriers prefer not to buy products and services from a competitor. We also do not need a large sales, marketing and customer service staff in order to support the retail markets that our competitors serve. We can effectively reach and serve a relatively small group of large customers with our smaller, efficient and focused team, resulting in reduced costs.

RELATIONSHIP WITH MCI WORLDCOM

     As part of our agreements with MCI WorldCom relating to the sale of the majority of Williams' communications network business to LDDS, MCI WorldCom granted us an option to purchase one fiber optic strand over approximately 7,700 miles of selected MCI WorldCom routes. In addition, we granted MCI WorldCom an option to purchase one fiber optic strand over approximately 9,700 miles of selected Williams network routes on the portions of the Williams network which we began to develop in January 1998. The exercise price for each option is equal to the capitalized cost attributable to the sold fiber plus a slight markup. Any fiber optic strand we purchase pursuant to the option may only be used to transmit video or multimedia services, including Internet services, until July 1, 2001. MCI WorldCom has agreed to provide private line, frame relay and switched voice services for our and Williams' internal use through 2034. We have agreed to pay MCI WorldCom its costs to unrelated third parties for these services. Until July 1, 2003, we and MCI WorldCom have agreed not to directly solicit the other's employees located in the Tulsa metropolitan area.

OUR SOLUTIONS UNIT

     We sell, install and maintain network services and the communications equipment of leading vendors to address our customers' comprehensive voice and data needs. Our expertise in communications and data networks permits us to offer customers a wide range of professional services, including network planning, design, implementation, management, maintenance and optimization. We also distribute the products and services of select communications service providers, including some of our network's customers. In April 1997, we purchased Nortel's equipment distribution business, which we then combined with our equipment distribution business to create Williams Communications Solutions, LLC. We own 70% of Solutions LLC and Nortel owns the remaining 30%. Our solutions unit consists primarily of Solutions LLC.

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     Our broad range of voice and data solutions allows us to serve as a single-source provider for our customers' communications needs. We distribute the products and services of a number of communications suppliers, primarily Nortel, as well as Cisco, Octel (a division of Lucent), NEC, 3COM, Bell Atlantic, SBC and U S WEST, and are therefore able to provide our customers with multiple options. By offering equipment from a variety of vendors, we help businesses optimize the productivity and reduce the cost of their communications systems. We have expertise in the most complex network technologies to ensure that products from various suppliers operate together effectively.

     Selected statistics of our solutions unit as of June 30, 1999 include (numbers are approximate):

Sales personnel........................    1,200
Technicians............................    2,400
Engineering personnel..................      800
Operations support staff...............    1,400
Total customer sites...................  100,000
Sales and service locations............      110

STRATEGY

     Our objective is to be the premier provider of advanced, integrated communications solutions to businesses. To achieve this objective, we intend to:

     - Capitalize on converging voice, data, Internet and video needs. We capitalize on the increased demand for new technologies as businesses replace and upgrade existing communications infrastructure as a result of an industry trend called convergence. Whereas in the past voice and data equipment and networks were separate, convergence is the integration of these separate technologies into a single communications environment. We believe that our strong customer relationships, product portfolio and technical experience provide us with an ideal platform to capitalize on this trend.

     - Leverage our engineering and technical resources. We have an experienced staff of approximately 2,400 technicians and approximately 800 engineering personnel to design, install, manage and maintain our customers' communications infrastructures. Our employees are trained to address our customers' converged and complex communications needs, such as Internet-connected call centers and voice over Internet protocol. As technologies become more complex, the need for advanced communications solutions such as these will continue to grow. Our engineering personnel and technicians provide us with a competitive advantage in offering these services.

     - Provide advanced professional services. We provide comprehensive services to assist customers in the design, engineering and operation of their communications networks. Our services include advanced call center applications, outsourcing, network engineering and network consulting. We intend to continue to expand the professional services portion of our business as customer demand for advanced communications and data network solutions continues to grow.

     - Utilize our nationwide presence and large, installed customer base. We have approximately 110 sales and service locations throughout the U.S. and Canada and approximately 100,000 customer sites. Our nationwide presence allows us to better serve multi-location customers and makes us a very attractive partner for leading communications equipment and service providers. Our large, installed customer base provides us and leading

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       communications equipment and service providers with an existing market to sell new products and services.

     - Extend the reach of our network unit's carrier customers. We are able to distribute the products and services of our network unit's customers to our solutions unit's customer base. We are currently using our solutions unit's 1,200 sales personnel to sell Concentric's Internet services and UniDial's long distance services. In addition, we have agreed to offer SBC's network services as they are made available to us. We believe that our ability to extend the reach of our network unit's carrier customers provides our network unit with a valuable point of differentiation.

PRODUCTS AND SERVICES

     We provide a comprehensive array of communications products and services. Our products and services fall into three categories:

     - equipment sales and service
     - professional services
     - sale of carrier services

     Equipment sales and services provided approximately 78% of total consolidated revenues for 1998, 83% of total consolidated revenues for 1997 and 79% of total consolidated revenues for 1996.

     Equipment sales and service. We sell and install voice and data communications equipment and provide service, maintenance and support for our customers' communications networks.

     - Voice and video equipment. We offer our customers a variety of voice and video equipment, which enables our customers to communicate more effectively. We also install, configure and integrate all of the equipment they purchase. The voice systems we sell range from systems for small businesses to systems for large enterprise sites, requiring anywhere between 15 and 50,000 internal telephone lines. This equipment includes private branch exchange systems, key systems, building wiring, call centers, voice mail systems and premise (as opposed to mobile) wireless systems.

     - Data equipment. We design, build and operate data networks as well as integrated voice and data networks. To meet our customers' needs, we evaluate technologies such as Internet protocol, frame relay and ATM and then we select, integrate and deploy the appropriate routers, switches, access devices and other required equipment. The networks we build range from small local area networks, which are communications networks over small areas supporting less than 50 users, to wide area networks supporting thousands of users and multiple technologies.

     - Service and maintenance. We maintain and service our customers' networks primarily through annual maintenance plans or through job-specific plans based on time and materials. We remotely monitor and manage the voice and data equipment and network connectivity of our customers 365 days a year, 24 hours a day through our advanced network management center. We are able to resolve over 85% of all potential problems relating to data equipment and over 25% relating to voice equipment without having to dispatch a technician to the customer's site. When a skilled technician is required, we have a staff of over 2,400 technicians available to meet our customers' on-site service needs.

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

     Professional services. We design, build and operate advanced voice, data and integrated networks. Our professional services offerings include outsourcing, advanced call center applications, network engineering and network consulting. We will continue to expand these services as customer demand for advanced communications solutions continues to grow.


     - Outsourcing. We have approximately 360 engineers and on-site technicians to support several large U.S. corporations which have elected to turn over to us the management and operation of all or substantial portions of their communications environments. Increasingly, these clients are outsourcing their data networking requirements in addition to their traditional voice communications requirements to expand network capability, improve productivity and decrease costs.


     - Advanced call center applications. Our call center applications team consists of approximately 50 software applications developers and engineers who design and implement customized call center solutions for customers with complex requirements. We also maintain a computer telecommunications integration lab with 30 specialists to test and develop custom call center solutions.

     - Network engineering. We have approximately 175 network engineers with expertise in data as well as integrated voice and data networking. This group designs networking solutions, implements those solutions and provides ongoing operational support utilizing standard technologies. We also provide engineers on a fee-for-service basis for customers who seek to augment their own resources.

     - Network consulting. Our network consultants coordinate the operational plans of our customers with their existing network capacity and capability in order to determine the communications environment necessary to meet their business needs. Our consultants provide a complete analysis of existing network status and predict the impact of future changes on a network and also develop sophisticated Internet applications.

     Sale of carrier services. Our customers are increasingly demanding "one-stop shopping" for communications services. We sell long distance, local and Internet services offered by other carriers who are generally customers of the Williams network. This enables us to provide a complete communications solution for our customers. We currently have agreements with SBC, Bell Atlantic, U S WEST (in Arizona only), UniDial and Concentric to sell their services.

ISSUES RELATING TO OUR SOLUTIONS UNIT'S PERFORMANCE

     In 1997, we and Nortel combined our equipment distribution businesses to create what is now Solutions LLC. The rationale for the combination was to achieve the benefits of increasing the scale and national reach of our sales, engineering and technical support staffs and our installed customer base and to strengthen our relationship with our primary vendor. The combination was also expected to provide the cost benefits of eliminating redundant operating and overhead expenses. However, we have experienced difficulties in integrating Nortel's equipment distribution business with ours and in managing the increased complexity of our business. These difficulties have prevented us from fully realizing the expected benefits of the combination and have adversely impacted our financial results. For a detailed discussion of these issues, see the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Our solutions unit."

VENDOR RELATIONSHIPS

     We have agreements with the suppliers of the products and providers of the services we sell to our customers. These agreements provide for our distribution, resale or integration of products

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or our acting as agents for the provider of services. Normally, we receive volume discounts off the list price of the product or service we purchase from our vendors. We estimate that sales of Nortel's products, consisting of primarily voice equipment, accounted for approximately 40% of our solutions unit's revenues in 1998. We estimate that product sales from the next three largest vendors accounted for approximately 6% of our solutions unit's revenues in 1998.

     Nortel. We distribute Nortel's voice, data and video products. We are the largest U.S. distributor of Nortel's end-user voice products. The discounts we receive vary based on our volume of purchases of a particular product line up to a maximum discount. We have a commitment from Nortel that we may remain a distributor of Nortel's products through at least 2002. While we have no commitment to purchase a minimum number of products from Nortel, if we do not maintain a minimum percentage of Nortel's products in our product mix, each party has the option to change the ownership structure of Solutions LLC. See the section below entitled "-- LLC Agreement with Nortel" for more information.

     Cisco. We are a large U.S. distributor of Cisco's full line of data networking products. We also distribute Cisco's voice over Internet protocol products.

     Lucent. We are one of the largest U.S. distributors of the voicemail products of Lucent's Octel messaging division. We also distribute Lucent's advanced premises wiring products.

     NEC. We are one of the largest non-affiliated U.S. distributors of NEC voice equipment. We have an agreement with NEC that requires us to purchase from April 1, 1999 through March 31, 2001 annual minimum amounts which aggregate to a minimum of $44 million of their products. If we do not fulfill our commitment to NEC, we are required to pay 30% of any amounts we do not purchase.

CUSTOMERS

     We have approximately 100,000 customer sites across a broad range of industries, including businesses as well as educational, governmental and non-profit institutions. These customers consist of small businesses (ten or more employees), small sites of larger companies and large enterprise campus sites (e.g., AT&T and the University of Dayton). We are one of the largest providers in the U.S. of installation and maintenance services of communications systems to business sites of over 10,000 telephone lines. We believe that our customer service will enable us to capture an increasing portion of each customer's communications budget in the future. We are not dependent on any one customer or group of customers to achieve our desired results. Our top 25 customers combined accounted for less than 10% of revenue during 1998, with no one customer accounting for more than 1%. Our customers include: AT&T, Bankers Trust Corporation, BP Amoco P.L.C., Countrywide Credit Industries, Inc., Hewlett Packard Company, Johnson & Johnson, Kaiser Permanente, Lockheed Martin Corporation, Merrill Lynch & Co., Pfizer, Inc., Prudential Individual Insurance Group, Shell Exploration and Production Technology Company, Staples, Inc., T. Rowe Price International Technologies, Inc. and Texaco Inc.

SALES

     We operate approximately 110 sales and service offices in the U.S. and Canada staffed with approximately 1,200 sales personnel. Approximately 100 of our sales personnel focus on large, national and government accounts. In addition, we have representatives dedicated to making regular telephone contact with our existing customers, providing enhanced customer service and a channel for merchandise sales.

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COMPETITION

     Our competition comes from communications equipment distributors, network integrators and manufacturers of equipment (including in some instances those manufacturers whose products we also sell). Our competitors include Norstan, Inc., Anixter Inc., Integrated Network Services, Lucent, Siemens, Cisco Systems and the equipment divisions of GTE, Sprint and the regional Bell operating companies. Most equipment distributors tend to be regionally focused and do not have our capability to service a nationwide customer base. We believe our expertise in voice technologies and our ability to provide comprehensive solutions give us an advantage over network integrators. We realize that we operate in a highly competitive industry and face competition from companies that may have significantly greater financial technical and marketing resources. Some of our competitors have strong existing relationships with our customers and potential customers resulting in a competitive disadvantage for us. We are also at a disadvantage in that our costs exceed those of manufacturers, limiting our ability to engage in price competition with such manufacturers. However, most manufacturers of equipment are focused on selling their own equipment and do not provide converged solutions.

     By having relationships with multiple vendors, we believe we can provide the best solution for each customer's specific needs. We realize that an interruption, or substantial modification, of our distribution relationships could have a material adverse effect on our business.

LLC AGREEMENT WITH NORTEL

     In April 1997, we purchased Nortel's equipment distribution business, which we then combined with ours to create Solutions LLC. Nortel's equipment distribution business included the combined net assets of Nortel's direct sales subsidiary, Nortel Communications Systems, Inc., which includes Bell Atlantic Meridian Systems, and TTS Meridian Systems, Inc.

     We have a 70% interest and Nortel has a 30% interest in Solutions LLC. In the event of a change of control of either us or Nortel, Nortel may require us to buy, or we may require Nortel to sell, Nortel's entire interest in Solutions LLC at market value. If for two consecutive years the percentage of Nortel products purchased by Solutions LLC compared with all Nortel and similar products purchased by Solutions LLC falls below approximately 78% and the rate of growth of the purchase of Nortel products by Solutions LLC during the two-year period is below that of other Nortel distributors, Nortel may require us to buy, or we may require Nortel to sell, Nortel's entire interest in Solutions LLC at market value.

     After 1999, Nortel may require us to purchase up to one-third of its interest in Solutions LLC. Nortel must retain a 20% interest in Solutions LLC for a period of 5 years after the date on which Nortel's ownership interest is reduced to 20%. As long as Nortel retains 20%, we must retain at least a 50% interest in Solutions LLC. Each party has a right of first refusal to purchase the other party's interest in the event of a sale to a third party of all or any part of the party's interest. For more information about our relationship with Nortel, see the section above entitled "-- Vendor relationships."

     We and Nortel have representation in proportion to our respective ownership interest on the management committee of Solutions LLC. We currently appoint seven representatives and Nortel appoints three representatives to this committee. As long as Nortel's interest in Solutions LLC is at least 20%, Nortel must approve, among other things:

     - any changes to the scope of Solutions LLC's business
     - any non-budgeted capital expenditure over $5 million, non-budgeted acquisition, divestiture or any other obligation over $20 million
     - the incurrence of long-term debt in excess of equity

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Until May 2000, we and Nortel will not engage in direct sales to end-users of
Nortel's voice products or any similar voice products in the U.S. and Canada outside Solutions LLC.

OUR STRATEGIC INVESTMENTS UNIT

     We make investments in, or own and operate, domestic and international businesses that create demand for capacity on the Williams network, increase our service capabilities, strengthen our customer relationships, develop our expertise in advanced transmission electronics or extend our reach.

STRATEGY

     Our objectives for our strategic investments unit are:

     - To continue to expand our international presence

     - To continue to invest in companies that increase demand for the products and services of our network and solutions units

     - To make and manage and, where appropriate in the case of non core businesses, dispose of investments to increase profitability

     - To secure cost-effective access to needed products and services

DOMESTIC

     Vyvx. We own Vyvx, a leading provider of integrated fiber optic, satellite and teleport video transmission services. Through Vyvx, we have gained experience in multimedia networks and have established high-speed connectivity to the major news and sports venues throughout the country. Vyvx's broadcast customers include all major broadcast and cable television networks, news services and professional and collegiate sports organizations. In 1998, Vyvx delivered the video and audio signals from live events to television networks for approximately 85% of all major league sports events. Vyvx also distributes advertisements and other media to local television stations.

     While Vyvx has over approximately 2,000 active customers, approximately 40% of its total revenue is derived from its top ten customers. Vyvx's contracts with its largest customers are for terms which extend up to ten years. Most of its contracts with its smaller customers are for one-year terms. Vyvx's largest customer, Fox Entertainment Group, Inc., accounts for approximately 19% of its total revenues. Competition is based primarily on service quality and reliability and network reach and, to a lesser extent, on price. Vyvx provides superior customer service and quality and extensive domestic reach. Our competitors include some of the largest domestic and international communications companies, which have greater financial resources and name recognition. Major competitors are AT&T, GlobeCast North America and Digital Generation Systems, Inc. We are at a disadvantage in international broadcasting because our competitors have greater international presence.

     Concentric. Concentric Network Corporation is a provider of Internet-based virtual and private networking services to business customers. We currently own 4,633,716 shares, or 11.5%, of Concentric's common stock, which we acquired over the past two years for an aggregate of approximately $41.5 million. We also own warrants to purchase an additional 710,036 shares of Concentric's common stock at an exercise price of $3 per share by June 2002. Prior to March 31, 2002, we may also be required to purchase up to 906,679 shares at the current market price so long as such purchase would not violate any law or regulation or otherwise have a material adverse effect on our company. Concentric has agreed to purchase at least $21 million of services and equipment from us prior to December 1, 2002. Through at least 2007 and for so

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long as we own at least 5% of Concentric's common stock, we are Concentric's preferred provider of communications equipment and long distance multimedia network services. As a preferred provider, we retain a right of last refusal to provide these services so long as the equipment and services are competitive to the market in technology and price. During this period, Concentric must first try to buy all services and equipment it requires from us if we provide the products Concentric requires. Our solutions unit has also entered into an agreement with Concentric which provides that we will market and resell Concentric's telecommunications services in the U.S. Our investment in Concentric allows us to better understand the requirements of Internet service providers so that we can scale these service offerings to better serve our customers. We are discussing with Concentric an expansion of our commercial relationship but such discussions are in preliminary stages.

     UniDial. UniDial Communications, Inc. is a reseller of long distance and other communications products, including frame relay, Internet and conferencing services. In October 1998, we purchased shares of preferred stock of UniDial for $27 million. Dividends accrue at the rate of 10% per annum beginning October 1, 1999. The shares are convertible into common stock under certain circumstances, with our resulting percentage being subject to various formulas and timing restrictions. We currently estimate that our preferred stock would convert into approximately 12% of UniDial's common stock. We entered into an agreement with UniDial which provides for UniDial to buy all of its required carrier services from us until October 2002, subject to UniDial's commitments existing at the date of the agreement. We must price our services at competitive market levels. UniDial may not terminate the carrier services agreement, which automatically renews for successive two-year periods, as long as we continue to own all of our UniDial preferred stock or own at least 5% of UniDial's common stock. We also have an additional agreement with UniDial which provides for our solutions unit to sell UniDial's products and services and for UniDial to handle the billing and collection relating to our solutions unit's sales of UniDial's services. Our investment in UniDial allows us to better understand the reseller market and enables us to better serve our customers.


     UtiliCom. UtiliCom Networks Inc. partners with utilities to create joint ventures offering local exchange and other communications services. We currently own 469,154 shares of UtiliCom's common stock, which represents a 14.5% interest (9.7% on a fully-diluted basis), though we expect our interests to be reduced to 6.7% (5.9% on a fully-diluted basis) in 1999 upon UtiliCom's receipt of additional financing. We have provided a $1 million loan to UtiliCom that matures in May 2003, which we may convert to UtiliCom common stock in the event of an initial public offering of UtiliCom's common stock. We also provided an additional $4 million loan which matured on August 31, 1999, and which we currently anticipate extending through December 31, 1999. We hold 200,000 warrants that are exercisable to purchase UtiliCom common stock at $3 per share. In exchange for our financing and investments, UtiliCom has agreed to use reasonable best efforts to utilize our communications services and equipment and to cause each of its joint ventures to designate us as its vendor as long as we offer the equipment and services on competitive terms. In addition, we and UtiliCom agreed to market each other's products and services to each other's customers. UtiliCom's first joint venture partner is a subsidiary of SIGCORP, Inc., a utility in Evansville, Indiana. The new venture is preparing to provide telephony and data services, Internet services and cable television services to business and residential customers.


     Other. We also own Telemetry and ChoiceSeat. Telemetry provides wireless remote monitoring and meter reading equipment and related services to industrial and commercial customers, including Williams. ChoiceSeat deploys touch-screen display units installed on stadium seats which provide access to statistics, different views of the field, player- and venue-related information and access to current information from other sports events.

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INTERNATIONAL

     On May 27, 1999, Williams contributed to us interests in communications ventures in Brazil (ATL), Australia (PowerTel) and Chile (MetroCom). We are responsible for any capital or other commitments which Williams had related to these interests. Williams has granted us an option to acquire its interest in a holding company whose subsidiaries are communications service providers in Brazil (Algar Telecom). We may acquire additional interests in these and other international ventures in the future.

     ATL. ATL-Algar Telecom Leste S.A. was formed in March 1998 to acquire the concession for B-band cellular licenses in the Brazilian states of Rio de Janeiro and Espirito Santo. Before Williams contributed its interest in ATL to us, ATL was owned by Williams, SKTI-US LLC and Algar Telecom S/A. We own a 55% direct interest in ATL and a 10% indirect interest in ATL through our ownership in SKTI-US LLC. Before Williams contributed its interest to us, SKTI-US LLC was owned by Williams and SK Telecom Co., Ltd., Korea's largest wireless telecommunications provider. SK Telecom continues to own an interest in SKTI-US LLC.

     We obtained from Williams its option to acquire SK Telecom's interest in SKTI-US LLC once permitted under Brazilian regulations. In 1998, Williams acquired a 20% non-voting economic interest in ATL. Also in 1998, SKTI-US LLC acquired a 10% economic interest, representing a 30% voting interest, in ATL. In March 1999, Williams purchased from Algar Telecom for $265 million an additional 35% economic interest, representing a 19% voting interest, in ATL. This investment reduces Algar Telecom's investment to a 35% economic interest, representing a 51% voting interest, in ATL. Our investment in ATL totals $373 million.

     In March 1999, the shareholders of ATL, including Williams, pledged 49% of their common ATL stock and all of their preferred ATL stock as collateral for a U.S. dollar-denominated $521 million loan from Ericsson Project Finance AB to ATL.

     We and Williams have held preliminary discussions concerning the possibility of our increasing our ownership in ATL through our purchase from Algar Telecom of its investment in ATL. There is no assurance that these discussions will result in any agreement.

     ATL provides digital cellular services in the Brazilian states of Rio de Janeiro and Espirito Santo, covering a population of approximately 16.1 million inhabitants. ATL started commercial operations on January 15, 1999 and had approximately 545,000 subscribers as of June 30, 1999. ATL's only cellular competitor in these areas is Tele Sudeste Celular Participacoes S.A., a former subsidiary of Telebras currently controlled by a consortium led by Telefonica de Espana. We believe these areas to be particularly attractive because of the high unsatisfied demand for cellular services, large population base and relatively high level of income per capita when compared to other Brazilian regions. ATL's strategy is based on rapidly deploying a high-quality, 100% digital cellular network, offering a broad range of enhanced services and providing excellent customer service.

     Algar Telecom. Williams currently owns a 20% equity interest in Algar Telecom. Algar S.A. Empreendimentos e Participacoes, a Brazilian conglomerate, owns 74% of Algar Telecom. The remaining 6% of Algar Telecom is owned by the International Finance Corporation.

     We have the right during the period from January 1, 2000 through January 1, 2001 to purchase all of Williams' equity and debt investments in Algar Telecom and any interests in ATL that Williams acquires at the net book value of Williams' investment in Algar Telecom and ATL at the time of the purchase. At June 30, 1999, this net book value was approximately $150 million. The purchase price is payable in shares of Class B common stock valued at the average closing sale price per share of our common stock over the twenty trading-day period prior to the purchase.

     Williams purchased the 20% economic interest in Algar Telecom, representing a 5% voting interest, in January 1997 for approximately $65 million. In April 1998, Williams invested an additional $100 million in Algar Telecom in the form of a redeemable convertible bond. The bond bears interest at an annual rate of 10% compounded quarterly in U.S. dollars and is convertible at any point over the next three years. After the conversion of the bond, Williams would own an approximately 36% economic interest, representing a 21% voting interest in Algar Telecom. Beginning in January 2002 and until an initial public offering of Algar Telecom, Williams has a right to sell its entire interest in Algar Telecom for at least the amount of Williams' investment plus interest. Williams has the ability to maintain its ownership level in Algar Telecom in the event of capital increases.


     Algar Telecom's main communications subsidiaries and investments include:
     - 35.0% of ATL
     - 70.9% of Companhia de Telecomunicacoes do Brasil Central
     - 33.7% of Tess S.A.

     Other majority-owned subsidiaries of Algar Telecom include companies involved in cable television services, design, maintenance and construction of communications networks and provision of long distance services.

     Companhia de Telecomunicacoes do Brasil Central provides local telephone and cellular services in parts of the states of Minas Gerais, Sao Paulo, Goias and Mato Grosso do Sul, covering 90,000 square kilometers with a population of approximately 2.5 million people. This area of Brazil has recently experienced higher rates of economic development than other regions of Brazil. As of December 31, 1998, Companhia de Telecomunicacoes do Brasil Central had sold approximately 403,000 fixed telephone lines, had approximately 375,000 lines in service and had approximately 127,000 cellular subscribers.

     Tess provides digital cellular services in Sao Paulo state outside the city of Sao Paulo, covering a population of approximately 16.3 million inhabitants, under a concession purchased from Brazil's federal government in 1998. We believe this to be an attractive area because of the low penetration of fixed telephone lines and the steady demand for telephone service. Tess's other stockholders are Telia AB, the largest telecommunications operator in Sweden, and Eriline Celular, a subsidiary of the Brazilian Eriline group. Tess began to provide cellular service in December 1998.

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

            OWNERSHIP STRUCTURE OF STRATEGIC INVESTMENTS IN BRAZIL*

                           [FLOW CHART OF OWNERSHIP]
---------------

* Indicated percentages are for economic interests, which in general are greater than voting interests.

     PowerTel. In August 1998, Williams and a joint venture owned by three large Australian electric utilities purchased equity interests in PowerTel Limited (previously known as Spectrum Network Systems Limited), a public company in Australia. Williams has contributed its interests in PowerTel to us.

     PowerTel plans to build, own and operate communications networks serving the three cities of Brisbane, Melbourne and Sydney and plans to provide local services in the central business districts of these cities. The three Australian utilities have entered into a 20-year agreement with PowerTel which allows PowerTel to use the utilities' ducts and to lay fiber optic cable alongside their rights-of-way between the cities. PowerTel's strategy is to provide high-quality, low-cost local voice, data and Internet services to the commercial and carrier markets commencing in the second half of 1999.


     As of June 30, 1999, we owned 159,574,468 shares, or 35%, of the common stock of PowerTel and 31,914,894 shares, or 100%, of convertible cumulative preferred stock of PowerTel. Our total investment represents a 36% economic interest in PowerTel, which Williams purchased for 90 million Australian dollars. The convertible cumulative preferred stock is convertible into an equivalent number of shares of common stock at our option at any time until August 2003. We currently hold a majority of PowerTel's board seats, are entitled to elect the majority of the directors of PowerTel, to appoint the executive officers of PowerTel and to operate the company. We are required to invest an additional 60 million Australian dollars in cash by February 2000 in PowerTel for 127,659,574 shares of convertible cumulative preferred stock. Our ownership in PowerTel will increase to 45% after we have made all of our 60 million Australian dollar cash contribution. We also have options to purchase 44,680,851 shares of common stock, which would increase our interest by 2%, at an exercise price of 0.47 Australian dollars per share.


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

These options are exercisable at any time until August 2003. We also have a 2% ownership interest in PowerTel through an earlier investment made by Williams.

     MetroCom. On March 30, 1999, Williams acquired a 19.9% equity interest in MetroCom S.A., which it has contributed to us. MetroCom is a Chilean company formed to build, own and operate a communications network providing local, Internet, data and voice services to businesses and residences in the Santiago metropolitan area. The remaining 80.1% of MetroCom is owned by MetroGas S.A., a company which is constructing a natural gas distribution system throughout the Santiago metropolitan area. MetroGas' stockholders are several large international and Chilean electric utilities and energy companies. MetroGas has granted MetroCom the right to utilize its rights-of-way throughout Santiago. MetroCom's strategy is to provide high-quality, low-cost local, Internet, data and voice services and to focus on the commercial and high-end residential markets. MetroCom plans to complete its fiber optic network and plans to commence services in late 1999.

     We also have warrants to purchase shares of MetroCom's common stock which would increase our interest to 50%. Williams purchased the common stock and the warrants for $24.5 million. Williams employees occupy the chief executive officer and certain other key management positions.

STRATEGIC ALLIANCES

     We enter into strategic alliances with communications companies in order to secure long-term, high-capacity commitments for traffic on the Williams network and to enhance our service offerings. The most significant of these alliances are described briefly below.

SBC

     SBC is a communications provider in the U.S. with 1998 revenues of approximately $28.8 billion. SBC currently provides local services in the south central region of the U.S. and in California, Nevada and Connecticut. SBC has a pending agreement to acquire Ameritech, a communications provider in the Midwest with 1998 revenues of approximately $17.2 billion.

     On February 8, 1999, we entered into agreements with SBC under which:

     - SBC must first seek to obtain domestic voice and data long distance services from us for 20 years
     - we must first seek to obtain select international wholesale services and various other services, including toll-free, operator, calling card and directory assistance services, from SBC for 20 years
     - we and SBC will sell each other's products to our respective customers and provide installation and maintenance of communications equipment and other services

     For the services each must seek to obtain from the other, the prices generally will be equal to the cost of the product or service plus a specified rate of return. However, these prices cannot be higher than prices charged to other customers and in some circumstances cannot be higher than specific rates. If either party can secure lower prices for comparable services which the other party will not match, then that party is free to utilize the lowest cost provider.

     Both we and SBC can provide services or products to other persons. Each party may also sell or utilize the products or services purchased from the other to provide products or services to other persons. However, if SBC establishes a wholesale distribution channel to resell the network capacity purchased from us to another provider of carrier services, we have the right to increase the price we charge SBC for the services SBC resells in this manner. While the terms of our agreements with SBC are intended to comply with restrictions on SBC's provision of long

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

distance services, various aspects of these arrangements have not been tested under the Telecommunications Act.

     We and SBC have agreed on a mechanism for the development of projects which would allow the interconnection of the SBC network with the Williams network based on the unanimous decision of committees composed of an equal number of representatives from our company and SBC. If a committee does not approve a project, both we and SBC have the right, subject to certain exceptions, to require the other party to develop a project in exchange for payment of the direct costs and cost of capital required to complete the project or pursue it on its own. In addition, upon SBC receiving authorization from the FCC to provide long distance services in any state in its traditional telephone exchange service region, SBC has the option to purchase from us at net book value all voice or data switching assets which are physically located in that state and of which SBC has been the primary user. The option must be exercised within one year of the receipt of authorization. Williams then has one year after SBC's exercise of the option to migrate traffic, install replacement assets and complete other transition activities. This purchase option would not permit SBC to acquire any rights of way we use for the Williams network or other transport facilities which we maintain.

     Upon termination of the alliance agreements with SBC, SBC has the right in certain circumstances to purchase voice or data switching assets (including transport facilities) of which SBC's usage represents 75% or more of the total usage of these assets.

     SBC may terminate the provider agreements if any of the following occurs:

     - SBC does not acquire Ameritech or if regulators impose conditions on the acquisition that SBC refuses to accept
     - we begin to offer retail long distance voice transport or local exchange services on the Williams network except in limited circumstances
     - we materially breach our agreements with SBC causing a material adverse effect on the commercial value of the relationship to SBC
     - we have a change of control
     - SBC acquires an entity which owns a nationwide fiber optic network in the U.S. and determines not to sell us long distance transport assets

     We may terminate the provider agreements if any of the following occurs:

     - SBC has a change of control
     - there is a material breach by SBC of the agreements, causing a material adverse effect on the commercial value of the relationship to us

     Either party may terminate a particular provider agreement if the action or failure to act of any regulatory authority materially frustrates or hinders the purpose of that agreement. There is no monetary remedy for such a termination.

     In the event of termination due to our actions, we could be required to pay SBC's transition costs of up to $200 million. Similarly, in the event of termination due to SBC's actions, SBC could be required to pay our transition costs of up to $200 million, even though our costs may be higher.

     On March 23, 1999, the U.S. Department of Justice completed its antitrust review of the proposed merger of SBC and Ameritech. The Department of Justice approved the merger subject to a consent decree agreed to by the parties that the companies would sell one of their overlapping wireless systems in St. Louis, Chicago and some other portions of Illinois. On April 5, 1999, Ameritech announced its agreement with GTE to sell GTE these overlapping wireless systems and thus satisfy the consent decree's condition to completing the merger of SBC

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


and Ameritech. On April 8, 1999, the Public Utilities Commission of Ohio approved the merger, subject to certain conditions agreed to by SBC and Ameritech. The Indiana Utility Regulatory Commission has asserted its jurisdiction to approve the proposed merger. On June 4, 1999, SBC and Ameritech appealed that decision to the Indiana Court of Appeals. The Indiana Supreme Court on July 30, 1999 ruled that the Indiana Utility Regulatory Commission lacks authority under state law to assert jurisdiction over the merger. On September 1, 1999, the Nevada Public Service Commission approved the merger, subject to certain conditions agreed to by SBC. The merger must still be approved by the FCC and the Illinois Commerce Commission, which generally have statutory mandates to review competition issues as well as other aspects of the public interest related to the merger. These regulatory agencies may either approve, approve subject to certain conditions imposed on the companies, or deny approval of the merger. Following discussion with the staff of the FCC, SBC and Ameritech proposed certain conditions to the merger. On July 1, 1999, the FCC asked for public comment on the conditions and expects to vote on them in late summer 1999.



     SBC has also entered into a securities purchase agreement with us and Williams to purchase from us at the closing of the equity offering the number of shares of our common stock equal to $500 million divided by the initial public offering price less the underwriting discount. SBC has agreed to assign its right to invest $75 million of this $500 million initial investment to Telefonos de Mexico, but SBC will remain obligated to invest the full $500 million in the event that Telefonos de Mexico fails for any reason to make this $75 million investment. In lieu of preemptive rights that SBC might otherwise have, we and SBC have also agreed that SBC can elect to acquire from us additional shares of our common stock at the same price paid for its other shares. Based on the midpoint of the range of the initial public offering price of our common stock, we estimate that SBC's additional investment will be approximately $9.5 million if SBC's initial investment is $425 million ($13.9 million if the underwriters of the equity offering exercise their over-allotment option in full) and approximately $11.3 million if SBC's initial investment is $500 million ($16.5 million if the underwriters of the equity offering exercise their over-allotment option in full). The obligation to make the SBC investment is subject to certain conditions at closing, including that the agreement under which we provide network transport services to SBC is in full effect.


     In connection with its purchase of common stock SBC has agreed to certain restrictions and will receive certain privileges, including the following:

     - SBC has agreed not to acquire more than 10% of our common stock until at least 2009

     - SBC has agreed not to transfer to anyone except affiliates any of its shares of common stock for a period of three and a half years, but this transfer restriction provision will be terminated if we have a change of control

     - SBC has the right to nominate a member of our board of directors so long as SBC retains more than a 5% equity interest in our common stock and has obtained and continues to have relief in any state from Section 271 of the Telecommunications Act

     - SBC has a right to increase its interest to 10% of our outstanding common equity if it does not achieve that limit immediately following the consummation of the purchase of common stock described above

     - SBC has a pre-emptive right to maintain its equity interest in our common stock, which would be forfeited if it were not exercised more than once. Following a second failure to exercise, SBC has a pre-emptive right to maintain its newly diluted position so long as it maintains at least a 3% interest in our common stock

     - SBC also has registration rights in connection with its holdings

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

     We have a call option to purchase all the shares of the common stock acquired by SBC under the securities purchase agreement in the event of the termination of certain agreements with SBC. Williams, so long as it has a 50% interest in our common stock, has a right of first purchase with respect to any shares of our common stock that SBC should decide to offer. We also have a right of first purchase with respect to any shares of common stock not purchased by Williams.


INTEL


     Intel Corporation is a manufacturer of chips and other computer, networking and communications products. Intel recently announced the formation of its new business, Intel Internet Data Services, to provide Internet Web-hosting services by building and managing data centers around the world which will support the Web sites of third parties.

     On May 24, 1999, we and Intel, on behalf of Intel Internet Data Services, entered into a long-term master alliance agreement. The alliance agreement provides that we and Intel Internet Data Services will purchase services from one another pursuant to a service agreement and create a co-marketing arrangement, each of which will have shorter terms than that of the master alliance agreement. The services we will provide include domestic transport services and may also include Internet connectivity. Intel will provide Web hosting services pursuant to the co-marketing arrangement. Subject to our meeting pricing, quality of service and other specifications, Intel Internet Data Services will purchase a significant portion of its yearly domestic transport requirements from us.

     Intel also entered into a securities purchase agreement with us and Williams to purchase the number of shares of our common stock equal to $200 million divided by the initial public offering price less the underwriting discount. The parties' obligations under the securities purchase agreement are subject to closing conditions, including that the alliance agreement is in full effect, that at least $500 million is raised in the equity offering and that necessary governmental approvals have been obtained.

     In connection with its purchase of common stock, Intel has agreed not to transfer any of its shares of common stock to anyone except affiliates for a period of eighteen months, but this transfer restriction provision will be terminated if we have a change of control. In addition, the transfer restriction does not prohibit Intel from participating in future registered offerings initiated by us or from engaging in hedging transactions commencing six months from the date of the equity offering. Intel also has registration rights in connection with its holdings.

     On August 9, 1999, Intel invested $5 million in CSI Incorporated, a company in our strategic investments unit which markets Choice Seat(TM), an interactive sports entertainment network delivered to specially equipped seats in sports venues. Intel acquired an approximate 15% interest in CSI; we retained the remaining approximate 85% interest.

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

TELEFONOS DE MEXICO

     Telefonos de Mexico, S.A. de C.V., the largest communications provider in Mexico, currently provides long distance and local services primarily in Mexico.

     On May 25, 1999, we entered into agreements with Telefonos de Mexico under which, subject to any necessary U.S. and Mexican regulatory requirements:

     - Telefonos de Mexico must first seek to obtain select international wholesale services and various other services from us for 20 years
     - we must first seek to obtain select international wholesale services and various other services from Telefonos de Mexico for 20 years
     - we and Telefonos de Mexico will sell each other's products to our respective customers and will negotiate the terms under which both parties will provide installation and maintenance of communications equipment and other services for the other

     For the services each must seek to obtain from the other, the prices generally will be established to reflect the strategic relationship and commitments made to each other, subject to any applicable law or regulations establishing the prices. If either party can secure lower prices for comparable services which the other party will not match, then that party is free to utilize the lowest cost provider. Both we and Telefonos de Mexico can provide services or products to other persons. Each party may also sell or utilize the products or services purchased from the other to provide products or services to other persons.

     Certain of the provisions relating to the preferred provider relationship and competitive pricing requirements will not be implemented until changes to the international settlement system currently in place pursuant to U.S. and Mexican regulations occur. Due to Telefonos de Mexico's dominant position in Mexico, the international settlement system requires that Telefonos de Mexico split its traffic terminating in the U.S. on a basis proportionate to that of U.S. carriers terminating traffic in Mexico. We anticipate that changes will be enacted by the end of 2000. See the section of this prospectus entitled "Regulation -- Settlement costs for international traffic."

     We and Telefonos de Mexico have agreed on a mechanism for the development of mutually beneficial projects intended to interconnect the Williams network with the Telefonos de Mexico network to provide seamless voice and data on both a nationwide and international basis. Project decisions will be based on the unanimous decision of committees composed of an equal number of representatives from our company and Telefonos de Mexico.

     Either party may terminate the alliance agreement if any of the following occurs:

     - the parties cannot execute implementing agreements within a specified amount of time
     - specified agreements to which Telefonos de Mexico is a party are not terminated prior to the equity offering
     - the action, or failure to act, of any regulatory authority or the passage of a law or regulation materially frustrates or hinders the purpose of any of our agreements
     - either party experiences a change of control

     One party may terminate the agreements if the other party materially breaches them or is no longer able to deliver the products and services for a period of 30 days.


     Telefonos de Mexico has also entered into a securities purchase agreement with us and Williams to purchase from us the number of shares of our common stock equal to $100 million divided by the initial public offering price less the underwriting discount. This amount includes a $75 million investment right assigned to Telefonos de Mexico by SBC.

     The obligation to make the Telefonos de Mexico investment is subject to conditions at closing, including that the alliance agreement with Telefonos de Mexico be in full effect.

     In connection with its purchase of our common stock Telefonos de Mexico has agreed to certain restrictions and will receive certain privileges, including the following:

     - Telefonos de Mexico has agreed not to acquire more than 10% of our common stock for a period of 10 years
     - Telefonos de Mexico has agreed not to transfer to anyone, except affiliates, any of its shares of common stock for a period of 3 1/2 years, but this transfer restriction provision will be terminated if we have a change of control
     - Telefonos de Mexico has agreed that we have the right, for a period of 3 1/2 years, to repurchase our stock at market value less the underwriter's discount if the alliance agreement is terminated for any reason other than a breach by us

     Telefonos de Mexico also has registration rights in connection with its holdings.

     We have a call option to purchase all the shares of the common stock acquired by Telefonos de Mexico under the securities purchase agreement in the event of the termination of certain agreements with Telefonos de Mexico. Williams, for so long as it has a 50% interest in our common stock, has a right of first purchase with respect to any shares of common stock not purchased by our company.

METROMEDIA FIBER NETWORK

     Metromedia Fiber Network is currently constructing local fiber optic networks in 11 U.S. cities including New York, Boston, Philadelphia, Chicago, Washington, D.C., Dallas, Houston, Atlanta, Seattle, Los Angeles and San Francisco. Metromedia has indicated that it may announce additional cities for its network during the next year. On May 21, 1999, we entered into two memoranda of understanding with Metromedia under which we each agree to enter into 20-year agreements with the other, providing for the following:

        - Metromedia will lease to us dark fiber of up to 3,200 route miles on its local networks, six to 96 fibers per segment, and will provide us with maintenance services and dark fiber connectivity to approximately 250 points of presence and data centers in exchange for approximately $317 million payable by us over the duration of the agreement
        - we will lease to Metromedia six dark fibers over substantially all of the Williams network and provide colocation and maintenance services in exchange for approximately $317 million payable by Metromedia over the duration of the agreement

     Lease and maintenance payments will be based on the number of fiber miles leased. We will lease fiber from Metromedia in all 11 of its current metropolitan areas. In addition, we will have the right to select future Metromedia market areas where we will lease fiber, when and if such cities are announced. We will begin leasing fiber on constructed segments of the Metromedia network upon acceptance by us in accordance with acceptance procedures as provided in the agreement. Leases of fiber on additional segments will begin following construction and acceptance. We anticipate that we will begin to lease fiber from Metromedia during 1999.

     Metromedia will begin leasing fiber on constructed segments of the Williams network upon acceptance by it pursuant to the acceptance procedures. Leases of fiber on additional segments will begin following construction and acceptance. We anticipate that Metromedia will begin to lease fiber from us during 1999.

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

WINSTAR

     WinStar Communications, Inc. uses wireless technology to provide high-capacity local exchange and Internet access services to companies located generally in buildings not served by fiber optic cable. On December 17, 1998, we entered into two agreements with WinStar under which:

     - we have a 25-year right to use approximately 2% of WinStar's wireless local capacity, which is planned to cover the top 50 U.S. markets, in exchange for payments equal to $400 million over the next four years
     - WinStar has a 25-year right to use four strands of our fiber optic cable over 15,000 route miles on the Williams network, a transmission capacity agreement with an obligation to lease specified circuits from us for at least 20-year terms and an agreement for colocation and maintenance services in exchange for monthly payments equal to an aggregate of approximately $644 million over the next seven years

     WinStar has licenses from the FCC to operate in various frequencies in the top 50 metropolitan markets in the U.S. WinStar has constructed approximately 60 hubs, or antenna sites, which are currently available to us. WinStar intends to construct 270 hubs by the end of 2001 and we will have the ability to use all of these hubs for a period of 25 years. We will pay WinStar the $400 million over the next four years as WinStar completes construction of the hubs. As of June 30, 1999, we had paid WinStar approximately $120 million.

     We anticipate that the network fiber to be used by WinStar will be completed in 2000. We will also be WinStar's preferred provider of domestic communications requirements for 25 years. WinStar will pay us the $644 million in equal monthly installments over the next seven years. As of June 30, 1999, we had received approximately $44.1 million.

U S WEST

     U S WEST, Inc. is a communications provider with operations currently in the western region of the U.S. We entered into an agreement with U S WEST, effective January 1998, which provides that our two companies will work together to provide data networking services to a variety of customers. We also provide various of our services to U S WEST.

INTERMEDIA


     Intermedia Communications Inc. provides a wide range of local, long distance and Internet services. In April 1998, Intermedia executed an agreement providing for a 20-year right to use our nationwide transmission capacity for approximately $450 million payable over 20 years. This amount represents the present value of the minimum amount Intermedia will pay over the life of the agreement. Through June 30, 1999, we received approximately $87 million from Intermedia.


PROPERTIES


     The Williams network and its component assets are the principal properties which we currently operate. We lease portions of the network and related equipment pursuant to our asset defeasance program, which supplies funds to construct the Williams network and purchase equipment. The lease term is for five years with possible renewal for two additional one-year terms. We have the rights to purchase or exchange the leased property during the lease term as well as to purchase the property at the end of the lease term. The price at which we may purchase the property approximates its original cost. In the event we do not purchase the property at the end of the lease term, we are obligated to pay 89.9% of the original purchase cost of the property. For more information regarding the operating lease agreement, see the section of this prospectus entitled "Description of Other Indebtedness and Other Financing Arrangements -- Asset defeasance program."

     Our installed fiber optic cable is laid under various rights of way. We have agreements in place for approximately 90% of the rights of way needed to complete the Williams network. Almost all of our rights of way extend through at least 2018. A significant portion of our rights of way are along Williams pipeline easements.

     We own or lease sites in approximately 100 U.S. cities on which we locate or plan to locate transmission, routing and switching equipment. These sites range in size from 2,000 square feet to 50,000 square feet and total approximately 1,700,000 square feet. We also lease office space in various locations including from Williams. We lease from Williams approximately 1,200,000 square feet of office space in Tulsa, Oklahoma and have entered into a lease with Williams for an additional 350,000 square feet of office space to be constructed. Our solutions unit occupies approximately 192,000 square feet of office space in Houston, Texas which it subleases from Williams.

EMPLOYEES


     As of June 30, 1999, excluding our unconsolidated strategic investments, we had a total of approximately 9,400 employees, 1,050 of whom were served by collective bargaining agreements. The following shows the number of our employees broken down by segment:



Network                        1,200
Solutions                      6,200
Strategic Investments          1,000
Corporate                      1,000
                               -----
Total                          9,400
                               =====


LEGAL PROCEEDINGS

     We are subject to various types of litigation in connection with our business and operations. However, with the possible exception of the Shrier lawsuit described below, we do not believe that any of our pending litigation is material to our business or operations.

     Shrier v. Williams was filed on August 4, 1999, in the U.S. District Court for the Northern District of Oklahoma. The plaintiff seeks to bring a nationwide class action on behalf of all landowners on whose property we have installed fiber optic cable without the permission of the landowner. The plaintiff is seeking a declaratory ruling that we are trespassing, damages resulting from the alleged trespass, damages based on our profits from use of the property and damages from alleged fraud. Relief requested by the plaintiff includes injunction against further trespass, actual and punitive damages and attorneys' fees.

     The plaintiff is an owner of property on which a pipeline right of way used for the single-fiber network is located. We believe that we have all requisite permission for our right of way over the plaintiff's land. We also do not believe that the plaintiff has sufficient basis for certification of a class action.

     Other communications carriers have been successfully challenged with respect to their rights over railroad rights of way, which are also challenged by the plaintiff. Approximately 15% of the Williams network is installed on railroad rights of way. In many areas, the railroad granting us the license holds full ownership of the land, in which case its license should be sufficient to give us valid rights to cross the property. In some states where the railroad is not the property owner but has an easement over the property the law is unsettled as to whether a landowner's approval is required. We did not generally obtain landowner approval where our right of way was located on railroad easements. In most states, we have eminent domain rights which we believe would limit our liability for any trespass damages. It is likely that we will be subject to other purported class action suits challenging our railroad or pipeline rights of way but we cannot quantify the impact of such claims at this time. Thus, we cannot be certain that the plaintiff's purported class action or other purported class actions, if successful, will not have a material adverse effect on us.

REPORTS TO HOLDERS OF NOTES


     We intend to furnish to holders of our notes annual reports containing audited financial statements examined by our independent auditors and quarterly reports containing unaudited financial statements for each of the first three quarters of each fiscal year.


                                   REGULATION

GENERAL REGULATORY ENVIRONMENT

     We are subject to federal, state and local regulations that affect our product offerings, competition, demand, costs and other aspects of our operations. Federal laws and regulations generally apply to interstate telecommunications, including international telecommunications that originate or terminate in the United States, while state laws and regulations apply to telecommunications terminating within the state of origination. The regulation of the telecommunications industry is changing rapidly, and varies from state to state. Our operations are also subject to a variety of environmental, safety, health and other governmental regulations. We cannot guarantee that future regulatory, judicial or legislative activities will not have a material adverse effect on us, or that domestic or international regulators or third parties will not raise material issues with regard to our compliance or noncompliance with applicable regulations.

     The Telecommunications Act seeks to promote competition in local and long distance telecommunications services, including by allowing entities affiliated with power utilities entry into providing telecommunications services and by allowing GTE and, subject to certain limitations and conditions, the regional Bell operating companies' entry into providing long distance services. We believe that the regional Bell operating companies' and other companies' entry into providing long distance services will provide opportunities for us to sell fiber or lease high-volume long distance capacity.

     The Telecommunications Act allows a regional Bell operating company to provide long distance services originating outside its traditional exchange service area or from mobile services, and to own 10% or less of the equity of a long distance carrier operating in its traditional service area. In addition,
Section 271 of the Telecommunications Act allows a regional Bell operating company to provide long distance services originating in a state in its traditional exchange service area if it satisfies several procedural and substantive requirements. These include obtaining FCC approval upon a showing that the regional Bell operating company has entered into, or under some circumstances has offered to enter into, interconnection agreements which satisfy a 14-point "checklist" of competitive requirements. On February 22, 1999, the United States Supreme Court issued an order confirming the FCC's authority to adopt requirements for compliance with the checklist. This order reversed an earlier decision by the U.S. Court of Appeals for the Eighth Circuit that required the FCC to defer to state determinations as to certain elements of the checklist. To date, the FCC has not granted any petitions by regional Bell operating companies for entry and has denied several of these petitions. We expect that

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additional petitions for entry will be filed, and that the regional Bell operating companies will obtain approval to provide long distance services in some states within the next two years.


     Common carrier services to end-users and enhanced services providers are subject to assessment for the FCC's Universal Service Fund, which assists in ensuring the universal availability of basic telecommunications services at affordable prices and other goals. The FCC announced assessments for the third quarter of 1999 of approximately 3.9% of gross interstate and 1.0% of gross intrastate end-user revenues. On July 30, 1999, the U.S. Court of Appeals for the Fifth Circuit upheld in part the FCC's order, but determined that assessments must be limited to interstate revenues, which could have an adverse impact on interstate carriers, including us. Certain of our services may be subject to those assessments, which would increase our costs, and we may also be liable for assessments by state commissions for state universal service programs.


FEDERAL REGULATION

     Under the FCC's rules, we are a non-dominant carrier. Generally, the FCC has chosen not to closely regulate the charges or practices of non-dominant carriers. Although the FCC has the power to impose more stringent regulatory requirements on us, we believe that the FCC is unlikely to do so. We are subject to the regulatory requirements applicable to all common carriers, such as providing services without unreasonable discrimination and charging reasonable rates.

     Federal regulation affects the cost and thus the demand for long distance services through regulation of interstate access charges, which are the local Bell operating companies' charges for use of their exchange facilities in originating or terminating interstate transmissions. The FCC ordered a multi-year transition in the structure of interstate access charges, leading to lower per-minute charges. The FCC may adopt further changes in the structure of interstate access charges in the future. The FCC also regulates the levels of interstate access charges through price caps for larger local Bell operating companies and other rate regulation for smaller local Bell operating companies. On August 5, 1999, the FCC adopted an order and further notice of proposed rulemaking to allow local Bell operating companies further flexibility in setting interstate access charges in the future, especially for high-speed data lines. On May 21, 1999, the U.S. Court of Appeals for the District of Columbia Circuit reversed and remanded for reconsideration by the FCC the 6.5% inflation offset in the current price cap rules.

     The FCC has adopted rules for pricing the local Bell operating companies' unbundled network elements and services to competitive local exchange carriers, which use these network elements and services to interconnect with long distance carriers. These regulations affect the growth opportunities for some of our customers and thus demand for our services. In January 1999, the United States Supreme Court upheld the FCC's authority to adopt pricing rules for unbundled network elements and resale by competitive local exchange carriers. However, the Supreme Court instructed the FCC to reconsider an earlier determination regarding the extent to which local Bell operating companies are required to unbundle elements of their networks and provide those unbundled networks to competitive local exchange carriers. In addition, certain local Bell operating companies have indicated in papers filed with the U.S. Court of Appeals for the Eighth Circuit that they will seek additional judicial review of the FCC's pricing rules on substantive grounds.

     The FCC has to date treated Internet service providers as enhanced service providers rather than common carriers. As such, Internet service providers have been exempt from various federal and state regulations, including the obligation to pay access charges and contribute to universal service funds. On February 25, 1999, the FCC adopted an order in which it

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determined that calls to Internet service providers are interstate in nature and proposed rules to govern compensation to carriers for transmitting these calls. Although the FCC does not intend to require Internet service providers to pay access charges or to contribute to universal service funds, the FCC's order could affect the costs incurred by Internet service providers and the demand for the offerings of some of our customers. Several appeals of the order have been filed in the U.S. Court of Appeals for the District of Columbia Circuit.

     The FCC has adopted rules for a multi-year transition to lower international settlements payments by U.S. common carriers. We believe that these rules are likely to lead to lower rates for certain international services and increased demand for these services provided by certain of our customers. The result is likely to be increased demand for capacity on the U.S. facilities, including the Williams network, which provide these services.

     Rules adopted by the FCC in 1996 and 1997, which are subject to pending appeals and a stay, could impose significant limits on the ability of carriers to maintain tariffs for interstate long distance services and to rely on tariffs to state the prices, terms and conditions under which they offer interstate services. Additional rules, adopted by the FCC on March 18, 1999, will require long distance carriers to make specified public disclosures of their rates, terms and conditions for domestic interstate services, with the effective date for these rules delayed until a court decision on the appeal of the FCC's 1996 detariffing order. These regulations could affect how some of our customers provide services and the demand for their offerings.

STATE REGULATION


     The Telecommunications Act generally prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing any interstate or intrastate telecommunications service. However, states retain jurisdiction to adopt regulations necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of communications services and safeguard the rights of consumers.



     Generally, we must obtain and maintain certificates of authority from regulatory bodies in states in which we offer intrastate services. In most states, we must also file and obtain prior regulatory approval of tariffs for our regulated intrastate services. Certificates of authority can generally be conditioned, modified or revoked by state regulatory authorities for failure to comply with state law or regulations. Fines and other penalties also may be imposed for such violations. We are currently authorized to provide intrastate services, at least to some extent, in 50 states. In a number of states, we have pending applications for additional authority or are awaiting tariff approval. We believe that most states do not regulate our provision of dark fiber. If a state did regulate our provision of dark fiber, we could be required to provide dark fiber in that state pursuant to tariffs, and at regulated rates.


     State regulatory commissions generally regulate the rates local Bell operating companies charge for intrastate services, including intrastate access services paid by providers of intrastate long distance services. Intrastate access rates affect the costs of carriers providing intrastate long distance services and demand for the services we and other carriers provide. Under the Telecommunications Act, state commissions have jurisdiction to arbitrate and review negotiations between local Bell operating companies and competitive local exchange carriers regarding the prices local Bell operating companies charge for interconnection of network elements with, and resale of, services by competitive local exchange carriers; however, the U.S. Supreme Court has upheld the FCC's authority to adopt rules which the states must apply when setting these prices. A state may also impose telecommunications taxes, and fees related to the support for universal service, on providers of services within that state.

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LOCAL REGULATION

     We are occasionally required to obtain street use and construction permits and licenses and/or franchises to install and expand our fiber optic network using municipal rights of way. Termination or failure to renew our existing franchise or license agreements could have a material adverse effect on us. In some municipalities where we have installed or anticipate constructing networks, we are required to pay license or franchise fees based on a percentage of gross revenue or on a per linear foot basis. We cannot guarantee that fees will remain at their current levels following the expiration of existing franchises. In addition, we could be at a competitive disadvantage if our competitors do not pay the same level of fees as we do. However, the Telecommunications Act requires municipalities to manage public rights of way in a competitively neutral and non-discriminatory manner.

OTHER

     Our operations are subject to a variety of federal, state, local and foreign environmental, safety and health laws and governmental regulations. These laws and regulations govern matters such as the generation, storage, handling, use and transportation of hazardous materials, the emission and discharge of hazardous materials into the atmosphere, the emission of electromagnetic radiation, the protection of wetlands, historic sites and endangered species and the health and safety of our employees.

     Although we monitor compliance with environmental, safety and health laws and regulations, we cannot assure you that we have been or will be in complete compliance with these laws and regulations. We may be subject to fines or other sanctions imposed by governmental authorities if we fail to obtain certain permits or violate the laws and regulations. We do not expect any capital or other expenditures for compliance with laws, regulations or permits relating to the environment, safety and health to be material in 1999 or 2000.

     In addition, we may be subject to environmental laws requiring the investigation and cleanup of contamination at sites we own or operate or at third party waste disposal sites. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the contamination. Although we own or operate numerous sites in connection with our operations, we are not aware of any liability relating to contamination at these sites or third party waste disposal sites that could have a material adverse effect on our company.

FOREIGN REGULATION

BRAZIL

     Communications service in Brazil has until recently been primarily provided by operating subsidiaries of Telebras, a state-owned holding company. In 1997, the General Telecommunications Act provided for the restructuring and privatization of the communications industry in Brazil. In 1998, Telebras was split into 12 different holding companies -- one long distance carrier, three local landline companies, and eight cellular companies. A governmental regulatory agency, Agencia Nacional de Telecomunicacoes, known as Anatel, was created to regulate the newly privatized industry and to facilitate competition.

     One aspect of the restructuring and privatization process is the issuance of licenses, through a bid process, to competing privately-owned carriers. Licenses for "B-Band" cellular companies, including ATL and Tess, were issued in 1997 and 1998. Each cellular concession is a specific grant of authority to supply cellular services within a defined region. In the case of ATL, this region consists of the states of Rio de Janeiro and Espirito Santo. In the case of Tess, this region consists of the state of Sao Paulo outside the city of Sao Paulo.

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     A cellular concession has been granted to each of ATL and Tess for an initial term of 15 years which may be renewed for equal periods at the discretion of Anatel. Currently within each area only one cellular company may operate in Band A and one in Band B; there are no personal communications service carriers. The cellular concessions and other regulations impose a range of restrictions on the companies' operations, corporate governance and shareholders, with penalties for noncompliance, including loss of license and monetary fines.

     Long distance service is regulated pursuant to the General Telecommunications Act. In April 1998, the government issued a general granting plan for licenses, which split the country into four telecommunications areas. Areas I and II include most of the states of the country. Area III corresponds to the state of Sao Paulo. Area IV covers international calls and long distance calls throughout the whole country. The operators in Areas I and II are also able to provide long distance calls but only within the boundaries of the states inside each area.

     During 1999, the government of Brazil awarded through bid processes licenses for other companies that will compete against the former Telebras subsidiaries. Each company will be able to provide service in one of the four areas. In 2000, the government may sell additional licenses in each wireless market for personal communications service.

     Each concession agreement establishes the service obligations for the operator, based on the applicable legislation determined by Anatel. Anatel defines maximum rates, but an operator can charge users lower rates. The rates can be readjusted periodically but not less often than every 12 months. ATL and Tess are subject to the rate parameters set out in their concession agreements, based upon the bids they submitted to obtain the concessions. Cellular service in Brazil is offered on a "calling party pays" basis, where the cellular subscriber pays usage charges only for outgoing calls. Roaming agreements between cellular carriers apply to services for subscribers outside of their home regions.

     Anatel also regulates cable television in Brazil. Each license is granted for 15 years and renewable for equal periods. The service must be rendered without discrimination, at reasonable prices and conditions and on a non-exclusive basis. There is no specific regulation of rates for cable services. There is a basic group of channels that must be provided to customers. Competition for cable comes from microwave multichannel systems and satellite television. Recently, bidding procedures took place for new licenses for both cable and the microwave multichannel systems.

AUSTRALIA

     On July 1, 1997, the Australian government opened all sectors of the Australian communications industry to competition. Central elements of the new regulatory regime include an unrestricted number of carrier licenses, increased reliance on certain elements of the Australian Trade Practices Act and industry self-regulation and retention of some carrier land access rights and statutory immunities in relation to the construction of network facilities.

     The Australian Competition and Consumer Commission is charged with most competition-related regulatory functions and price control arrangements. The Australian Communications Authority is responsible for regulating the non-competition aspects of the telecommunications industry, including carrier licensing, technical regulation, preselection, and enforcing industry standards, universal service, spectrum management and numbering. There also are self-regulatory authorities that recommend telecommunications services for regulation to the Australian Competition and Consumer Commission and that develop industry consumer, technical and operational codes.

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     A carrier license is required for the ownership of most transmission infrastructure used to provide telecommunications services to the public. PowerTel holds a carrier license and is subject to regulation by the Australian Competition and Consumer Commission and the Australian Communications Authority. PowerTel does not have any service coverage obligations. PowerTel does not require any further regulatory approval for new services, except when new services require new spectrum or equipment licenses for operating radio communication facilities such as mobile services or microwave links. Each licensed carrier pays an annual fee to cover the costs of industry regulation based on a portion of the carrier's revenues.

     Under the regulations, access to particular regulated carriage services and other services which facilitate the supply of those regulated services must be provided between operators on non-discriminatory technical and operational terms and, in some circumstances, at cost-based prices. The Australian Competition and Consumer Commission determines which services are regulated. Other services may be supplied on commercially negotiated terms subject to the Australian Trade Practices Act. Any transmission capacity of 2 or more megabits per second is regulated on all routes except between Sydney, Canberra and Melbourne.

     The Australian Competition and Consumer Commission is currently considering regulating local call resale and local network unbundling. Regulation of switched interconnection at the local exchange level would allow PowerTel and other competitors to reduce their access costs by interconnecting with the Telstra Corporation Limited network closer to the customer. The Australian Competition and Consumer Commission has issued a draft report in favor of regulating noncompetitive access services with pricing based on total service long-run incremental cost.

     Prior to July 1, 1997, carriers had extensive rights to install facilities on land without the consent of the owner and with immunity from state and territory environmental and planning laws. Under the new regulatory regime, carriers, including PowerTel, must now generally comply with state and territory environmental planning and property laws.

     Telstra, the current national universal service provider, is required to ensure that the standard telephone services, pay phones and any other regulated services are reasonably accessible to all Australians on an equitable basis. All carriers are required to contribute to the costs of providing universal service. The Australian Communications Authority has required all carriers and carriage service providers to guarantee timely service to customers. The Australian government has proposed amendments to the communications legislation to strengthen competitive and consumer safeguards. The proposals include enabling the Australian Competition and Consumer Commission to make binding legal directions to parties to facilitate access negotiations, to publicly disclose or require the disclosure of cost information and to specify the terms on which carriers must disclose network planning information to each other. There are also proposals to streamline the Australian Competition and Consumer Commission's ability to act when it believes that anti-competitive conduct is taking place. There can be no assurance that the proposed amendments will be enacted in their current form or at all.

     PowerTel currently has entered into a facilities access agreement with Telstra for access to Telstra's ducts, underground facilities and equipment buildings. PowerTel also obtains services from Telstra through wholesale/resale products, and is in the process of negotiating an agreement covering Telstra's wireline and mobile originating and terminating access services.

     Although the regulatory regime is structured to encourage new entrants, PowerTel as well as other industry participants and the Australian Competition and Consumer Commission have expressed the view that Telstra's interconnect and wholesale pricing is too high. The Australian Competition and Consumer Commission does not currently have power to set interconnect prices

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generally. The Australian Competition and Consumer Commission is only empowered to settle disputes between specific parties in relation to a limited number of services. Even where the Australian Competition and Consumer Commission is able to arbitrate, in practice to date it has been a lengthy process. The consequence of the current pricing structure is to encourage new entrants such as PowerTel to construct alternative infrastructures. The current pricing also adversely impacts the ability of new entrants without significant infrastructure to substantially discount prices below those of incumbent network owners.

     PowerTel has entered into an asset use agreement with three electric utilities which are indirect stockholders of PowerTel. Each agreement provides PowerTel with access to each utility's facilities (ducts, poles, fiber optic cable, towers, etc.) for the installation of telecommunications equipment. PowerTel also has entered into a reseller agreement with each of these utilities under which each utility is appointed a non-exclusive reseller of PowerTel's telecommunications services to certain customers. The agreement provides for the utility to be able to resell the full range of PowerTel's services, including new services which become available from time to time, subject to any prohibitions on resale in third-party agreements.

     There are two marketing database agreements between each of the utilities and PowerTel. The first provides PowerTel with access to each utility's database of electricity customers to market telecommunications services. The second provides each utility access to PowerTel's customer database to market electricity. These agreements are subject to any applicable privacy laws.

CHILE

     The process of privatization and opening up of monopoly telecommunications markets in Chile began in 1982 with the General Telecommunications Law, which allowed companies to provide service and develop telecommunications infrastructure without geographic restriction or exclusive rights to serve.

     Chile currently has a competitive, multi-carrier system for long distance and local services. There is no regulatory limit on the number of concessions that could be granted to companies that would compete against MetroCom. Currently, there are five local service providers in Santiago. The largest providers of local telecommunications services in Santiago are Compania de Telecomunicaciones de Chile, Telefonica Manquehue and CMET.

     MetroCom holds an intermediate service concession for the installation, operation, and exploitation of a high-capacity fiber optic cable network in Santiago and the towns surrounding it. Intermediate services are provided via networks to satisfy the transmission or exchange service requirements of other telecommunications providers. The concession is for a renewable 30-year term. MetroCom's concession provides for network construction to end on December 23, 1998 and service to begin on January 23, 1999. The company requested an extension of these terms, which was granted by the telecommunications authority but is pending before the Republic Comptrollership's Office for formal amendment of the concession.

     The telecommunications law states that prices should be determined by market forces in competitive markets; in markets with one dominant firm, maximum rates are determined by the regulatory authorities. The regulatory authority has declared that the conditions prevailing in the local (including Santiago) and long distance markets, as well as in the market for intermediate services, require rates to be determined by the regulatory authority. The maximum rate structure is determined every five years.

     Local service providers with concessions are obligated to provide service to any customer who requests service within their service area, or to any customer outside the service area of all

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concessionaires who is willing to pay for an extension to get service. Local providers must also give long distance service providers equal access to their network connections.

SETTLEMENT COSTS FOR INTERNATIONAL TRAFFIC

     International switched long distance traffic between two countries typically is exchanged under correspondent agreements between carriers each owning network transmission facilities in their respective countries. Correspondent agreements generally provide for, among other things, the termination of traffic in, and return traffic to, the carriers' respective countries at a negotiated accounting rate. Settlement costs, typically one-half of the accounting rate, are reciprocal fees owed by one international carrier to another for transporting traffic on its facilities and terminating that traffic in the other country. The FCC and regulators in foreign countries may regulate agreements between U.S. and foreign carriers.

     The FCC's international settlements policy governs the settlements between U.S. carriers and their foreign corespondents and prevents foreign carriers from discriminating among U.S. carriers in bilateral accounting rate negotiations. The policy requires

     - the equal division of accounting rates
     - non-discriminatory treatment of U.S. carriers
     - proportionate return of inbound traffic

     Agreements governed under the policy must be filed publicly with and approved by the FCC. Recently, the FCC limited application of the policy, which now applies only to U.S. carrier arrangements with certain foreign carriers with market power in their respective countries. For example, U.S. carrier arrangements with Telefonos de Mexico continue to be subject to the policy, but U.S. carrier arrangements with a Telefonos de Mexico competitor in Mexico are not subject to the policy. The FCC also recently decided to exempt certain foreign routes from the policy, depending upon the ability of U.S. carriers to terminate traffic on those routes at rates substantially below benchmarks set by the agency. However, Mexico is not currently an exempted route. Other countries have policies similar to that of the FCC.


     Resale of international private lines allows carriers to bypass the settlement rate system, and, therefore, the need to negotiate accounting rates with foreign carriers with market power, and obtain termination of international traffic in the United States and foreign countries at substantially reduced rates. The FCC's private line resale policy currently prohibits a carrier from reselling international private leased circuits to provide switched services to or from a country unless certain conditions are met.


     Currently, Mexican carriers other than Telefonos de Mexico can engage in such resales under FCC rules, but the Mexican regulator has not permitted such resales. If Mexico approves such resales but the FCC continues to restrict Telefonos de Mexico from engaging in such resales, competitors of Telefonos de Mexico would be permitted to engage in low-cost termination of traffic between the United States and Mexico, but Telefonos de Mexico would be precluded from doing so. Recently, AT&T and Telefonos de Mexico agreed to an accounting rate of $.38 per minute, which falls within the FCC's prescribed benchmark for Mexico. Accordingly, it is possible that the FCC will soon permit such resales by Telefonos de Mexico on the U.S.-Mexico route, which would allow Telefonos de Mexico and its competitors to terminate traffic in Mexico and, through their U.S. correspondents, the United States once Mexico allows such resales.

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                                   MANAGEMENT

OUR DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information as of the date of this prospectus concerning our directors and executive officers.


NAME                                     AGE   POSITION
----                                     ---   --------
Keith E. Bailey........................  57    Director
John C. Bumgarner, Jr. ................  57    Director and Senior Vice President, Strategic
                                               Investments
James R. Herbster......................  57    Director
Howard E. Janzen.......................  45    President, Chief Executive Officer and Director
Michael P. Johnson, Sr.................  52    Director
Steven J. Malcolm......................  50    Director
Jack D. McCarthy.......................  56    Director
Brian E. O'Neill.......................  63    Director
H. Brian Thompson......................  60    Director (upon completion of the equity offering)
Roy A. Wilkens.........................  56    Director (upon completion of the equity offering)
David P. Batow.........................  47    General Counsel
Mark A. Bender.........................  34    Vice President and Chief Information Officer
Delwin L. Bothof.......................  54    Senior Vice President, Domestic Strategic Investments
Matthew W. Bross.......................  38    Senior Vice President and Chief Technology Officer
Gerald L. Carson.......................  59    Senior Vice President, Human Resources
Kenneth R. Epps........................  43    Senior Vice President, Strategic Marketing
Lawrence C. Littlefield, Jr. ..........  61    Senior Vice President and Group Executive
Patti L. Schmigle......................  40    Senior Vice President, Solutions
Scott E. Schubert......................  46    Senior Vice President and Chief Financial Officer
Frank M. Semple........................  47    Senior Vice President, Network
William G. von Glahn...................  56    Senior Vice President, Law
S. Miller Williams.....................  47    Senior Vice President and Senior Managing Director of
                                                 International Strategic Investments


OUR DIRECTORS

     Our restated certificate of incorporation provides that the number of directors may be altered from time to time by a resolution adopted by our board of directors. However, the number of directors may not be less than three. Currently, we have eight directors on our board. Concurrently with the completion of the offerings, we intend to add two independent directors to our board of directors so that our board will consist of ten members. SBC will be entitled to designate a director for our board after the closing of the SBC investment so long as SBC retains more than a 5% equity interest in our common stock and has obtained and continues to provide long distance services in states within its traditional exchange service area.

     Our restated certificate of incorporation provides for a classified board of directors, consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual stockholders' meeting for election of directors following the most recent election of that class, except that the initial terms of the three classes expire in 2000, 2001 and 2002.

     The following individuals are our directors. Each director holds office until his successor is duly elected and qualified or until his resignation or removal, if earlier.

     Keith E. Bailey is the Chairman of the Board, President and Chief Executive Officer of Williams. Mr. Bailey has held various officer level positions with Williams and its subsidiaries since 1975 and has served as a director of Williams since 1988. Mr. Bailey has been a director

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of our company since 1994. Mr. Bailey's term as a director expires at the annual stockholders' meeting in 2002.

     John C. Bumgarner, Jr. is the Senior Vice President of Corporate Development and Planning of Williams and President of Williams International Company, a subsidiary of Williams. Mr. Bumgarner has held various officer level positions with Williams since 1977. Mr. Bumgarner has been a director of our company since 1997 and was named Senior Vice President, Strategic Investments of our company in May 1999. Mr. Bumgarner's term as a director expires at the annual stockholders' meeting in 2001.

     James R. Herbster is the Senior Vice President of Administration of Williams. Mr. Herbster has held various officer level positions with Williams since 1981. Mr. Herbster has been a director of our company since 1997. Mr. Herbster's term as a director expires at the annual stockholders' meeting in 2000.

     Howard E. Janzen has been a director and the President and Chief Executive Officer of our company since 1994. From April 1993 to December 1994, Mr. Janzen served as Senior Vice President and General Manager of Williams Gas Pipelines Central, Inc., an affiliate of Williams. Mr. Janzen has also held various other management and officer level positions with Williams since 1979. Mr. Janzen also serves on the board of directors of BOK Financial Corporation. Mr. Janzen's term as a director expires at the annual stockholders' meeting in 2002.

     Michael P. Johnson, Sr. is the Senior Vice President of Human Resources of Williams and has been since May 1, 1999. Prior to joining Williams in December 1998 as Vice President of Human Resources, Mr. Johnson was a vice president of human resources with Amoco Corporation, where he held various officer level positions since 1991. Mr. Johnson has been a director of our company since May 1, 1999. Mr. Johnson's term as a director expires at the annual shareholders' meeting in 2000.

     Steven J. Malcolm is the President and Chief Executive Officer of Williams Energy Services, a subsidiary of Williams. Mr. Malcolm has held various management and officer level positions with subsidiaries of Williams since 1984. Mr. Malcolm has been a director of our company since 1998. Mr. Malcolm's term as a director expires at the annual stockholders' meeting in 2001.

     Jack D. McCarthy is the Senior Vice President and Chief Financial Officer of Williams. Mr. McCarthy has held various officer level positions with Williams since 1986. Mr. McCarthy has been a director of our company since 1997. Mr. McCarthy's term as a director expires at the annual stockholders' meeting in 2001.

     Brian E. O'Neill is the President and Chief Executive Officer of each of the interstate natural gas pipeline companies owned by Williams. Mr. O'Neill has held various officer level positions with subsidiaries of Williams since 1988. Mr. O'Neill also serves on the board of directors of Daniel Industries, Inc. Mr. O'Neill has been a director of our company since 1997. Mr. O'Neill's term as a director expires at the annual stockholders' meeting in 2000.

     H. Brian Thompson will be appointed as an independent director of our board concurrently with the completion of the offerings. Mr. Thompson has been Chairman and Chief Executive Officer of Global TeleSystems Group, Inc. since March 1999. From January to March 1999, he served as non-executive chairman of Telecom Eireann, Ireland's incumbent telephone company. From June to December 1998, Mr. Thompson served as Vice Chairman of Qwest Communications International Inc. after its merger with LCI International. From 1991 to June 1998, Mr. Thompson served as Chairman and Chief Executive Officer of LCI International. Mr. Thompson also serves as a member of the board of directors of Bell Canada International

Inc. and PageNet do Brazil, as co-chairman of the Global Information Infrastructure Commission, and as chairman of the Advisory Committee for Telecommunications for Ireland's Department of Public Enterprise. Mr. Thompson's term as a director will expire at the annual stockholders' meeting in 2001.

     Roy A. Wilkens will be appointed as an independent director and non-executive chairman of the board of our company concurrently with completion of the offerings. Mr. Wilkens is a member of the board of directors of UniDial Inc., Invensys Corporation Inc., Splitrock Services, Inc. and McLeod USA Incorporated. He is a former director of Qwest Communications and Paging Network Inc. He was President of Williams Pipeline Company, a subsidiary of Williams, when he founded WilTel, Inc., then a subsidiary of Williams, in 1985. He served as Chief Executive Officer of WilTel from 1985 to 1997. In 1995, LDDS Communications, which now operates under the name MCI WorldCom, acquired WilTel from Williams. In 1997, Mr. Wilkens retired from WorldCom as Vice Chairman. In 1992, President George Bush appointed Mr. Wilkens to the National Security Telecommunications Advisory Council. He has also served as chairman of both the Competitive Telecommunications Association and the National Telecommunications Network. Mr. Wilkens' term as a director of our company will expire at the annual stockholders' meeting in 2002.

BOARD COMPENSATION AND BENEFITS

     Messrs. Janzen and Bumgarner will not receive additional compensation for serving on our board of directors or committees of the board. Directors who are not our employees but who are employees of Williams will receive one time grants of ten-year, fully exercisable options to purchase 50,000 shares of our common stock, or in the case of Mr. Bailey, 100,000 shares of our common stock, at an exercise price equal to the initial public offering of our common stock in the equity offering. These individuals will not receive additional compensation for serving on our board of directors or our committees.

     Independent directors elected who are in office at the time of completion of the equity offering will receive a one-time grant of options to purchase 10,000 shares of our common stock. Independent directors will also receive an annual retainer of $12,000, shares of our common stock equal in value to $40,000 and an annual grant of ten-year, fully exercisable options to purchase 8,000 shares of our common stock for so long as they are directors of our company. The exercise price per share for these options will be set at the market price of our common stock on the date of grant, which in the case of the independent directors elected at the time of completion of the offerings will be deemed to be the initial public offering price. Non-employee directors will also receive a committee retainer of $4,000 for each committee assignment held and an additional fee for attending board and committee meetings of $1,000 and $500, respectively. Chairpersons of the audit/affiliated transactions and compensation committees will be paid an additional annual fee of $2,500.

     We expect that directors may elect to receive all or part of their cash fees in the form of common stock or deferred stock. Individuals may defer stock to any subsequent year or until that individual ceases to be a director. We will pay dividend equivalents on deferred shares to the extent that dividends are declared and paid on our common stock, and directors may elect to receive the dividend equivalents in cash or in additional deferred shares.

     We will reimburse all directors for reasonable out-of-pocket expenses incurred in attending meetings of the board or any committee or otherwise because of service as a director.

COMMITTEES OF THE BOARD

     To date, our board has not had either an audit/affiliated transactions committee or a compensation committee. The Williams compensation committee determines the compensation for senior Williams officers and the presidents of Williams' operating subsidiaries. Messrs. Janzen, Bumgarner and von Glahn are the only named executive officers that fall into this category. The compensation of the other named executive officers for 1998 was determined by Mr. Janzen and Gerald Carson, our Senior Vice President for Human Resources, with input from Williams' human resources department and was based upon compensation survey information relevant to companies of similar size in the communications industry.

     Prior to the completion of the offerings, our board will establish an audit/affiliated transactions committee and a compensation committee. Each committee will be comprised solely of independent directors.

AUDIT/AFFILIATED TRANSACTIONS COMMITTEE RESPONSIBILITIES

     Our audit/affiliated transactions committee will:

- recommend to the board the selection, retention or termination of our independent auditors
- approve the level of non-audit services provided by the independent auditors
- review the scope and results of the work of our internal auditors
- review the scope and approve the estimated cost of the annual audit
- review the annual financial statements and the results of the audit with management and the independent auditors
- review with management and the independent auditors the adequacy of our internal accounting controls
- review with management and the independent auditors the significant recommendations made by the auditors with respect to changes in accounting procedures and internal accounting controls
- review and approve any transaction between us and Williams, or any entity in which Williams has a 20% or greater ownership interest, where the transaction is other than in the ordinary course of business and has a value of more than $10 million
- report to the board on its review and make such recommendations as it deems appropriate

COMPENSATION COMMITTEE RESPONSIBILITIES

     Our compensation committee will:

- administer our stock plans and related programs
- approve, or refer to the board of directors for approval, changes in these plans and the compensation programs to which they relate
- review and approve the compensation and development of our senior executives

OUR EXECUTIVE OFFICERS

     In addition to Mr. Janzen and Mr. Bumgarner, the following persons are our executive officers:

     David P. Batow has been the general counsel of our company since 1996. Prior to that time, he served as general counsel to Williams Gas Pipelines Central, Inc., an affiliate of Williams, from 1993 to 1996. Mr. Batow joined Williams in 1987.

     Mark A. Bender has been Vice President and Chief Information Officer of our company since March 1999. He has held various positions with other affiliates of Williams since November 1993.

     Delwin L. Bothof has been Senior Vice President, Domestic Strategic Investments since May 1999 and was Senior Vice President, Applications of our company since 1997. Mr. Bothof served as President of Vyvx, Inc., now known as Williams Communications, Inc., from 1989 to 1997.

     Matthew W. Bross has been Senior Vice President and Chief Technology Officer of our company since May 1999 and was Vice President and Chief Technology Officer of our company from 1998 to 1999. He joined our company in 1997 when our company acquired Critical Technologies, Inc., a company he founded in 1991, that focused on large-scale, global telecommunications infrastructures with an emphasis on the Internet. Mr. Bross served as Chief Executive Officer of Critical Technologies from 1991 until its acquisition by our company and has more than 20 years of experience in the telecommunications industry.

     Gerald L. Carson has been Senior Vice President, Human Resources of our company since May 1999 and Vice President Human Resources of our company from 1997 to 1999. Prior to that time, Mr. Carson held various management and human resources positions with Williams since 1985.

     Kenneth R. Epps has been Senior Vice President, Strategic Marketing of our company since February 1999. Before joining Williams in February 1999, Mr. Epps served as a vice president of Emerald Solutions, Inc., a start-up information technology firm, from 1998 to 1999. Prior to that he was with AT&T for 13 years.

     Lawrence C. Littlefield, Jr. Effective June 7, 1999, Mr. Littlefield became Senior Vice President and Group Executive of our company. Since 1997, Mr. Littlefield had been Senior Vice President and Chief Financial Officer of our company. Prior to that, Mr. Littlefield served as Senior Vice President, Marketing, Strategic Sales and Operations and as Vice President, Finance and Administration for a predecessor of Solutions. From 1990 to 1995, he served as Vice President, Finance and Administration and Chief Financial Officer of Williams Telecommunications Group, Inc., which was then an affiliate of Williams.

     Patti L. Schmigle has been Senior Vice President of our company since 1997 and has been Senior Vice President, Solutions since June 30, 1999. Ms. Schmigle has held various management and officer level positions with Williams since 1980, including Vice President of Performance Management of Williams from June 1996 to November 1997, Vice President of Operations and Engineering of Williams Gas Pipeline Central, Inc., an affiliate of Williams, from 1995 to June 1996, and Director of Engineering of Williams Pipe Line Company, also an affiliate of Williams, from 1994 to 1995.

     Scott E. Schubert became Senior Vice President and Chief Financial Officer of our company on June 7, 1999. Before joining our company, Mr. Schubert was vice president of global accounting services and finance of BP Amoco. He had 23 years of experience with Amoco, including the past six years as an officer of Amoco prior to its merger with British Petroleum.

     Frank M. Semple has been Senior Vice President, Network of our company since 1997. From 1995 to 1997, Mr. Semple served as Senior Vice President and General Manager of Williams Gas Pipelines Central, Inc., an affiliate of Williams. From 1994 to 1995, Mr. Semple served as Vice President of Operations and Marketing for Northwest Pipeline Corporation, also an affiliate of Williams. Mr. Semple has held various management and officer level positions with Williams since 1979.

     William G. von Glahn has been Senior Vice President, Law of our company since March 1999. Mr. von Glahn has been the general counsel of Williams since 1996. Mr. von Glahn joined Williams in 1984 as associate general counsel.

     S. Miller Williams has been Senior Vice President and Senior Managing Director of International Strategic Investments since May 1999 and was Senior Vice President, Corporate Development of our company since 1996. From 1992 through 1996, Mr. Williams held various officer level positions with predecessors of our company and WilTel, Inc.

STOCK OWNERSHIP OF OUR DIRECTORS AND EXECUTIVE OFFICERS


     All of our capital stock is currently owned by Williams and therefore none of our executive officers or directors own any of our capital stock. All of our executive officers and directors will be granted options to purchase shares of our common stock at the time of completion of the equity offering. In addition, those individuals who were granted deferred shares or options under the Williams Communications stock plan will have the right to receive deferred shares or options to purchase our common stock in cancellation of deferred Williams shares or options to purchase Williams common stock held by them. Mr. Janzen will have the right to receive deferred shares in exchange for deferred shares of Williams common stock held by him. Messrs. Bumgarner, Littlefield and Schubert will receive grants of deferred shares at the time of completion of the equity offering. In addition, some or all of our executive officers and directors may purchase shares of our common stock in the equity offering from the shares reserved for employees and directors of our company and Williams. For more information, see "New stock-based and incentive plans of our company" below and "Principal Stockholders -- Ownership of our common stock and Class B common stock." At the time of completion of the equity offering, no director or executive officer will own or have options to purchase in excess of 1% of our common stock.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by our company to our chief executive officer and four other most highly compensated executive officers during the three years ending December 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                              LONG-TERM COMPENSATION
                                                             -------------------------
                                       ANNUAL COMPENSATION    RESTRICTED    SECURITIES
                                       -------------------      STOCK       UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION             SALARY     BONUS     AWARDS(1)(2)   OPTIONS(3)   COMPENSATION(4)
---------------------------            --------   --------   ------------   ----------   ---------------
Howard E. Janzen..............  1998   $400,000   $126,000    $2,574,000(5)   30,000         $12,050
President, Chief Executive      1997    300,000    105,000        45,000      60,000          10,131
Officer and Director            1996    250,000    108,282        46,406      60,002           9,496
Delwin L. Bothof..............  1998   $210,000   $ 46,857    $  650,082      15,000         $12,800
Senior Vice President,          1997    184,000     55,956        26,530(6)   30,000          10,131
Domestic Strategic              1996    176,200     55,096        23,613      45,000           9,496
Investments
Lawrence C. Littlefield,
  Jr..........................  1998   $190,000   $ 42,394    $  207,169      15,000         $12,800
Senior Vice President and       1997    175,000     53,219        22,808      30,000          10,131
Group Executive                 1996    165,000     24,948       306,943(7)   81,000           9,496
Garry K. McGuire..............  1998   $290,000   $ 30,441    $  643,046      15,000         $ 9,600
Senior Vice President,          1997    100,000    105,308       318,695(8)   50,000               0
Solutions (until June 30,
  1999)
Frank M. Semple...............  1998   $240,000   $ 91,350    $  669,150      15,000         $12,800
Senior Vice President,          1997    210,717     95,404        40,888      50,000          10,131
Network                         1996    196,820     82,664        35,428      45,000           9,496

-------------------------

(1) Amounts reported in this column include the dollar value as of the date of grant of Williams deferred stock awards under the terms of The Williams Companies, Inc. 1996 stock plan and The Williams Companies, Inc. stock plan for nonofficer employees. Amounts represent the value of awards granted pursuant to the executive incentive compensation program. Valuation of the awards is based on the 52-week average stock price for the award year as follows: Mr. Janzen -- for 1998, 1,769 shares valued at $54,000, for 1997, 1,963 shares valued at $45,000 and for 1996, 2,776 shares valued at $46,406; Mr. Bothof -- for 1998, 658 shares valued at $20,082, for 1997, 1,047 shares valued at $23,981 and for 1996, 1,414 shares valued at $23,613; Mr. Littlefield -- for 1998, 596 shares valued at $18,169, for 1997, 995 shares valued at $22,808 and for 1996, 640 shares valued at $10,693; Mr.
    McGuire -- for 1998, 428 shares valued at $13,046, for 1997, 1,970 shares valued at $45,132 and for 1996, no shares; and Mr. Semple -- for 1998, 1,283 shares valued at $39,150, for 1997, 1,784 shares valued at $40,888 and for 1996, 2,120 shares valued at $35,428. Receipt of deferred stock under the executive incentive compensation program is approximately three years after the date of grant. Dividend equivalents are paid on deferred stock at the same time and at the same rate as dividends paid to stockholders generally.

(2) Amounts reported in this column include the dollar value as of the date of grant of Williams deferred stock under the terms of the Williams Communications stock plan. Amounts represent the value of stock awards granted on May 21, 1998 as follows: Mr. Bothof, 20,000 shares valued at $630,000, Mr. Littlefield, 6,000 shares valued at $189,000, Mr. McGuire, 20,000 shares valued at $630,000, and Mr. Semple, 20,000 shares valued at $630,000. Receipt of deferred stock under the Williams Communications Stock Plan is approximately five years after the date of grant. Dividend equivalents are paid on deferred stock at the same time and at the same rate as dividends paid to stockholders generally. Each individual will have the right to receive deferred shares of our common stock in exchange for deferred shares of Williams common stock as described in "-- New stock-based and incentive plans of our company -- Treatment of specified Williams stock awards" below.

(3) Adjusted to reflect stock splits.

(4) Amounts reported in this column represent the value of contributions made by Williams to defined contribution pension plans, on behalf of each of our executive officers named in the table.


(5) This amount includes a Williams deferred stock award of 80,000 shares granted for retention purposes on May 21, 1998 under The Williams Companies, Inc. 1996 stock plan. Twenty-five percent of the shares will vest at the time of the completion of the equity offering. Of the remaining shares, 20,000 will vest five years after the date of the grant and 40,000 will vest ten years after the date of the grant. The value of the award at the time of grant was $2,520,000. Dividend equivalents are paid on deferred stock at the same time and at the same rate as dividends paid to stockholders generally. Mr. Janzen will have the right to receive deferred shares of our common stock in exchange for deferred shares of Williams common stock as described in "-- New stock-based and incentive plans of our company -- Treatment of specified Williams stock awards" below.


(6) Amounts include the dollar value as of the date of grant of 138 shares of Williams deferred stock awards under the terms of The Williams Companies, Inc. stock plan for nonofficer employees. The value of the award at the date of grant was $2,549.

(7) Amounts include the dollar value as of the date of grant of 18,000 shares of Williams deferred stock awards under the terms of The Williams Companies, Inc. stock plan for nonofficer employees. The value of the award at the date of grant was $296,250.


(8) Amounts include the dollar value as of the date of grant of 12,000 shares of Williams deferred stock awards under the terms of The Williams Companies, Inc. stock plan for nonofficer employees. The value of the award at the date of grant was $273,563.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides information regarding grants of stock options made to the named executive officers during the 1998 fiscal year. All grants relate to Williams common stock.

                   WILLIAMS OPTION GRANTS IN LAST FISCAL YEAR

                                                       INDIVIDUAL GRANTS(1)
                        ----------------------------------------------------------------------------------
                           NUMBER OF        % OF TOTAL
                          SECURITIES      OPTIONS GRANTED
                          UNDERLYING       TO EMPLOYEES     EXERCISE PRICE   EXPIRATION      GRANT DATE
NAME                    OPTIONS GRANTED   IN FISCAL YEAR     (PER SHARE)        DATE      PRESENT VALUE(2)
----                    ---------------   ---------------   --------------   ----------   ----------------
Howard E. Janzen......      10,000             0.20%           $31.5625       03/30/08        $107,600
                            10,000             0.20            $34.3750       07/25/08         117,300
                            10,000             0.20            $30.0000       11/19/08         103,900
                            ------             ----                                           --------
                            30,000             0.60%                                          $328,800
Delwin L. Bothof......       5,000             0.10%           $31.5625       03/30/08        $ 53,800
                             5,000             0.10            $34.3750       07/25/08          58,650
                             5,000             0.10            $30.0000       11/19/08          51,950
                            ------             ----                                           --------
                            15,000             0.30%                                          $164,400
Lawrence C.
  Littlefield, Jr.....       5,000             0.10%           $31.5625       03/30/08        $ 53,800
                             5,000             0.10            $34.3750       07/25/08          58,650
                             5,000             0.10            $30.0000       11/19/08          51,950
                            ------             ----                                           --------
                            15,000             0.30%                                          $164,400
Garry K. McGuire......       5,000             0.10%           $31.5625       03/30/08        $ 53,800
                             5,000             0.10            $34.3750       07/25/08          58,650
                             5,000             0.10            $30.0000       11/19/08          51,950
                            ------             ----                                           --------
                            15,000             0.30%                                          $164,400
Frank M. Semple.......       5,000             0.10%           $31.5625       03/30/08        $ 53,800
                             5,000             0.10            $34.3750       07/25/08          58,650
                             5,000             0.10            $30.0000       11/19/08          51,950
                            ------             ----                                           --------
                            15,000             0.30%                                          $164,400

-------------------------

(1) Options granted in 1998 vested pursuant to an accelerated vesting provision that accelerates vesting if the average price of Williams common stock reaches and maintains a specified target price for five out of ten consecutive business days. Williams granted these options under The Williams Companies, Inc. 1996 stock plan and The Williams Companies, Inc. stock plan for nonofficer employees.

(2) The grant date present value is determined using the Black-Scholes option pricing model and is based on assumptions about future stock price volatility and dividend yield. The model does not take into account that the stock options are subject to vesting restrictions and that executives cannot sell their options. The calculations assume an expected volatility of 25% "weighted-average," a risk-free rate of return of 5.3% "weighted-average," a dividend yield of 2% and an exercise date at the end of the contractual term in 2008. The actual value, if any, that may be realized by an executive will depend on the market price of Williams common stock on the date of exercise. The dollar amounts shown are not intended to forecast possible future appreciation in Williams stock price.

WILLIAMS OPTION EXERCISES IN 1998

     The following table provides certain information on stock option exercises with respect to Williams common stock by our executive officers named in the table above during our fiscal year ended December 31, 1998.

            AGGREGATED WILLIAMS OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                          SHARES                     UNDERLYING UNEXERCISED        IN-THE-MONEY OPTIONS AT
                         ACQUIRED                  OPTIONS AT FISCAL YEAR-END        FISCAL YEAR-END(1)
                            ON          VALUE      ---------------------------   ---------------------------
NAME                     EXERCISE      REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                    -----------   ----------   -----------   -------------   -----------   -------------
Howard E. Janzen......    52,194      $1,160,176     214,812        30,000       $3,214,637       $11,875
Delwin L. Bothof......    76,000      $  789,563      30,000        15,000       $  205,000       $ 5,938
Lawrence C.
  Littlefield, Jr.....    25,000      $  415,625      86,000        15,000       $1,019,500       $ 5,938
Garry K. McGuire......        --      $       --      50,000        15,000       $  390,625       $ 5,938
Frank M. Semple.......    92,810      $1,278,281     140,000        15,000       $1,904,375       $ 5,938

-------------------------


(1) Based on the closing price of $31.1875 per share of Williams common stock at December 31, 1998, less the exercise price. The values shown reflect the value of options accumulated over periods of up to ten years. The values reflected in the table had not been realized at that date and may not be realized. In the event the options are exercised, their value will depend upon the value of Williams common stock on the date of exercise.



     Williams has extended to each of our directors and to some of our executive officers loans in order to enable them to exercise stock options to purchase Williams common stock. As of August 24, 1999, loans aggregating approximately $32.3 million were outstanding to these directors and executive officers.


PENSION PLANS

     At the time of the offerings, we will make available the same pension plans in which eligible employees were participating immediately prior to the offerings. Mr. Janzen, Mr. Bothof, Mr. Littlefield and Mr. Semple will continue to participate in the Williams pension plan. Mr. McGuire will continue to participate in the Solutions LLC pension plan.

WILLIAMS PENSION PLAN

     The Williams pension plan is a non-contributory, tax-qualified cash balance pension plan subject to the Employee Retirement Income Security Act of 1974. The plan generally includes all of our salaried employees who are employed outside of Solutions LLC and who have completed one year of service. Except as noted below, our executive officers participate in the plan on the same terms as other full-time employees.

     Effective April 1, 1998, Williams converted the plan from a final average pay plan to a cash balance pension plan. Each participant's accrued benefit as of that date was converted to a beginning account balance. Account balances are credited with an annual employer contribution and quarterly interest allocations. Each year an employer contribution equal to a percentage of eligible compensation is allocated to each employee's pension account. This percentage is based upon each employee's age according to the following table:

                           PERCENTAGE OF ELIGIBLE PAY
       PERCENTAGE OF ALL    GREATER THAN THE SOCIAL
AGE      ELIGIBLE PAY          SECURITY WAGE BASE
---    -----------------   --------------------------
30           4.5%                      1%
30-39          6%                      2%
40-49          8%                      3%
50+           10%                      5%

     For employees, including the executive officers who participate in the plan, who were active employees and plan participants on March 31, 1998 and April 1, 1998, the percentage of all eligible pay is increased by an amount equal to the product of 0.3% multiplied by the participant's total years of service prior to March 31, 1998. Interest is credited to account balances quarterly at a rate determined annually in accordance with the terms of the plan. The normal retirement benefit is a monthly annuity based on an individual's account balance as of benefit commencement. The plan defines eligible compensation to include salary and bonuses. Normal retirement age is
65. Early retirement may begin as early as age 55. At retirement, employees are entitled to receive a single-life annuity or one of several optional forms of payment having an equivalent actuarial value to the single-life annuity.

     Participants who were age 50 or older as of March 31, 1998, were grandfathered under a transitional provision that gives them the greater of the benefit payable under the cash balance formula or the final average pay formula based on all years of service and compensation. Mr. Bothof and Mr. Littlefield are covered under this grandfather provision.

     The Internal Revenue Code of 1986, as amended, currently limits the pension benefits that can be paid from a tax-qualified pension plan to highly compensated individuals. These limits prevent such individuals from receiving the full pension benefit based on the same formula as is applicable to other employees. As a result, Williams has adopted an unfunded supplemental retirement plan to provide a supplemental retirement benefit equal to the amount of such reduction to every employee whose benefit payable under the plan is reduced because of these limitations, including the executive officers who participate in this plan.

     Total estimated annual benefits payable at normal retirement age under the cash balance formula from both the tax qualified and the supplemental retirement plans are as follows:

Howard E. Janzen............................................  $504,840
Delwin L. Bothof............................................    92,319
Lawrence C. Littlefield, Jr.................................    44,394
Frank M. Semple.............................................   259,410

     The following table illustrates projected annual retirement benefits for employees grandfathered under the final average pay formula, payable as a single life annuity amount from both the tax-qualified and the supplemental retirement plans based on various levels of final average annual compensation and years of service. The benefits are not subject to deduction for any offset amounts.

                          WILLIAMS PENSION PLAN TABLE

                                      YEARS OF SERVICE
               ---------------------------------------------------------------
REMUNERATION      10         15         20         25         30         35
------------   --------   --------   --------   --------   --------   --------
 $  125,000    $ 20,966   $ 31,448   $ 41,931   $ 52,414   $ 62,897   $ 73,379
 $  175,000    $ 30,216   $ 45,323   $ 60,431   $ 75,539   $ 90,647   $105,754
 $  200,000    $ 34,840   $ 52,260   $ 69,680   $ 87,100   $104,520   $121,940
 $  250,000    $ 44,090   $ 66,135   $ 88,180   $110,225   $132,270   $154,315
 $  300,000    $ 53,340   $ 80,010   $106,681   $133,351   $160,022   $186,692
 $  400,000    $ 72,681   $109,022   $145,363   $181,703   $218,044   $254,385
 $  450,000    $ 81,090   $121,636   $162,181   $202,726   $243,272   $289,244
 $  500,000    $ 90,340   $135,510   $180,680   $225,850   $271,020   $316,190

     The estimated annual benefits payable at normal retirement age from both the tax-qualified and the supplemental retirement plans as of December 31, 1998 would be based on average compensation of $267,705 for Mr. Bothof with 8 years of credited service and $218,657 for Mr. Littlefield with 9 years of credited service.

SOLUTIONS LLC PENSION PLAN

     The Solutions LLC pension plan is a non-contributory, tax-qualified defined benefit plan subject to ERISA. The plan generally includes all of our salaried employees who work for Solutions LLC and who have completed one year of service. Except as noted below, executive officers participate in the plan on the same terms as other full-time employees.

     The normal retirement benefit is a monthly annuity determined by averaging compensation during the four calendar years of employment with the highest compensation within the ten calendar years preceding retirement. Compensation includes salary and bonuses. Normal retirement age is 65. Early retirement may be taken with reduced benefits beginning as early as age 55. At retirement, employees are entitled to receive a single-life annuity or one of several optional forms of settlement having an equivalent actuarial value to the single-life annuity.

     The Internal Revenue Code currently limits the pension benefits that can be paid from a tax-qualified defined benefit plan to highly compensated individuals. These limits prevent such individuals from receiving the full pension benefit based on the same formula as is applicable to other employees. As a result, we have adopted an unfunded supplemental retirement plan to provide a supplemental retirement benefit equal to the amount of such reduction to every employee whose benefit payable under the plan is reduced by these limitations, including the executive officers who participate in the plan.

     The following table illustrates projected annual retirement benefits payable as a single life annuity amount under both the tax-qualified and the supplemental retirement plans based on various levels of final average annual compensation and years of service. The benefits are not subject to deduction for any offset amounts.

                        SOLUTIONS LLC PENSION PLAN TABLE

                               YEARS OF SERVICE
              --------------------------------------------------
REMUNERATION    15        20         25         30         35
------------  -------   -------   --------   --------   --------
$ 125,000     $17,340   $23,120   $ 28,900   $ 34,680   $ 40,460
$ 175,000     $25,012   $33,350   $ 41,687   $ 50,025   $ 58,362
$ 200,000     $28,849   $38,465   $ 48,081   $ 57,697   $ 67,313
$ 250,000     $36,521   $48,695   $ 60,869   $ 73,042   $ 85,216
$ 300,000     $44,194   $58,925   $ 73,042   $ 88,387   $103,118
$ 400,000     $59,539   $79,385   $ 99,231   $119,077   $138,923
$ 450,000     $67,211   $89,615   $112,019   $134,422   $156,826
$ 500,000     $74,884   $99,845   $124,806   $149,767   $174,728

     The estimated annual benefits payable from both the tax-qualified and the supplemental retirement plans as of December 31, 1998 would be based on average compensation of $267,239 for Mr. McGuire with 16 years of credited service.

WILLIAMS' PLANS

     Prior to the offerings, stock options and deferred stock awards relating to Williams common stock were made to our employees under The Williams Companies, Inc. 1996 stock plan, The Williams Companies, Inc. stock plan for nonofficer employees and the Williams Communications stock plan. These plans permit the compensation committee of Williams' board of directors to grant different types of stock-based awards, including deferred stock awards. They also provide for stock option awards giving employees the right to purchase common stock over a ten-year period at the market value per share of Williams common stock, as defined by the plan, as of the date the option is granted. Stock options granted under The Williams Companies, Inc. 1996 stock plan and The Williams Companies, Inc. stock plan for nonofficer employees are subject to three-year vesting from January 20 of the year the options are granted. Both plans provide for accelerated vesting if the average price of Williams common stock reaches and maintains a specified target price for five out of ten consecutive business days. Options granted under the Williams Communications stock plan are generally subject to five-year vesting, but provide for accelerated vesting based on the attainment of various performance targets.

     The compensation committee's objective with respect to stock option awards is to provide a long-term component to overall compensation which aligns the interests of executives with the interests of stockholders through stock ownership. Compensation opportunities in the form of stock options serve this purpose. The compensation committee has established stock option award targets for each level of management participating in the stock option program. The target levels for annual stock option grants have been established based on competitive market practices and range from 50,000 shares for the chairman, president and chief executive officer of Williams to 1,500 shares for manager-level employees. In making decisions on stock option awards, the compensation committee has available to it information on previous stock option awards granted under the plans. Stock option awards are not tied to preestablished performance targets.

     The Williams stock plans also provide for awards of deferred stock which the employee cannot otherwise dispose of prior to vesting. Williams' annual incentive program requires that 30% of an executive's award be deferred in Williams common stock. Deferred stock is normally forfeited if the executive terminates employment for any reason other than retirement, disability or death prior to the end of the deferral period. Executive officers also have the option to defer all or a portion of the cash award. Participants who elect to defer all or a portion of the cash award may elect to defer for up to five years from the award date. Deferred stock cannot be sold or otherwise disposed of until the applicable deferral period lapses. Dividend equivalents are paid on deferred stock. The value of the deferred award is at risk during the deferral period since the value is tied to the stock price. The compensation committee also uses deferred stock awards to provide, on a selective basis, a vehicle for tying an element of compensation to the employee's willingness to remain with Williams in a way that aligns the employee's interests with those of the other stockholders.

NEW CHANGE IN CONTROL SEVERANCE PLAN OF OUR COMPANY

     We have established a change in control severance plan which covers our executives, including the executive officers named in the summary compensation table. The plan provides severance benefits if, within two years following a change in control of Williams or our company, a participant's employment is terminated either involuntarily, other than for cause, death, disability or the sale of a business, or voluntarily for good reason. The severance benefit is a lump sum payment equal to 100% of the participant's annual base salary, plus 100% of the participant's monthly base salary for each completed year of service, subject to a maximum severance benefit equal to 200% of the participant's annual base salary.

     If necessary, a participant is entitled to receive a corresponding gross-up payment sufficient to compensate for the amount of any excise tax imposed by
Section 4999 of the Internal Revenue Code and for any taxes imposed on the additional payment. Amounts payable under the plan are in lieu of any payments which may otherwise be payable under any other severance plan or program.

NEW STOCK-BASED AND INCENTIVE PLANS OF OUR COMPANY

     Prior to the completion of the equity offering, we expect to adopt stock plans which will authorize the grant of different types of stock-based awards to our employees. The total number of shares of our common stock to be authorized for issuance under these plans is expected to be approximately 36,000,000.

     The terms of the plans will be substantially similar to those of the Williams stock plans described above, except that stock option grants will generally be subject to a three-year graded (one-third per year) vesting requirement, and will not provide for performance-based accelerated vesting. The plans will be administered by our compensation committee. Award agreements with respect to awards granted under the plans to our employees are expected to provide that in the event of certain terminations of a participant's employment following a change in control of Williams, or of our company, awards will become fully vested and exercisable and generally remain exercisable for a period of 18 months. Award agreements with respect to awards granted under the plan to Williams' independent directors, Williams' executive officers and certain other Williams employees are expected to provide that in the event of a change in control of our company awards will become fully vested and exercisable and generally remain exercisable for a period of 18 months.

STOCK OPTION AND DEFERRED SHARE GRANTS

     As of the completion of the equity offering, we intend to make stock option grants under a new stock plan to employees. These awards and subsequent awards under the plan will be made to selected employees and will be targeted to be competitive with equity-based awards of similar companies in our industry. The initial options will have an exercise price equal to the initial public offering price, the other options will have an exercise price equal to the market price of the common stock on the date of grant and all of these options will be subject to three-year graded vesting, which means that these options will vest in three equal installments over three years. The total number of shares covered by the initial awards is expected to be approximately 2,800,000.

     We intend to make one-time stock option grants to our independent directors, executive officers and other key employees as of the completion of the equity offering. These options will have an exercise price equal to the initial public offering price and, except for grants to independent directors that will vest upon grant, be subject to five-year cliff vesting, which means that all of these options will vest after five years. The total number of shares covered by these one-time grants is expected to be approximately 2,700,000.

     We also intend to make one-time stock option grants to Williams' independent directors, Williams' executive officers and certain other Williams employees. These options will have an exercise price equal to the initial public offering price and, except for grants to independent directors that will vest upon grant, be subject to five-year cliff vesting. The total number of shares covered by these grants is expected to be approximately 750,000.

     We also intend to make a one-time option grant to purchase shares of our common stock to each of our regular employees who are not eligible to receive annual grants under our stock plans. These options will have an exercise price equal to the initial public offering price and be subject to three-year cliff vesting. The total number of shares covered by these grants is expected to be approximately 800,000.


     Effective as of the completion of the equity offering, Mr. Littlefield will receive an additional grant of 9,200 deferred shares, Mr. Schubert will receive a grant of deferred shares with a value of $500,000 based on the initial public offering price and Mr. Bumgarner will receive a grant of deferred shares with a value of $333,333 based on the initial public offering price.


TREATMENT OF SPECIFIED WILLIAMS STOCK AWARDS

     Prior to the closing of the equity offering, individuals who are actively employed by us or Williams and who hold deferred shares of Williams common stock or options to purchase shares of Williams common stock granted under the Williams Communications stock plan will have the right to surrender for cancellation each deferred Williams share or Williams option, whether or not vested or exercisable, and, upon cancellation, we will issue or grant to these individuals a deferred share or stock option in our company. Mr. Janzen will also have the right to receive deferred shares in exchange for Williams deferred shares held by him under The Williams Companies, Inc. 1996 stock plan. Except for one-fourth of the shares issued in exchange which will vest at the closing of the equity offering, all of these deferred shares or options will have the same deferral, vesting and exercisability features as the deferred Williams share or Williams option cancelled. The number of deferred shares that we issue or the number of shares subject to each of the stock options that we grant and the exercise price per share of our stock options will be determined in a manner that will reflect the relative value between the Williams common stock and our common stock giving the participant approximately equal value before and after the exchange.


     As of the date of this prospectus, there are outstanding under the Williams Communications stock plan approximately 175,000 deferred Williams shares and approximately 489,500 Williams shares issuable under existing options which are eligible to be exchanged for deferred shares or options to purchase our common stock. Mr. Janzen holds 80,000 deferred shares under The

Williams Companies, Inc. 1996 stock plan. If all of the eligible employees were to exercise their rights to exchange existing Williams awards for deferred shares or options to purchase our common stock, we would issue approximately 510,000 deferred shares and we would grant options to purchase approximately 979,000 shares of our common stock.


DIRECTED STOCK PROGRAM

     We intend to provide all regular domestic Williams employees, all of our regular domestic employees, the independent directors of both companies and selected suppliers and customers of our company with the opportunity to purchase shares of our common stock in the equity offering. Employees who participate in certain 401(k) plans will have the option to execute this purchase through the 401(k) plan. Up to 7.0% of the common stock constituting the equity offering will be available for purchase under this program, with no more than 0.7% of the common stock constituting the equity offering to be available for purchase under this program by independent directors of our company and Williams or our suppliers and customers.

                             PRINCIPAL STOCKHOLDERS

OWNERSHIP OF OUR COMMON STOCK AND CLASS B COMMON STOCK


     Prior to the equity offering, Williams owned 100% of our capital stock. In the equity offering, we will be selling 29,600,000 shares, or 6.4%, of common stock, and in the concurrent investments we will be selling 34,965,035 shares, or 7.6%, of common stock, excluding up to 794,857 additional shares that SBC may elect to purchase. Following the equity offering and the concurrent investments, Williams will own 100% of our outstanding Class B common stock.


     In connection with the offerings, we will grant directors and executive officers options to purchase common stock and will grant some of the executive officers deferred shares of our common stock. See the section of this prospectus entitled "Management" for more information.


     The following table first sets forth the expected ownership of class B common stock by Williams, which is expected to be the only beneficial owner of at least 5% of our common stock upon completion of the equity offering and the concurrent investments. The table also sets forth the expected ownership by our directors and executive officers of our common stock, or of options to purchase our common stock as of the completion of the equity offering, based on the assumption that all directors and executive officers elect to fully exchange current Williams deferred share and option awards for our deferred share and option awards to the extent that they are eligible to do so, but excluding shares that executive officers and directors may purchase under the directed stock program. For those individuals who hold deferred shares or options to purchase Williams common stock that are eligible to be exchanged for deferred shares or options to purchase our common stock, and for stock options denominated as dollar amount awards, the number of shares indicated below have been determined based on an assumed initial offering price of $22.00 per share and an assumed price per share of Williams common stock of $44.00. Other than for Messrs. Thompson and Wilkens, a significant percentage of the options to purchase common stock indicated for each individual will not be exercisable at the time of, or within 60 days following, the completion of the equity offering. Subject to applicable community property laws, these persons have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them. The address for Williams is The Williams Companies, Inc., One Williams Center, Tulsa, Oklahoma 74172 and for the other stockholders is c/o Williams Communications Group, Inc., One Williams Center, Tulsa, Oklahoma 74172. The percent of class after the equity offering has been calculated with our common stock and Class B common stock treated as the share class and without giving effect to the issuance of any shares of our common stock upon exercise of the over-allotment option granted to the underwriters of the equity offering.



                                                                                      PERCENT OF CLASS
                                      SHARES OF      SHARES                   ---------------------------------
                                       COMMON      UNDERLYING                  PRIOR TO THE        AFTER THE
STOCKHOLDER                          STOCK OWNED    OPTIONS        TOTAL      EQUITY OFFERING   EQUITY OFFERING
-----------                          -----------   ----------   -----------   ---------------   ---------------
The Williams Companies, Inc. ......  395,434,965          --    395,434,965         100%             86.0%
SBC Communications, Inc............      (1)              --        (1)              --            (1)
Intel Corporation..................    9,654,527          --      9,654,527          --               2.1
Telefonos de Mexico, S.A. de
  C.V..............................      (1)              --        (1)              --            (1)
Keith E. Bailey....................           --     100,000        100,000          --             *
John C. Bumgarner, Jr. ............       15,152      50,000         65,152          --             *
James R. Herbster..................           --      50,000         50,000          --             *
Howard E. Janzen...................      160,000     300,000        460,000          --             *
Michael P. Johnson, Sr. ...........           --      50,000         50,000          --             *
Steven J. Malcolm..................           --      50,000         50,000          --             *
Jack D. McCarthy...................           --      50,000         50,000          --             *
Brian E. O'Neill...................           --      50,000         50,000          --             *
H. Brian Thompson..................           --      14,000         14,000          --             *
Roy A. Wilkens.....................           --      14,000         14,000          --             *
Delwin L. Bothof...................       40,000      70,000        110,000          --             *
Lawrence C. Littlefield, Jr. ......       21,200      70,000         91,200          --             *
Frank M. Semple....................       40,000     100,000        140,000          --             *
All directors and executive
  officers as a group (22
  persons).........................      399,080   1,598,250      1,997,330          --             *


---------------

*  Less than 1%.


(1) If SBC's initial investment is $425 million and Telefonos de Mexico's investment is $100 million, SBC would receive 20,496,745 shares, or 4.5% of the total shares outstanding, and Telefonos de Mexico would receive 4,822,763 shares, or 1.0% of the total shares outstanding. If SBC's initial investment is $500 million and Telefonos de Mexico's investment is $25 million, SBC would receive 24,113,817 shares, or 5.2% of the total shares outstanding, and Telefonos de Mexico would receive 1,205,691 shares, or 0.3% of the total shares outstanding. The foregoing amounts exclude 458,732 additional shares SBC has the right to acquire if its initial investment is $425 million (670,430 if the underwriters of the equity offering exercise their over-allotment option in full) and 543,692 additional shares SBC has the right to acquire if its initial investment is $500 million (794,857 if the underwriters of the equity offering exercise their over-allotment option in full).


OWNERSHIP OF WILLIAMS COMMON STOCK


     The following table sets forth, as of the date of this prospectus, the beneficial ownership of Williams common stock, par value $0.01 per share, by each of our executive officers named in the summary compensation table, each of our directors and all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Shares of Williams common stock subject to options that are currently exercisable or exercisable within 60 days of August 24, 1999 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the text below this table, and subject to applicable community property laws, these persons have sole voting and investment power with respect to all shares of the Williams common stock shown as beneficially owned by them. The address for the following stockholders is c/o Williams Communications Group, Inc., One Williams Center, Tulsa, Oklahoma 74172.


     Directors and executive officers as a group own less than 2% of outstanding Williams common stock.

   OWNERSHIP OF WILLIAMS COMMON STOCK BY OUR EXECUTIVE OFFICERS AND DIRECTORS


                                                               SHARES
                                               SHARES OF     UNDERLYING
                                                COMMON         OPTIONS
                                              STOCK OWNED    EXERCISABLE
                                              DIRECTLY OR     WITHIN 60                PERCENT
                   NAME                      INDIRECTLY(1)     DAYS(3)       TOTAL     OF CLASS
                   ----                      -------------   -----------   ---------   --------
Keith E. Bailey............................    1,886,720        325,002    2,211,722       *
John C. Bumgarner, Jr. ....................      993,228         70,000    1,063,228       *
James R. Herbster..........................      166,402(2)     203,904      370,306       *
Howard E. Janzen...........................      257,189        180,004      437,193       *
Michael P. Johnson, Sr.....................       20,601          5,250       25,851       *
Steven J. Malcolm..........................       56,043        138,938      194,981       *
Jack D. McCarthy...........................      251,249         30,000      281,249       *
Brian E. O'Neill...........................      123,728        324,404      448,132       *
H. Brian Thompson..........................           --             --           --       *
Roy A. Wilkens.............................      400,000             --      400,000
Delwin L. Bothof...........................      133,320         52,500      185,820       *
Lawrence C. Littlefield, Jr. ..............      123,457        108,500      231,957       *
Frank M. Semple............................       62,053        162,500      224,553       *
All directors and executive officers as a
  group (22 persons).......................    4,916,296      2,124,615    7,040,911    1.6%


---------------

 *  Less than 1%.


(1) Includes shares held under the terms of incentive and investment plans as follows: Mr. Bailey, 622,006, including 176,592 over which he has sole voting and investment power; Mr. Bumgarner, 400,434, including 222,947 over which he has sole voting and investment power; Mr. Herbster, 90,133, including 44,322 over which he has sole voting and investment power; Mr. Janzen, 145,149, including 58,641 over which he has sole voting and investment power; Mr. Johnson, 20,601, including 559 shares over which he has sole investment and voting power; Mr. Malcolm, 37,067, including 32,591 over which he has sole voting and investment power; Mr. McCarthy, 97,116, including 43,273 over which he has sole voting and investment power; Mr. O'Neill, 62,962, including 13,130 over which he has sole voting and investment power; Mr. Wilkens, 104,524, over all of which he has sole voting and investment power; Mr. Littlefield, 84,957, including 11,754 over which he has sole voting and investment power; Mr. Semple, 85,402, including 53,702 over which he has sole voting and investment power; Mr. Bothof, 33,711, including 10,454 over which he has sole voting and investment power; and all executive officers as a group, 1,995,763, including 868,755 over which each has sole voting and investment power as to his or her shares.


(2) Includes 29,996 shares held in trust, over which Mr. Herbster has voting and investment power.

(3) The SEC deems a person to have beneficial ownership of all shares that the person has the right to acquire within 60 days. The shares indicated represent stock options granted under the stock plans of The Williams Companies, Inc. Shares subject to option cannot be voted.

                  RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     Included in our revenues are charges to Williams and its subsidiaries and affiliates for managing their internal telephone operations of $7,710,000, $5,217,000 and $4,918,000 for 1998, 1997 and 1996, respectively. Charges are for communications services which we obtain from MCI WorldCom and resell internally. Our agreement with MCI WorldCom, which we entered into at the time we sold our business to them, provides us with certain amounts of service on the MCI WorldCom network for a 35-year term. We are provided services on the portion of the network which it owns at no cost, and on portions which it leases at its cost. We resell these communication services to Williams, its subsidiaries and affiliates at market rates.

     In addition, our revenues include charges to Williams' gas pipelines for managing microwave frequencies of $4,254,000, $3,754,000 and $1,381,000 for 1998, 1997 and 1996, respectively. We own portions of these microwave frequencies which we acquired from and lease to the gas pipelines. These leases are for a 10-year term and the rental payments are equal to our purchase cost plus a market rate of return.

     Williams grants our directors and officers fully recourse loans in order to enable them to exercise stock options to purchase Williams common stock. These loans use stock certificates as collateral and may be for either a three- or five-year term. Interest payments are due annually during the term of the loan and are based on the minimum applicable federal rates required to avoid imputed income. The principal amount is due at the end of the loan term, provided, however, that a participant may request, prior to the end of a loan term, a new loan which may be granted at the discretion of Williams. Participants who leave Williams during the loan period are required to pay the loan balance and any accrued interest within 30 days of termination. We anticipate that the loans made by Williams to our directors and officers will remain outstanding Williams loans after the offerings. We anticipate that Williams will continue to make loans to our directors and officers on similar terms to enable them to exercise Williams stock options. We may make loans to our officers and directors, including loans to enable them to exercise stock options to purchase our common stock. We anticipate that the terms of these loans will be fully recourse and otherwise similar to those for Williams loans.

     The following table describes details regarding these loans which have been made to our directors or officers.


                                              TOTAL          LARGEST
                                            INTEREST          AMOUNT             AMOUNT
                              INTEREST      OVER TERM       DUE DURING         OUTSTANDING
NAME                            RATE         OF LOAN           1998          AUGUST 24, 1999
----                          --------    -------------   --------------     ---------------
Keith E. Bailey.............   6.28%      $   50,641.92   $   171,408.39     $   167,828.76
Keith E. Bailey.............   6.58%      $   71,656.20   $   232,131.21     $   227,066.23
Keith E. Bailey.............   6.42%      $   64,200.00   $   266,050.00     $   260,377.53
Keith E. Bailey.............   6.80%      $  144,190.19   $   601,327.51     $   587,796.08
Keith E. Bailey.............   5.68%      $  406,609.84   $ 1,472,720.00     $ 1,484,305.58
Keith E. Bailey.............   5.57%      $1,026,811.18   $ 3,770,204.37     $ 3,819,716.37
Keith E. Bailey.............   5.54%      $1,670,829.99   $ 6,143,571.06     $ 6,247,940.71
           Total............              $3,434,939.32   $12,657,412.54     $12,795,031.26
John C. Bumgarner, Jr. .....   5.91%      $  203,927.62   $ 1,218,159.86     $ 1,194,135.52
John C. Bumgarner, Jr. .....   5.42%      $  559,102.89   $ 3,500,299.27     $ 3,559,017.84
           Total............              $  763,030.51   $ 4,718,459.13     $ 4,753,153.36
James R. Herbster...........   6.74%      $   17,864.37   $    56,582.87     $    55,320.13
James R. Herbster...........   6.49%      $  119,416.00   $   391,883.22     $   383,442.29
James R. Herbster...........   5.93%      $   77,115.43   $   274,452.51     $   270,057.97
           Total............              $  214,395.80   $   722,918.60     $   708,820.39

                                              TOTAL          LARGEST
                                            INTEREST          AMOUNT             AMOUNT
                              INTEREST      OVER TERM       DUE DURING         OUTSTANDING
NAME                            RATE         OF LOAN           1998          AUGUST 24, 1999
----                          --------    -------------   --------------     ---------------
Howard E. Janzen............   5.70%      $   80,997.64   $   500,521.63     $   491,127.43
Howard E. Janzen............   5.69%      $   87,092.51   $   320,823.16     $   317,387.17
Howard E. Janzen............   5.77%      $   38,864.87   $   139,207.01     $   139,739.41
Howard E. Janzen............   4.71%      $  106,851.10   $            0     $   465,546.99
Howard E. Janzen............   4.83%      $  114,621.70   $            0     $   483,919.35
Howard E. Janzen............   5.37%      $  101,999.39   $            0     $   384,245.43
           Total............              $  530,427.21   $   960,551.80     $ 2,281,965.78
Jack D. McCarthy............   6.23%      $  321,312.50   $ 1,095,763.30       1,073,051.36
Jack D. McCarthy............   6.42%      $  265,031.98   $   878,651.17     $   859,917.43
Jack D. McCarthy............   5.59%      $  158,731.67   $   696,532.02     $   691,016.59
Jack D. McCarthy............   4.83%      $  301,392.00   $            0     $ 1,274,258.26
           Total............              $1,046,468.15   $ 2,670,946.49     $ 3,898,243.64
William G. von Glahn........   5.83%      $   73,234.13   $   443,131.30     $   434,503.80
William G. von Glahn........   5.91%      $    6,240.96   $    37,280.31     $    36,545.08
William G. von Glahn........   6.23%      $   23,624.16   $   134,274.72     $   131,491.60
William G. von Glahn........   5.54%      $   56,063.91   $   353,746.50     $   349,411.18
William G. von Glahn........   5.59%      $   39,174.72   $   182,954.39     $   181,532.35
William G. von Glahn........   5.39%      $   11,670.00   $   102,499.38     $   101,729.94
William G. von Glahn........   5.48%      $   76,281.60   $   474,170.89     $   480,440.60
William G. von Glahn........   5.57%      $   55,700.00   $   203,845.60     $   207,202.85
William G. von Glahn........   5.54%      $  113,547.84   $   417,448.38     $   424,603.45
William G. von Glahn........   5.28%      $   36,960.00   $            0     $   178,569.42
William G. von Glahn........   5.82%      $  200,208.00   $            0     $   692,717.23
           Total............              $  692,705.32   $ 2,349,351.47     $ 3,218,747.50
Delwin L. Bothof............   5.42%      $  241,045.04   $ 1,507,316.76     $ 1,534,393.05
Delwin L. Bothof............   4.67%      $   70,049.95   $            0     $   612,436.27
           Total............              $  311,094.99   $ 1,507,316.76     $ 2,146,829.32
Gerald L. Carson............   5.59%      $  183,874.33   $   686,281.13     $   681,646.52
           Total............              $  183,874.33   $   686,281.13     $   681,646.52
Lawrence C. Littlefield,
  Jr........................   5.54%      $  109,692.00   $   691,254.73     $   683,641.38
           Total............              $  109,692.00   $   691,254.73     $   683,641.38
Frank M. Semple.............   5.42%      $  180,664.33   $ 1,131,060.57     $ 1,150,034.43
           Total............              $  180,664.33   $ 1,131,060.57     $ 1,150,034.43
Grand Total.................              $7,467,291.96   $28,095,553.22     $32,318,113.58


     In connection with his employment, Williams has agreed to loan Scott E. Schubert approximately $4,000,000 to provide funds to exercise options granted by his former employer. Currently Mr. Schubert has two such loans outstanding, which were made on June 22, 1999, the first in the principal amount of $1,200,000 and bearing an interest rate of 4.98% and the second in the principal amount of $800,000 and bearing an interest rate of 5.37%.

     John C. Bumgarner, one of our directors and our Senior Vice President, Strategic Investments, owns real estate and leases a portion of it to subsidiaries of our company for use as office space. In 1998, payments under these leases approximated $136,782. These leases remain in place, and we expect our subsidiaries to make similar payments approximating $60,000 per month for the term of the leases.

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


     Garry McGuire, formerly Senior Vice President, Solutions until June 30, 1999, has an interest-free loan outstanding from Solutions LLC in the amount of $350,000. This loan was made to enable Mr. McGuire to purchase a new principal residence upon his relocation to Houston.


                 RELATIONSHIP BETWEEN OUR COMPANY AND WILLIAMS


     Williams is currently the beneficial owner of all of our capital stock. Following the completion of the equity offering and the concurrent investments, Williams will continue to be our controlling stockholder and will beneficially own 100% of the outstanding Class B common stock, which will represent approximately 98% of the combined voting power of all of our outstanding capital stock and approximately 86% of the economic interest in our company.


     For so long as Williams continues to beneficially own shares of capital stock representing more than 50% of the combined voting power of our outstanding capital stock, it will be able to approve any matter submitted to a vote of our stockholders without the consent of our other stockholders, including, among other things, the amendment of our restated certificate of incorporation and by-laws and the election of all members of the board of directors. Williams has, however, agreed to elect a director designated by SBC so long as SBC retains more than a 5% equity interest in our capital stock and satisfies the procedural and substantive requirements to provide long distance services originating in a state in its traditional exchange service area. In addition, through its controlling beneficial ownership of us, as well as certain provisions of intercompany agreements discussed below, Williams will be able to exercise a controlling influence over our company, including determinations with respect to mergers or other business combinations involving us, the acquisition or disposition of assets by us, our access to the capital markets, the payment of dividends and any change of control of our company. In these and other situations, various conflicts of interest between us and Williams could arise. Furthermore, ownership interests of our directors and officers in Williams' common stock or service as a director or officer of both us and Williams could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for us and Williams. We cannot assure you that conflicts of interest will not arise or will be resolved in a manner favorable to us.


     Williams has advised us that its current intent is to continue to hold all the Class B common stock beneficially owned by it following the equity offering. However, Williams has no contractual obligation to retain its shares of Class B common stock. Williams has agreed, subject to specified exceptions, not to sell or otherwise dispose of any shares of our Class B common stock for a period of 180 days after the date of this prospectus without the prior written consent of Salomon Smith Barney Inc. and Lehman Brothers Inc. on behalf of the underwriters of the equity offering. As a result, there can be no assurance concerning the period of time during which Williams will maintain its beneficial ownership of our Class B common stock owned by it following the equity offering. In addition, we have agreed that we will, upon the request of Williams, use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of common stock or Class B common stock held by Williams or any of its affiliates.



     The following are summaries of material provisions of the agreements to be entered into by our company with Williams by the completion of the offerings, forms of which we have filed as exhibits to the registration statement. Other than as indicated for a particular agreement or unless terminated by both us and Williams, these agreements would remain in place regardless of the level of Williams' continued ownership interest in our company.

SEPARATION AGREEMENT


     We have entered into a separation agreement with Williams relating to various aspects of our companies' operations that will govern our relationship with each other after the equity offering. Under the separation agreement, we have agreed not to compete with Williams for five years in any area of the energy industry in which Williams currently has operations and Williams has agreed not to compete with us for five years in any area of the telecommunications industry in which we currently have operations, subject to specified exceptions. We and Williams may, however, acquire or invest in an entity engaged in activities reserved to the other provided such activities represent no more than 30% of its consolidated revenues or net income. In the event Williams acquires telecommunications activities reserved to us or we acquire energy activities reserved to Williams pursuant to this exception, the other has a right of first offer to acquire the activities should any be disposed of prior to five years following the consummation of the offerings. Under the separation agreement, if a party decides not to pursue a business opportunity that it has the right to pursue to the exclusion of the other party, it must promptly inform the other party of this decision. The other party would then be free to pursue the opportunity.


     Our restated certificate of incorporation provides that we may not bring any claim against Williams or any of its officers, directors or other affiliates, for breach of any duty, including, but not limited to, the duty of loyalty or fair dealing on account of a diversion of a corporate business opportunity to Williams, unless that opportunity relates solely to a business that we have the right to elect to pursue to the exclusion of Williams pursuant to the separation agreement. Notwithstanding the above, no claim may be made in any event if our directors who are not employees of Williams disclaim the opportunity by a unanimous vote.

     Other components of the separation agreement provide for the following:

     - exchange of participation, service and compensation records of employees who transfer between Williams and us
     - filing of annual reports and compliance with other legal requirements applicable to the parties' employee benefit plans
     - allocation of assets and liabilities under various nonqualified pension and deferred compensation plans maintained by Williams for the benefit of employees and non-employee directors
     - disposition of outstanding stock options, stock appreciation rights and long-term incentive awards
     - allocation of assets and liabilities pertaining to post-retirement life insurance and health care benefits
     - allocation of liabilities for accrued vacation, paid leave and certain other benefits
     - maintenance of insurance coverage consistent with past practices
     - establishment of a separation committee to resolve disputes between us and Williams and arbitration provisions

     Our employees, other than those who work for Solutions, LLC, are jointly employed by other subsidiaries of Williams which provide administrative services related to their employment. We have entered into personnel services agreements providing for reimbursement by us of the actual costs incurred by the services companies related to our employees. Williams also pays the services companies a fee for administration. Under the separation agreement, we have agreed to reimburse Williams for our portion of the fee. A Williams subsidiary also performs risk management services for us and other Williams subsidiaries. Williams compensates the risk management subsidiary for its actual costs incurred, a portion of which is related to our business.

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

Under the separation agreement, we have agreed to reimburse the risk management subsidiary for our portion of the costs.

ALGAR TELECOM CALL OPTION


     We have entered into an agreement with Williams granting us the option to acquire Williams' equity and debt interests in Algar Telecom. For more information, see the section of this prospectus entitled "Business -- Our strategic investments unit -- International -- Algar Telecom."


TAX SHARING AGREEMENT

     In the past, we have been included in Williams' federal consolidated income tax group. After the offerings and the closing of the concurrent investments, it is expected that we will continue to be included in the Williams federal consolidated income tax group. In this case, our federal income tax liability would be included in the consolidated federal income tax liability of Williams and its subsidiaries. We also expect to be included with Williams and/or certain of its subsidiaries in combined, consolidated or unitary income tax groups for state income tax purposes. We have entered into a tax sharing agreement with Williams under which we and Williams will make payments such that, for any period, the amount of federal income taxes we will pay will, subject to certain adjustments, generally be determined as though we were filing separate federal income tax returns (including amounts determined to be due under such agreement as a result of an audit or otherwise). Under the tax sharing agreement, our losses or other similar tax attributes realized for periods prior to the equity offering will be utilized or retained by the Williams group and thus will not be available to us in order to reduce our hypothetical separate tax liability. We will be responsible for any increases in federal income tax liabilities resulting to Williams and its subsidiaries if these losses or attributes are reduced by audit or otherwise. If, for any period after consummation of the equity offering, we have a current realized operating loss determined on such a hypothetical separate tax return basis, we will not owe any payments under the tax sharing agreement for that tax year, and, in general, we will be allowed to carry over the loss to other tax years in which we are a member of the Williams federal consolidated income tax group in order to offset our income determined on this hypothetical separate tax return basis for other tax years. However, if we are unable to utilize any loss on a hypothetical separate tax return basis, Williams will be entitled to utilize the loss without paying us for it. If we cease to be included in the Williams federal consolidated income tax group, we will not be entitled to receive the benefit of any carryforward of any loss to offset our income for any tax years thereafter where such loss has been utilized by the Williams group. We will also be required to pay Williams for any tax attribute that we are entitled to use after leaving the Williams federal consolidated income tax group if we have already received the benefit of this tax attribute under the tax sharing agreement. Therefore, we generally will receive the benefit of a loss only if we are able to offset the loss against our income while we are a member of the Williams federal consolidated income tax group. We cannot guarantee that we will earn any income against which we can offset any loss while we are a member of the Williams federal consolidated income tax group and, thus, that we will obtain any benefit from losses generated while we are a member of the Williams group.

     Since we expect to continue to be included in the Williams federal consolidated income tax group, Williams will continue to have all the rights of a parent of a consolidated group. Williams will have sole and absolute responsibility for, and sole and absolute discretion with respect to, the following:

     - preparing any of our income and other tax returns, including, without limitation, amended returns or claims for refunds

     - representing us with respect to any tax audit or tax contest, including, without limitation, settling or compromising any tax controversy
     - engaging outside counsel and accountants with respect to tax matters regarding us
     - performing other acts and duties with respect to our tax returns as Williams determines to be appropriate
     - interpreting and applying the tax sharing agreement and determining any disputes that arise under it

     The general principles of the tax sharing agreement will also apply to state income taxes (and, in the sole and absolute discretion of Williams, may also apply to foreign, local, other state and other federal taxes) with respect to which we are included with Williams and/or certain of its subsidiaries in consolidated, combined or unitary groups. Thus, we will be responsible for any foreign tax liability arising from our business activities.

     To the extent permitted by applicable state laws, Williams will continue to have all the rights of a parent of a combined, consolidated or unitary income tax group. The tax sharing agreement will remain in effect so long as and to the extent that we are included with Williams and/or any of its subsidiaries in any combined, consolidated or unitary income tax group in any taxing jurisdiction and the statute of limitations for these returns remains open.

     Under the administrative services agreement, the amounts that we will pay Williams will encompass reimbursement to Williams for all direct and indirect costs and expenses incurred with respect to our share of the overall costs and expenses incurred by Williams with respect to tax-related services.

     In general, we will be included in Williams' consolidated group for federal income tax purposes for so long as Williams beneficially owns at least 80% of the total voting power and value of our outstanding common stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of the consolidated group for the period during which it was a member of this consolidated group. Accordingly, although the tax sharing agreement allocates tax liabilities between us and Williams during the period in which we are included in Williams' federal consolidated income tax group and provides that Williams will indemnify us for any tax liabilities not allocated to us, we could be liable for any federal income tax liabilities incurred, but not discharged, by any other member of Williams' federal consolidated income tax group. Similar principles may apply for combined, consolidated, or unitary state income tax purposes.

INDEMNIFICATION AGREEMENT

     We and Williams have entered into an indemnification agreement which provides that each party to the agreement will indemnify the other party and its directors, officers, employees, agents and representatives for liabilities under federal or state securities laws as a result of the offerings, including liabilities arising out of or based upon alleged misrepresentations in or omissions from the registration statements. Each party will indemnify the other party for liabilities, which also include taxes, that may be incurred by the other party relating to, resulting from or arising out of the business and operations conducted or formerly conducted, or assets formerly owned, by the indemnifying party and its subsidiaries. However, where Williams is the indemnifying party, it will not indemnify us for any liabilities relating to, resulting from or arising out of our business and operations and assets. Each party will indemnify the other party for liabilities, which also include taxes, that may be incurred by that other party relating to, resulting from or arising out of the failure by each party to comply with other agreements executed in connection with the offerings, except to the extent caused by the other party.

     The indemnification agreement also provides that we indemnify Williams for any liabilities incurred by Williams under the guarantees of Williams' obligations with respect to us or any other of our liabilities that are imposed on Williams and that we will pay Williams for the direct cost, if any, of maintaining these guarantees or for the costs of defending a claim asserting any potentially covered liability.


     Williams currently guarantees our obligations under the interim credit facility and the asset defeasance program, each of which we describe in the section of this prospectus entitled "Description of Other Indebtedness and Other Financing Arrangements." Williams' guarantee of our obligations under the asset defeasance program will continue following the offerings. Williams' guarantee of the interim credit facility will continue until this agreement is replaced by our new permanent credit and short term loan facilities. Williams will also guarantee our obligations under the short term loan facility and the permanent credit facility. Williams' guarantee of the permanent credit facility will terminate upon the completion of the offerings provided certain conditions are met. Williams also has guaranteed and entered into other contingent obligations in connection with financings by ATL in total amount of approximately $67 million.


REGISTRATION RIGHTS AGREEMENT

     We and Williams have entered into a registration rights agreement which provides that, upon the request of Williams, we will use our reasonable efforts to effect the registration under the applicable federal and state securities laws of any shares of common stock, and any other securities issued in connection in respect of or exchange for the common stock, held by Williams and will take any other action necessary to permit the sale of these securities in other jurisdictions, subject to certain specified limitations. However, Williams has advised us that it has no current plan or intention to dispose of its shares of our Class B common stock. For the foreseeable future, Williams will also have the right, which it may exercise at any time and from time to time, to include shares of common stock held by it in certain other registrations of our common equity securities we initiate on our own behalf or on behalf of other stockholders. Williams will pay the out-of-pocket costs and expenses of registration for registrations which it initiates. We have agreed to pay all out-of-pocket costs and expenses, other than underwriting discounts and commissions, in connection with the registrations we initiate in which Williams participates. Our restated certificate of incorporation provides that any shares of Class B common stock sold or otherwise transferred to any person other than a Williams affiliate are automatically converted into common stock.

ADMINISTRATIVE SERVICES AGREEMENT

     The administrative services agreement provides for Williams to continue to provide similar financial management services, information services, legal and contract services, risk management, human resources services, corporate planning and other management support services to us as it has in the past. Under the terms of the administrative services agreement, all of the services will be rendered by Williams or subsidiaries of Williams subject to our oversight, supervision and approval through our board of directors.

     The administrative costs we will pay to Williams and its subsidiaries pursuant to the administrative services agreement are allocated pursuant to an established formula based on actual costs and is believed to be equal to or less than the fees that would be paid if these services were to be provided by an independent third party.

     The administrative services agreement will become effective upon the completion of the equity offering and shall terminate on December 31, 2005 unless earlier terminated by Williams or us. The administrative services agreement would be automatically renewed for additional terms of two years unless either party gives at least six months' written notice prior to a scheduled termination date. The administrative services agreement can be terminated upon a material breach by either party and will be terminated upon a change of control of our company. A change of control shall be deemed to have occurred if:

     (a) Williams or the companies controlled by Williams should own shares representing less than the majority of the voting power of our then-outstanding common stock;

     (b) the majority of the seats of our board of directors shall be occupied by persons who are neither nominated by Williams or by our board of directors, nor appointed by our directors so nominated; or

     (c) any person or group other than Williams and the companies controlled by Williams shall directly or indirectly have the power to exercise a controlling influence over us.

     Upon a change of control, we will enter into good faith negotiations with Williams concerning an acceptable form of transition agreement providing for Williams to make available, at cost, necessary services to us until a time when we can provide these services for ourselves or obtain them from some other source.

     Williams and its affiliates incur certain costs on our behalf, primarily insurance coverage and related risk management services provided by non-affiliates, benefits provided to our employees under Williams' benefit plans, payroll administration, bank fees, certain utility costs, employee relocation and other costs. Williams and its affiliates either directly charge these costs to us or, for a shared service or cost, allocate a portion of these costs to us based for insurance coverage on various risk exposure factors and otherwise primarily on actual usage.

     The amount paid by us during the year ended December 31, 1998 for all of the services provided during that year that in the future will be provided under the administrative services agreement was approximately $25 million.

SERVICE AGREEMENT


     We have entered into a service agreement with Williams Information Services Corporation, a wholly-owned subsidiary of Williams. Under this agreement, WISC will provide data processing computer-related services to us. These services include mainframe operations, help desk support, network services, mid-range operations, general data center operations, technical support, development services and hardware and software procurement assistance. Services are generally charged at cost on a usage basis plus a 15% management fee. Any procured items are transferred at actual cost. The amount paid by us during the year ended December 31, 1998 for all of the services provided during that year that in the future will be provided under the service agreement was $4,760,000.


LEASE AGREEMENT


     We have leases with various Williams affiliates providing for the leasing of office and other space. The total charges for leased space during the year ended December 31, 1998 for leases provided during that year that in the future will be provided under lease agreements was $3,664,000. The lease charges are based on occupied square footage and terms approximate market. In addition, we reimburse Williams affiliates for the cost of leased space utilized by our employees at these affiliates' locations.

CROSS-LICENSE AGREEMENT

     The cross-license agreement addresses Williams' and our respective rights and obligations after the equity offering with respect to intellectual property, inventions and trademarks and trade names as well as the use of proprietary information by employees of Williams and us. Williams and WISC license at no cost to us certain intellectual property to us, effective as of the equity offering. Similarly we will cross license at no cost to Williams certain intellectual property to Williams on the same terms as their license to us. Among other things, for so long as Williams shall beneficially own at least 50% of the voting power of our outstanding common stock, we are permitted to continue our use of the Williams trademark and brand names.

TECHNICAL, MANAGEMENT AND ADMINISTRATIVE SERVICES AGREEMENT

     The technical, management and administrative services agreement provides for Williams to continue to provide to us the same management services relating to our international operations and investments after the offerings as it has in the past. Under the terms of the management agreement, all of the services will be rendered by Williams or subsidiaries of Williams subject to our oversight, supervision and approval through our board of directors.

     The management costs we will pay to Williams and its subsidiaries pursuant to the management agreement are allocated pursuant to an established formula based on actual costs and is believed to be equal to or less than the fees that would be paid if these services were to be provided by an independent third party.

CONFLICTS OF INTEREST

     Conflicts of interest may arise between us and Williams in a number of areas relating to our past and ongoing relationships with Williams, including potential acquisitions of businesses or properties or other corporate opportunities, potential competitive business activities, the election of new or additional directors, payment of dividends, incurrence or repayment of debt, tax matters, financial commitments, marketing functions, indemnity arrangements, registration rights, administration of benefits plans, service arrangements, issuances of our capital stock, sales or distributions by Williams of its shares of our Class B common stock, the exercise of the right to purchase Williams' investment in Algar and the exercise by Williams of its ability to control our management and affairs. Although the separation agreement contains certain non-compete provisions, in many circumstances we and Williams are free to compete with one another.

     We and Williams may enter into material transactions and agreements in the future in addition to those described above. Our board of directors will utilize procedures in evaluating the terms and provisions of any material transactions between us and Williams or its affiliates as our board of directors may deem appropriate in light of its fiduciary duties under state law. In any evaluation, our board of directors may rely on management's statements and opinions and may or may not utilize outside experts or consultants or obtain independent appraisals or opinions. One of our directors is both a senior officer and director, and six of our directors are also senior officers, of Williams. These directors and officers may have conflicts of interest with respect to matters potentially or actually involving or affecting us or Williams, such as acquisitions, financing and other corporate opportunities that may be suitable both for us and for Williams. To the extent that opportunities arise, these directors may consult with their legal advisors and make a determination after considering a number of factors, including whether such an opportunity is within our line of business or consistent with our strategic objectives and whether we will be able to undertake or benefit from a particular opportunity. In addition, determinations may be made by our board of directors, and when appropriate, by the vote of the disinterested directors only. Despite the foregoing, there can be no assurance that conflicts will be resolved in our favor.

     For so long as Williams controls at least 50% of the voting power of our outstanding capital stock, our directors and officers will, subject to certain limitations, be indemnified by Williams and insured under insurance policies maintained by Williams against liability for actions taken, or omitted to be taken, in their capacities as our directors and officers, including actions or omissions that may be alleged to constitute breaches of the fiduciary duties owed by our directors and officers to us and our stockholders. This insurance may not be applicable to certain of the claims which Williams may have against us under the indemnification agreement or otherwise.

                            DESCRIPTION OF THE NOTES

GENERAL

     The notes will be issued under an indenture between WCG and The Bank of New York, as trustee. We have filed a copy of the indenture as an exhibit to the registration statement which includes this prospectus. In this description of the notes, the term "WCG" refers to Williams Communications Group, Inc. and does not include its subsidiaries, except for purposes of financial data determined on a consolidated basis. You can find the definitions of capitalized terms used in this section in the section below entitled "-- Certain definitions."

     The following description is a summary of the material provisions of the indenture. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. The terms of the notes also include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act.

BRIEF DESCRIPTION OF THE NOTES

The notes:

     - are senior unsecured obligations of WCG;

     - rank equally with all existing and future senior unsecured indebtedness of WCG;

     - rank senior to all existing and future indebtedness of WCG expressly subordinated in right of payment to the notes;

     - are subordinated to all existing and future indebtedness and other liabilities, including trade payables, of WCG's subsidiaries as described below under "-- Ranking";


     - accrue interest from the date they are issued at a rate of ___%, which is payable semi-annually; and


     - mature on __________, 200_.

WCG has agreed that it will offer to repurchase the notes under the circumstances described in the indenture upon:

     - a Change of Control Triggering Event; or

     - Asset Dispositions by WCG or any of its Restricted Subsidiaries.

The indenture also contains the following covenants:

     - limitation on consolidated Debt;

     - limitation on Debt of Restricted Subsidiaries;

     - limitation on Restricted Payments;

     - limitation on dividend and other payment restrictions affecting Restricted Subsidiaries;

     - limitation on Liens;

     - limitation on Sale and Leaseback Transactions;

     - limitation on Asset Dispositions;

     - limitation on issuance and sales of Capital Stock of Restricted Subsidiaries;

     - limitation on transactions with Affiliates;

     - reports;

     - limitation on designations of Unrestricted Subsidiaries; and

     - limitation on mergers, consolidations and certain sales of assets.

RANKING

     Substantially all the operations of WCG are conducted through its subsidiaries and, therefore, WCG is dependent upon cash flow from those entities to meet its obligations. The payment of dividends and the making of loans and advances to WCG by its subsidiaries are subject to various restrictions. Future debt of certain of the subsidiaries may prohibit the payment of dividends or the making of loans or advances to WCG. In addition, the ability of subsidiaries of WCG to make such payments, loans or advances to WCG is limited by the laws of the relevant jurisdictions in which such subsidiaries are organized or located. In some cases, the prior or subsequent approval of such payments, loans or advances by such subsidiaries to WCG may be required from applicable regulatory bodies or other governmental entities.


     WCG's subsidiaries will have no direct obligation to pay amounts due on the notes unless they become Guarantors. The notes effectively will be subordinated to all existing and future indebtedness and other liabilities of WCG's subsidiaries that are not Guarantors, including trade payables and indebtedness under the Williams note, the permanent credit facility and our asset defeasance program. As of the date of the indenture, none of WCG's subsidiaries will be Guarantors. As of March 31, 1999, after giving pro forma effect to the offerings, the concurrent investments, the recharacterization of $200 million of paid-in-capital to amounts due to Williams and the application of the net proceeds from these transactions, WCG's subsidiaries would have had $3.0 billion of liabilities outstanding, including $1.0 billion under the Williams note. The indenture permits WCG and its subsidiaries to incur substantial amounts of additional indebtedness and other liabilities. Any rights of WCG and its creditors, including the holders of notes, to participate in the assets of any of WCG's subsidiaries upon any liquidation or reorganization of any such subsidiary will be subject to the prior claims of that subsidiary's creditors, including trade creditors. See the section of this prospectus entitled "Risk Factors -- Risks relating to our notes -- Your right to receive payment on the notes is effectively junior to existing and future debt of our subsidiaries -- the rights of holders of notes to participate in the assets of any of our subsidiaries upon liquidation or reorganization of any subsidiary will be subject to the prior claims of that subsidiary's creditors" for more information.


PRINCIPAL, MATURITY AND INTEREST

     WCG will issue notes in this offering with a maximum aggregate principal amount of $____ billion. The notes will mature on ____, 200_. The notes will bear interest at the rate of ____% per annum from ____ or from the most recent date to which interest has been paid. Interest will be payable in cash semiannually in arrears on ____ and ____, commencing ____. WCG will make each interest payment to the persons who are registered holders of the notes at the close of business on the preceding ____ or ____. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

     Principal of, premium, if any, and interest on the notes will be payable, and the notes may be exchanged or transferred, at the office or agency of WCG, which, unless otherwise provided by WCG, will be the offices of the trustee. At the option of WCG, interest may be paid by check mailed to the registered holders at their registered addresses. The notes will be issued without coupons and in fully registered form only, in minimum denominations of $1,000 and integral multiples thereof. The notes will be issued only against payment in immediately available funds. No service charge will be made for any registration of transfer or exchange of
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

the notes, but WCG may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with the registration, transfer or exchange of the notes.

BOOK-ENTRY SYSTEM

     The notes will initially be issued in the form of global securities held in book-entry form. The notes will be deposited with the trustee as custodian for The Depository Trust Company (DTC), and DTC or its nominee will initially be the sole registered holder of the notes for all purposes under the indenture. Except as set forth below, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC.

     Upon the issuance of a global security, DTC or its nominee will credit, on its internal system, the accounts of persons holding through it with the respective principal amounts of the individual beneficial interest represented by such global security purchased by such persons in this offering. Ownership of beneficial interests in a global security will be limited to participants, who are persons that have accounts with DTC, or persons that may hold interests through participants. Ownership of beneficial interests by participants in a global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for such global security. Ownership of beneficial interests in such global security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

     Payment of principal, premium, if any, and interest on notes represented by any such global security will be made to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the notes represented thereby for all purposes under the indenture. None of WCG, the trustee or any agent of WCG will have any responsibility or liability for any aspect of DTC's reports relating to or payments made on account of beneficial ownership interests in a global security representing any notes or for maintaining, supervising or reviewing any of DTC's records relating to such beneficial ownership interests.

     WCG has been advised by DTC that, upon receipt of any payment of principal of, premium, if any, or interest on any global security, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such global security, as shown on the records of DTC. WCG expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     So long as DTC or its nominee is the registered owner or holder of such global security, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global security for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the indenture and the notes. Beneficial interests in the notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as provided above, owners of beneficial interests in a global security will not be entitled to receive physical delivery of certificated notes in definitive form and will not be considered the holders of such global security for any purposes under the indenture. Accordingly, each person owning a beneficial interest in a

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global security must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture. WCG understands that under existing industry practices, if WCG requests any action of holders or that an owner of a beneficial interest in a global security desires to give or take any action that a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interest to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     DTC has advised WCG that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account with DTC interests in the global security are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction.

     Although DTC has agreed to these procedures in order to facilitate transfers of interests in global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of WCG, the trustee or any agent of WCG will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     DTC has advised WCG that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thus eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom, and/or their representatives, own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

CERTIFICATED NOTES

     Notes represented by a global security are exchangeable for certificated notes only if:

     - DTC notifies WCG that it is unwilling or unable to continue as a depository for such global security or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depository is not appointed by WCG within 90 days; or

     - there shall have occurred and be continuing an Event of Default or an event which, with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the notes represented by such global security.

     Any global security that is exchangeable for certificated notes pursuant to the preceding sentence will be transferred to, and registered and exchanged for, certificated notes in authorized denominations and registered in such names as DTC or its nominee holding such global security may direct. Subject to the above, a global security is not exchangeable, except for a global

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security of like denomination to be registered in the name of DTC or its nominee. If a global security becomes exchangeable for certificated notes:

     - certificated notes will be issued only in fully registered form in denominations of $1,000 or integral multiples of $1,000;

     - payment of principal, premium, if any, and interest on the certificated notes will be payable, and the transfer of the certificated notes will be registrable, at the office or agency of WCG maintained for such purposes; and

     - no service charge will be made for any issuance of the certificated notes, although WCG may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection with the issuance of the certificated notes.

OPTIONAL REDEMPTION

     Prior to ____________, 200_, we may redeem all or part of the notes at any time upon not less than 30 nor more than 60 days' notice at the Make-Whole Price, plus accrued and unpaid interest on the notes, if any, to the redemption date.

     On or after ____, 200_, WCG may redeem all or part of the notes upon not less than 30 nor more than 60 days' prior notice, at the redemption prices set forth below, plus accrued and unpaid interest on the notes, if any, to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve months beginning ____, of the years indicated below:

YEAR                                            REDEMPTION PRICE
----                                            ----------------
200_..........................................         __%
200_..........................................         __%
200_..........................................         __%
200_ and thereafter...........................        100%

     In addition, at any time or from time to time prior to ____, 2002, WCG may redeem up to 35% of the original aggregate principal amount of the notes at a redemption price equal to ____% of the principal amount of the notes so redeemed, plus accrued and unpaid interest on the notes, if any, to the redemption date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds of one or more private placements to Persons other than Affiliates of WCG or public offerings of common stock of WCG, in each case resulting in gross proceeds to WCG of at least $100 million in the aggregate; provided that

     - at least 65% of the original aggregate principal amount of the notes would remain outstanding immediately after giving effect to such redemption;

     - any such redemption shall be made within 90 days of such private placement or public offering upon not less than 30 nor more than 60 days' prior notice; and

     - any such redemption may not occur with or after a Change of Control.

     In the case of any partial redemption, the trustee will make the selection of notes on a pro rata basis, by lot or by such other method as the trustee in its sole discretion shall deem to be fair and appropriate, but no note of $1,000 in principal amount or less shall be redeemed in part. If any note is to be redeemed in part, the notice of redemption relating to such note shall state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion will be issued in the name of the holder upon cancellation of the original note.

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MANDATORY REDEMPTION

     Except as set forth below under the sections entitled "-- Certain covenants -- Change of control triggering event" and "-- Limitation on asset dispositions," WCG is not required to make mandatory redemption payments or sinking fund payments with respect to the notes.

CERTAIN COVENANTS

     Set forth below are the material covenants contained in the indenture.

     Limitation on consolidated debt. (a) WCG may not, and may not permit any Restricted Subsidiary to, directly or indirectly, Incur any Debt, unless, after giving pro forma effect to such Incurrence and the receipt and application of the net proceeds of such Incurrence, no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence and either:

          (1) the ratio of (A) the aggregate consolidated principal amount, or, in the case of Debt issued at a discount, the then Accreted Value, of Debt of WCG outstanding as of the most recent available quarterly or annual balance sheet, after giving pro forma effect to

        - the Incurrence of such Debt and any other Debt Incurred and that remains outstanding on the date as of which the Debt to be Incurred is to be Incurred (the "incurrence date") since such balance sheet date and the receipt and application of the net proceeds thereof, in each case as if such Incurrence, receipt and application had occurred on such balance sheet date, and

        - the repayment, repurchase, retirement or extinguishment of any Debt since such balance sheet date, as if such repayment, repurchase, retirement or extinguishment had occurred on such balance sheet date, to

     (B) Consolidated Cash Flow Available for Fixed Charges for the four full fiscal quarters next preceding the Incurrence of such Debt for which consolidated financial statements are available, determined on a pro forma basis as if any such Debt had been Incurred and the proceeds of such Debt had been applied, and any material Investment in, or acquisition or disposition of, any material asset outside the ordinary course of business consummated during, or since the end of, such period of four fiscal quarters had occurred at the beginning of such four fiscal quarters, would be less than 5.0 to 1.0; or

          (2) WCG's Consolidated Capital Ratio is less than 2.25 to 1.0 as of the most recent available quarterly or annual balance sheet, after giving pro forma effect to

        - the Incurrence of such Debt and any other Debt Incurred and that remains outstanding on the incurrence date since such balance sheet date as if such Incurrence had occurred on such balance sheet date,

        - the repayment, repurchase, retirement or extinguishment of any Debt since such balance sheet date, as if such repayment, repurchase or extinguishment had occurred on such balance sheet date,

        - the issuance of any Capital Stock, other than Disqualified Stock, of WCG since such balance sheet date, including the issuance of any Capital Stock to be issued concurrently with the Incurrence of such Debt, as of such Incurrence had occurred on such balance sheet date, and

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

        - the receipt and application of the net proceeds of such Debt or Capital Stock, as the case may be, as if such receipt and application of the proceeds therefrom had occurred on the balance sheet date.

     (b) The restrictions in paragraph (a) do not prevent WCG or any Restricted Subsidiary from Incurring any and all of the following, each of which shall be given independent effect:

          (1) Debt under the notes, the indenture or any Domestic Restricted Subsidiary Guarantee;

          (2) Debt under Credit Facilities in an aggregate principal amount outstanding or available (together with all refinancing Debt outstanding or available pursuant to clause (8) below in respect of Debt previously Incurred pursuant to this clause (2)) at any one time not to exceed the greater of

             (x) $2.0 billion, less

            - the amount of all mandatory principal payments actually made by
              WCG or any Restricted Subsidiary in respect of term loans thereunder (excluding any such payments to the extent refinanced at the time of payment under a new Credit Facility) and

            - in the case of a revolving facility, reduced by any required permanent repayments actually made (which are accompanied by a corresponding permanent commitment reduction) under the revolving facility (excluding any such repayments and commitment reductions to the extent refinanced and replaced at the time under a new Credit Facility), and

             (y) 85% of the Eligible Receivables;

          (3) Purchase Money Debt; provided that the amount of such Purchase Money Debt does not exceed 100% of the cost of the construction, installation, acquisition, lease, development or improvement of the applicable Telecommunications Assets;

          (4) Subordinated Debt of WCG; provided, however, that the aggregate principal amount of such Debt, together with any other outstanding Debt Incurred pursuant to this clause (4), shall not exceed $500 million at any one time (which amount shall be permanently reduced by the amount of Net Available Proceeds used to repay Subordinated Debt of WCG, and not reinvested in Telecommunications Assets or used to purchase notes or repay other Debt, pursuant to the covenant described in the section below entitled "-- Limitation on asset dispositions"), except to the extent such Debt in excess of $500 million

             (A) is subordinated to all other Debt of WCG other than Debt
                 Incurred pursuant to this clause (4) in excess of such $500 million limitation,

             (B) does not provide for the payment of cash interest on such Debt prior to the Stated Maturity of the notes, and

             (C) does not

            - provide for payments of principal of such Debt at stated maturity or by way of a sinking fund applicable to the payment of such Debt or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by WCG (including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of the acceleration of any payment with respect to such Debt upon any event of default

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              under such Debt), in each case on or prior to the Stated Maturity of the notes, and

            - permit redemption or other retirement, including pursuant to an offer to purchase made by WCG, of such Debt at the option of the holder of such Debt on or prior to the Stated Maturity of the notes,

            other than, in the case of each of these points under (C), a redemption or retirement at the option of the holder of such Debt, including pursuant to an offer to purchase made by WCG, which is conditioned upon a change of control or asset disposition pursuant to provisions substantially similar to those described in the sections below entitled "-- Change of control triggering event" and "-- Limitation on asset dispositions";

          (5) Debt outstanding on the date of the indenture;

          (6) Debt owed by WCG to any Restricted Subsidiary of WCG or Debt owed by a Restricted Subsidiary of WCG to WCG or a Restricted Subsidiary of WCG; provided, however, that

        - upon any subsequent transfer, conveyance or other disposition by any such Restricted Subsidiary or WCG of any Debt so permitted to a Person other than WCG or another Restricted Subsidiary of WCG or

        - if for any reason such Restricted Subsidiary ceases to be a Restricted Subsidiary,

     the provisions of this clause (6) shall no longer be applicable to such Debt and such Debt shall be deemed to have been Incurred by the issuer thereof at the time of such transfer, conveyance or other disposition or when such Restricted Subsidiary ceases to be a Restricted Subsidiary;

          (7) Debt Incurred by a Person prior to the time

             (A) such Person became a Restricted Subsidiary,

             (B) such Person merges into or consolidates with a Restricted Subsidiary or

             (C) another Restricted Subsidiary merges into or consolidates with such Person, in a transaction in which such Person becomes a Restricted Subsidiary, which Debt was not Incurred with, or in anticipation of, such transaction or such Person becoming a Restricted Subsidiary.

          (8) Debt Incurred to renew, extend, refinance, defease, repay, replace, prepay, repurchase, redeem, retire, exchange or refund (each, a "refinancing") Debt Incurred pursuant to clause (1), (2), (3), (5), (7),
     (12) or (13) of this paragraph (b) or this clause (8), in an aggregate principal amount, or if issued at a discount, the then Accreted Value, not to exceed the aggregate principal amount, or if issued at a discount, the then Accreted Value, of and accrued interest on the Debt so refinanced plus the amount of any premium, accrued interest, prepayment penalties, fees and expenses required to be paid with such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium or accrued interest reasonably determined by the board of directors of WCG as necessary to accomplish such refinancing by means of a redemption, tender offer or privately negotiated repurchase plus the amount of fees and expenses incurred with such redemption, tender offer or privately negotiated repurchase; provided, however, that

          - the refinancing Debt shall not be senior in right of payment to the Debt that is being refinanced and

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

          - in the case of any refinancing of Debt Incurred pursuant to clause
            (1), (5), (7) or (12), or, if such Debt previously refinanced Debt Incurred pursuant to any such clause, this clause (8), the refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued,

          (x) does not provide for payments of principal of such Debt at stated maturity or by way of a sinking fund applicable to the payment of such Debt or by way of any mandatory redemption, defeasance, retirement or repurchase thereof by WCG, including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of the acceleration of any payment with respect to such Debt upon any event of default under such Debt, in each case prior to the time the same are required by the terms of the Debt being refinanced and

          (y) does not permit redemption or other retirement, including pursuant to an offer to purchase made by WCG, of such Debt at the option of the holder of such Debt prior to the time the same are required by the terms of the Debt being refinanced, other than, in the case of clause (x) or (y), any such payment, redemption or other retirement, including pursuant to an offer to purchase made by WCG, which is conditioned upon a change of control or asset sale pursuant to provisions substantially similar to those described in the sections below entitled "-- Change of control triggering event" and "-- Limitation on asset dispositions";

     provided further that the above clauses (x) and (y) and the limitation on the aggregate principal amount referred to above in this clause (8) shall not apply to any refinancing of all of the notes then outstanding;

          (9) Debt

             (A) in respect of performance, surety or appeal bonds, Guarantees, letters of credit or reimbursement obligations Incurred or provided in the ordinary course of business securing the performance of contractual, franchise, lease, self-insurance or license obligations and not in connection with the Incurrence of Debt or

             (B) in respect of customary agreements providing for indemnification, adjustment of purchase price after closing, or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any such obligations of WCG or any of its Restricted Subsidiaries pursuant to such agreements, Incurred in connection with the disposition of any business, assets or Restricted Subsidiary of WCG (other than Guarantees of Debt Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of WCG for the purpose of financing such acquisition) and in an aggregate principal amount not to exceed the gross proceeds actually received by WCG or any Restricted Subsidiary in connection with such disposition;

          (10) Debt consisting of Permitted Interest Rate or Currency Protection Agreements;

          (11) Debt secured by Receivables originated by WCG or any Restricted Subsidiary and related assets; provided that such Debt is nonrecourse to WCG and any of its other Restricted Subsidiaries; provided further, that Receivables shall not be available at any time to secure Debt under this clause (11) to the extent that they are used as the basis for the Incurrence of Debt pursuant to clause (2)(y) of this paragraph (b);

          (12) Debt Incurred after the date of the indenture pursuant to the Williams note, including Debt Incurred in lieu of payments under the Williams Intercompany Arrangements and any accrual of interest that is capitalized under, or added to the principal amount of, the Williams note; provided that the aggregate amount of such Debt Incurred in lieu of payments under the Williams Intercompany Arrangements, other than in respect of any such accrual of interest, in reliance on this clause (12) does not exceed $25 million in any 12-month period;

          (13) Debt Incurred pursuant to the lease, dated as of September 2, 1998, between 1998 WCI Trust, as lessor, and Williams Communications, Inc., as lessee, in an aggregate principal amount not to exceed $750 million at any one time outstanding; and

          (14) Debt not otherwise permitted to be Incurred pursuant to clauses
     (1) through (13) above, which, together with any other outstanding Debt Incurred pursuant to this clause (14), has an aggregate principal amount not in excess of $50 million at any time outstanding.

     Notwithstanding any other provision of this "-- Limitation on consolidated debt" covenant, the maximum amount of Debt that WCG or a Restricted Subsidiary may Incur pursuant to this "-- Limitation on consolidated debt" covenant will not be exceeded solely as a result of fluctuations in the exchange rates of currencies.

     For purposes of determining any particular amount of Debt under this "-- Limitation on consolidated debt" covenant:

     - Guarantees, Liens or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included; and

     - any Liens granted for the benefit of the notes pursuant to the equal and ratable provisions referred to in the covenant described in the section below entitled "-- Limitation on liens" shall not be treated as Debt.

     For purposes of determining compliance with this "-- Limitation on consolidated debt" covenant, if an item of Debt meets the criteria of more than one of the types of Debt described in the above clauses, WCG, in its sole discretion, may classify such item of Debt and only be required to include the amount and type of such Debt in one of such clauses, but also may classify a portion of such item of Debt in more than one of such clauses and in any order WCG so chooses.

     Limitation on debt of restricted subsidiaries. WCG may not permit any Restricted Subsidiary that is not a Guarantor to Incur any Debt except any and all of the following, each of which shall be given independent effect:

          (1) Domestic Restricted Subsidiary Guarantees;

          (2) Debt outstanding on the date of the indenture;

          (3) Debt of Restricted Subsidiaries under Credit Facilities permitted to be Incurred pursuant to clause (2) of paragraph (b) of the section above entitled "-- Limitation on consolidated debt";

          (4) Purchase Money Debt of Restricted Subsidiaries permitted to be Incurred pursuant to clause (3) of paragraph (b) of the section above entitled "-- Limitation on consolidated debt";

          (5) Debt owed by a Restricted Subsidiary to WCG or a Restricted Subsidiary of WCG permitted to be Incurred pursuant to clause (6) of paragraph (b) of the section above entitled "-- Limitation on consolidated debt";

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

          (6) Debt of Restricted Subsidiaries consisting of Permitted Interest Rate or Currency Protection Agreements permitted to be Incurred pursuant to clause (10) of paragraph (b) of the section above entitled "-- Limitation on consolidated debt";

          (7) Debt of Restricted Subsidiaries permitted to be Incurred under clause (7) of paragraph (b) of the section above entitled "-- Limitation on consolidated debt";

          (8) Debt of Restricted Subsidiaries permitted to be Incurred under clause (9) or (14) of paragraph (b) of the section above entitled
     "-- Limitation on consolidated debt";

          (9) Debt of Restricted Subsidiaries secured by Receivables originated by WCG or any Restricted Subsidiary and related assets permitted to be Incurred under clause (11) of paragraph (b) of the section above entitled "-- Limitation on consolidated debt";

          (10) Debt permitted to be Incurred pursuant to clause (12) of paragraph (b) of the section above entitled "-- Limitation on consolidated debt";

          (11) Debt Incurred pursuant to the lease, dated as of September 2, 1998, between 1998 WCI Trust, as lessor, and Williams Communications, Inc., as lessee, in an aggregate principal amount not to exceed $750 million at any one time outstanding; and

          (12) Debt which is Incurred to refinance any Debt of a Restricted Subsidiary permitted to be Incurred pursuant to clauses (1), (2), (3), (4),
     (7), (10) or (11) of this paragraph or this clause (12), in an aggregate principal amount (or if issued at a discount, the then Accreted Value) not to exceed the aggregate principal amount (or if issued at a discount, the then Accreted Value) of the Debt so refinanced, plus the amount of any premium, prepayment penalties, accrued interest, fees and expenses required to be paid for such refinancing pursuant to the terms of the Debt so refinanced or the amount of any premium or accrued interest reasonably determined by the board of directors of WCG as necessary to accomplish such refinancing by means of a redemption, tender offer or privately negotiated repurchase, plus the amount of fees and expenses of WCG and the applicable Restricted Subsidiary Incurred with such refinancing; provided, however, that, in the case of any refinancing of Debt Incurred pursuant to clause
     (1), (2) or (7) or, if such Debt previously refinanced Debt Incurred pursuant to any such clause, this clause (12), the refinancing Debt by its terms, or by the terms of any agreement or instrument pursuant to which such Debt is issued,

             (x) does not provide for payments of principal at the stated maturity of such Debt or by way of a sinking fund applicable to such Debt or by way of any mandatory redemption, defeasance, retirement or repurchase of such Debt by WCG or any Restricted Subsidiary, including any redemption, retirement or repurchase which is contingent upon events or circumstances, but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder, in each case prior to the time the same are required by the terms of the Debt being refinanced and

             (y) does not permit redemption or other retirement, including pursuant to an offer to purchase made by WCG or a Restricted Subsidiary, of such Debt at the option of the holder of such Debt prior to the stated maturity of the Debt being refinanced, other than, in the case of clause (x) or (y), any such payment, redemption or other retirement, including pursuant to an offer to purchase made by WCG or a Restricted Subsidiary, which is conditioned upon the change of control or asset sale of WCG pursuant to provisions substantially similar to those contained in the indenture which are described in the sections below entitled "-- Change of control triggering event" and "-- Limitation on asset dispositions";

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          provided further that the above clauses (x) and (y) and the limitation on the aggregate principal amount referred to above in this clause (12) shall not apply to any refinancing of all of the notes then outstanding.

     Notwithstanding any other provision of this "-- Limitation on debt of restricted subsidiaries" covenant, the maximum amount of Debt that a Restricted Subsidiary may Incur pursuant to this "-- Limitation on debt of restricted subsidiaries" covenant will not be exceeded solely as a result of fluctuations in the exchange rates of currencies.

     For purposes of determining any particular amount of Debt under this "-- Limitation on debt of restricted subsidiaries" covenant, Guarantees, Liens or obligations with respect to letters of credit supporting Debt otherwise included in the determination of such particular amount shall not be included. For purposes of determining compliance with this "-- Limitation on debt of restricted subsidiaries" covenant, if an item of Debt meets the criteria of more than one of the types of Debt described in the above clauses, WCG, in its sole discretion, may classify such item of Debt and only be required to include the amount and type of such Debt in one of such clauses, but also may classify a portion of such item of Debt in more than one of such clauses and in any order WCG so chooses.

     Limitation on issuances of guarantees by, and debt securities of, domestic restricted subsidiaries. WCG will not permit any of its Domestic Restricted Subsidiaries, directly or indirectly, to issue or Guarantee any Debt Securities, unless such Domestic Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the indenture providing for the Guarantee of the payment of the notes by such Domestic Restricted Subsidiary, which Guarantee shall be senior to or rank equally with such Debt Securities.

     Any such Guarantee by a Domestic Restricted Subsidiary of the notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon a sale or other disposition, by way of merger or otherwise, to any Person not an Affiliate of WCG, of WCG's equity interest in, or the assets of, such Domestic Restricted Subsidiary, which sale or other disposition results in such Domestic Restricted Subsidiary ceasing to be a Domestic Restricted Subsidiary and such sale or other disposition is made in compliance with, and the Net Available Proceeds therefrom are applied in accordance with, the applicable provisions of the indenture.

     The foregoing provisions will not be applicable to:

     - Guarantees of Debt Securities of a Person by its subsidiaries in effect prior to the time such Person is merged with or into or became a Domestic Restricted Subsidiary; provided that such Guarantees do not extend to any other Debt Securities of such Person or any other Person; and

     - any one or more Guarantees of up to $100 million in aggregate principal amount of Debt Securities of WCG or any Domestic Restricted Subsidiary at any time outstanding.

     Limitation on restricted payments.  (a) WCG:

          (1) may not, and may not permit any Restricted Subsidiary to, directly or indirectly, declare or pay any dividend, or make any distribution, in respect of its Capital Stock or to the holders of its Capital Stock, excluding any dividends or distributions which are made solely to WCG or a Restricted Subsidiary (and, if such Restricted Subsidiary declaring, paying or making any such dividend or distribution is not a Wholly Owned Subsidiary, to the other stockholders or equity owners of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by WCG or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis) or any dividends or
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     distributions payable solely in shares of Capital Stock of WCG, other than
     Disqualified Stock, or in options, warrants or other rights to acquire Capital Stock of WCG, other than Disqualified Stock;

          (2) may not, and may not permit any Restricted Subsidiary to, purchase, redeem, or otherwise retire or acquire for value

        - any Capital Stock of WCG or any Restricted Subsidiary of WCG or

        - any options, warrants or rights to purchase or acquire shares of Capital Stock of WCG or any Restricted Subsidiary or any securities convertible or exchangeable into shares of Capital Stock of WCG or any Restricted Subsidiary, except, in any such case, any such purchase, redemption or retirement or acquisition for value

        - paid to WCG or a Restricted Subsidiary (or, in the case of any such purchase, redemption or other retirement or acquisition for value with respect to a Restricted Subsidiary that is not a Wholly Owned Subsidiary, to the other stockholders or equity owners of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by WCG or a Restricted Subsidiary of payments of greater value than it would receive on a pro rata basis) or

        - paid solely in shares of Capital Stock, other than Disqualified Stock, of WCG;

          (3) may not make, or permit any Restricted Subsidiary to make, any Investment, other than an Investment in WCG or a Restricted Subsidiary or a Permitted Investment, in any other Person, including the Designation of any Restricted Subsidiary as an Unrestricted Subsidiary, or the Revocation of any such Designation, according to the covenant described in the section below entitled "-- Limitation on designations of unrestricted subsidiaries";

          (4) may not, and may not permit any Restricted Subsidiary to, redeem, defease, repurchase, retire or otherwise acquire or retire for value, prior to any scheduled maturity, repayment or sinking fund payment, Debt of WCG which is subordinate in right of payment to the notes (other than any redemption, defeasance, repurchase, retirement or other acquisition or retirement for value made in anticipation of satisfying a scheduled maturity, repayment or sinking fund obligation due within one year thereof); and

          (5) may not, and may not permit any Restricted Subsidiary to, issue, transfer, convey, sell or otherwise dispose of Capital Stock of any Restricted Subsidiary to a Person other than WCG or another Restricted Subsidiary if the result thereof is that such Restricted Subsidiary shall cease to be a Restricted Subsidiary, in which event the amount of such "Restricted Payment" shall be the Fair Market Value of the remaining interest, if any, in such former Restricted Subsidiary held by WCG and the other Restricted Subsidiaries;

          each of clauses (1) through (5) being a "Restricted Payment," if:

             (A) an Event of Default, or an event that with the passing of time or the giving of notice, or both, would constitute an Event of Default, shall have occurred and be continuing; or

             (B) upon giving effect to such Restricted Payment, WCG could not Incur at least $1.00 of additional Debt pursuant to the terms of the indenture described in paragraph (a) of the section above entitled "-- Limitation on consolidated debt"; or

             (C) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments made on or after the date of the indenture, plus Permitted Investments made

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        on or after the date of the indenture pursuant to clause (i) or (n) of the definition thereof, other than any such Permitted Investments that are Permitted Investments in WCG or any Restricted Subsidiary (the amount of any such Restricted Payment or Permitted Investment, if made other than in cash, to be based upon Fair Market Value), exceeds the sum of:

                 - 50% of cumulative Consolidated Net Income (or, in the case that Consolidated Net Income shall be negative, 100% of such negative amount) since June 30, 1999 through the last day of the last full fiscal quarter for which consolidated financial statements are available;

                 - in the case of any Revocation made after the date of the indenture, an amount equal to the lesser of the portion (proportionate to WCG's direct or indirect equity interest in the Subsidiary to which such Revocation relates) of the Fair Market Value of the net assets of such Subsidiary at the time of Revocation and the amount of Investments previously made (and treated as a Restricted Payment) by WCG or any Restricted Subsidiary in such Subsidiary; and

                 - the aggregate amount of Returned Investments since the date of the indenture and on or prior to the date of such Restricted Payment;

             provided, however, that WCG or a Restricted Subsidiary of WCG may, without regard to the limitations in clause (C) but subject to clauses
        (A) and (B), make Restricted Payments in an aggregate amount not to exceed the sum of $50 million and the aggregate net cash proceeds received after the date of the indenture

                 (1) as capital contributions to WCG, or proceeds from the
            issuance, other than to a Subsidiary, of Capital Stock, other than Disqualified Stock, of WCG and options, warrants or rights to purchase or acquire shares of Capital Stock, other than Disqualified Stock, of WCG, and

                 (2) from the issuance or sale of Debt of WCG or any Restricted
            Subsidiary, other than to a Subsidiary, WCG or a Plan, that after the date of the indenture has been converted into or exchanged for Capital Stock, other than Disqualified Stock, of WCG;

             provided, further, that in the case of the issuance of Capital Stock of WCG to any Plan, if such Plan Incurs any Debt for the purpose of purchasing such Capital Stock, the aggregate net cash proceeds from such issuance shall be included for purposes of the above proviso only to the extent of any increase in the Consolidated Net Worth of WCG resulting from principal repayments made with respect to the Debt Incurred to finance the purchase of such Capital Stock.

             The aggregate net cash proceeds referred to in the immediately preceding clauses (1) and (2) shall not be utilized to make Restricted Payments pursuant to such clauses to the extent such proceeds have been utilized to make Permitted Investments under clause (i) of the definition of "Permitted Investments."

     (b) The restrictions in paragraph (a) do not prevent the following:

          (1) WCG or any Restricted Subsidiary may pay any dividend on Capital Stock of any class of WCG within 60 days after the declaration of such dividend if, on the date when the dividend was declared, WCG or such Restricted Subsidiary, as the case may be, could have paid such dividend in accordance with the above provisions; provided, however, that at the

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     time of such payment of such dividend, no other Event of Default shall have occurred and be continuing, or result from, the payment of such dividend;

          (2) WCG or any Restricted Subsidiary may repurchase, redeem, acquire, cancel or otherwise retire for value any shares of its Common Stock or options to acquire its Common Stock from Persons who are currently or were formerly directors, officers or employees of WCG or any of its Subsidiaries or other Affiliates, or their estates or beneficiaries under their estates, or from any Plan, upon death, disability, retirement or termination of employment in an amount not to exceed $3 million in any 12-month period;

          (3) WCG and any Restricted Subsidiary may refinance any Debt otherwise permitted by clause (8) of paragraph (b) in the section above entitled
     "-- Limitation on consolidated debt" or clause (12) in the section above entitled "-- Limitation on debt of restricted subsidiaries";

          (4) WCG and any Restricted Subsidiary may retire or repurchase any Capital Stock of WCG or of any Restricted Subsidiary or any Subordinated Debt of WCG in exchange for, or out of the proceeds of the substantially concurrent sale, other than to a Subsidiary of WCG or any Plan, of, Capital Stock, other than Disqualified Stock, of WCG; provided that the proceeds from any such exchange or sale of Capital Stock shall be excluded from any calculation pursuant to clause (b) of the definition of "Invested Capital";

          (5) WCG or any Restricted Subsidiary may purchase shares of Capital Stock of WCG or any Restricted Subsidiary of WCG for the purpose of contributing such shares to any Plan; provided that all such purchases referred to in this clause (5) may not exceed $10 million in any 12-month period;

          (6) WCG or any Restricted Subsidiary may purchase all, but not less than all, excluding directors' qualifying shares, of the Capital Stock or other ownership interests in a Subsidiary of WCG which Capital Stock or other ownership interests were not until that time owned by WCG or a Subsidiary of WCG such that after giving effect to such purchase such Subsidiary becomes a Wholly Owned Subsidiary of WCG;

          (7) WCG or any Restricted Subsidiary may redeem, defease, repurchase, retire or acquire for value any Subordinated Debt upon a Change of Control or Asset Disposition to the extent required by the indenture or other agreement pursuant to which such Subordinated Debt was issued, but only if WCG has first complied with its obligations under the sections below entitled "-- Change of control triggering event" and "-- Limitation on asset dispositions"; and

          (8) WCG or any Restricted Subsidiary may make distributions to the stockholders or equity owners of Restricted Subsidiaries that are partnerships, limited liability companies that are treated as partnerships for U.S. tax purposes or other similar pass-through entities in order to reimburse or compensate such other stockholders or equity owners for income taxes attributable to the operations of such Restricted Subsidiaries as required by the formation agreement, operating agreement or partnership agreement or similar governing document of the Restricted Subsidiary.

     The Restricted Payments described in the foregoing clauses (1), (2), (5),
(6), and (7) shall be included in the calculation of Restricted Payments; the Restricted Payments described in clauses (3), (4) and (8) shall be excluded in the calculation of Restricted Payments.

     Limitation on dividend and other payment restrictions affecting restricted subsidiaries. (a) WCG may not, and may not permit any Restricted Subsidiary to, directly or indirectly,

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create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction, other than pursuant to law or regulation, on the ability of any Restricted Subsidiary:

          (1) to pay dividends in cash or otherwise, or make any other distributions in respect of its Capital Stock owned by WCG or any other Restricted Subsidiary or pay any Debt or other obligation owed to WCG or any other Restricted Subsidiary;

          (2) to make loans or advances to WCG or any other Restricted Subsidiary; or

          (3) to transfer any of its Property to WCG or any other Restricted Subsidiary.

     (b) Despite the above limitation, WCG may, and may permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist:

          (1) any encumbrance or restriction pursuant to any agreement in effect on the date of the indenture and pursuant to the permanent credit facility, or, in each case, encumbrances or restrictions that are substantially similar taken as a whole;

          (2) any customary (as conclusively determined in good faith by the Chief Financial Officer of WCG) encumbrance or restriction applicable to a Restricted Subsidiary that is contained in an agreement or instrument governing or relating to Debt contained in any Credit Facilities or Purchase Money Debt; provided that such encumbrances and restrictions do not prohibit the distribution of funds to WCG in an amount sufficient for WCG to make the timely payment of interest, premium, if any, and principal (whether at stated maturity, by way of a sinking fund applicable thereto, by way of any mandatory redemption, defeasance, retirement or repurchase thereof, including upon the occurrence of designated events or circumstances or by virtue of acceleration upon an event of default, or by way of redemption or retirement at the option of the holder of the Debt, including pursuant to offers to purchase) according to the terms of the indenture and the notes and other Debt that is solely an obligation of WCG, but provided further that such agreement may nevertheless contain customary (as so determined) net worth, restricted payment, leverage, interest coverage invested capital and other financial covenants, customary (as so determined) covenants regarding the merger of or sale of all or any substantial part of the assets of WCG or any Restricted Subsidiary, customary (as so determined) restrictions on transactions with affiliates and customary (as so determined) subordination provisions governing Debt owed to WCG or any Restricted Subsidiary;

          (3) any encumbrance or restriction pursuant to an agreement relating to any Acquired Debt, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired;

          (4) any encumbrance or restriction pursuant to an agreement effecting a refinancing of Debt Incurred pursuant to an agreement referred to in clause (1), (2) or (3) of this paragraph (b); provided, however, that the provisions contained in such agreement relating to such encumbrance or restriction are no more restrictive (as so determined) in any material respect than the provisions contained in the agreement governing the Debt being refinanced;

          (5) in the case of clause (3) of paragraph (a) above, any encumbrance or restriction contained in any security agreement (including a Capital Lease Obligation) securing Debt of WCG or a Restricted Subsidiary otherwise permitted under the indenture, but only to the extent such restrictions restrict the transfer of the Property subject to such security agreement;

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          (6) in the case of clause (3) of paragraph (a) above, customary provisions

             - that restrict the subletting, assignment or transfer of any Property that is a lease, license, conveyance or similar contract,

             - contained in asset sale or other asset disposition agreements limiting the transfer of the Property being sold or disposed of pending the closing of such sale or disposition or

             - arising or agreed to in the ordinary course of business, not relating to any Debt, and that do not, individually or in the aggregate, detract from the value of Property of WCG or any Restricted Subsidiary in any manner material to WCG or any Restricted Subsidiary;

          (7) any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or Property of such Restricted Subsidiary; provided that the consummation of such transaction would not result in a Default or an Event of Default, that such restriction terminates if such transaction is abandoned and that the consummation or abandonment of such transaction occurs within one year of the date such agreement was entered into;

          (8) any encumbrance or restriction pursuant to the indenture and the notes (or encumbrances or restrictions that are substantially similar taken as a whole); and

          (9) Permitted Liens.

     Limitation on liens. WCG may not, and may not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist any Lien on or with respect to any Property now owned or acquired after the date of the indenture to secure any Debt without making, or causing such Restricted Subsidiary to make, effective provision for securing the notes

     - equally and ratably with such Debt as to such Property for so long as such Debt will be so secured or

     - in the event such Debt is Debt of WCG or a Guarantor which is subordinate in right of payment to the notes or the applicable Domestic Restricted Subsidiary Guarantee, prior to such Debt as to such Property for so long as such Debt will be so secured.

     These restrictions shall not apply to:

          (1) Liens existing on the date of the indenture;

          (2) Liens Incurred on or after the date of the indenture pursuant to any Credit Facility to secure Debt permitted to be Incurred pursuant to clause (2) of paragraph (b) of the section above entitled "-- Limitation on consolidated debt";

          (3) Liens securing Debt in an amount which, together with the aggregate amount of Debt then outstanding or available under all Credit Facilities (together with all refinancing Debt then outstanding or available pursuant to clause (8) of paragraph (b) of the section above entitled "-- Limitation on consolidated debt" in respect of Debt previously Incurred under Credit Facilities), does not exceed 1.5 times WCG's Consolidated Cash Flow Available for Fixed Charges for the four full fiscal quarters preceding the Incurrence of such Lien for which WCG's consolidated financial statements are available, determined on a pro forma basis as if such Debt had been Incurred and the proceeds thereof had been applied at the beginning of such four fiscal quarters;

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          (4) Liens in favor of WCG or any Restricted Subsidiary; provided, however, that any subsequent issue or transfer of Capital Stock or other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of the Debt secured by any such Lien, except to WCG or a Restricted Subsidiary, shall be deemed, in each case, to constitute the Incurrence of such Lien by the issuer thereof;

          (5) Liens to secure Purchase Money Debt permitted to be Incurred pursuant to clause (3) of paragraph (b) of the section above entitled
     "-- Limitation on consolidated debt;" provided that any such Lien may not extend to any Property other than the Telecommunications Assets installed, constructed, acquired, leased, developed or improved with the proceeds of such Purchase Money Debt and any improvements or accessions thereto (it being understood that all Debt to any single lender or group of related lenders or outstanding under any single credit facility, and in any case relating to the same group or collection of Telecommunications Assets financed thereby, shall be considered a single Purchase Money Debt, whether drawn at one time or from time to time);

          (6) Liens to secure Acquired Debt; provided that

        - such Lien attaches to the acquired Property prior to the time of the acquisition of such Property and

        - such Lien does not extend to or cover any other Property;

          (7) Liens to secure Debt permitted to be Incurred pursuant to clause
     (13) of paragraph (b) of the section above entitled "-- Limitation on consolidated debt";

          (8) Liens to secure Debt Incurred to refinance, in whole or in part, Debt secured by any Lien referred to in the foregoing clauses (1), (2),
     (5), (6) and (7) or this clause (8) so long as such Lien does not extend to any other Property (other than improvements and accessions to the original Property) and the principal amount of Debt so secured is not increased except as otherwise permitted under clause (8) of paragraph (b) of the section above entitled "-- Limitation on consolidated debt" or clause (12) of the section above entitled "-- Limitation on debt of restricted subsidiaries";

          (9) Liens to secure Debt consisting of Permitted Interest Rate and Currency Protection Agreements permitted to be Incurred pursuant to clause
     (10) of paragraph (b) of the section above entitled "-- Limitation on consolidated debt";

          (10) Liens to secure Debt secured by Receivables permitted to be Incurred pursuant to clause (11) of paragraph (b) of the section above entitled "-- Limitation on consolidated debt";

          (11) Liens granted after the date of the indenture to secure the notes;

          (12) Permitted Liens; and

          (13) Liens not otherwise permitted by the foregoing clauses (1) through (12) that, at the time of Incurrence thereof, taken together with all other Liens Incurred after the date of the indenture in reliance on this clause (13) and which remain in existence, secure Debt in an aggregate principal amount not to exceed 5% of WCG's Consolidated Tangible Assets as of the most recent balance sheet date as of which WCG's consolidated balance sheet is available;

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     Limitation on sale and leaseback transactions.  WCG may not, and may not permit any Restricted Subsidiary to, directly or indirectly, enter into, assume, Guarantee or otherwise become liable with respect to any Sale and Leaseback Transaction, unless:

          (1) WCG or such Restricted Subsidiary would be entitled to Incur

          - Debt in an amount equal to the Attributable Value of the Sale and Leaseback Transaction pursuant to the covenant described in the section above entitled "-- Limitation on consolidated debt" and

          - a Lien pursuant to the covenant described in the section above entitled "-- Limitation on liens," equal in amount to the Attributable Value of the Sale and Leaseback Transaction, without also securing the notes; and

          (2) the Sale and Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the indenture described in the section below entitled "-- Limitation on asset dispositions" (including the provisions concerning the application of Net Available Proceeds) are satisfied with respect to such Sale and Leaseback Transaction, treating all of the consideration received in such Sale and Leaseback Transaction as Net Available Proceeds for purposes of such covenant.

     Limitation on asset dispositions. WCG may not, and may not permit any Restricted Subsidiary to, make any Asset Disposition unless:

          (1) WCG or the Restricted Subsidiary, as the case may be, receives consideration for such disposition at least equal to the Fair Market Value for the Property sold or disposed of; and

          (2) at least 75% of the consideration for such disposition consists of cash or Cash Equivalents or the assumption of Debt of WCG or any Restricted Subsidiary (other than Debt that is subordinated to the notes or any Domestic Restricted Subsidiary Guarantee) and release of WCG and all Restricted Subsidiaries from all liability on the Debt assumed (or if less than 75%, the remainder of such consideration consists of Telecommunications Assets).

     The Net Available Proceeds or any portion thereof from Asset Dispositions may be applied by WCG or a Restricted Subsidiary, to the extent WCG or such Restricted Subsidiary elects or is required by the terms of any Debt:

     - to the permanent repayment or reduction of Debt then outstanding under any Credit Facility, to the extent such Credit Facility would require such application or prohibit payments pursuant to the offer to purchase the notes in accordance with the indenture described in the following paragraph (other than Debt owed to WCG or any Affiliate of WCG); or

     - to reinvest in Telecommunications Assets (including by means of an Investment in Telecommunications Assets by a Restricted Subsidiary with Net Available Proceeds received by WCG or another Restricted Subsidiary).

     Any Net Available Proceeds from an Asset Disposition not applied in accordance with the preceding paragraph within 360 days from the date of the receipt of such Net Available Proceeds shall constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10 million, WCG will be required to make an offer to purchase in accordance with the indenture with such Excess Proceeds on a pro rata basis according to principal amount, or, in the case of Debt issued at a discount, the then Accreted Value, for

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          (x) outstanding notes at a price in cash equal to 100% of the principal amount of the notes on the purchase date plus accrued and unpaid interest, if any, on the notes, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date, and

          (y) any other Debt of WCG or any Guarantor that ranks equally with the notes, or any Debt of a Restricted Subsidiary that is not a Guarantor, at a price no greater than 100% of the principal amount of such Debt plus accrued and unpaid interest, if any, to the purchase date, or 100% of the then Accreted Value plus accrued and unpaid interest, if any, to the purchase date in the case of original issue discount Debt, to the extent, in the case of this clause (y), required under the terms of such Debt (other than Debt owed to WCG or any Affiliate of WCG).

     To the extent there are any remaining Excess Proceeds following the completion of the offer to purchase the notes in accordance with the indenture, WCG shall apply such Excess Proceeds to the repayment of other Debt of WCG or any Restricted Subsidiary, to the extent permitted or required under the terms of such other Debt. Any other remaining Excess Proceeds may be applied to any use as determined by WCG which is not otherwise prohibited by the indenture, and the amount of Excess Proceeds shall be reset to zero.

     Limitation on issuance and sales of capital stock of restricted subsidiaries. WCG may not, and may not permit any Restricted Subsidiary to, issue, transfer, convey, sell or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary or securities convertible or exchangeable into, or options, warrants, rights or any other interest with respect to, Capital Stock of a Restricted Subsidiary to any Person other than WCG or a Restricted Subsidiary except:

          (1) a sale of all of the Capital Stock of such Restricted Subsidiary owned by WCG and any Restricted Subsidiary that complies with the provisions described in the section above entitled "-- Limitation on asset dispositions" to the extent such provisions apply;

          (2) in a transaction that results in such Restricted Subsidiary becoming a Joint Venture; provided

          - such transaction complies with the provisions described in the section above entitled "-- Limitation on asset dispositions" to the extent such provisions apply and

          - the remaining interest of WCG or any other Restricted Subsidiary in such Joint Venture would have been permitted as a new Restricted Payment or Permitted Investment under the provisions of the section above entitled "-- Limitation on restricted payments";

          (3) the issuance, transfer, conveyance, sale or other disposition of shares of such Restricted Subsidiary so long as after giving effect to such transaction such Restricted Subsidiary remains a Restricted Subsidiary and such transaction complies with the provisions described in the section above entitled "-- Limitation on asset dispositions" to the extent such provisions apply;

          (4) the transfer, conveyance, sale or other disposition of shares required by applicable law or regulation;

          (5) if required, the issuance, transfer, conveyance, sale or other disposition of directors' qualifying shares;

          (6) Disqualified Stock issued in exchange for, or upon conversion of, or the proceeds of the issuance of which are used to redeem, replace, refund or refinance, shares of Disqualified Stock of such Restricted Subsidiary; provided that the amounts of the redemption obligations of such Disqualified Stock shall not exceed the amounts of the

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     redemption obligations of, and such Disqualified Stock shall have redemption obligations no earlier than those required by, the Disqualified Stock being exchanged, converted, redeemed, replaced, refunded or refinanced;

          (7) in a transaction where WCG or a Restricted Subsidiary acquires at the same time not less than its Proportionate Interest in such issuance of Capital Stock;

          (8) Capital Stock issued and outstanding on the date of the indenture;

          (9) Capital Stock of a Restricted Subsidiary issued and outstanding prior to the time that such Person becomes a Restricted Subsidiary so long as such Capital Stock was not issued in contemplation of such Person's becoming a Restricted Subsidiary or otherwise being acquired by WCG; and

          (10) an issuance of Preferred Stock of a Restricted Subsidiary (other than Preferred Stock convertible or exchangeable into Common Stock of any Restricted Subsidiary) otherwise permitted by the indenture.

     Transactions with affiliates. WCG will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, sell, lease, transfer, or otherwise dispose of any of its Property to, or purchase any Property from, or enter into any contract, agreement, understanding, loan, advance, Guarantee or transaction, including the rendering of services, with or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

          (a) such Affiliate Transaction or series of Affiliate Transactions is in the best interest of WCG or such Restricted Subsidiary and on terms that are fair and reasonable to, and in the best interests of, WCG or the Restricted Subsidiary, as the case may be; and

          (b) WCG delivers to the trustee

          - with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments in excess of $10 million but less than $15 million, a certificate of the chief executive, operating or financial officer of WCG evidencing such officer's determination that such Affiliate Transaction or series of Affiliate Transactions complies with clause (a) above and

          - with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments equal to or in excess of $15 million, a board resolution certifying that such Affiliate Transaction or series of Affiliate Transactions complies with clause (a) above and that such Affiliate Transaction or series of Affiliate Transactions has been approved by the board of directors of WCG, including a majority of the disinterested members of the board of directors of WCG, provided that, if there shall not be at least two disinterested members of the board of directors of WCG with respect to the Affiliate Transaction, WCG shall, in addition to such board resolution, file with the trustee a written opinion from an investment banking firm of national standing in the United States which, in the good faith judgment of the board of directors of WCG, is independent with respect to WCG and its Affiliates and qualified to perform such task, which opinion shall be to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to WCG or such Restricted Subsidiary.

     Despite (a) and (b) above, the following shall not be deemed Affiliate
Transactions:

          (1) any employment agreement entered into by WCG or any of its Restricted Subsidiaries in the ordinary course of business and consistent with industry practice;

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          (2) any agreement or arrangement with respect to the compensation of a director or officer of WCG or any Restricted Subsidiary approved by a majority of the board of directors of WCG and consistent with industry practice;

          (3) transactions between or among WCG and its Restricted Subsidiaries; provided that no more than 10% of the Voting Stock on a fully diluted basis of any such Restricted Subsidiary is owned by an Affiliate of WCG (other than a Restricted Subsidiary);

          (4) Restricted Payments and Permitted Investments permitted by the covenant described in the section above entitled "-- Limitation on restricted payments" (other than Investments in Affiliates that are not WCG or Restricted Subsidiaries);

          (5) transactions pursuant to the terms of or performance of any agreement or arrangement as in effect on the date of the indenture;

          (6) transactions pursuant to and any payments under, compliance with, or performance of obligations under, the Williams Intercompany Arrangements;

          (7) transactions with respect to wireline or wireless transmission capacity, the lease or sharing or other use of cable or fiber optic lines, equipment, rights-of-way or other access rights, between WCG, or any Restricted Subsidiary, and any other Person; provided that, in the case of this clause (7), such transaction complies with clause (a) in the immediately preceding paragraph;

          (8) loans, advances or extensions of credit to employees, officers and directors of WCG or any Restricted Subsidiary made in the ordinary course of business and consistent with past practice or in connection with employee benefits agreements or arrangements approved by the board of directors of WCG; provided, however, that if WCG or any Restricted Subsidiary makes loans, advances or extensions of credit to employees, officers and directors in excess of $3 million in the aggregate at any one time outstanding, the board of directors of WCG must determine that such loans, advances or extensions of credit in excess of $3 million are fair and reasonable to, and in the best interests of, WCG or the Restricted Subsidiary, as the case may be;

          (9) the granting or performance of registration rights under any written registration rights agreement approved by the board of directors of WCG;

          (10) transactions with Persons solely in their capacity as holders of Debt or Capital Stock of WCG or any of its Subsidiaries, where such Persons are treated no more favorably than holders of Debt or Capital Stock of WCG generally;

          (11) sales or issuances of Capital Stock, other than Disqualified Stock, in exchange for cash, securities or Property; provided that such transactions comply with clause (a) in the immediately preceding paragraph; and

          (12) any agreement to do any of the foregoing.

     Change of control triggering event. Within 30 days of both a Change of Control and a Rating Decline with respect to the notes (a "Change of Control Triggering Event"), WCG will be required to make an offer to purchase all outstanding notes in accordance with the indenture at a price in cash equal to 101% of the principal amount of the notes on the purchase date plus any accrued and unpaid interest, if any, to such purchase date, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date.

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     A "Change of Control" means the occurrence of any of the following events:

          (A) if any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than any one or more of the Permitted Holders, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 35% or more of the total voting power of the Voting Stock of WCG at a time when the Permitted Holders are the "beneficial owners" (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, in the aggregate of a lesser percentage of the total voting power of the Voting Stock of WCG than such other person or group (for purposes of this clause (A), such person or group shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation so long as such person or group beneficially owns, directly or indirectly, in the aggregate a majority of the total voting power of the Voting Stock of such other corporation); or

          (B) the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the assets of WCG and the Restricted Subsidiaries, considered as a whole (other than a disposition of such assets as an entirety or virtually as an entirety to one or more Permitted Holders) shall have occurred; or

          (C) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of WCG (together with any new directors whose election or appointment by such board or whose nomination for election by the shareholders of WCG was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the board of directors of WCG then in office; or

          (D) the shareholders of WCG shall have approved any plan of liquidation or dissolution of WCG.

     If WCG makes an offer to purchase the notes in accordance with the indenture, WCG intends to comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions relating to the offer to purchase, WCG will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

     The existence of the holders' right to require, subject to certain conditions, WCG to repurchase notes upon a Change of Control Triggering Event may deter a third party from acquiring WCG in a transaction that constitutes a Change of Control. If an offer to purchase the notes in accordance with the indenture is made, there can be no assurance that WCG will have sufficient funds to pay the purchase price for all notes tendered by holders seeking to accept the offer to purchase. In addition, instruments governing other Debt of WCG may prohibit WCG from purchasing any notes prior to their Stated Maturity, including pursuant to an offer to purchase the notes in accordance with the indenture, or require that such Debt be repurchased upon a Change of Control.

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     If an offer to purchase the notes in accordance with the indenture occurs at a time when WCG does not have sufficient available funds to pay the purchase price for all notes tendered pursuant to such offer to purchase or a time when WCG is prohibited from purchasing the notes, and WCG is unable either to obtain the consent of the holders of the relevant Debt or to repay such Debt, an Event of Default would occur under the indenture. In addition, one of the events that constitutes a Change of Control under the indenture is a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all of the assets of WCG. The indenture will be governed by New York law, and there is no established definition under New York law of "substantially all" of the assets of a corporation. Accordingly, if WCG were to engage in a transaction in which it disposed of less than all of its assets, a question of interpretation could arise as to whether such disposition was of "substantially all" of its assets and whether WCG was required to make an offer to purchase the notes in accordance with the indenture.

     Except as described herein with respect to a Change of Control, the indenture does not contain any other provisions that permit holders of notes to require that WCG repurchase or redeem notes in the event of a takeover, recapitalization or similar restructuring.

     Reports. Whether or not WCG is subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, WCG shall file with the SEC, unless the SEC will not accept such filing, the annual reports, quarterly reports and other documents which WCG would have been required to file with the SEC pursuant to such Section 13(a) or 15(d) or any successor provision thereto if WCG were subject to such successor provision, such documents to be filed with the SEC on or prior to the respective dates by which WCG would have been required to file them.

     WCG shall also in any event:

     (a) within 15 days of each required filing date:

     - transmit by mail to all holders, as their names and addresses appear in the security register, without cost to such holders; and

     - file with the trustee copies of the annual reports, quarterly reports and other documents, without exhibits, which WCG would have been required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act or any successor provisions thereto if WCG were subject to such successor provisions and

     (b) if filing such documents by WCG with the SEC is not permitted under the Exchange Act, promptly upon written request, supply copies of such documents, without exhibits, to any prospective holder.

     Limitation on designations of unrestricted subsidiaries. The indenture will provide that WCG will not designate any Subsidiary of WCG, other than a newly created Subsidiary in which no Investment has previously been made, as an "Unrestricted Subsidiary" under the indenture (a "Designation") unless:

          (a) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such Designation;

          (b) immediately after giving effect to such Designation, WCG would be able to Incur $1.00 of Debt under paragraph (a) of the section above entitled "-- Limitation on consolidated debt"; and

          (c) WCG would not be prohibited under the indenture from making an Investment at the time of Designation (assuming the effectiveness of such Designation) in an amount (the "Designation Amount") equal to the portion (proportionate to WCG's equity interest in

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     such Restricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary on such date.

     In the event of any such Designation, WCG shall be deemed to have made an Investment constituting a Restricted Payment pursuant to the covenant
"-- Limitation on restricted payments" for all purposes of the indenture in the Designation Amount; provided, however, that, upon a Revocation of any such Designation of a Subsidiary, WCG shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary of an amount (if positive) equal to

          (1) WCG's "Investment" in such Subsidiary at the time of such Revocation less

          (2) the portion (proportionate to WCG's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such Revocation less

          (3) any Returned Investment.

     At the time of any Designation of any Subsidiary as an Unrestricted Subsidiary, such Subsidiary shall not own any Capital Stock of WCG or any Restricted Subsidiary.

     The indenture will further provide that neither WCG nor any Restricted Subsidiary shall at any time

          (x) provide credit support for, or a Guarantee of, any Debt of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Debt); provided that WCG or a Restricted Subsidiary may pledge Capital Stock or Debt of any Unrestricted Subsidiary on a nonrecourse basis such that the pledgee has no claim whatsoever against WCG other than to obtain such pledged Capital Stock or Debt,

          (y) be directly or indirectly liable for any Debt of any Unrestricted Subsidiary or

          (z) be directly or indirectly liable for any Debt which provides that the holder of such Debt may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary), except in the case of clause (x) or (y) to the extent permitted under the sections above entitled "-- Limitation on restricted payments" and "-- Transactions with affiliates."

     Unless Designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of WCG will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated as a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in clauses (a) and (b)of the immediately following paragraph will not be satisfied immediately following such classification. Except as provided in the first sentence of this "-- Limitation on designations of unrestricted subsidiaries," no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary.

     The indenture will further provide that a Designation may be revoked (a "Revocation") by a resolution of the board of directors of WCG; provided that WCG will not make any Revocation unless:

          (a) no Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such Revocation; and

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          (b) all Liens and Debt of such Unrestricted Subsidiary outstanding immediately following such Revocation would, if Incurred at such time, have been permitted to be Incurred at such time for all purposes of the indenture.

     All Designations and Revocations must be evidenced by resolutions of the board of directors of WCG delivered to the trustee

     - certifying compliance with the foregoing provisions and

     - giving the effective date of such Designation or Revocation, such delivery to the trustee to occur within 45 days after the end of the fiscal quarter of WCG in which such Designation or Revocation is made (or, in the case of a Designation or Revocation made during the last fiscal quarter of WCG's fiscal year, within 90 days after the end of such fiscal year).

MERGERS, CONSOLIDATIONS AND CERTAIN SALES OF ASSETS

     WCG may not, in a single transaction or a series of related transactions,

          (1) consolidate with or merge into any other Person or Persons or permit any other Person to consolidate with or merge into WCG or

          (2) directly or indirectly, transfer, sell, lease, convey or otherwise dispose of all or substantially all its assets to any other Person or Persons unless:

             (a) in a transaction in which WCG is not the resulting, surviving or transferee Person or in which WCG transfers, sells, leases, conveys or otherwise disposes of all or substantially all of its assets to any other Person, the resulting, surviving or transferee Person is organized under the laws of the United States of America or any State thereof or the District of Columbia and shall expressly assume, by a supplemental indenture executed and delivered to the trustee in form satisfactory to the trustee, all of WCG's obligations under the indenture;

             (b) immediately before and after giving effect to such transaction and treating any Debt which becomes an obligation of WCG or a Restricted Subsidiary as a result of such transaction as having been Incurred by WCG or such Restricted Subsidiary at the time of the transaction, no Default or Event of Default shall have occurred and be continuing;

             (c) immediately after giving effect to such transaction and treating any Debt which becomes an obligation of WCG or a Restricted Subsidiary as a result of such transaction as having been Incurred by WCG, or the successor entity to WCG, or such Restricted Subsidiary at the time of the transaction, WCG, or the successor entity to WCG, could Incur at least $1.00 of additional Debt pursuant to the provisions of the indenture described in paragraph (a) of the section above entitled "Certain covenants -- Limitation on consolidated debt";

             (d) if, as a result of any such transaction, Property of WCG or any Restricted Subsidiary would become subject to a Lien prohibited by the provisions of the indenture described in the section above entitled "Certain covenants -- Limitation on liens," WCG or the successor entity to WCG shall have secured the notes as required by said covenant; and

             (e) in the case of a transfer, sale, lease, conveyance or other disposition of all or substantially all of the assets of WCG, such assets shall have been transferred as an

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        entirety or virtually as an entirety to one Person and such Person shall have complied with all the provisions of this paragraph.

     The resulting, surviving or transferee Person shall succeed to, and be substituted for, and may exercise every right and power of WCG under the indenture, and the predecessor company, except in the case of a lease, shall be released from all its obligations under the indenture. However,

          (1) a consolidation or merger by WCG with or into or

          (2) the sale, assignment, transfer, lease, conveyance or other disposition by WCG or all or substantially all of its property or assets to, one or more of its Subsidiaries shall not relieve WCG from its obligations under the indenture or the notes.

     In addition, WCG may merge or consolidate with or into any Restricted Subsidiary so long as the merger or consolidation complies with clauses (a) and
(b) above.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the indenture.

     "Accreted Value" of any Debt issued at a price less than the principal amount at stated maturity, means, as of any date of determination, an amount equal to the sum of (a) the issue price of such Debt as determined in accordance with Section 1273 of the Code or any successor provisions plus (b) the aggregate of the portions of the original issue discount (the excess of the amounts considered as part of the "stated redemption price at maturity" of such Debt within the meaning of Section 1273(a)(2) of the Code or any successor provisions, whether denominated as principal or interest, over the issue price of such Debt) that shall until that time have accrued pursuant to Section 1272 of the Code (without regard to Section 1272(a)(7) of the Code) from the date of issue of such Debt to the date of determination, minus all amounts until that time paid in respect of such Debt, which amounts are considered as part of the "stated redemption price at maturity" of such Debt within the meaning of Section 1273(a)(2) of the Code or any successor provisions (whether such amounts paid were denominated principal or interest).

     "Acquired Debt" means, with respect to any specified Person,

     - Debt of any other Person existing at the time such Person merges with or into or consolidates with or becomes a Subsidiary of such specified Person and

     - Debt secured by a Lien encumbering any Property acquired by such specified Person,

which Debt was not incurred in connection with, or in anticipation of, such merger, consolidation or acquisition or such Person becoming a Subsidiary of such specified Person.

     "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described in the sections above entitled "-- Certain covenants -- Transactions with affiliates" and "-- Limitation on asset dispositions" and the definition of "Telecommunications Assets" only, "Affiliate" shall also mean any beneficial owner of shares representing more than 10% or more of the total voting power of the Voting Stock on a fully diluted basis of WCG or of rights or warrants to purchase such Voting Stock, whether or not currently exercisable, and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

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     "Asset Disposition" means any transfer, conveyance, sale, lease, issuance or other disposition by WCG or any Restricted Subsidiary in one or more related transactions (including a consolidation or merger or other sale of any such Restricted Subsidiary with, into or to another Person in a transaction in which such Restricted Subsidiary ceases to be a Restricted Subsidiary of WCG, but excluding a disposition by a Restricted Subsidiary to WCG or a Restricted Subsidiary or by WCG to a Restricted Subsidiary) of:

          (1) shares of Capital Stock or other ownership interests of a Restricted Subsidiary (other than as permitted by clause (5), (6), (7) or (9) of the covenant described in the section above entitled "-- Certain covenants -- Limitation on issuance and sales of capital stock of restricted subsidiaries" and other than any transaction in which WCG or such Restricted Subsidiary receives therefor one or more properties with a Fair Market Value equal to the Fair Market Value of the Capital Stock issued, sold or disposed of by WCG or the Restricted Subsidiary);

          (2) real property;

          (3) all or substantially all of the assets of WCG or any Restricted Subsidiary representing a division or line of business; or

          (4) other Property of WCG or any Restricted Subsidiary outside of the ordinary course of business, excluding

        - any transfer, conveyance, sale, lease or the disposition of Property by WCG or any Restricted Subsidiary for which WCG or any Restricted Subsidiary receives capacity and

        - any transfer, conveyance, sale, lease or other disposition of equipment that in the good faith judgment of WCG is obsolete, damaged, worn out or no longer used by or useful to WCG;

          provided, in each case, that the aggregate consideration for such transfer, conveyance, sale, lease or other disposition is equal to $5 million or more in any 12-month period.

     The following shall not be Asset Dispositions:

          (1) Permitted Telecommunications Asset Dispositions that comply with clause (1) of the first paragraph in the section above entitled "-- Certain covenants -- Limitation on asset dispositions";

          (2) when used with respect to WCG, any Asset Disposition permitted pursuant to "-- Mergers, consolidations and certain sales of assets" which constitutes a disposition of all or substantially all of the assets of WCG and the Restricted Subsidiaries taken as a whole;

          (3) Receivables sales constituting Debt under Qualified Receivable Facilities permitted to be Incurred pursuant to the section above entitled "-- Certain covenants -- Limitation on consolidated debt";

          (4) sales, leases, conveyances, transfers or other dispositions to WCG or to a Restricted Subsidiary or to any other person if, after giving effect to such sale, lease, conveyance, transfer or other disposition, such other Person becomes a Restricted Subsidiary; and

          (5) any disposition that results in a Permitted Investment (other than pursuant to clause (f) or (i) of the definition of "Permitted Investment") or a Restricted Payment permitted by the covenant described in the section above entitled "-- Certain covenants -- Limitation on restricted payments."

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     "Attributable Value" means, as to any particular lease under which any
Person is at the time liable other than a Capital Lease Obligation, and at any date as of which the amount owed under such lease is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term of such lease, including any period for which such lease has been extended, as determined in accordance with generally accepted accounting principles, discounted from the last date of such remaining term to the date of determination at a rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with like term in accordance with generally accepted accounting principles. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labor costs and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall also include the lesser of the amount of such penalty (in which case no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the rent which would otherwise be required to be paid if such lease is not so terminated. "Attributable Value" means, as to a Capital Lease Obligation, the principal amount of such Capital Lease Obligation.

     "Capital Lease Obligation" of any Person means the obligation to pay rent or other payment amounts under a lease of (or other Debt arrangements conveying the right to use) Property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles (a "Capital Lease"). The stated maturity of such obligation shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. The principal amount of such obligation shall be the capitalized amount thereof that would appear on the face of a balance sheet of such Person in accordance with generally accepted accounting principles.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such Person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such Person.

     "Cash Equivalents" means:

          (1) Government Securities maturing, or subject to tender at the option of the holder thereof, within two years after the date of acquisition thereof;

          (2) time deposits and certificates of deposit of any commercial bank organized in the United States having capital and surplus in excess of $500 million or a commercial bank organized under the law of any other country that is a member of the Organization for Economic Cooperation and Development having total assets in excess of $500 million, or its foreign currency equivalent at the time, with a maturity date not more than one year from the date of acquisition;

          (3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with

        - any bank meeting the qualifications specified in clause (2) above or

        - any primary government securities dealer reporting to the Market Reports Division of the Federal Reserve Bank of New York;

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          (4) direct obligations issued by any state of the United States of
     America or any political subdivision of any such state or any public instrumentality thereof maturing, or subject to tender at the option of the holder of such obligation, within one year after the date of acquisition thereof; provided that, at the time of acquisition, the long-term debt of such state, political subdivision or public instrumentality has a rating of A or higher from S&P or A-2 or higher from Moody's, or, if at any time neither S&P nor Moody's shall be rating such obligations, then an equivalent rating from such other nationally recognized rating service acceptable to the trustee;

          (5) commercial paper issued by the parent corporation of any commercial bank organized in the United States having capital and surplus in excess of $500 million or a commercial bank organized under the laws of any other country that is a member of the Organization for Economic Cooperation and Development having total assets in excess of $500 million or its foreign currency equivalent at the time, and money market instruments and commercial paper issued by others having one of the three highest ratings obtainable from either S&P or Moody's, or, if at any time neither S&P nor Moody's shall be rating such obligations, then from such other nationally recognized rating service acceptable to the trustee, and in each case maturing within one year after the date of acquisition;

          (6) overnight bank deposits and bankers' acceptances at any commercial bank organized in the United States having capital and surplus in excess of $500 million or a commercial bank organized under the laws of any other country that is a member of the Organization for Economic Cooperation and Development having total assets in excess of $500 million or its foreign currency equivalent at the time;

          (7) deposits available for withdrawal on demand with a commercial bank organized in the United States having capital and surplus in excess of $500 million or a commercial bank organized under the laws of any other country that is a member of the Organization for Economic Cooperation and Development having total assets in excess of $500 million or its foreign currency equivalent at the time; and

          (8) investments in money market funds substantially all of whose assets comprise securities of the types described in clauses (1) through
     (7).

     "Change of Control" has the meaning set forth in the section above entitled "-- Certain covenants -- Change of control triggering event."

     "Change of Control Triggering Event" has the meaning set forth in the section above entitled "-- Certain covenants -- Change of control triggering event."

     "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

     "Consolidated Capital Ratio" means as of the date of determination the ratio of (1) the aggregate amount of Debt of WCG and its Restricted Subsidiaries on a consolidated basis as at the date of determination to (2) the sum of:

          (a) WCG's capital in excess of par value on the date of the indenture determined on a consolidated basis in accordance with generally accepted accounting principles;

          (b) the aggregate Net Proceeds to WCG from the issuance or sale of any Capital Stock, including Preferred Stock, of WCG other than Disqualified Stock subsequent to the date of the indenture; and

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          (c) the aggregate Net Proceeds from the issuance or sale of Debt of
     WCG or any Restricted Subsidiary subsequent to the date of the indenture convertible or exchangeable into Capital Stock of WCG other than Disqualified Stock, in each case upon conversion or exchange thereof into Capital Stock of WCG subsequent to the date of the indenture;

          provided, however, that, for purposes of calculation of the Consolidated Capital Ratio, the Net Proceeds from the issuance or sale of Capital Stock or Debt described in clause (b) or (c) above shall not be included to the extent

          - such proceeds have been utilized to make a Permitted Investment under clause (i) of the definition thereof or a Restricted Payment or

          - such Capital Stock or Debt shall have been issued or sold to WCG, a Subsidiary of WCG or a Plan.

     "Consolidated Cash Flow Available for Fixed Charges" for any period means the Consolidated Net Income of WCG and its Restricted Subsidiaries for such period increased by the sum of, to the extent reducing Consolidated Net Income for such period;

          (1) Consolidated Interest Expense of WCG and its Restricted Subsidiaries for such period; plus

          (2) Consolidated Income Tax Expense of WCG and its Restricted Subsidiaries for such period; plus


          (3) consolidated depreciation and amortization expense and any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period) for such period; plus



          (4) any penalty paid in such period in connection with redeeming or retiring any Debt prior to its stated maturity; plus



          (5) any change in Deferred Revenue during such period;



          provided, however, that there shall be excluded therefrom the Consolidated Cash Flow Available for Fixed Charges, if positive, of any Restricted Subsidiary (calculated separately for such Restricted Subsidiary in the same manner as provided above for WCG) that is subject to a restriction which prevents the payment of dividends or the making of distributions to WCG or another Restricted Subsidiary to the extent of such restrictions.


     "Consolidated Income Tax Expense" for any period means the aggregate amounts of the provisions for income taxes of WCG and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with generally accepted accounting principles.

     "Consolidated Interest Expense" for any period means the interest expense included in a consolidated income statement, excluding interest income, of WCG and its Restricted Subsidiaries for such period in accordance with generally accepted accounting principles, including without limitation or duplication (or, to the extent not so included, with the addition of (but in no event adding any amount that would be eliminated in consolidation in accordance with generally accepted accounting principles)):

          (1) the amortization of Debt discounts and issuance costs, including commitment fees;

          (2) any payments or fees with respect to letters of credit, bankers' acceptances or similar facilities;

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          (3) net costs with respect to interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements, including fees;

          (4) Preferred Stock Dividends other than dividends paid in shares of Preferred Stock that is not Disqualified Stock declared and paid or payable;

          (5) accrued Disqualified Stock Dividends, whether or not declared or paid;

          (6) interest on Debt guaranteed by WCG and its Restricted
     Subsidiaries;

          (7) the portion of any Capital Lease Obligation or Sale and Leaseback Transaction paid during such period that is allocable to interest expense in accordance with generally accepted accounting principles; and

          (8) the cash contributions to any Plan to the extent such contributions are used by such Plan to pay interest or fees to any Person, other than WCG or a Restricted Subsidiary, in connection with Debt Incurred by such Plan.

     "Consolidated Net Income" for any period means the net income (or loss) of WCG and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles; provided that there shall be excluded from such net income (or loss):

          (a) for purposes of the covenant described in the section above entitled "-- Certain covenants -- Limitation on restricted payments" only, the net income (or loss) of any Person acquired by WCG or a Restricted Subsidiary in a pooling-of-interests transaction for any period prior to the date of such transaction;

          (b) the net income (or loss) of any Person that is not a Restricted Subsidiary except to the extent of the amount of dividends or other distributions actually paid to WCG or a Restricted Subsidiary by such Person during such period (except, for purposes of the covenant described under "-- Certain covenants -- Limitation on restricted payments" only, to the extent such dividends or distributions have been subtracted from the calculation of the amount of Investments to support the actual making of Investments);

          (c) gains or losses realized upon the sale or other disposition of any Property of WCG or its Restricted Subsidiaries that is not sold or disposed of in the ordinary course of business (it being understood that Permitted Telecommunications Asset Dispositions shall be considered to be in the ordinary course of business);

          (d) all extraordinary gains and extraordinary losses, determined in accordance with generally accepted accounting principles;

          (e) the cumulative effect of changes in accounting principles;

          (f) non-cash gains or losses resulting from fluctuations in currency exchange rates;

          (g) any non-cash expense related to the issuance to employees or directors of WCG or any Restricted Subsidiary of (1) options to purchase Capital Stock of WCG or such Restricted Subsidiary or (2) other compensatory rights; and

          (h) with respect to a Restricted Subsidiary that is not a Wholly Owned Subsidiary any aggregate net income (or loss) in excess of WCG's or any Restricted Subsidiary's pro rata share of the net income (or loss) of such Restricted Subsidiary that is not a Wholly Owned Subsidiary, but such excess shall be excluded only to the extent that such minority interest in net income (or loss) is not otherwise excluded in determining consolidated net income in accordance with generally accepted accounting principles; provided further that there shall further be excluded therefrom the net income (but not net loss) of any Restricted Subsidiary that is subject to a restriction which prevents the payment of dividends or the making of distributions to WCG or another Restricted Subsidiary to the extent of such restriction; provided further, that at the time any restriction referred to in the immediately preceding proviso ceases to be effective, all of such net income previously excluded from Consolidated Net Income by reason of such proviso shall be included cumulatively in Consolidated Net Income in the accounting period during which such restriction ceases to be effective.

     "Consolidated Net Worth" of any Person means the stockholders' equity of such Person, determined on a consolidated basis in accordance with generally accepted accounting principles, less (to the extent not otherwise accounted for as a liability) amounts attributable to Disqualified Stock of such Person.

     "Consolidated Tangible Assets" of any Person means the total amount of assets (less applicable reserves and other properly deductible items) which under generally accepted accounting principles would be included on a consolidated balance sheet of such Person and its Subsidiaries after deducting from such total amount of assets all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on such consolidated balance sheet.

     "Credit Facilities" means one or more credit agreements, loan agreements, fiscal agency agreements (other than fiscal agency agreements relating to Debt Securities) or similar facilities, secured or unsecured, providing for working capital advances, revolving credit loans, term loans and/or letters of credit, including any Qualified Receivable Facility, entered into from time to time by WCG and its Restricted Subsidiaries, and including any related notes, Guarantees, collateral documents, instruments and agreements executed with such credit facilities, as the same may be amended, supplemented, modified, restated or replaced from time to time.

     "Debt" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent:

          (1) every obligation of such Person for money borrowed;

          (2) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of Property;

          (3) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person or for which such Person is otherwise obligated to make payment;

          (4) every obligation of such Person issued or assumed as the deferred purchase price of Property or services, including securities repurchase agreements;

          (5) every Capital Lease Obligation of such Person;

          (6) all obligations to redeem or repurchase Disqualified Stock issued by such Person and all Attributable Value in respect of Sale and Leaseback Transactions entered into by such Person;

          (7) the liquidation preference of any Preferred Stock, other than Disqualified Stock, which is covered by the preceding clause (6), issued by any Restricted Subsidiary of such Person;

          (8) every obligation under Interest Rate or Currency Protection Agreements of such Person; and

          (9) every obligation of the type referred to in clauses (1) through
     (8) of another Person and all dividends of another Person the payment of which, in either case, such Person has Guaranteed.

     The "amount" or "principal amount" of Debt at any time of determination as used here represented by (a) any Debt issued at a price that is less than the principal amount at maturity thereof, shall be, except as otherwise set forth here, the Accreted Value of such Debt at such time or (b) in the case of any Receivables sale constituting Debt, the amount of the unrecovered purchase price paid (that is, the amount paid for Receivables that has not been actually recovered from the collection of such Receivables) by the purchaser (other than WCG or a Wholly Owned Restricted Subsidiary of WCG) thereof.

     The amount of Debt represented by an obligation under an Interest Rate or Currency Protection Agreement shall be equal to

          (x) zero if such obligation has been Incurred pursuant to clause (10) of paragraph (b) of the covenant described in the section above entitled "-- Certain covenants -- Limitation on consolidated debt" or

          (y) the notional amount of such obligation if not Incurred pursuant to such clause.

     Despite the above, "Debt" does not include trade accounts payable or accrued liabilities arising in the ordinary course of business.

     "Debt Securities" means any debt securities, including any Guarantee of such securities, issued by WCG or any Domestic Restricted Subsidiary in connection with an underwritten public offering or an underwritten private placement for resale in accordance with Rule 144A and/or Regulation S, in each case, not rated or rated below Baa3 by Moody's or BBB- by S&P, or an equivalent below investment grade rating by any successor Rating Agency.

     "Default" means any event, act or condition the occurrence of which is, or after notice or the passage of time or both would be, an Event of Default.


     "Deferred Revenue" means amounts appearing as a liability on the financial statements of WCG prepared in accordance with generally accepted accounting principles as deferred revenue, provided that, in the case of any increase in deferred revenue, only to the extent of cash received in connection therewith.


     "Designation" has the meaning set forth in the section above entitled "-- Certain covenants -- Limitations on designations of unrestricted subsidiaries."

     "Designation Amount" has the meaning set forth in the section above entitled "-- Certain covenants -- Limitations on designations of unrestricted subsidiaries."

     "Disqualified Stock" of any Person means any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable, or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final Stated Maturity of the notes; provided, however, that any Preferred Stock which would not constitute Disqualified Stock but for provisions of such Preferred Stock giving holders thereof the right to require WCG to repurchase or redeem such Preferred Stock upon the occurrence of a change of control or asset disposition occurring prior to the final Stated Maturity of the notes shall not constitute Disqualified Stock if the change of control or asset disposition provisions applicable to such Preferred Stock are no more favorable to the holders of such Preferred Stock than the provisions applicable to the notes contained in the covenant described in the sections above entitled
"-- Certain covenants -- Change of control triggering event" and "-- Limitations on asset dispositions" and such Preferred Stock specifically provides that WCG will not repurchase or redeem any such stock pursuant to such provisions prior to WCG's repurchase of such notes as are required to be repurchased pursuant to the covenant described in the sections above entitled "-- Certain covenants -- Change of control triggering event" and "-- Limitations on asset dispositions"; provided further, that such Preferred Stock will not be deemed Disqualified Stock if it is redeemable by exchange for or through the issuance of Capital Stock (other than Disqualified Stock).

     "Disqualified Stock Dividends" means all dividends with respect to Disqualified Stock of WCG held by Persons other than a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income tax rate (expressed as a decimal number between 1 and 0) applicable to WCG for the period during which such dividends were paid.

     "Domestic Restricted Subsidiary" means any Restricted Subsidiary of WCG

     - that was formed under the laws of the United States of America or any state, district or territory thereof or the District of Columbia or

     - 50% or more of the assets of which are located in the United States or any territory thereof.

     "Domestic Restricted Subsidiary Guarantee" means a supplemental indenture to the indenture in form satisfactory to the trustee, providing for an unconditional Guarantee by a Domestic Restricted Subsidiary of payment in full of the principal of, premium, if any, and interest on the notes. Any such Domestic Restricted Subsidiary Guarantee shall not be subordinate to any Debt of the Domestic Restricted Subsidiary providing the Domestic Restricted Subsidiary Guarantee.

     "Eligible Receivables" means, at any time, Receivables of WCG and its Restricted Subsidiaries, as evidenced on the most recent quarterly consolidated balance sheet of WCG as at a date at least 45 days prior to such time, arising in the ordinary course of business of WCG or any Restricted Subsidiary.

     "Event of Default" has the meaning set forth in the section below entitled "-- Events of default."

     "Excess Proceeds" has the meaning set forth in the section above entitled "-- Certain covenants -- Limitation on asset dispositions."

     "Existing International Joint Ventures" means ATL, PowerTel, MetroCom and Algar.


     "Fair Market Value" means, with respect to any Property, the price that could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under pressure or compulsion to complete the transaction. Unless otherwise specified in the indenture, and except in the case of Permitted Telecommunications Asset Dispositions in the ordinary course of business, Fair Market Value shall be determined by the board of directors of WCG acting in good faith and shall be evidenced by a resolution of the board of directors of WCG.


     "Government Securities" means direct obligations of, or obligations fully and unconditionally guaranteed or insured by, the United States of America or any agency or instrumentality thereof for the payment of which obligations or guarantee the full faith and credit of the United States is pledged and which are not callable or redeemable at the issuer's option (unless, for purposes of the definition of "Cash Equivalents" only, the obligations are redeemable or callable at a price less than the purchase price paid by WCG or the applicable Restricted Subsidiary, together with all accrued and unpaid interest, if any, on such Government Securities).

     "Guarantee" by any Person means any obligation, direct or indirect, contingent or otherwise, of such Person guaranteeing, or having the economic effect of guaranteeing, any Debt of any other Person in any manner, whether directly or indirectly.

     "Guarantor" means a Domestic Restricted Subsidiary of WCG that has executed a Domestic Restricted Subsidiary Guarantee.

     "Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by conversion, exchange or otherwise), assume, Guarantee or otherwise become liable in respect of such Debt or other obligation including the recording, as required pursuant to generally accepted accounting principles or otherwise, of any such Debt or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred," "Incurrable" and "Incurring" shall have meanings correlative to the foregoing); provided, however, that

     - a change in generally accepted accounting principles that results in an obligation of such Person that exists at such time becoming Debt shall not be deemed an Incurrence of such Debt and

     - neither the accrual of interest nor the amortization or accretion of original issue discount shall be deemed an Incurrence of Debt.

     Debt otherwise incurred by a Person before it becomes a Subsidiary of WCG shall be deemed to have been Incurred at the time at which it becomes a Restricted Subsidiary.

     "Interest Rate or Currency Protection Agreement" of any Person means any forward contract, futures contract, swap, option or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements) relating to, or the value of which is dependent upon, interest rates or currency exchange rates or indices.

     "Invested Capital" means the sum of:

          (a) $625 million;

          (b) the aggregate Net Proceeds received by WCG from the issuance or sale of any Capital Stock, including Preferred Stock, of WCG, but excluding Disqualified Stock, subsequent to the date of the indenture and from the over-allotment option; and

          (c) the aggregate Net Proceeds from the issuance or sale of Debt of WCG or any Restricted Subsidiary subsequent to the date of the indenture convertible or exchangeable into Capital Stock of WCG other than Disqualified Stock, in each case upon conversion or exchange thereof into Capital Stock of WCG subsequent to the date of the indenture;

          provided, however, that the Net Proceeds from the issuance or sale of Capital Stock or Debt described in clause (b) or (c) shall be excluded from any computation of Invested Capital to the extent (1) utilized to make a Restricted Payment or (2) such Capital Stock or Debt shall have been issued or sold to WCG, a Subsidiary of WCG or a Plan.

     "Investment" by any Person means any direct or indirect loan, advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, purchase, redemption, retirement or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, or Incurrence of, or payment on, a Guarantee of any obligation of, any other Person; provided that Investments shall exclude

     - commercially reasonable extensions of trade credit,

     - trade receivables arising in the ordinary course of business; provided, that such receivables would be recorded as assets of such Person in accordance with generally accepted accounting principles,

     - Investments received in connection with the bankruptcy or reorganization of suppliers and customers or in good faith bona fide settlement of delinquent ordinary course of business trade receivables of customers,

     - endorsements for collection or deposit in the ordinary course of business by such Person of bank drafts and similar negotiable instruments of such other Person received as payment for ordinary course of business trade receivables, and

     - any Investment that is less than $100,000.

     The amount, as of any date of determination, of any Investment shall be the original cost of such Investment, plus the cost of all additions, as of such date, thereto and minus the amount, as of such date, of any portion of such Investment repaid to such Person in cash as a repayment of principal or a return of capital, as the case may be (except to the extent such repaid amount has been included in Consolidated Net Income to support the actual making of Restricted Payments), but without any other adjustments for increases or decreases in value, or write-ups, write-downs or write-offs with respect to such Investment. In determining the amount of any Investment involving a transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such transfer.

     "Joint Venture" means a Person in which WCG or a Restricted Subsidiary holds, directly or indirectly, not more than 50% of the shares of Voting Stock.

     "Lien" means, with respect to any Property, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing and any Sale and Leaseback Transaction). For purposes of this definition the sale, lease, conveyance or other transfer by WCG or any of its Subsidiaries of, including the grant of indefeasible rights of use or equivalent arrangements with respect to, dark or lit communications fiber capacity or communications conduit shall not constitute a Lien.

     "Make-Whole Amount" means, with respect to any note, an amount equal to the excess, if any, of:


          (1) the present value of the remaining principal, premium and interest payments that would be payable with respect to such note if such note were redeemed on ________, 200_, computed using a discount rate equal to the Treasury Rate plus 50 basis points; over



          (2) the outstanding principal amount of such note.


     "Make-Whole Average Life" means, with respect to any date of redemption of notes, the number of years (calculated to the nearest one-twelfth) from such redemption date to ________, 200_.

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

     "Make-Whole Price" means, with respect to any note, the greater of (1) the sum of the principal amount of such note and the Make-Whole Amount with respect to such note and (2) the redemption price of such note on ________, 200_.


     "Moody's" means Moody's Investors Service, Inc. or, if Moody's Investors Service, Inc. shall cease rating debt securities having a maturity at original issuance of at least one year and such ratings business shall have been transferred to a successor Person, such successor Person; provided, however, that if there is no successor Person, then "Moody's" shall mean any other national recognized rating agency, other than S&P, that rates debt securities having a maturity at original issuance of at least one year and that shall have been designated by WCG.


     "Net Available Proceeds" from any Asset Disposition by any Person means cash or cash equivalents received (including amounts received by way of sale or discounting of any note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiror of Debt or other obligations relating to such Property) therefrom by such Person, net of:

          (1) all legal, title and recording taxes, expenses and commissions and other fees and expenses (including appraisals, brokerage commissions and investment banking fees) Incurred and all federal, state, provincial, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition;

          (2) all payments made by such Person or its Subsidiaries on any Debt which is secured by such Property in accordance with the terms of any Lien upon or with respect to such Property or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition;

          (3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or Joint Ventures of such Person as a result of such Asset Disposition; and

          (4) appropriate amounts to be provided by such Person or any Subsidiary of such Person, as the case may be, as a reserve in accordance with generally accepted accounting principles against any liabilities associated with such Property and retained by such Person or any Subsidiary of such Person, as the case may be, after such Asset Disposition, including liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, in each case as determined by the board of directors of such Person, in its reasonable good faith judgment evidenced by a resolution of the board of directors of such Person filed with the trustee; provided, however, that any reduction in such reserve within twelve months following the consummation of such Asset Disposition will be, for all purposes of the indenture and the notes, treated as a new Asset Disposition at the time of such reduction with Net Available Proceeds equal to the amount of such reduction; provided further, however, that, if any consideration for a transaction, which would otherwise constitute Net Available Proceeds, is required to be held in escrow pending determination of whether a purchase price adjustment will be made, at such time as such portion of the consideration is released to such Person or its Restricted Subsidiary from escrow, such portion shall be treated for all purposes of the indenture and the notes as a new Asset Disposition at the time of, but not before, such release from escrow with Net Available Proceeds equal to the amount of such portion of consideration released from escrow.

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     "Net Proceeds" means the aggregate net proceeds (including the Fair Market
Value of non-cash proceeds constituting Capital Stock in or of a person engaged in a Telecommunications Business or assets of a type generally used in a Telecommunications Business) received by a Person from the sale of Capital Stock or Debt after payment of out-of-pocket expenses, commissions and discounts incurred and net of taxes paid or payable in connection with the sale of such Capital Stock or Debt.

     "Permitted Holders" means

     - The Williams Companies, Inc. and any of its Subsidiaries,

     - any corporation the outstanding voting power of the Capital Stock of which is beneficially owned, directly or indirectly, by the stockholders of WCG in substantially the same proportions as their ownership of the voting power of the Capital Stock of WCG,

     - any underwriter during the period engaged in a firm commitment underwriting on behalf of WCG with respect to the shares of Capital Stock being underwritten or

     - WCG or any Subsidiary of WCG.

     "Permitted Interest Rate or Currency Protection Agreement" of any Person means any Interest Rate or Currency Protection Agreement entered into with one or more financial institutions in the ordinary course of business that is designed to protect such Person against fluctuations in interest rates or currency exchange rates with respect to Debt Incurred and not for purposes of speculation and which, in the case of an interest rate agreement, shall have a notional amount no greater than the principal amount at maturity due with respect to the Debt being hedged thereby.

     "Permitted Investments" means:

          (a) Cash Equivalents;

          (b) investments in prepaid expenses;

          (c) negotiable instruments held for collection and lease, utility and workers' compensation, performance and other similar deposits;

          (d) loans, advances or extensions of credit to employees, officers and directors of WCG or any Restricted Subsidiary made in the ordinary course of business and consistent with past practice or in connection with employee benefits agreements or arrangements approved by the board of directors of WCG;

          (e) obligations under Permitted Interest Rate or Currency Protection Agreements;

          (f) Investments received as consideration for, or customary indemnities given in connection with, Asset Dispositions pursuant to and in compliance with the covenant described above under "-- Certain covenants -- Limitation on asset dispositions," and for Permitted Telecommunication Asset Dispositions;

          (g) Investments in WCG or any Restricted Subsidiary, or in any Person as a result of which such Person becomes a Restricted Subsidiary;

          (h) Investments made prior to the date of the indenture;

          (i) Investments made after the date of the indenture in Persons engaged in the Telecommunications Business in an aggregate amount as of the date of determination not to exceed Invested Capital as of the date of determination;

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

          (j) Investments deemed to have been made as a result of the acquisition of a Person that at the time of such acquisition held instruments constituting Investments that were not acquired in contemplation of the acquisition of such Person;

          (k) Investments received in connection with the bankruptcy or reorganization of suppliers and customers or in good faith bona fide settlement of delinquent ordinary course of business trade receivables of customers;

          (l) Investments where all or a portion of the consideration provided is Capital Stock of WCG, other than Disqualified Stock, but the same shall constitute a Permitted Investment only to the extent of such consideration provided in the form of such Capital Stock;

          (m) Investments in Existing International Joint Ventures; provided that the aggregate amount of such Investments made after the date of the indenture does not exceed $100 million as of the date of determination; and

          (n) additional Investments in an aggregate amount not to exceed $200 million.

     "Permitted Liens" means:

          (a) Liens for taxes, assessments, governmental charges, levies or claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings, if a reserve or other appropriate provision, if any, as shall be required in conformity with generally accepted accounting principles shall have been made for such Liens;

          (b) other Liens incidental to the conduct of WCG's and its Restricted Subsidiaries' businesses or the ownership of its Property not securing any Debt, and which do not in the aggregate materially detract from the value of WCG's and its Restricted Subsidiaries' Property when taken as a whole, or materially impair the use thereof in the operation of its business;

          (c) Liens, pledges and deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of statutory obligations;

          (d) Liens, pledges or deposits made to secure the performance of tenders, bids, leases, public or statutory obligations, sureties, stays, appeals, indemnities, performance or other similar bonds and other obligations of like nature incurred in the ordinary course of business ,exclusive of obligations for the payment of borrowed money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate materially impair the use of Property in the operation of the business of WCG and the Restricted Subsidiaries taken as a whole;

          (e) zoning restrictions, servitudes, easements, rights-of-way, restrictions and other similar charges or encumbrances incurred in the ordinary course of business which, in the aggregate, do not materially detract from the value of the Property subject thereto or materially interfere with the ordinary conduct of the business of WCG or its Restricted Subsidiaries;

          (f) any interest or title of a lessor in the Property subject to any lease other than a Capital Lease;

          (g) Liens with respect to assets of a Restricted Subsidiary granted by such Restricted Subsidiary to WCG to secure Debt owing to WCG;

          (h) Liens arising out of judgments or awards against WCG or any Restricted Subsidiary of WCG with respect to which WCG or such Restricted Subsidiary is

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

     prosecuting an appeal or proceeding for review and WCG or such Restricted Subsidiary is maintaining adequate reserves in accordance with generally accepted accounting principles;

          (i) Liens arising by operation of law in connection with judgments, only to the extent, for an amount and for a period not resulting in an Event of Default with respect thereto;

          (j) Liens securing Permitted Interest Rate or Currency Protection Agreement; and

          (k) Liens in favor of the trustee arising under the indenture.

     "Permitted Telecommunications Asset Disposition" means the transfer, conveyance, sale, lease or other disposition of an interest in or capacity on optical fiber and/or conduit and any related equipment used in a Segment of WCG's communications network, whether or not in the ordinary course of business; provided that after giving effect to such disposition, WCG would retain at least

          (1) with respect to any Segment constructed by, for or on behalf of WCG or any of its subsidiaries or affiliates,

          - 24 optical fibers per route mile on such Segment as deployed at the time of such disposition; or

          - 12 optical fibers and one empty conduit per route mile on such Segment as deployed at such time; and

          (2) with respect to any Segment purchased or leased from third parties, the lesser of

          - 50% of the optical fibers per route mile originally purchased on such Segment;

          - 24 optical fibers per route mile on such Segment as deployed at the time of such disposition; or

          - 12 optical fibers and one empty conduit per route mile on such Segment as deployed at the time of such disposition.

     "Person" means any individual, corporation, company, partnership, joint venture, limited liability company, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

     "Plan" means any employee benefit plan, retirement plan, deferred compensation plan, restricted stock plan, health, life, disability or other insurance plan or program, employee stock purchase plan, employee stock ownership plan, pension plan, stock option plan or similar plan or arrangement of WCG or any Restricted Subsidiary of WCG, or any successor plan thereof, and "Plans" shall have a correlative meaning.

     "Preferred Stock" of any Person means Capital Stock of such Person of any class or classes, however designated, that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding-up of such Person, to shares of Capital Stock of any other class of such Person.

     "Preferred Stock Dividends" means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than WCG or a Wholly Owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0 and determined in accordance with generally accepted accounting principles) applicable to the issuer of such Preferred Stock for the period during which such dividends were paid.

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     "Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the indenture, the value of any Property shall be its Fair Market Value.

     "Proportionate Interest" in any issuance of Capital Stock of a Restricted Subsidiary means a ratio (1) the numerator of which is the aggregate amount of Capital Stock of such Restricted Subsidiary beneficially owned by WCG and the Restricted Subsidiaries and (2) the denominator of which is the aggregate amount of Capital Stock of such Restricted Subsidiary beneficially owned by all Persons, excluding, in the case of this clause (2), any Investment made in connection with such issuance.

     "Purchase Money Debt" means Debt (including Acquired Debt and Capital Lease Obligations, mortgage financings and purchase money obligations) incurred for the purpose of financing all or any part of the cost of construction, installation, acquisition, lease, development or improvement by WCG or any Restricted Subsidiary of any Telecommunications Assets of WCG or any Restricted Subsidiary and including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, as the same may be amended, supplemented, modified or restated from time to time.

     "Qualified Receivable Facility" means Debt of WCG or any Subsidiary Incurred from time to time pursuant to either

     - credit facilities secured by Receivables or

     - Receivables purchase facilities

in each case, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, as the same may be amended, supplemented, modified or restated from time to time.

     "Rating Agencies" mean Moody's and S&P.

     "Rating Date" means the earlier of the date of public notice of the occurrence of a Change of Control or of the intention of WCG to effect a Change of Control.

     "Rating Decline" shall be deemed to have occurred if, no later than 90 days after the Rating Date (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies), either of the Rating Agencies assigns or reaffirms a rating to the notes that is lower than the applicable rating of the notes on the date of the indenture or the equivalent thereof. If, prior to the Rating Date, either of the ratings assigned to the notes by the Rating Agencies is lower than the applicable rating of the notes on the date of the indenture, then a Rating Decline will be deemed to have occurred if such rating is not changed by the 90th day following the Rating Date. A downgrade within rating categories, as well as between rating categories, will be considered a Rating Decline.

     "Receivables" means receivables, chattel paper, instruments, documents or intangibles evidencing or relating to the right to payment of money and proceeds and products thereof in each case generated in the ordinary course of business.

     "Restricted Subsidiary" means

     - a Subsidiary of WCG or of a Restricted Subsidiary that has not been designated or classified as an Unrestricted Subsidiary pursuant to and in compliance with the section above entitled "-- Certain covenants -- Limitation on designations of unrestricted subsidiaries" and

     - an Unrestricted Subsidiary that is redesignated as a Restricted Subsidiary pursuant to such covenant.

     "Returned Investments" mean, with respect to all Investments made in Unrestricted Subsidiaries, the aggregate amount of all payments made in respect of such Investments, other than interest, dividends or other distributions not in the nature of a return or repurchase of capital or a repayment of principal, that have been paid or returned, without restriction, to WCG or any Restricted Subsidiary.

     "Revocation" has the meaning set forth in the section above entitled "-- Certain covenants -- limitations on designations of unrestricted subsidiaries."


     "S&P" means Standard & Poor's Ratings Service or, if Standard & Poor's Ratings Service shall cease rating debt securities having a maturity at original issuance of at least one year and such ratings business shall have been transferred to a successor Person, such successor Person; provided, however, that if there is no successor Person, then "S&P" shall mean any other national recognized rating agency, other than Moody's, that rates debt securities having a maturity at original issuance of at least one year and that shall have been designated by WCG.


     "Sale and Leaseback Transaction" of any Person means any direct or indirect arrangement pursuant to which any Property is sold or transferred by such Person or a Restricted Subsidiary of such person and is thereafter leased back from the purchaser or transferee thereof by such Person or one of its Restricted Subsidiaries. The stated maturity of such arrangement shall be the date of the last payment of rent or any other amount due under such arrangement prior to the first date on which such arrangement may be terminated by the lessee without payment of a penalty.

     "Segment" means

     - with respect to WCG's intercity network, the through-portion of such network between two local networks and

     - with respect to a local network of WCG, the entire through-portion of such network, excluding the spurs which branch off the through-portion.

     "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of WCG within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

     "Stated Maturity" when used with respect to a note or any installment of interest on such note, means the date specified in such note as the fixed date on which the principal of such note or such installment of interest is due and payable, including pursuant to any mandatory redemption provision, but excluding any provision providing for the repurchase of such note at the option of the holder of such note upon the happening of any contingency beyond the control of WCG unless such contingency has occurred.

     "Subordinated Debt" means Debt of WCG (a) that is not secured by any Lien on or with respect to any Property now owned or acquired after the date of the indenture and (b) as to which the payment of principal of, and premium, if any, and interest and other payment obligations in respect of such Debt shall be subordinate to the prior payment in full in cash of the notes to at least the following extent:

          (1) no payments of principal of, or premium, if any, or interest on or otherwise due, including by acceleration or for additional amounts, in respect of, or repurchases, redemptions or other retirements of, such Debt may be permitted for so long as any default, after giving effect to any applicable grace periods, in the payment of principal, or premium, if any, or interest on the notes exists, including as a result of acceleration;

          (2) if any other Default exists with respect to the notes, upon notice by holders of 25% or more in aggregate principal amount of the notes to the trustee, the trustee shall have the right to give notice to WCG and the holders of such Debt, or trustees or agents therefor, of a payment blockage, and thereafter no payments of such Debt may be made for a period of 179 days from the date of such notice; provided that not more than one such payment blockage notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to the notes during such period;

          (3) if payment of such Debt is accelerated when any notes are outstanding, no payments of such Debt may be made until three Business Days after the trustee receives notice of such acceleration and, thereafter, such payments may only be made to the extent the terms of such Debt permit payment at that time; and

          (4) such Debt may not

             (x) provide for payments of principal of such Debt at the stated maturity of such Debt or by way of a sinking fund applicable to such Debt or by way of any mandatory redemption, defeasance, retirement or repurchase of such Debt by WCG, including any redemption, retirement or repurchase which is contingent upon events or circumstances but excluding any retirement required by virtue of acceleration of such Debt upon an event of default thereunder, in each case prior to the final Stated Maturity of the notes or

             (y) permit redemption or other retirement, including pursuant to an offer to purchase made by WCG, of such Debt at the option of the holder of such Debt prior to the final Stated Maturity of the notes, other than, in the case of clause (x) or (y), any such payment, redemption or other retirement, including pursuant to an offer to purchase made by WCG, which is conditioned upon

            - a change of control of WCG pursuant to provisions substantially similar to those described in the section above entitled
              "-- Certain covenants -- Change of control triggering event" (and which shall provide that such Debt will not be repurchased pursuant to such provisions prior to WCG's repurchase of the notes required to be repurchased by WCG pursuant to the provisions described in the section above entitled "-- Certain covenants -- Change of control triggering event") or

            - a sale or other disposition of assets pursuant to provisions substantially similar to those described in the section above entitled "-- Certain covenants -- Limitation on asset dispositions" (and which shall provide that such Debt will not be repurchased pursuant to such provisions prior to WCG's repurchase of the notes required to be repurchased by WCG pursuant to the provision described in the section above entitled "-- Certain covenants -- Limitation on asset dispositions").

     "Subsidiary" of any Person means:

          - a corporation more than 50% of the combined voting power of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person; or

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          - any other Person, other than a corporation, in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

     "Telecommunications Assets" means:

          (a) any Property, other than cash, cash equivalents and securities, to be owned or used by WCG or any Restricted Subsidiary and used in the Telecommunications Business;

          (b) for purposes of the covenants described in the sections above entitled "-- Certain covenants -- Limitation on consolidated debt" and "-- Limitation on liens" only, Capital Stock of any Person; or

          (c) for all other purposes of the indenture, Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by WCG or another Restricted Subsidiary from any Person other than an Affiliate of WCG;

          provided, however, that, in the case of clause (b) or (c), such Person is primarily engaged in the Telecommunications Business.

     "Telecommunications Business" means the business of:

          (1) transmitting, or providing services relating to the transmission of, voice, video, data through owned or leased transmission facilities or the right to use such facilities;

          (2) constructing, creating, developing, operating, managing or marketing communications networks, related network transmission equipment, software and other devices for use in a communications business;

          (3) computer outsourcing, data center management, computer systems integration, reengineering of computer software for any purpose, including, without limitation, for the purposes of porting computer software from one operating environment or computer platform to another or to address issues commonly referred to as "Year 2000 issues";

          (4) constructing, managing or operating fiber optic telecommunications networks and leasing capacity on those networks to third parties;

          (5) the sale, resale, installation or maintenance of communications systems and equipment; or

          (6) evaluating, participating or pursuing any other activity or opportunity that is primarily related to those identified in (1), (2), (3),
     (4) or (5) above;

          provided that the determination of what constitutes a Telecommunications Business shall be made in good faith by the board of directors of WCG.

     "Treasury Rate" means, at any date of determination, the yield to maturity as of such date (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519), which has become publicly available at least two business days prior to the date of the redemption notice for which such computation is being made, or if such Statistical Release is no longer published, as reported in any publicly available source of similar market data) of United States Treasury securities with a constant maturity most nearly equal to the Make-Whole Average Life; provided however, that if the Make-Whole Average Life is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

     "Unrestricted Subsidiary" means

          - any Subsidiary of an Unrestricted Subsidiary and

          - any Subsidiary of WCG designated as such pursuant to and in compliance with the section above entitled "-- Certain covenants -- Limitation on designations of unrestricted subsidiaries" and not thereafter redesignated as a Restricted Subsidiary as permitted pursuant to such section.

     "Voting Stock" of any Person means Capital Stock of such Person which ordinarily has voting power for the election of directors, or persons performing similar functions, of such Person, whether at all times or only for so long as no senior class of securities has such voting power by reason of any contingency.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person, all of the outstanding Voting Stock or other ownership interests, other than directors' qualifying shares, of which shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

     "Williams Intercompany Arrangements" means the Williams note and any other documents, instruments, agreements and arrangements between WCG and any Restricted Subsidiaries, between any Restricted Subsidiaries or between WCG or any Restricted Subsidiary, on the one hand, and The Williams Companies, Inc. or any of its Subsidiaries, on the other hand, in effect on the date of the indenture, as such documents, instruments, agreements and arrangements may be amended, modified or supplemented, but only to the extent any such amendments, modifications or supplements are approved by a majority of the members of the board of directors of WCG who are disinterested with respect to such amendment, modification or supplement.

EVENTS OF DEFAULT

     The following will be Events of Default under the indenture:

          (a) failure to pay principal of, or premium, if any, on, any note when due;

          (b) failure to pay any interest on any note when due, continued for 30 days;

          (c) default in the payment of principal of and interest on notes required to be purchased pursuant to an offer to purchase the notes in accordance with the indenture as described in the section above entitled "-- Certain covenants -- Change of control triggering event" when due and payable;

          (d) failure to perform or comply with the provisions described in the section above entitled "-- Mergers, consolidations and certain sales of assets";

          (e) failure to perform any other covenant or agreement of WCG under the indenture or the notes continued for 60 days after written notice to WCG by the trustee or holders of at least 25% in aggregate principal amount of the outstanding notes;

          (f) default under the terms of any instrument evidencing or securing Debt of WCG or any Restricted Subsidiary having an outstanding principal amount of $25 million or its foreign currency equivalent at the time individually or in the aggregate which default results

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     in the acceleration of the payment of such indebtedness or constitutes the failure to pay such indebtedness when due (after expiration of any applicable grace period);

          (g) the rendering of a final judgment or judgments, not subject to appeal or covered by insurance, against WCG or any Restricted Subsidiary in an aggregate amount in excess of $25 million or its foreign currency equivalent at the time and which shall not be waived, satisfied or discharged for any period of 45 consecutive days after the date on which the right to appeal has expired;

          (h) any Domestic Restricted Subsidiary Guarantee ceases to be in full force and effect, other than in accordance with the terms of such Domestic Restricted Subsidiary Guarantee, or any Guarantor denies or disaffirms its obligations under its Domestic Restricted Subsidiary Guarantee; and

          (i) certain events of bankruptcy, insolvency or reorganization affecting WCG or any Significant Subsidiary.

     If an Event of Default has occurred, which has not been cured or waived, the trustee will exercise its rights and powers under the indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. At all other times, the trustee will not be under any obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of notes, unless such holders shall have offered to the trustee reasonable indemnity. Subject to this indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     If any Event of Default (other than an Event of Default described in clause
(i) above) shall occur and be continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may accelerate the maturity of all notes. After such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived. If an Event of Default specified in clause (i) above occurs, the outstanding notes will automatically become immediately due and payable without any declaration or other act on the part of the trustee or any holder. For information as to waiver of defaults, see the section below entitled "-- Amendment, supplement and waiver."


     No holder of any note will have any right to institute any proceeding with respect to the indenture or for any remedy under the indenture, unless such holder shall have previously given to the trustee written notice of a continuing Event of Default and unless also the holders of at least 25% in aggregate principal amount of the outstanding notes shall have made written request and offered indemnity satisfactory to the trustee to institute such proceeding as trustee, and the trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of the principal of and premium, if any, or interest on such note on or after the respective due dates expressed in such note.


     WCG shall deliver to the trustee written notice in the form of an officers' certificate, within 30 days after the occurrence, of any event which with the giving of notice and the lapse of time would become an Event of Default, its status and what action WCG is taking or proposes to take with respect to such event. WCG also will be required to deliver to the trustee annually a

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statement as to the performance by WCG of certain of its obligations under the indenture and as to any default in such performance. In the event that WCG shall fail to timely notify the trustee of a default or Event of Default, this failure will be deemed to be cured if the default or Event of Default is cured.

AMENDMENT, SUPPLEMENT AND WAIVER

     WCG, the Guarantors, if any, and the trustee may, at any time and from time to time, without notice to or consent of any holders of notes, enter into one or more indentures supplemental to the indenture:

          (1) to evidence the succession of another Person to WCG and the assumption by such successor of the covenants of WCG in the indenture and the notes;

          (2) to add to the covenants of WCG, for the benefit of the holders, or to surrender any right or power conferred upon WCG by the indenture;

          (3) to add any additional Events of Default;

          (4) to provide for uncertificated notes in addition to or in place of certificated notes;

          (5) to evidence and provide for the acceptance of appointment under the indenture of a successor trustee;

          (6) to secure the notes;

          (7) to comply with the Trust Indenture Act;

          (8) to add additional Guarantees with respect to the notes or to release Guarantors from Domestic Restricted Subsidiary Guarantees as provided by the terms of the indenture; or

          (9) to cure any ambiguity in the indenture, to correct or supplement any provision in the indenture which may be inconsistent with any other provision therein or to add any other provision with respect to matters or questions arising under the indenture;

          provided such actions shall not adversely affect the interests of the holders in any material respect.

     With the consent of the holders of at least a majority in principal amount of the outstanding notes, WCG, the Guarantors, if any, and the trustee may enter into one or more supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or modifying in any manner the rights of the holders; except that no such supplemental indenture shall, without the consent of the holder of each outstanding note:

          (1) change the Stated Maturity of the principal of, or any installment of interest on, any note, or reduce the principal amount of any note or the interest on any note that would be due and payable upon the Stated Maturity of any note, or change the place of payment where, or the coin or currency in which, any note or any premium or interest on any note is payable, or impair the right to institute suit for the enforcement of any such payment on or after the Stated Maturity of any note;

          (2) reduce the percentage in principal amount of the outstanding notes, the consent of whose holders is necessary for any such supplemental indenture or required for any waiver of compliance with certain provisions of the indenture or certain Defaults thereunder;

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

          (3) subordinate in right of payment, or otherwise subordinate, the notes to any other Debt;

          (4) except as otherwise required by the indenture, release any security interest that may have been granted in favor of the holders of the notes;

          (5) reduce the premium payable upon the redemption of any note or change the time at which any note may be redeemed, as described in the section above entitled "-- Optional redemption;"

          (6) reduce the premium payable upon a Change of Control Triggering Event;

          (7) make any change in any Domestic Restricted Subsidiary Guarantee that would adversely affect the holders of the notes; or

          (8) modify any provision of this paragraph, except to increase any percentage set forth herein.

     The holders of at least a majority in principal amount of the outstanding notes may, by written notice to WCG and the trustee on behalf of the holders of all the notes, waive any past Default under the indenture and its consequences, except Default

     - in the payment of the principal of, or premium, if any, or interest on any note, or

     - in respect of a covenant or provision hereof which under the proviso to the prior paragraph cannot be modified or amended without the consent of the holder of each outstanding note affected.

SATISFACTION AND DISCHARGE OF THE INDENTURE, DEFEASANCE

     WCG, at its election, shall:

     (a) be deemed to have paid and discharged its debt on the notes and the indenture shall cease to be of further effect as to all outstanding notes, except as to

     - rights of registration of transfer, substitution and exchange of notes and WCG's right of optional redemption,

     - rights of holders to receive payment of principal of, premium, if any, and interest on such notes (but not the purchase price referred to in the section above entitled "-- Certain covenants -- Change of control triggering event" or in the section above entitled "-- Limitation on asset dispositions") and any rights of the holders with respect to such amount,

     - the rights, obligations and immunities of the trustee under the indenture and

     - certain other specified provisions in the indenture; or

     (b) cease to be under any obligation to comply with certain restrictive covenants, including those described in the section above entitled "-- Certain covenants," and terminate the operation of certain Events of Default, after the irrevocable deposit by WCG with the trustee, in trust for the benefit of the holders of notes, at any time prior to the maturity of the notes, of

     - money in an amount,

     - Government Securities which through the payment of interest and principal will provide, not later than one day before the due date of payment in respect of the notes, money in an amount, or

     - a combination thereof,

sufficient to pay and discharge the principal of, premium, if any, on, and interest on, the notes then outstanding on the dates on which any such payments are due in accordance with the terms of the indenture and of the notes.

     Such defeasance or covenant defeasance shall be deemed to occur only if certain conditions are satisfied, including among other things, delivery by WCG to the trustee of an opinion of counsel acceptable to the trustee to the effect that

     - such deposit, defeasance and discharge will not be deemed, or result in, a taxable event for federal income tax purposes with respect to the holders; and

     - WCG's deposit will not result in the trust relating thereto or the trustee being subject to regulation under the Investment Company Act of 1940, as amended.

GOVERNING LAW

     The indenture and the notes are governed by the laws of the State of New York, without reference to principles of conflicts of law.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of WCG, as such, shall have any liability for any obligations of WCG under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation, solely by reason of its status as director, officer, employee, incorporator or stockholder of WCG. By accepting a note each holder waives and releases all such liability, but only such liability. The waiver and release are part of the consideration for issuance of the notes. Nevertheless, such waiver may not be effective to waive liabilities under the federal securities laws and it has been the view of the Commission that such a waiver is against public policy.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange notes in accordance with the indenture. WCG, the registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and WCG may require a holder to pay any taxes and fees required by law or permitted by the indenture.

       DESCRIPTION OF OTHER INDEBTEDNESS AND OTHER FINANCING ARRANGEMENTS

     The following are summaries of the material provisions of our debt agreements, copies of which we have filed as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law. See the section of this prospectus entitled "Where You Can Find Additional Information" for more information.


INTERIM CREDIT FACILITY



     In April 1999, we entered into a $1.4 billion unsecured revolving interim credit facility with four banks which terminates on September 30, 1999. Our interim credit obligations are guaranteed by Williams. Borrowings under this interim credit facility are generally for 30- to 90-day terms and bear interest at LIBOR plus 87.5 basis points. At the date of this prospectus, we have approximately $750 million in borrowings outstanding under this credit facility. We intend to repay all of the then-outstanding borrowings under this facility by borrowing the full $500 million available under the revolving credit portion of our permanent credit facility and borrowing the remaining amount necessary under our short term loan facility described below. The interim credit facility terminates once the permanent credit facility is in place.


PERMANENT CREDIT FACILITY


     Bank of America, N.A. and The Chase Manhattan Bank have committed to provide a $1.0 billion credit facility for our subsidiary, Williams Communications, Inc., described below. The commitment requires that the facility be entered into in September 1999. The credit facility will consist of a $500 million seven-year senior multi-draw amortizing term loan facility and a $500 million six-year senior reducing revolving credit facility. We may borrow under the term loan facility during a one-year period beginning on the commencement date of the credit facility. We may borrow under the revolving credit facility throughout its six-year term.



     The loans will bear interest based on our debt ratings by Standard & Poor's and Moody's. We expect the initial annual rate of interest to be LIBOR plus 2.25%.


     Term loans must be repaid beginning in the fourth year of the term loan facility: 15% of the term loans must be repaid during the fourth year, 25% during the fifth year, 30% during the sixth year and 30% during the seventh year. The commitments under the revolving credit facility will be permanently reduced by 20% in the fourth year, by 30% in the fifth year, and by 50% in the sixth year. We must repay amounts borrowed under the revolving credit facility to the extent these amounts are in excess of the remaining commitments.


     We are required to ratably prepay the term loans and reduce our revolving loan commitments by an amount equal to:


     - 100% of net cash proceeds from sales of assets to the extent these proceeds are not reinvested in core assets or permitted acquisitions
     - 50% of excess cash flow beginning in 2001
     - 100% of net cash proceeds received from the issuance of debt after the offerings, except permitted debt


     Prepayment of the term loans and reduction of the revolving loan commitments are not required from excess cash flow and is required from only 50% of the proceeds received from issuing debt if the ratings assigned to the facilities by Standard & Poor's and Moody's are not less than BBB- and Baa3, respectively, or if the ratio of total debt to adjusted EBITDA is less than 3.5 to 1.0. The lenders may terminate the permanent credit facility and declare all loans outstanding under the permanent credit facility due and payable if an event of default occurs under the permanent credit facility. Events of default under the permanent credit facility include:

     - nonpayment of principal or other amounts due under the facilities
     - material misrepresentations
     - covenant violations
     - a cross-default to our other material debt
     - certain bankruptcy and ERISA events
     - material judgments
     - a downgrade by Standard & Poor's or Moody's of the senior unsecured debt of Williams to less than BBB- or Baa3, respectively
     - a change of control of our company


     The loans shall be unsecured except that if at any time the rating for the permanent credit facility assigned by Standard & Poor's is less than BB- or by Moody's is less than Ba3, we must, if requested by the lenders, provide the lenders with security interests and liens upon substantially all of our assets.


     The credit facility will contain restrictive and financial maintenance covenants. Restrictive covenants will include limitations on:


     - additional debt

     - creation of liens
     - guarantees
     - sales of assets
     - mergers, consolidations, liquidations and dissolutions

     - investments, loans, advances and acquisitions


     - dividends and other payments with respect to our capital stock and common stock of our subsidiaries and voluntary prepayments of debt, including the notes


     - material changes to our charter, the indenture for the notes, the Williams note, or certain other agreements

     - sale and leaseback transactions
     - material changes in our lines of business

     - transactions with affiliates


     - agreements not to pledge assets or pay dividends


     Financial maintenance covenants will include:

     - a total debt to contributed capital requirement
     - a minimum adjusted EBITDA requirement
     - a limitation on capital expenditures
     - a total debt to adjusted EBITDA requirement
     - a senior debt to adjusted EBITDA requirement

     - an adjusted EBITDA to interest expense requirement


     The commitment is subject to a number of significant conditions including:

     - no material adverse condition or change affecting our business, operations, conditions or prospects
     - completion of and satisfaction with a due diligence inspection of us
     - no material disruption of or adverse change in financial, banking or capital markets

     - negotiation, execution and delivery of definitive loan documentation on or before September 30, 1999

     - receipt of either gross proceeds from the equity offering and the concurrent investments of not less than $1 billion and gross proceeds from the notes offering of not less than $1.3 billion, or a Williams guarantee of our obligations under the permanent credit facility


     Our ability to borrow under the permanent credit facility is subject to additional conditions, many of which require lender satisfaction or are based on lender determination. The facilities will be guaranteed by us, all of our direct and indirect domestic restricted subsidiaries, and, in the event the gross proceeds from the equity offering and concurrent investments are less than $1 billion, or the gross proceeds from the notes offering are less than $1.3 billion, the facilities will continue to be guaranteed by Williams.


     The lenders intend to syndicate all or part of their commitments to a group of financial institutions. We have agreed that pricing, structure, amount and other terms of the facilities may be changed if the lenders determine advisable to ensure successful syndication or optimal credit structure. We may however reject such changes and terminate the commitments.


     We expect to borrow the amounts necessary under the permanent credit facility to repay a portion of the interim credit facility and as and when needed for our capital investment plan and for working capital and general corporate purposes. At the time of the offerings we anticipate that we will have approximately $500 million in borrowings outstanding under the permanent credit facility that we plan to repay with proceeds from the offerings.


     At any time within two years after we enter into the facility, we may request one or more additional credit facilities from the permanent credit facility lenders. These facilities would be in an aggregate amount of not less than $100 million or more than $500 million. The terms and conditions of any additional facilities have not been agreed to and would have to be negotiated. The average life to maturity of any additional facilities could not be less than the remaining average life to maturity of the permanent term or revolving credit facilities. We are not required to request or enter into any additional facilities and, if we request additional facilities, no lender is obligated to participate.


SHORT TERM LOAN FACILITY



     We expect to enter into a $750 million short term loan facility with affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated (with a 50% commitment), Lehman Brothers Inc. (with a 25% commitment) and Salomon Smith Barney Inc. (with a 25% commitment) which will terminate on the earlier to occur of December 31, 1999 and the completion of the equity offering. We intend to make our initial borrowing under this short term loan facility at the time that we make our initial borrowing under our permanent credit facility. Obligations under this short term loan facility will be guaranteed by Williams and will bear interest at the same rate of interest borne by borrowings under our permanent credit facility. We intend to repay all of the then-outstanding borrowings under this short term loan facility with the proceeds of the concurrent investments and the offerings.


WILLIAMS NOTE

     To fund our operations, we historically have received capital contributions from Williams and interest-bearing advances from Williams and an affiliate of Williams at floating rates of interest established at specified margins above benchmark rates. As of June 30, 1999, Williams' total capital contributions to us were approximately $1.4 billion and our borrowings provided by Williams were $794.2 million at an annual interest rate of LIBOR plus 75 basis points, the rate paid on our current credit facility. At the time of completion of the offerings, we estimate that we will have approximately $1.0 billion in borrowings from Williams. At that time, these borrowings will be converted into a seven-year amortizing note payable by Williams

Communications, Inc. to Williams that will bear interest at an annual rate based on our credit rating, expected initially to be LIBOR plus 2.25%. The permanent credit facility will prohibit principal payments on the Williams note prior to June 30, 2000. For so long as no default or event of default exists under the permanent credit facility, principal will be paid quarterly beginning June 30, 2000, with no less than $25 million payable in any fiscal year. Additional principal payments will be permitted under the permanent credit facility and will be made to the extent, after giving effect to such payment, the ratio of total debt to adjusted EBITDA, as defined in the permanent credit facility, is less than 5.0 to 1.0. Additional principal payments may also be made with additional capital as defined in the permanent credit facility. The Williams note will be due and payable in full upon a change of control of our company. We plan to amend the Williams note to more closely resemble the terms and conditions of the permanent credit facility after the completion of the offerings.

     The Williams note will rank senior to the notes. It will rank equal to the permanent credit facility except to the extent the permanent credit facility is secured and as set forth in an intercreditor agreement to be entered into by Williams and the credit facility lenders. Under the intercreditor agreement, Williams will agree that the Williams note will be subordinated to rights of the lenders in any bankruptcy, insolvency, liquidation or dissolution of the borrower and in the event of default under the credit facility, with some exceptions to be negotiated.

ASSET DEFEASANCE PROGRAM

     During 1998, we entered into an asset defeasance program in the form of an operating lease agreement covering a portion of the Williams network with a group of financial institutions. The total estimated cost of the network assets to be covered by this lease agreement is $750 million. The lease term includes an interim term, during which the covered network assets will be constructed, which is anticipated to end no later than December 31, 1999, and a base term. The interim and base terms are expected to total five years and, if renewed, could total seven years.


     We have an option to purchase the covered network assets during the lease term at an amount approximating the lessor's cost. Williams provides a residual value guarantee equal to a maximum of 89.9% of the transaction. The residual value guarantee is reduced by the present value of the actual lease payments. In the event that we do not exercise the purchase option, we expect the fair market value of the covered network assets to substantially reduce or eliminate Williams' payment under the residual value guarantee. At June 30, 1999, approximately $495 million of the $750 million of availability had been used under this program.


               IMPORTANT UNITED STATES FEDERAL TAX CONSIDERATIONS
                        OF THE NOTES TO NON-U.S. HOLDERS

     This is a general discussion of certain United States federal tax consequences of the acquisition, ownership, and disposition of our notes by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A holder of our notes who is not a U.S. person is a non-U.S. holder. We assume in this discussion that you will hold our notes issued pursuant to the offering as a capital asset (generally, property held for investment). We do not discuss all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances, such as special tax rules that would apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization or partnership. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our notes, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

     For purposes of this discussion, a U.S. person means any one of the following:

     - a citizen or resident of the U.S.
     - a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.
     - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source
     - a trust, the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust

INTEREST

     Interest paid to a non-U.S. holder will generally not be subject to withholding of U.S. federal income tax provided that all of the following are true:

     - the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all our classes of stock entitled to vote
     - the non-U.S. holder is not a controlled foreign corporation to which we are a related person for U.S. federal income tax purposes
     - the non-U.S. holder certifies, under penalties of perjury, that it is a non-U.S. holder and provides its name and address

     Interest paid to a non-U.S. holder that does not qualify for the above exception from withholding tax would generally be subject to withholding of U.S. federal income tax at the rate of 30% unless the non-U.S. holder of the note provides us or our paying agent, as the case may be, with a properly executed
(1) IRS Form 1001 (or successor form) claiming an exemption from (or reduction in) withholding under the benefit of an applicable tax treaty or (2) IRS Form 4224 (or successor form) stating that the interest paid on the note is not subject to withholding tax because it is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. If, however, the interest is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder, the interest will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders and under certain circumstances, the branch profits tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes.

GAIN ON DISPOSITION

     A non-U.S. holder will generally not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our notes unless any one of the following is true:

     - the gain is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder

     - the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met
     - the non-U.S. holder is subject to tax pursuant to provisions of the U.S. federal income tax law applicable to certain United States expatriates

     Gain that is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders and under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

UNITED STATES FEDERAL ESTATE TAXES

     A note that is owned or treated as owned by an individual who is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, on the date of that person's death will not be included in his or her estate for U.S. federal estate tax purposes, provided that both of the following are true:

     - the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote on the date of that person's death
     - the interest on the note would not have been effectively connected with the conduct of trade or business in the U.S. if it had been received by that person on the date of that person's death

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report annually to the IRS and to each non-U.S. holder the amount of interest that we paid to that holder, and the amount of tax that we withheld on the interest. This information may also be made available to the tax authorities of a country in which the non-U.S. holder resides.

     Under current U.S. Treasury regulations, U.S. information reporting requirements and backup withholding tax at a rate of 31% will generally apply to interest and gross proceeds received with respect to a note. Backup withholding tax will generally not apply to interest and gross proceeds received by a non-U.S. holder who furnishes a certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Generally, a non-U.S. holder will provide this certification on IRS Form W-8 (Certificate of Foreign Status). Payments to or through a U.S. office of a broker of the proceeds of a sale, exchange or other disposition of a note are subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements, but not backup withholding tax, will also apply to payments of the proceeds of a sale of a note by foreign offices of U.S. brokers, or foreign brokers with certain types of relationships to the U.S., unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met, or the holder otherwise establishes an exemption.

     Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS.

     The U.S. Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, those regulations do not significantly alter the substantive withholdings and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. The final regulations are generally effective for payments made after December 31, 2000, subject to transition rules.

                                  UNDERWRITING

GENERAL


     We intend to offer our notes through a number of underwriters. Subject to the terms and conditions set forth in a purchase agreement among our company and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and Salomon Smith Barney Inc., who are acting as representatives of the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the aggregate principal amount of the notes set forth opposite its name below. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as sole book-running manager for the notes offering and Lehman Brothers Inc. and Salomon Smith Barney Inc. are the co-lead managers for the notes offering.



                                                                PRINCIPAL
                        UNDERWRITER                               AMOUNT
                        -----------                           --------------
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated..................................  $
Lehman Brothers Inc. .......................................
Salomon Smith Barney Inc. ..................................
Banc of America Securities LLC..............................
Chase Securities Inc. ......................................
BNY Capital Markets, Inc. ..................................
Nesbitt Burns Securities Inc. ..............................
Wasserstein Perella Securities, Inc. .......................
ABN AMRO Incorporated.......................................
BancBoston Robertson Stephens Inc. .........................
CIBC World Markets Corp. ...................................
Credit Lyonnais Securities (USA) Inc. ......................
Credit Suisse First Boston Corporation......................
Deutsche Bank Securities Inc................................
RBC Dominion Securities Corporation.........................
                                                              --------------
              Total.........................................  $1,300,000,000
                                                              ==============


     The several underwriters have agreed, subject to the terms and conditions included in the purchase agreement, to purchase all of the notes being sold pursuant to such agreement if any of the notes being sold pursuant to such agreement are purchased.

     In the event of a default by an underwriter, the purchase agreement provides that, in some circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

     We have agreed to indemnify the underwriters against some liabilities, including some liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

     The notes are being offered by the several underwriters, subject to prior sale, when, as if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions, including the closing of the equity offering and the initial SBC investment. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.


CONCESSIONS AND DISCOUNTS

     The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession not in excess of ____% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a discount not in excess of ____% of the principal amount of the notes to certain other dealers. After the public offering, the public offering price, concession and discount may be changed.

     The expenses of the offering, exclusive of the underwriting discount, are estimated at $1,400,000 and are payable by us.

NO SALES OF SIMILAR SECURITIES

     We have agreed, subject to exceptions, not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any debt securities, or any securities convertible into or exercisable or exchangeable for debt securities, or file a registration statement under the Securities Act with respect to the foregoing, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 180 days after the date of this prospectus.

NEW ISSUE OF NOTES


     The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after the consummation of the notes offering, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.


PRICE STABILIZATION AND SHORT POSITIONS

     In connection with the notes offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with the notes offering, i.e., if they sell more notes than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might in the absence of such purchases.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

OTHER RELATIONSHIPS


     Certain of the underwriters of the notes offering and their affiliates engage in transactions with, and perform services for, our company in the ordinary course of business and have engaged and may in the future engage in commercial banking and investment banking transactions with us and with Williams, for which they receive customary compensation. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc., Salomon Brothers Inc., Banc of America Securities LLC, CIBC World Markets Corp. and Credit Suisse First Boston Corporation will also act as underwriters for the equity offering. Furthermore, affiliates of Banc of America Securities LLC, Chase Securities Inc., BNY Capital Markets, Inc. and Nesbitt Burns Securities Inc. are lenders under our interim credit facility, and affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and Salomon Smith Barney Inc. will be lenders under the short term loan facility. We expect that affiliates of some of the underwriters will be lenders under the permanent credit facility.


                                 LEGAL MATTERS


     The validity of the notes offered in this prospectus and certain legal matters in connection with the offerings will be passed upon for us by our Senior Vice President, Law, William von Glahn. Certain legal matters in connection with the offerings will be passed upon by our special counsel, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP has from time to time represented, and may continue to represent, Williams and its affiliates in certain legal matters, and is one of several firms that have provided advice on taxation matters in connection with the formation of WCG. Certain legal matters in connection with the offerings will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York. Davis Polk & Wardwell has from time to time represented, and may continue to represent, Williams and its affiliates in certain legal matters. As of the date of this prospectus, Mr. von Glahn owns, directly or indirectly, 196,416 shares of common stock of Williams and has the right to exercise options to receive an additional 90,504 shares. At the time of completion of the offerings, our company will grant to Mr. von Glahn options to purchase 50,000 shares of our common stock at an exercise price equal to the initial public offering price.


                                    EXPERTS

     The consolidated financial statements and schedule of Williams Communications Group, Inc. at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein which, as to the year 1998, are based in part on the report of Arthur Andersen S/C, independent public accountants. The financial statements and schedule referred to above are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

     The combined financial statements of the Direct Sales Subsidiary, NCS (including BA Meridian) and TTS of the Enterprise Network's division of Nortel Networks Corporation, formerly Northern Telecom Limited, for the year ended December 31, 1996 and the four-month period ended April 30, 1997 appearing in this prospectus and registration statement have been audited by Deloitte & Touche LLP, independent auditors, as set forth thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) which we have filed with the Commission under the Securities Act, with respect to the notes offered in this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the Commission. We refer you to the registration statement for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of documents are not necessarily summaries of the material provisions of those documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission. You can inspect and copy the registration statement and the reports and other information we file with the Commission under the Exchange Act at the public reference room maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The same information will be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, N.Y. 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of this material from the public reference room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

     Upon the effectiveness of the registration statement, we will become subject to the information requirements of the Exchange Act. We will then file reports, proxy statements and other information under the Exchange Act with the Commission. In addition, Williams is subject to the information requirements of the Exchange Act and files reports and other information under the Exchange Act with the Commission. You can inspect and copy these reports and other information of our company and Williams at the locations set forth above or download these reports from the Commission's web site.

                         INDEX TO FINANCIAL STATEMENTS

WILLIAMS COMMUNICATIONS GROUP, INC.
  Report of Ernst & Young LLP, Independent Auditors.........   F-2
  Report of Arthur Andersen S/C, Independent Public
     Accountants............................................   F-3
  Consolidated Statements of Operations for the years ended
     December 31, 1998, 1997 and 1996 and the six months
     ended June 30, 1999 and 1998 (unaudited)...............   F-4
  Consolidated Balance Sheets as of December 31, 1998 and
     1997 and June 30, 1999 (unaudited).....................   F-5
  Consolidated Statements of Stockholder's Equity for the
     years ended December 31, 1998, 1997 and 1996 and the
     six months ended June 30, 1999 and 1998 (unaudited)....   F-6
  Consolidated Statements of Cash Flows for the years ended
     December 31, 1998, 1997 and 1996 and the six months
     ended June 30, 1999 and 1998 (unaudited)...............   F-7
  Notes to Consolidated Financial Statements (Information as
     of June 30, 1999 and for the six months ended June 30,
     1999 and 1998 is unaudited)............................   F-8
DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
  AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
  NORTHERN TELECOM LIMITED
  Report of Deloitte & Touche LLP, Independent Auditors.....  F-41
  Combined Statements of Income and Changes in Net Assets
     for the four months ended April 30, 1997 and year ended
     December 31, 1996......................................  F-42
  Combined Statements of Cash Flows for the four months
     ended April 30, 1997 and year ended December 31,
     1996...................................................  F-43
  Notes to the Financial Statements.........................  F-44

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Williams Communications Group, Inc.

     We have audited the accompanying consolidated balance sheets of Williams Communications Group, Inc. as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of ATL -- Algar Telecom Leste S.A. (an entity in which the Company has a 30% interest at December 31, 1998) have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for ATL -- Algar Telecom Leste S.A., it is based solely on their report. In the consolidated statement of operations for the year ended December 31, 1998, the Company's equity in the net loss of ATL -- Algar Telecom Leste S.A. is $4,228,000.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

     In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Williams Communications Group, Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                            ERNST & YOUNG LLP

Tulsa, Oklahoma
April 7, 1999,
except for the matters described in the third paragraph of Note 10 and Note 17, as to which the date is July 27, 1999

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management and Shareholders of
  ATL -- Algar Telecom Leste S.A.:

     We have audited the balance sheet of ATL -- ALGAR TELECOM LESTE S.A. (a Brazilian corporation in the pre-operating stage) as of December 31, 1998, and the related statements of income, changes in shareholders' investment and cash flows for the period from inception (March 26, 1998) to December 31, 1998 (not presented separately herein), all expressed in US dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATL -- ALGAR TELECOM LESTE S.A. (a pre-operating Company) as of December 31, 1998, and the results of its operations and its cash flows for the period from inception (March 26, 1998) to December 31, 1998, in conformity with generally accepted accounting principles in the United States of America.

                                            ARTHUR ANDERSEN S/C

Belo Horizonte, Brazil, January 29, 1999.
  (except with respect to the matter
  discussed in Note 8, as to which the
  date is February 5, 1999)

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                     SIX MONTHS ENDED
                                   JUNE 30, (UNAUDITED)              YEAR ENDED DECEMBER 31,
                                 -------------------------   ---------------------------------------
                                    1999          1998          1998          1997          1996
                                 -----------   -----------   -----------   -----------   -----------
                                          (DOLLARS IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)
Revenues (Note 3)..............  $ 1,001,139   $   801,726   $ 1,733,469   $ 1,428,513   $   705,187
Operating expenses:
  Cost of sales................      765,742       587,238     1,294,583     1,043,932       517,222
  Selling, general and
     administrative............      264,852       206,996       489,173       329,513       152,484
  Provision for doubtful
     accounts..................       11,810         2,696        21,591         7,837         2,694
  Depreciation and
     amortization..............       62,112        40,759        87,081        71,863        32,378
  Other (Note 4)...............       26,913         1,033        34,245        32,269           500
                                 -----------   -----------   -----------   -----------   -----------
           Total operating
             expenses..........    1,131,429       838,722     1,926,673     1,485,414       705,278
                                 -----------   -----------   -----------   -----------   -----------
Loss from operations (Note
  3)...........................     (130,290)      (36,996)     (193,204)      (56,901)          (91)
Interest accrued...............      (29,033)       (6,250)      (18,650)       (8,714)      (17,367)
Interest capitalized...........        8,798         4,556        11,182         7,781            --
Equity losses (Note 3).........      (18,682)       (2,739)       (7,908)       (2,383)       (1,601)
Investing income...............        4,762         1,267         1,931           670           296
Minority interest in (income)
  loss of subsidiaries.........       11,272        (4,904)       15,645       (13,506)           --
Gain on sale of interest in
  subsidiary (Note 2)..........           --            --            --        44,540            --
Gain on sale of assets (Note
  4)...........................           --            --            --            --        15,725
Other income (loss), net.......         (758)          (44)          178           508          (108)
                                 -----------   -----------   -----------   -----------   -----------
Loss before income taxes.......     (153,931)      (45,110)     (190,826)      (28,005)       (3,146)
(Provision) benefit for income
  taxes (Note 5)...............      (45,834)        1,183         5,097        (2,038)         (368)
                                 -----------   -----------   -----------   -----------   -----------
Net loss.......................  $  (199,765)  $   (43,927)  $  (185,729)  $   (30,043)  $    (3,514)
                                 ===========   ===========   ===========   ===========   ===========
Basic loss per share:
  Net loss.....................  $  (199,765)  $   (43,927)  $  (185,729)  $   (30,043)  $    (3,514)
  Weighted average shares
     outstanding...............        1,000         1,000         1,000         1,000         1,000
Pro-forma loss per share
  (unaudited):
  Net loss.....................  $      (.43)  $      (.10)  $      (.40)  $      (.07)  $      (.01)
  Weighted average shares
     outstanding...............  460,000,000   460,000,000   460,000,000   460,000,000   460,000,000


                            See accompanying notes.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                              AS OF             AS OF DECEMBER 31,
                                                             JUNE 30,       ---------------------------
                                                         1999 (UNAUDITED)        1998           1997
                                                         ----------------   --------------   ----------
                                                                         (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents............................     $   73,706        $   42,004     $   11,290
  Receivables less allowance of $34,098,000 (unaudited)
     ($23,576,000 in 1998 and $12,787,000 in 1997).....        513,330           491,871        291,100
  Due from affiliates (Note 14)........................             --             3,881             --
  Costs and estimated earnings in excess of billings...        188,405           185,922        144,575
  Inventories..........................................         81,493            67,699         63,484
  Deferred income taxes (Note 5).......................         27,918            23,829         20,090
  Other (Note 4).......................................         72,988            26,198         29,640
                                                            ----------        ----------     ----------
Total current assets...................................        957,840           841,404        560,179
Investments (Note 7)...................................        657,631           265,217         28,170
Property, plant and equipment -- net (Note 8)..........      1,060,635           712,404        413,452
Goodwill and other intangibles, net of accumulated
  amortization of $87,304,000 (unaudited) ($81,882,000
  in 1998 and $55,136,000 in 1997).....................        365,902           430,557        403,319
Due from affiliate (Note 14)...........................             --                --         97,097
Other assets and deferred charges (Note 15)............        129,430            88,964          9,617
                                                            ----------        ----------     ----------
Total assets...........................................     $3,171,438        $2,338,546     $1,511,834
                                                            ==========        ==========     ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable (Note 9)............................     $  142,931        $  269,736     $   59,402
  Due to affiliates (Note 14)..........................         55,722            38,510        123,584
  Accrued liabilities (Note 9).........................        270,761           198,676        176,979
  Billings in excess of costs and estimated earnings...         63,876            49,434         48,054
  Long-term debt due within one year (Note 10).........            372               690          1,195
                                                            ----------        ----------     ----------
Total current liabilities..............................        533,662           557,046        409,214
Long-term debt:
  Affiliates (Note 14).................................        800,956           620,710             --
  Other (Note 10)......................................        613,275             3,020        125,746
Deferred income taxes (Note 5).........................        127,135            29,417         20,090
Other liabilities......................................         23,040            10,595          5,126
Minority interest in subsidiaries......................        121,504           110,076         83,156
Stockholder's equity:
  Common stock, $1 per share par value, 1,000 shares
     issued and authorized.............................              1                 1              1
  Capital in excess of par value.......................      1,391,160         1,299,871      1,000,348
  Accumulated deficit..................................       (516,924)         (316,896)      (128,368)
  Accumulated other comprehensive income (loss) (Note
     11)...............................................         77,629            24,706         (3,479)
                                                            ----------        ----------     ----------
Total stockholder's equity.............................        951,866         1,007,682        868,502
                                                            ----------        ----------     ----------
Total liabilities and stockholder's equity.............     $3,171,438        $2,338,546     $1,511,834
                                                            ==========        ==========     ==========


                            See accompanying notes.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY


                                                      CAPITAL                    ACCUMULATED
                                                         IN                         OTHER
                                            COMMON   EXCESS OF    ACCUMULATED   COMPREHENSIVE
                                            STOCK    PAR VALUE      DEFICIT     INCOME(LOSS)      TOTAL
                                            ------   ----------   -----------   -------------   ----------
                                                                    (IN THOUSANDS)
Balance, December 31, 1995................    $1     $  179,712    $ (85,492)     $     --      $   94,221
  Net loss................................    --             --       (3,514)           --          (3,514)
  Capital contributions from parent.......    --        439,000           --            --         439,000
  Dividends to parent.....................    --             --       (2,760)           --          (2,760)
  Other...................................    --            306           --            --             306
                                              --     ----------    ---------      --------      ----------
Balance, December 31, 1996................     1        619,018      (91,766)           --         527,253
  Net loss................................    --             --      (30,043)           --         (30,043)
  Other comprehensive loss (Note 11):
     Unrealized depreciation on marketable
        equity securities.................    --             --           --        (2,348)         (2,348)
     Foreign currency translation
        adjustments.......................    --             --           --        (1,131)         (1,131)
                                                                                                ----------
  Comprehensive loss......................                                                         (33,522)
  Capital contributions from parent.......    --        366,130           --            --         366,130
  Acquisition of subsidiary with parent
     stock................................    --         15,200           --            --          15,200
  Dividends to parent.....................    --             --       (6,559)           --          (6,559)
                                              --     ----------    ---------      --------      ----------
Balance, December 31, 1997................     1      1,000,348     (128,368)       (3,479)        868,502
  Net loss................................    --             --     (185,729)           --        (185,729)
  Other comprehensive income (loss) (Note
     11):
     Unrealized appreciation on marketable
        equity securities.................    --             --           --        29,977          29,977
     Foreign currency translation
        adjustments.......................    --             --           --        (1,792)         (1,792)
                                                                                                ----------
  Comprehensive loss......................                                                        (157,544)
  Capital contributions from parent.......    --        299,493           --            --         299,493
  Noncash dividends to parent.............    --             --       (2,799)           --          (2,799)
  Other...................................    --             30           --            --              30
                                              --     ----------    ---------      --------      ----------
Balance, December 31, 1998................     1      1,299,871     (316,896)       24,706       1,007,682
  Net loss*...............................    --             --     (199,765)           --        (199,765)
  Other comprehensive income (loss) (Note
     11):
     Unrealized appreciation on marketable
        equity securities*................    --             --           --        74,492          74,492
     Foreign currency translation
        adjustments*......................    --             --           --       (21,569)        (21,569)
                                                                                                ----------
  Comprehensive loss*.....................                                                        (146,842)
  Capital contributions from parent*......    --         91,289           --            --          91,289
  Other*..................................    --             --         (263)           --            (263)
                                              --     ----------    ---------      --------      ----------
Balance, June 30, 1999*...................    $1     $1,391,160    $(516,924)     $ 77,629      $  951,866
                                              ==     ==========    =========      ========      ==========


---------------

* Amounts for the six months ended June 30, 1999 are unaudited.

                            See accompanying notes.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                      SIX MONTHS ENDED
                                                    JUNE 30, (UNAUDITED)         YEAR ENDED DECEMBER 31,
                                                    ---------------------   ---------------------------------
                                                      1999        1998        1998        1997        1996
                                                    ---------   ---------   ---------   ---------   ---------
                                                                         (IN THOUSANDS)
OPERATING ACTIVITIES
Net loss..........................................  $(199,765)  $ (43,927)  $(185,729)  $ (30,043)  $  (3,514)
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
  Depreciation....................................     45,593      27,280      58,924      48,266      22,453
  Amortization of goodwill and other
     intangibles..................................     16,519      13,479      28,157      23,597       9,925
  Provision (benefit) for deferred income taxes...     43,033      (1,808)     (7,781)     (1,777)     (1,600)
  Provision for loss on property..................     26,654          --          --      29,043          --
  Provision for loss on investment................         --          --      23,150       2,500          --
  Provision for doubtful accounts.................     11,810       2,696      21,591       7,837       2,694
  Equity losses...................................     18,682       2,739       7,908       2,383       1,601
  Gain on disposition of interest in subsidiary...         --          --          --     (44,540)         --
  Gain on sale of assets..........................         --          --          --          --     (15,725)
  Minority interest in income (loss) of
     subsidiaries.................................    (11,272)      4,904     (15,645)     13,506          --
  Cash provided (used) by changes in:
     Receivables sold.............................    (33,767)        345       8,103      25,664          --
     Receivables..................................    (11,009)    (61,340)   (213,148)    (34,127)    (15,420)
     Costs and estimated earnings in excess of
       billings...................................     (2,483)     12,979     (41,298)    (66,454)     (8,753)
     Inventories..................................    (13,056)      4,637      (2,347)     (6,613)     (1,896)
     Other current assets.........................      1,234     (10,279)    (10,640)        210     (17,484)
     Accounts payable.............................    (41,513)     49,622     108,770     (24,349)     13,851
     Accrued liabilities..........................     60,688     (17,643)     18,226      42,480      11,715
     Billings in excess of costs and estimated
       earnings...................................     14,442     (41,038)      1,380      38,239       5,214
     Due to/from affiliates.......................     21,093     (12,738)    (89,870)    127,378       7,320
     Other........................................     16,185      (6,370)    (10,561)     (5,342)    (12,156)
                                                    ---------   ---------   ---------   ---------   ---------
Net cash provided by (used in) operating
  activities......................................    (36,932)    (76,462)   (300,810)    147,858      (1,775)
FINANCING ACTIVITIES
Proceeds from long-term debt......................    940,963          --          --     150,890         126
Payments on long-term debt........................   (330,933)   (125,809)   (126,677)   (187,534)     (1,353)
Capital contributions from parent.................     91,289     123,627     299,493     366,130     439,000
Contribution to subsidiary from minority interest
  shareholders....................................     17,361          --          --          --          --
Changes due to/from affiliates....................    180,246     326,304     717,807     (96,974)   (209,004)
Dividends to parent...............................         --          --          --      (6,559)     (2,760)
                                                    ---------   ---------   ---------   ---------   ---------
Net cash provided by financing activities.........    898,926     324,122     890,623     225,953     226,009
INVESTING ACTIVITIES
Property, plant and equipment:
  Capital expenditures............................   (572,387)   (253,971)   (401,004)   (276,249)    (66,900)
  Proceeds from sales and dark fiber
     transactions.................................     48,894         628      40,012      15,292      23,010
Purchase of investments...........................   (306,799)     (7,002)   (226,489)    (25,345)    (15,415)
Acquisition of businesses, net of cash acquired...         --          --       9,067     (81,192)   (164,881)
Proceeds from sale of business....................         --          --      10,000          --          --
Other.............................................         --       8,920       9,315       4,000          --
                                                    ---------   ---------   ---------   ---------   ---------
Net cash used in investing activities.............   (830,292)   (251,425)   (559,099)   (363,494)   (224,186)
                                                    ---------   ---------   ---------   ---------   ---------
Increase (decrease) in cash and cash
  equivalents.....................................     31,702      (3,765)     30,714      10,317          48
Cash and cash equivalents at beginning of
  period..........................................     42,004      11,290      11,290         973         925
                                                    ---------   ---------   ---------   ---------   ---------
Cash and cash equivalents at end of period........  $  73,706   $   7,525   $  42,004   $  11,290   $     973
                                                    =========   =========   =========   =========   =========


                            See accompanying notes.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 DECEMBER 31, 1998, 1997 AND 1996 (INFORMATION AS OF JUNE 30, 1999 AND FOR THE
             SIX MONTHS ENDED JUNE 30, 1999 AND 1998 IS UNAUDITED.)

1. NATURE OF THE BUSINESS -- HISTORY AND FORMATION OF THE COMPANY -- BASIS OF PRESENTATION -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF THE BUSINESS

     Williams Communications Group, Inc. ("WCG" as described below) owns, operates and is extending a nationwide fiber optic network focused on providing voice, data, Internet and video services to communications service providers. WCG also sells, installs and maintains equipment and network services that address the comprehensive voice and data needs of organizations of all sizes. WCG's primary business units are Williams network ("Network") and Williams Communications Solutions ("Solutions"). WCG also owns and operates businesses that create demand for capacity on the Williams network, create demand for our solutions unit services or develop expertise in advanced transmission applications. In addition, WCG has a number of investments in domestic and foreign businesses that drive bandwidth usage on the Williams network, increase service capabilities, strengthen customer relationships or extend WCG's reach. These businesses and investments are referred to as "Strategic Investments."

HISTORY AND FORMATION OF THE COMPANY

     WCG is owned by The Williams Companies, Inc. ("Williams"). In 1985, Williams entered the communications business by pioneering the placement of fiber optic cables in decommissioned pipelines. By 1989, through a combination of construction projects and acquisitions, Williams had completed the fourth nationwide digital fiber optic network. The network consisted of approximately 9,700 route miles. By 1994, Williams, through its WilTel subsidiary, was one of the top providers of broadband data services and long distance voice services as well as the first provider to offer nationwide frame relay transmission capacity.


     In January 1995, Williams completed the sale of the WilTel network business to LDDS Communications, Inc. (now MCI WorldCom, Inc.) for approximately $2.5 billion. The sale included the nationwide fiber optic network and the associated consumer, business and carrier customers. Williams excluded from the sale an approximate 9,700 route mile single fiber network, comprised of a single fiber strand and associated equipment on the nationwide network, WilTel's communications equipment distribution business, and Vyvx, Inc. ("Vyvx"), a leading provider of integrated fiber optic, satellite and teleport video transmission services. The single-fiber network, along with Vyvx, our solutions unit and a number of acquired companies formed the initial basis for what is today WCG. See Note 2 for a description of acquisitions in 1996 through 1998.



     Under agreements with MCI WorldCom, Inc., the single fiber network can only be used to transmit video and multimedia services, including Internet services, until July 1, 2001. After July 1, 2001, the single fiber network can be used for any purpose, including voice and data tariffed services. In addition, as part of the sale to MCI WorldCom, Inc., Williams agreed not to reenter the communications network business until January 1998.



     In October 1997, management and ownership of the single fiber network was transferred from Strategic Investments to Network and intercompany transfer pricing was established prospectively. In addition, consulting, outsourcing and the management of Williams' internal telephone operations, activities previously performed within Strategic Investments, were

                      WILLIAMS COMMUNICATIONS GROUP, INC.

transferred to Network. For comparative purposes, the 1996 and 1997 consulting, outsourcing and internal telephone management activities previously performed in Strategic Investments that were transferred to Network have been reflected in Network's segment results. See Note 3 for segment disclosures.

     In January 1998, Williams reentered the communications network business, announcing its plans to develop a fiber optic network consisting of 32,000 route miles.

     In November 1998, Williams announced its intention to sell a minority interest in WCG through an initial public offering. Prior to the initial public offering, Williams contributed certain international communications investments held in Williams International Company to WCG for inclusion in the initial public offering (see Note 17).

BASIS OF PRESENTATION


     The accompanying consolidated financial statements have been retroactively restated to reflect the historical consolidated financial position as of June 30, 1999 (unaudited) and December 31, 1998 and 1997 and the consolidated results of operations and cash flows for the six months ended June 30, 1999 and 1998 (unaudited) and each of the three years in the period ended December 31, 1998 as if the contribution of the international investments held in Williams International Company to WCG described above had occurred and operated as a stand alone business throughout the periods presented. The June 30, 1999 and 1998 financial statements have not been audited by independent auditors, but include all normal recurring adjustments which, in the opinion of WCG's management, are necessary to present fairly its financial position as of June 30, 1999 and results of operations and cash flows for the six months ended June 30, 1999 and 1998. Williams Communications Group, Inc. and Williams International Company are both wholly owned subsidiaries of Williams. When the consolidated financial statements refer to WCG, references include both Williams Communications Group, Inc. together with its subsidiaries and the international assets contributed to the company from Williams. In addition, when the consolidated financial statements refer to Williams or parent, the reference includes Williams, either alone or together with its consolidated subsidiaries as the context requires, except for WCG. Prior to the completion of the equity offering, the existing outstanding common stock of WCG, all of which is owned by Williams, will be reclassified into shares of Class B common stock.


     The consolidated financial statements include the accounts of WCG and its majority owned subsidiaries and a subsidiary that WCG controls but owns less than 50% of the voting common stock. Companies in which WCG owns 20% to 50% of the voting common stock, or otherwise has the ability to exercise significant influence over the operating and financial policies of the company, are accounted for under the equity method of accounting.


     The specific international investments referred to above include the interests in ATL-Algar Telecom Leste S.A. ("ATL") located in Brazil, accounted for under the equity method (see Note 7), and a 36% interest at June 30, 1999 (22% at December 31, 1998) in PowerTel Limited ("PowerTel") located in Australia, accounted for under the principles of consolidation inasmuch as WCG has control over the operations despite its less than 50% ownership as WCG holds four of the seven PowerTel board seats and can control the ultimate decisions relating to the operations of PowerTel.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     WCG is organized into three operating segments as follows: (1) Network, which includes fiber optic construction, transmission and management services,
(2) Solutions, which includes distribution and integration of communications equipment for voice and data networks, and (3) Strategic Investments, which includes Vyvx services (video, advertising distribution and other multimedia transmission services via terrestrial and satellite links for the broadcast industry), closed circuit video broadcasting services for businesses and audio and video conferencing services, investments in domestic communications companies and investments in foreign communications companies located in Australia, Brazil and Chile.

     WCG's operations do not currently provide positive cash flow. Accordingly, Williams has historically funded WCG's capital expenditures and acquisitions through a combination of advances and capital contributions. Williams will continue to provide cash to WCG or assist in the attainment of bridge financing up to the effective date of the public offering. Subsequent to that date, WCG intends to finance future cash outlays through internally generated and external funds without relying on cash advances or contributions from Williams.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

     Transmission and management services revenues are recognized monthly as the services are provided. Amounts billed in advance of the service month are recorded as deferred revenue.

     Grants of indefeasible rights of use, or IRUs, of constructed but unlit fiber, or dark fiber, in exchange for cash, are accounted for as leases. IRUs are evaluated for sales-type lease accounting which resulted in certain lease transactions being accounted for as sales at the time of acceptance of the fiber by the customer. IRUs that do not meet the criteria for a sales-type lease are accounted for as an operating lease, and the cash received is recognized as revenue over the term of the IRU. IRUs exchanged for cash entered into after June 30, 1999 are accounted for as operating leases. See "Recent Accounting Standards" below.

     New systems sales and upgrades revenues are recognized under the percentage of completion method. Revenues on these contracts are initially recognized upon delivery of equipment with the remaining revenues under the contracts being recognized over the installation period based on the relationship of incurred labor to total estimated labor. Estimated losses on all contracts in progress are accrued when the loss becomes known. Costs incurred and estimated earnings on contracts in excess of billings are recorded and reflected as current assets in the balance sheet. The billings associated with these contracts occur incrementally over the term of the contract or upon completion of the contract, as provided in the applicable contract. Billings to customers in excess of costs incurred and estimated earnings are recorded and reflected as current liabilities.

     Customer service order revenues are recognized under the completed contract method. Customer service orders represent moves, adds or changes to existing customer systems.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Revenues on contracts for maintenance of installed systems are deferred and amortized on a straight-line basis over the lives of the related contracts.

CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include demand and time deposits, certificates of deposit and other marketable securities with maturities of three months or less when acquired.

INVENTORIES

     Inventories consist primarily of purchased new and refurbished data, voice and video equipment, and are stated at the lower of average cost or market.

PROPERTY, PLANT AND EQUIPMENT

     Property and equipment is recorded at cost. Depreciation is computed primarily on the straight-line method over estimated useful lives.

GOODWILL AND OTHER INTANGIBLES

     Goodwill is amortized on a straight-line basis over the estimated period of benefit ranging from ten to twenty-five years. Other intangibles are amortized on a straight-line basis over the estimated period of benefit ranging from five to twenty years.

IMPAIRMENT OF LONG-LIVED ASSETS

     WCG evaluates its long-lived assets, including related intangibles, of identifiable business activities for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. The determination of whether an impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If an impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

     For assets identified to be disposed of in the future, the carrying value of these assets is compared to the estimated fair value less the cost to sell to determine if an impairment is required. Until the assets are disposed of, an estimate of the fair value is redetermined when related events or circumstances change.

INCOME TAXES

     WCG's operations are included in the Williams' consolidated federal income tax return. A tax sharing agreement exists between WCG and Williams to allocate and settle among themselves the consolidated federal income tax liability (see
Note 5). Deferred income taxes are computed using the liability method and are provided on all temporary differences between the financial basis and tax basis of WCG's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to an amount that will more likely than not be realized.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

EARNINGS PER SHARE


     Basic earnings per share are based on the 1,000 shares outstanding for all periods presented. Diluted earnings per share are not presented as there are no dilutive securities related to the WCG stock for the periods presented. The pro-forma earnings per share was based on an assumed average shares outstanding of 460,000,000. Stock options and awards have not been considered in calculating the pro-forma net loss per share as their effect would be anti-dilutive.


FOREIGN CURRENCY TRANSLATION

     The functional currency of WCG is the U.S. dollar. The functional currency of WCG's foreign operations is the applicable local currency for each foreign subsidiary and equity method investee, including the Australian dollar, Brazilian real and Canadian dollar. Assets and liabilities of foreign subsidiaries and equity investees are translated at the spot rate in effect at the applicable reporting date, and the combined statements of operations and WCG's share of the results of operations of its equity affiliates are translated at the average exchange rates in effect during the applicable period. The resulting cumulative translation adjustment is recorded as a separate component of other comprehensive income.

     Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transactions gains and losses which are reflected in the statement of operations.

RECENT ACCOUNTING STANDARDS

     WCG adopted the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities," on January 1, 1999. The SOP requires that all start-up costs be expensed as incurred and the expense related to the initial application of this SOP was immaterial.

     In June 1999, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 43, "Real Estate Sales, an interpretation of FASB Statement No. 66." The interpretation is effective for sales of real estate with property improvements or integral equipment entered into after June 30, 1999. Under this interpretation, dark fiber is considered integral equipment and accordingly title must transfer to a lessee in order for a lease transaction to be accounted for as a sales-type lease. After June 30, 1999, the effective date of FASB Interpretation No. 43, sales-type lease accounting will no longer be appropriate for dark fiber leases and, therefore, these transactions will be accounted for as operating leases unless title to the fibers under lease transfers to the lessee or the agreement was entered into prior to June 30, 1999.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the 1999 presentation. Effective January 1, 1999, the segments previously known as Applications and Strategic Investments were combined as they are now collectively managed and reported under the name of Strategic Investments.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

2. ACQUISITIONS

NORTEL

     On April 30, 1997, WCG purchased Northern Telecom Limited's ("Nortel") North American customer-premise equipment distribution business which was then combined with WCG's equipment distribution business to create Williams Communications Solutions, LLC. ("Solutions LLC"). WCG owns 70% of Solutions LLC and Nortel owns the remaining 30%. WCG paid approximately $68 million to Nortel. WCG has accounted for its 70% interest in the operations as a purchase business combination, and beginning May 1, 1997, has included the results of operations of the acquired company in WCG's consolidated statement of operations. Accordingly, the acquired assets and liabilities, including $168 million in accounts receivable, $68 million in accounts payable and accrued liabilities and $161 million in debt obligations, were recorded based on an allocation of the purchase price, with the cost in excess of historical carrying values, which approximated fair value, allocated to identifiable intangible assets and goodwill.

     WCG recorded the 30% ownership reduction in its operations contributed to Solutions LLC as a sale to Nortel. WCG recognized a gain of $44.5 million based on the excess of the fair value over the net book value (approximately $71 million) of its operations conveyed to Nortel's minority interest. Income taxes were not provided on the gain, because the transaction did not affect the difference between the financial and tax bases of identifiable assets and liabilities.

OTHER

     During the three years ended December 31, 1998, WCG acquired 11 companies in addition to the business combination involving Nortel. Each acquisition was accounted for as a purchase business combination. The acquired assets and liabilities have been recorded based on an allocation of the purchase price, including identifiable intangibles with any remaining cost in excess of fair value allocated to goodwill. WCG has included the results of operations of the acquired entities in WCG's consolidated results of operations generally from the date of acquisition. A summary of the acquisitions by segment is as follows:

NETWORK

     On March 7, 1997, WCG acquired Critical Technologies, Inc., a company which designs and manages outsourced communications networks, by utilizing a $15,200,000 contribution of Williams common stock.

SOLUTIONS

     In January 1996, WCG acquired Comlink, Inc., a voice and network systems integration company, for approximately $13 million in cash.

     On August 30, 1996, WCG acquired SoftIRON Systems, Inc., a network systems integration company, for approximately $9 million in cash.

     On October 13, 1998, WCG acquired Computer Networking Group, Inc., a Canadian company which provides customers with comprehensive multimedia network consulting and remote network management services, for approximately $13 million to be paid over four years. Approximately $11 million of the acquisition price was recorded at the acquisition date as the

                      WILLIAMS COMMUNICATIONS GROUP, INC.

remaining $2 million is contingent upon certain performance measures. Approximately $3 million of the acquisition price was paid at the acquisition date with the remaining $7,700,000 payable on the October 13 anniversary date as follows: 1999 -- $1,323,000, 2000 -- $1,667,000, 2001 -- $2,296,000 and
2002 -- $2,404,000.

STRATEGIC INVESTMENTS

     On May 1, 1996, WCG acquired Global Access Telecommunications Services, Inc., a reseller of worldwide satellite video transmission services, for approximately $22 million in cash.

     On August 1, 1996, WCG acquired ITC Media Conferencing, a provider of audio and video conferencing services, for approximately $48 million in cash.

     On November 19, 1996, WCG acquired Cycle-Sat, Inc., a distributor of television and radio commercials using satellite, fiber-optic and digital technologies, for approximately $57 million in cash.

     On December 31, 1996, WCG acquired Viacom MGS, an advertising distribution services company, for approximately $15 million in cash.

     On March 3, 1997, WCG acquired Satellite Management International, Inc., a full service provider of closed-circuit video broadcasting services for businesses, for approximately $6 million in cash.

     On August 14, 1998, Williams International Company acquired 22% (based on 25% of the common shares and no preferred shares) of PowerTel, a publicly owned telecommunications company in Australia, for approximately $25 million in cash and subscribed to purchase additional common and preferred shares for approximately $67 million to increase its combined ownership to approximately 45% by February 2000. WCG also received 44,680,851 options to purchase additional common shares of PowerTel at 0.47 Australian dollars per share. The options, which expire in 2003, are not publicly traded and do not have a readily determinable fair value. On February 9, 1999, in accordance with the subscription agreement, additional preferred and common shares were purchased at a total cost of $31,845,000, increasing WCG's ownership to 35% of the common shares. WCG consolidates its interest in PowerTel as WCG currently holds a majority of PowerTel's board seats and exercises control over PowerTel's operations. After WCG's initial investment, PowerTel had approximately $38 million in cash, which resulted in net cash acquired of approximately $13 million when consolidated by WCG.

     On October 23, 1998, WCG acquired Intersys, a data systems integration, ATM frame relay and professional development company based in Mexico, for approximately $1 million in cash and conversion of the investment WCG had in Intersys' parent.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Costs of acquisitions, net of cash acquired, for all acquisitions discussed above are as follows for the years ended December 31:

                                                1998       1997        1996
                                              --------   ---------   --------
                                                      (IN THOUSANDS)
Working capital.............................  $ (3,048)  $ 121,830   $ 16,862
Property and equipment......................     4,567      21,211     17,790
Goodwill and other intangibles..............    52,506     215,821    142,287
Long-term debt..............................    (3,446)   (160,873)    (1,234)
Minority interest...........................   (49,137)    (69,650)        --
Other.......................................   (10,509)    (31,947)   (10,824)
                                              --------   ---------   --------
Cost of acquisitions, net of cash
  acquired..................................  $ (9,067)  $  96,392   $164,881
                                              ========   =========   ========

     The following summarized unaudited pro forma financial information for the years ended December 31 assumes each acquisition had occurred on January 1 of the year immediately preceding the year of the acquisition:

                                             1998         1997         1996
                                          ----------   ----------   ----------
                                                     (IN THOUSANDS)
Revenues................................  $1,776,349   $1,756,253   $1,533,140
Net loss................................  $ (189,707)  $  (37,615)  $  (11,162)

     The pro forma results include operating results prior to the acquisitions and adjustments to interest expense, goodwill amortization and income taxes. The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the period presented, nor do they purport to be indicative of the results that will be obtained in the future.

3. SEGMENT DISCLOSURES

     WCG adopted Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," during the fourth quarter of 1998. SFAS No. 131 establishes standards for reporting information about operating segments and related disclosures about products and services, geographic areas and major customers.

     WCG evaluates performance based upon segment profit or loss from operations which includes revenues from external and internal customers, equity earnings or losses, operating costs and expenses, and depreciation and amortization and excludes allocated charges from parent. The accounting policies of the segments are the same as those described in Note 1. Intercompany sales are generally accounted for as if the sales were to unaffiliated third parties, that is, at current market prices.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     The following table presents certain financial information concerning WCG's reportable segments.


                                                                                        STRATEGIC
                                                               NETWORK     SOLUTIONS   INVESTMENTS   ELIMINATIONS     TOTAL
                                                              ----------   ---------   -----------   ------------   ----------
                                                                                       (IN THOUSANDS)
JUNE 30, 1999 (UNAUDITED)
Revenues:
  External customers:
     Dark fiber.............................................  $   71,927   $     --    $       --      $     --     $   71,927
     Capacity and other.....................................      96,855         --       133,205            --        230,060
     New systems sales and upgrades.........................          --    403,818            --            --        403,818
     Maintenance and customer service orders................          --    271,431            --            --        271,431
     Other..................................................          --     15,148            --            --         15,148
                                                              ----------   --------    ----------      --------     ----------
  Total external customers..................................     168,782    690,397       133,205            --        992,384
  Affiliates................................................       6,660      2,095            --            --          8,755
  Intercompany..............................................      21,947         --           264       (22,211)            --
                                                              ----------   --------    ----------      --------     ----------
Total segment revenues......................................  $  197,389   $692,492    $  133,469      $(22,211)    $1,001,139
                                                              ==========   ========    ==========      ========     ==========
Costs of sales:
  Dark fiber................................................  $   54,189   $     --    $       --      $     --     $   54,189
  Capacity and other........................................     131,669         --        83,543            --        215,212
  New systems sales and upgrades............................          --    294,239            --            --        294,239
  Maintenance and customer service orders...................          --    143,505            --            --        143,505
  Indirect operating and maintenance........................          --     58,597            --                       58,597
  Intercompany..............................................          --      5,356        16,855       (22,211)            --
                                                              ----------   --------    ----------      --------     ----------
Total cost of sales.........................................  $  185,858   $501,697    $  100,398      $(22,211)    $  765,742
                                                              ==========   ========    ==========      ========     ==========
Segment loss:
  Loss from operations......................................  $  (45,376)  $(20,947)   $  (63,967)     $     --     $ (130,290)
  Equity losses.............................................          --         --       (18,682)           --        (18,682)
  Add back -- allocated charges from parent.................       1,863      4,137           624            --          6,624
                                                              ----------   --------    ----------      --------     ----------
Total segment loss..........................................  $  (43,513)  $(16,810)   $  (82,025)     $     --     $ (142,348)
                                                              ==========   ========    ==========      ========     ==========
Total assets................................................  $1,082,071   $974,423    $1,114,944      $     --     $3,171,438
Depreciation and amortization...............................  $   13,481   $ 22,686    $   25,945      $     --     $   62,112

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                                                                                      STRATEGIC
                                                              NETWORK    SOLUTIONS   INVESTMENTS   ELIMINATIONS    TOTAL
                                                              --------   ---------   -----------   ------------   --------
                                                                                     (IN THOUSANDS)
JUNE 30, 1998 (UNAUDITED)
Revenues:
  External customers:
     Capacity and other.....................................  $ 23,282   $     --     $ 100,218      $     --     $123,500
     New systems sales and upgrades.........................        --    376,339            --            --      376,339
     Maintenance and customer service orders................        --    289,378            --            --      289,378
     Other..................................................        --      4,739            --            --        4,739
                                                              --------   --------     ---------      --------     --------
  Total external customers..................................    23,282    670,456       100,218            --      793,956
  Affiliates................................................     4,010      1,640         2,120            --        7,770
  Intercompany..............................................    24,750         --           274       (25,024)          --
                                                              --------   --------     ---------      --------     --------
Total segment revenues......................................  $ 52,042   $672,096     $ 102,612      $(25,024)    $801,726
                                                              ========   ========     =========      ========     ========
Costs of sales:
  Capacity and other........................................  $ 40,829   $     --     $  63,824      $     --     $104,653
  New systems sales and upgrades............................        --    266,735            --            --      266,735
  Maintenance and customer service orders...................        --    161,993            --            --      161,993
  Indirect operating and maintenance........................        --     53,857            --            --       53,857
  Intercompany..............................................       139      4,450        20,435       (25,024)          --
                                                              --------   --------     ---------      --------     --------
Total cost of sales.........................................  $ 40,968   $487,035     $  84,259      $(25,024)    $587,238
                                                              ========   ========     =========      ========     ========
Segment income (loss):
  Income (loss) from operations.............................  $(15,147)  $ 12,647     $ (34,496)     $     --     $(36,996)
  Equity losses.............................................        --         --        (2,739)           --       (2,739)
  Add back -- allocated charges from parent.................       786      5,166           895            --        6,847
                                                              --------   --------     ---------      --------     --------
Total segment loss..........................................  $(14,361)  $ 17,813     $ (36,340)     $     --     $(32,888)
                                                              ========   ========     =========      ========     ========
Depreciation and amortization...............................  $  5,135   $ 18,702     $  16,922      $     --     $ 40,759

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                                                                       OUR SOLUTIONS    STRATEGIC
                                                            NETWORK        UNIT        INVESTMENTS   ELIMINATIONS     TOTAL
                                                            --------   -------------   -----------   ------------   ----------
                                                                                      (IN THOUSANDS)
DECEMBER 31, 1998
Revenues:
  External customers:
     Dark fiber...........................................  $ 64,100    $       --     $        --    $       --    $   64,100
     Capacity and other...................................    73,367            --         216,634            --       290,001
     New systems sales and upgrades.......................        --       791,518              --            --       791,518
     Maintenance and customer service orders..............        --       556,392              --            --       556,392
     Other................................................        --        16,029              --            --        16,029
                                                            --------    ----------     -----------    ----------    ----------
  Total external customers................................   137,467     1,363,939         216,634            --     1,718,040
  Affiliates..............................................     7,710         3,465           4,254            --        15,429
  Intercompany............................................    49,759            --             522       (50,281)           --
                                                            --------    ----------     -----------    ----------    ----------
Total segment revenues....................................  $194,936    $1,367,404     $   221,410    $  (50,281)   $1,733,469
                                                            ========    ==========     ===========    ==========    ==========
Costs of sales:
  Dark fiber..............................................  $ 38,500    $       --     $        --    $       --    $   38,500
  Capacity and other......................................   118,627            --         137,255            --       255,882
  New systems sales and upgrades..........................        --       554,726              --            --       554,726
  Maintenance and customer service orders.................        --       311,258              --            --       311,258
  Indirect operating and maintenance......................        --       134,217              --            --       134,217
  Intercompany............................................       252         9,274          40,755       (50,281)           --
                                                            --------    ----------     -----------    ----------    ----------
Total cost of sales.......................................  $157,379    $1,009,475     $   178,010    $  (50,281)   $1,294,583
                                                            ========    ==========     ===========    ==========    ==========
Segment loss:
  Loss from operations....................................  $(27,716)   $  (58,966)    $  (106,522)   $       --    $ (193,204)
  Equity losses...........................................        --            --          (7,908)           --        (7,908)
  Add back -- allocated charges from parent...............     1,409         8,435           1,810            --        11,654
                                                            --------    ----------     -----------    ----------    ----------
Total segment loss........................................  $(26,307)   $  (50,531)    $  (112,620)   $       --    $ (189,458)
                                                            ========    ==========     ===========    ==========    ==========
Total assets..............................................  $727,119    $  967,948     $   643,479    $       --    $2,338,546
Equity method investments.................................  $     --    $       --     $    48,710    $       --    $   48,710
Additions to long-lived assets............................  $350,249    $   57,504     $    95,724    $       --    $  503,477
Depreciation and amortization.............................  $ 13,230    $   36,637     $    37,214    $       --    $   87,081

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                                                                                     STRATEGIC
                                                            NETWORK    SOLUTIONS    INVESTMENTS   ELIMINATIONS     TOTAL
                                                            --------   ----------   -----------   ------------   ----------
                                                                                    (IN THOUSANDS)
DECEMBER 31, 1997
Revenues:
  External customers:
     Capacity and other...................................  $ 16,637   $       --   $   213,098    $       --    $  229,735
     New systems sales and upgrades.......................        --      674,604            --            --       674,604
     Maintenance and customer service orders..............        --      508,319            --            --       508,319
     Other................................................        --        5,363            --            --         5,363
                                                            --------   ----------   -----------    ----------    ----------
  Total external customers................................    16,637    1,188,286       213,098            --     1,418,021
  Affiliates..............................................     5,217        1,512         3,763            --        10,492
  Intercompany............................................    21,159           --         1,105       (22,264)           --
                                                            --------   ----------   -----------    ----------    ----------
Total segment revenues....................................  $ 43,013   $1,189,798   $   217,966    $  (22,264)   $1,428,513
                                                            ========   ==========   ===========    ==========    ==========
Cost of sales:
  Capacity and other......................................  $ 28,657   $       --   $   139,609    $       --    $  168,266
  New systems sales and upgrades..........................        --      505,284            --            --       505,284
  Maintenance and customer service orders.................        --      267,775            --            --       267,775
  Indirect operating and maintenance......................        --      102,607            --            --       102,607
  Intercompany............................................       554        5,446        16,264       (22,264)           --
                                                            --------   ----------   -----------    ----------    ----------
Total cost of sales.......................................  $ 29,211   $  881,112   $   155,873    $  (22,264)   $1,043,932
                                                            ========   ==========   ===========    ==========    ==========
Segment profit (loss):
  Income (loss) from operations...........................  $  3,278   $   37,052   $   (97,231)   $       --    $  (56,901)
  Equity earnings (losses)................................        --           --        (2,383)           --        (2,383)
  Add back -- allocated charges from parent...............        --        6,690         2,540            --         9,230
                                                            --------   ----------   -----------    ----------    ----------
Total segment profit (loss)...............................  $  3,278   $   43,742   $   (97,074)   $       --    $  (50,054)
                                                            ========   ==========   ===========    ==========    ==========
Total assets..............................................  $246,317   $  922,823   $   342,694    $       --    $1,511,834
Equity method investments.................................  $  2,317   $       --   $     3,815    $       --    $    6,132
Additions to long-lived assets............................  $175,861   $  236,000   $   108,457    $       --    $  520,348
Depreciation and amortization.............................  $  4,012   $   30,142   $    37,709    $       --    $   71,863

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                                                                       OUR SOLUTIONS    STRATEGIC
                                                            NETWORK        UNIT        INVESTMENTS   ELIMINATIONS     TOTAL
                                                            --------   -------------   -----------   ------------   ----------
                                                                                      (IN THOUSANDS)
DECEMBER 31, 1996
Revenues:
  External customers:
     Capacity and other...................................  $     --    $       --     $   130,816    $       --    $  130,816
     New systems sales and upgrades.......................        --       306,110              --            --       306,110
     Maintenance and customer service orders..............        --       251,221              --            --       251,221
     Other................................................        --         9,379              --            --         9,379
                                                            --------    ----------     -----------    ----------    ----------
  Total external customers................................        --       566,710         130,816            --       697,526
  Affiliates..............................................     4,918         1,362           1,381            --         7,661
  Intercompany............................................     6,145            --             280        (6,425)           --
                                                            --------    ----------     -----------    ----------    ----------
Total segment revenues....................................  $ 11,063    $  568,072     $   132,477    $   (6,425)   $  705,187
                                                            ========    ==========     ===========    ==========    ==========
Cost of sales:
  Capacity and other......................................  $  4,681    $       --     $    81,535    $       --    $   86,216
  New systems sales and upgrades..........................        --       223,519              --            --       223,519
  Maintenance and customer service orders.................        --       155,130              --            --       155,130
  Indirect operating and maintenance......................        --        52,357              --            --        52,357
  Intercompany............................................        --         4,484           1,941        (6,425)           --
                                                            --------    ----------     -----------    ----------    ----------
Total cost of sales.......................................  $  4,681    $  435,490     $    83,476    $   (6,425)   $  517,222
                                                            ========    ==========     ===========    ==========    ==========
Segment profit (loss):
  Income (loss) from operations...........................  $  5,750    $    8,887     $   (14,728)   $       --    $      (91)
  Equity losses...........................................        --            --          (1,601)           --        (1,601)
  Add back -- allocated charges from parent...............        --         5,439     $     1,204            --         6,643
                                                            --------    ----------     -----------    ----------    ----------
Total segment profit (loss)...............................  $  5,750    $   14,326     $   (15,125)   $       --    $    4,951
                                                            ========    ==========     ===========    ==========    ==========
Total assets..............................................  $228,455    $  344,606     $   377,081    $       --    $  721,687
Equity method investments.................................  $     --    $       --     $     6,550    $       --    $    6,550
Additions to long-lived assets............................  $     --    $   34,906     $   192,071    $       --    $  226,977
Depreciation and amortization.............................  $     --    $   16,023     $    16,355    $       --    $   32,378

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     The following geographic area data includes revenues from external customers based on product shipment origin for the years ended December 31 and long-lived assets based upon physical location as of December 31.

                                               1998         1997        1996
                                            ----------   ----------   --------
                                                      (IN THOUSANDS)
Revenues from external customers:
  United States...........................  $1,591,779   $1,336,743   $693,943
  Other...................................     126,261       81,278      3,583
                                            ----------   ----------   --------
Total.....................................  $1,718,040   $1,418,021   $697,526
                                            ==========   ==========   ========
Long-lived assets:
  United States...........................  $1,070,772   $  805,830   $374,439
  Other...................................      55,510        5,141      1,244
                                            ----------   ----------   --------
Total.....................................  $1,126,282   $  810,971   $375,683
                                            ==========   ==========   ========

     Long-lived assets are comprised of property, plant and equipment and goodwill and other intangible assets.

4. ASSET SALES AND WRITE-OFFS

     During the second quarter of 1999, management determined that the businesses that provide audio and video conferencing services and closed-circuit video broadcasting services for businesses were held for sale. On June 30, 1999, WCG signed an agreement, which closed effective July 31, 1999, with Genesys, S.A. to sell its business which provides audio and video conferencing services. In addition, on July 31, 1999, WCG signed and closed an agreement with Cyberstar L.P. to sell its business which provides closed-circuit video broadcasting services for businesses. The proceeds from these transactions total approximately $50 million. WCG recognized a pre-tax loss of $26.7 million consisting of a $22.8 million impairment of the assets to fair value based on the expected net sales proceeds and exit costs of $3.9 million consisting of $2.8 million of contractual obligations and $1.1 million of employee-related costs related to the sales of these businesses. These transactions resulted in an income tax provision of approximately $7.9 million, which reflects the impact of certain differences between the book and tax basis in the assets. Loss from operations related to these assets for the six months ended June 30, 1999 and 1998 were $9.3 million and $9.9 million, respectively. At June 30, 1999, the asset basis of $50.0 million was classified as held for sale in other current assets and, accordingly, depreciation and amortization were suspended on these assets at June 30, 1999.

     Included in 1998 other operating expenses and Strategic Investments' segment loss is a $23,150,000 loss related to abandoning an investment in a venture involved in the technology and transmission of business information for news and educational purposes. The loss occurred as a result of WCG's re-evaluation and decision to exit the venture as WCG decided against making further investments in the venture. WCG abandoned its entire ownership interest in the venture in 1998. The loss primarily consists of $17 million from writing off the entire carrying amount of the investment and $5 million from recognition of contractual obligations that will continue after the abandonment. During 1998, $2 million of the contractual obligations were paid. WCG's share of losses from the venture accounted for under the equity method were $3,670,000, $2,269,000 and none in 1998, 1997 and 1996, respectively.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Included in 1997 other operating expenses and Strategic Investments' segment loss are impairments and other charges totaling $29,043,000. In the fourth quarter of 1997, WCG made the decision and committed to a plan to sell the learning content business, which resulted in a loss of $22.7 million in 1997. The loss consisted of a $21 million impairment of the assets to fair value less cost to sell and recognition of $1.7 million in costs associated with the decision to sell the business. Fair value was based on management's estimate of the expected net proceeds to be received. During 1998, a significant portion of the learning content business was sold with a resulting $2 million reduction in 1998 expenses. The carrying amount of the learning content business at December 31, 1998 and 1997 is not significant to WCG's consolidated balance sheet. The results of operations and effect of suspending amortization for the learning content business included in the consolidated net loss are not significant for any of the periods presented. Costs of $1.7 million recorded in 1997 primarily consist of contractual obligations and employee termination costs. Additional employee termination costs of $1 million were incurred in 1998. Additionally, WCG made the decision and committed to a plan to sell the enhanced fax business, resulting in an impairment loss of $4 million in 1997. Fair value was based on management's estimate of the expected proceeds to be received. The fax business was sold in 1998 resulting in a $.5 million reduction in 1998 expenses. In 1997, WCG also recorded $2 million of expenses from cancellation payments for leases that are no longer being utilized in WCG's operations.


     In 1996, WCG recognized a pre-tax gain of $15,725,000 from the sale of certain communication rights (obtained from affiliates in 1995) for approximately $38 million.

5. PROVISION (BENEFIT) FOR INCOME TAXES

     WCG's operations are included in Williams' consolidated federal income tax return. WCG has a tax sharing agreement with Williams under which the amount of federal income taxes allocated to WCG is generally determined as though WCG were filing a separate federal consolidated income tax return. Under the terms of the tax sharing agreement, any loss or other similar tax attribute realized for periods prior to the initial public offering will be allocated solely to Williams. WCG will be responsible for any taxes resulting to Williams if the loss or similar tax attribute is reduced by audit or otherwise. For any loss or other similar tax attribute realized after the initial public offering, WCG will receive the benefit of the loss or other similar tax attribute only if WCG is able to carry forward the loss or other similar tax attribute against its hypothetical separate return tax calculation for a period in which WCG remains a member of Williams' consolidated federal income tax group. If WCG ceases to be a member of Williams' consolidated federal income tax return, WCG will retain only its allocable share under applicable law of any consolidated loss or other similar tax attribute realized after the initial public offering to the extent that it has not been treated as utilizing such loss or attribute on a hypothetical separate tax return basis under the tax sharing agreement. Similar concepts apply to allocate the state unitary, combined or consolidated, income tax liability.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     The provision (benefit) for income taxes for the six months ended June 30, 1999 and 1998 (unaudited) and the years ended December 31, 1998, 1997 and 1996 includes:


                              SIX MONTHS ENDED
                            JUNE 30, (UNAUDITED)    YEARS ENDED DECEMBER 31,
                            --------------------   ---------------------------
                             1999         1998      1998      1997      1996
                            -------      -------   -------   -------   -------
                                              (IN THOUSANDS)
Current:
  Federal.................  $    --      $    --   $    --   $    --   $ 1,810
  State...................       10           39       162     2,081       158
  Foreign.................    2,791          586     2,522     1,734        --
                            -------      -------   -------   -------   -------
                              2,801          625     2,684     3,815     1,968
Deferred:
  Federal.................   32,318       (1,313)   (5,652)   (2,761)   (1,761)
  State...................   10,715         (495)   (2,129)      984       161
                            -------      -------   -------   -------   -------
                             43,033       (1,808)   (7,781)   (1,777)   (1,600)
                            -------      -------   -------   -------   -------
Total provision
  (benefit)...............  $45,834      $(1,183)  $(5,097)  $ 2,038   $   368
                            =======      =======   =======   =======   =======


     The following table presents the U.S. and foreign components of loss before income taxes for the years ended December 31, 1998, 1997 and 1996:


                                                  YEARS ENDED DECEMBER 31,
                                               ------------------------------
                                                 1998        1997      1996
                                               ---------   --------   -------
                                                       (IN THOUSANDS)
United States................................  $(187,874)  $(27,880)  $(2,184)
Foreign......................................     (2,952)       125      (962)
                                               ---------   --------   -------
Total loss before taxes......................  $(190,826)  $(28,005)  $(3,146)
                                               =========   ========   =======

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Reconciliations from the benefit for income taxes at the federal statutory rate to the provision (benefit) for income taxes for the six months ended June 30, 1999 and 1998 (unaudited) and the years ended December 31, 1998, 1997 and 1996 are as follows:


                             SIX MONTHS ENDED
                           JUNE 30, (UNAUDITED)      YEARS ENDED DECEMBER 31,
                           ---------------------   -----------------------------
                             1999        1998        1998       1997      1996
                           ---------   ---------   --------   --------   -------
                                              (IN THOUSANDS)
Benefit at statutory
  rate...................  $(53,875)   $(15,789)   $(66,789)  $ (9,802)  $(1,101)
Increases (reductions) in
  taxes resulting from:
  State income taxes.....     6,804        (297)     (1,279)     1,992       207
  Goodwill
     amortization........     3,566       1,195       5,286      2,675     1,469
  Asset sales............    16,765          --          --         --        --
  Non-taxable gain from
     the sale of interest
     in subsidiary.......        --          --          --    (15,605)       --
  Change in valuation
     allowance...........        --      (1,727)     (7,639)    10,827        --
  Tax benefits allocated
     to Williams.........    71,204      14,693      60,519     10,731        --
  Other -- net...........     1,370         742       4,805      1,220      (207)
                           --------    --------    --------   --------   -------
Provision (benefit) for
  income taxes...........  $ 45,834    $ (1,183)   $ (5,097)  $  2,038   $   368
                           ========    ========    ========   ========   =======


     Significant components of deferred tax assets and liabilities as of December 31 are as follows:


                                                           1998       1997
                                                          -------   --------
                                                            (IN THOUSANDS)
Deferred tax assets:
  Deferred revenues.....................................  $14,321   $ 15,424
  Impairment and other charges..........................       --     12,891
  Other.................................................   12,789      3,392
                                                          -------   --------
                                                           27,110     31,707
Valuation allowance.....................................   (3,188)   (10,827)
                                                          -------   --------
Total deferred tax assets...............................   23,922     20,880
Deferred tax liabilities:
  Property, plant and equipment.........................   13,418     21,339
  Securities available for sale.........................   13,763     (1,565)
  Other.................................................    2,329      1,106
                                                          -------   --------
Total deferred tax liabilities..........................   29,510     20,880
                                                          -------   --------
Net deferred tax liability..............................  $ 5,588   $     --
                                                          =======   ========


     Valuation allowances have been established that reduce deferred tax assets to an amount that will more likely than not be realized. Uncertainties that may affect the realization of these assets include application of the tax sharing agreement with Williams, tax law changes and

                      WILLIAMS COMMUNICATIONS GROUP, INC.

expiration of carryforward periods. The valuation allowance decreased during 1998 and increased during 1997, primarily due to application of the tax sharing agreement with Williams.

     If WCG had filed a separate federal income tax return for all periods presented, the provision (benefit) for income taxes for 1998 and 1997 would reflect additional benefit from the carryback or carryforward of federal net operating losses that would have been recognized by WCG on a separate return basis. The deferred federal income tax benefit for 1998 would have increased by $5,588,000, to reflect the benefit of a deferred tax asset for the federal net operating loss carryforward generated in 1998, to the extent of the existing net deferred tax liability. A current federal income tax benefit for 1997 of $12,761,000 would have been recognized to reflect the refund of tax from carryback of the federal net operating loss generated in 1997. The provision (benefit) for income taxes for 1996 would not change since a federal net operating loss was not generated in 1996.

     Cash payments for income taxes (net of refunds) were $2,067,000, $1,148,000 and $2,444,000 in 1998, 1997 and 1996, respectively.

6. EMPLOYEE BENEFIT PLANS

     Substantially all of WCG's employees are covered by noncontributory defined benefit pension plans. Effective August 1, 1997, separate plans were established for the Solutions LLC union employees and Solutions LLC salaried employees. Substantially all of the remaining WCG employees are covered by Williams' noncontributory defined benefit pension plans in which WCG is included. WCG is also included in Williams' health care plan that provides postretirement medical benefits to certain retired employees.

     Contributions for pension and postretirement medical benefits related to WCG's participation in the Williams plans were $1,742,000, $357,000 and $12,463,000 in 1998, 1997 and 1996, respectively. The change in contributions from year to year is due to a change in the rate of pension contributions during the periods. Contributions in excess of the minimum funding requirements were made in 1996 and the resulting credit balances from 1996 were used to reduce the required pension contributions in 1997.

     The following table presents the changes in benefit obligations and plan assets for pension benefits for the Solutions LLC plans for the years indicated. It also presents a reconciliation of the funded status of these benefits to the amount recognized in the accompanying consolidated balance sheet as of December 31 of each year indicated.

                                                           PENSION BENEFITS
                                                           -----------------
                                                            1998      1997
                                                           -------   -------
                                                            (IN THOUSANDS)
Change in benefit obligation:
  Benefit obligation at beginning of year................  $41,987   $    --
  Service cost...........................................    4,604     1,770
  Interest cost..........................................    2,972     1,130
  Actuarial loss.........................................    2,566       497
  Acquisition............................................       --    38,663
  Benefits paid..........................................     (234)      (73)
                                                           -------   -------
Benefit obligation at end of year........................   51,895    41,987
                                                           -------   -------

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                                                           PENSION BENEFITS
                                                           -----------------
                                                            1998      1997
                                                           -------   -------
                                                            (IN THOUSANDS)
Change in plan assets:
  Fair value of plan assets at beginning of year.........   42,971        --
  Actual return on plan assets...........................    5,247      (956)
  Acquisition............................................       73    44,000
  Employer contributions.................................      502        --
  Benefits paid..........................................     (234)      (73)
                                                           -------   -------
Fair value of plan assets at end of year.................   48,559    42,971
                                                           -------   -------
Funded status............................................   (3,336)      984
Unrecognized net actuarial loss..........................    4,550     2,855
Unrecognized prior service credit........................   (1,230)   (1,510)
                                                           -------   -------
Net prepaid (accrued) benefit cost.......................  $   (16)  $ 2,329
                                                           =======   =======
Included in the accompanying consolidated balance sheet
  as follows:
  Prepaid benefit cost...................................  $ 2,196   $ 3,791
  Accrued benefit cost...................................   (2,212)   (1,462)
                                                           -------   -------
Net prepaid (accrued) benefit cost.......................  $   (16)  $ 2,329
                                                           =======   =======
Net pension expense for the Solutions LLC plans consisted
  of the following for the years ended December 31:
Components of net periodic pension expense:
  Service cost...........................................  $ 4,604   $ 1,770
  Interest cost..........................................    2,972     1,130
  Expected return on plan assets.........................   (4,293)   (1,551)
  Amortization of prior service credit...................     (280)     (117)
  Recognized net actuarial gain..........................      (83)      (18)
                                                           -------   -------
Net periodic pension expense.............................  $ 2,920   $ 1,214
                                                           =======   =======
The following are the weighted-average assumptions
  utilized as of December 31 of the year indicated:
  Discount rate..........................................     7.0%      7.1%
  Expected return on plan assets.........................     10.0      10.0
  Rate of compensation increase..........................      5.0       5.0

     Williams maintains various defined contribution plans in which WCG is included. WCG's costs related to these plans were $16,415,000, $9,564,000 and $5,934,000 in 1998, 1997 and 1996, respectively. These costs increased over the period from 1996 to 1998 primarily due to acquisitions (see Note 2).

     Included in selling, general and administrative expenses for 1998 is an accrual of $11,500,000 related to the modification of WCG's employee benefit program associated with vesting of paid time off. In December 1998, WCG increased the number of days in the new paid time off policy and changed the benefits with regard to sick pay.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

7. INVESTMENTS

     Investments as of June 30, 1999 (unaudited) and December 31, 1998 and 1997 are as follows:

                                                                  DECEMBER 31,
                                                JUNE 30,       ------------------
                                            1999 (UNAUDITED)     1998      1997
                                            ----------------   --------   -------
                                                       (IN THOUSANDS)
  Equity method:
     ATL -- common stock..................      $ 55,603       $ 48,256   $    --
     Others...............................            --            454     6,132
                                                --------       --------   -------
                                                  55,603         48,710     6,132
  Cost method:
     ATL -- preferred stock...............       317,621        100,573        --
     Others...............................        68,100         28,001     3,332
                                                --------       --------   -------
                                                 385,721        128,574     3,332
  Advances to investees...................         4,997          4,997     7,619
  Marketable equity securities............       211,310         82,936    11,087
                                                --------       --------   -------
                                                $657,631       $265,217   $28,170
                                                ========       ========   =======

     No dividends were received from investments in companies carried on the equity basis for 1998, 1997 or 1996.

     Included in the investments table above are noncurrent marketable equity securities which are classified as available for sale under the scope of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The carrying amount of this investment is reported at fair value with net unrealized appreciation or depreciation reported as a component of stockholder's equity. A comparison of the carrying amount of this investment to cost as of June 30, 1999 (unaudited) and December 31, 1998 and 1997 is as follows:

                                                             DECEMBER 31,
                             JUNE 30,         -------------------------------------------
                         1999 (UNAUDITED)             1998                   1997
                       --------------------   --------------------   --------------------
                                 FAIR VALUE             FAIR VALUE             FAIR VALUE
                                 (CARRYING              (CARRYING              (CARRYING
                        COST      AMOUNT)      COST      AMOUNT)      COST      AMOUNT)
                       -------   ----------   -------   ----------   -------   ----------
                                                 (IN THOUSANDS)
Concentric Network
  Corporation........  $41,543    $208,598    $41,543    $82,936     $15,000    $11,087
Other................    2,700       2,712         --         --          --         --
                       -------    --------    -------    -------     -------    -------
                       $44,243    $211,310    $41,543    $82,936     $15,000    $11,087
                       =======    ========    =======    =======     =======    =======

     WCG acquired 710,036 warrants to purchase common stock of Concentric Network Corporation in connection with WCG's acquisition of Concentric Network Corporation common stock in 1997. No basis was allocated to the warrants as the fair value of the warrants was considered to be nominal at the date the warrants were acquired. Each warrant entitles the holder thereof to purchase one share of Concentric Network Corporation common stock for $3. The warrants expire in 2002.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     As of August 31, 1999, the Concentric Network Corporation investment has depreciated since June 30, 1999, to a fair value of $115.1 million based upon the August 31, 1999 stock price of $21 15/16.


     On January 13, 1999, the Brazilian Central Bank removed the limits of variations of the Brazilian Real compared to the U.S. dollar, allowing free market fluctuation of the exchange rate. As a result, the value of the Real in U.S. dollars has declined 33% from December 31, 1998 to June 30, 1999.

     Williams has granted WCG an option to acquire Williams' entire equity and debt interest in Algar Telecom S/A, a Brazilian telecommunications company, at net book value. The option is exercisable at any time from January 1, 2000 to January 1, 2001 and is payable entirely in WCG's Class B common stock. The net book value of Williams investment in Algar Telecom as of December 31, 1998 was approximately $170 million including advances of $100 million. WCG has not assigned any value to the option as of December 31, 1998.

     At December 31, 1998, Williams, WCG's predecessor in interest, owned 30% of the preferred shares in ATL and through participation in a limited liability company owned 30% of the common stock. In March 1999, Williams, WCG's predecessor in interest, purchased from Algar Telecom for $265 million an additional 35% economic interest, representing a 19% voting interest, in ATL.

     In March, 1999, Williams, WCG's predecessor in interest, pledged 49% and 100% of its investment in ATL's common and preferred stock, respectively, as collateral for a U.S. dollar denominated $521 million loan from Ericsson Project Finance AB to ATL. In addition, Algar Telecom pledged 49% of its 51% investment in ATL common stock and 100% of its 27% investment in ATL preferred stock as collateral for the loan.

     Summarized financial position as of December 31, 1998 and results of operations for the period from inception (March 26, 1998) to December 31, 1998 for ATL are as follows (in thousands):

Current assets..............................................   $   55,641
Noncurrent assets...........................................    1,572,276
Current liabilities.........................................     (522,385)
Long-term debt..............................................      (26,427)
Other noncurrent liabilities................................     (649,743)
                                                               ----------
Stockholders' equity........................................   $  429,362
                                                               ==========
Revenues....................................................   $   29,953
Gross profit................................................   $      281
Net loss....................................................   $  (42,277)

     On March 30, 1999, WCG acquired 19.9% of the common stock of Metrocom S.A., a start-up telecommunications company in Chile, for $15 million. WCG also paid $9.5 million for warrants to purchase up to an additional 30.1% of Metrocom S.A. If exercised, the warrants must be exercised in total and have an aggregate exercise price of approximately $10 million. The warrants effectively expire March 30, 2003. The investment in Metrocom S.A. is accounted for under the cost method.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

8. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment as of June 30, 1999 (unaudited) and December 31 is summarized as follows:


                                                                  DECEMBER 31,
                                DEPRECIABLE     JUNE 30,     -----------------------
                                   LIVES          1999          1998         1997
                               --------------  -----------   -----------   ---------
                                 (IN YEARS)    (UNAUDITED)
                                                          (IN THOUSANDS)
Fiber........................      25-30       $  116,589     $ 116,439    $  23,712
Optronics....................       7-10          209,830       167,997      144,191
Right-of-way.................      20-40          135,165       135,113        5,291
Computer equipment...........        3             69,274        70,026       36,835
Customer premise equipment...        3             32,805        30,616       30,736
General office furniture and
  fixtures...................       3-5            40,514        61,300       32,935
Buildings and leasehold        30 or life of
  improvements...............      lease           47,917        41,154       10,961
Construction in progress.....  Not applicable     530,010       195,186      218,752
Other........................     Various          89,260        78,442       37,642
                                               ----------     ---------    ---------
                                                1,271,364       896,273      541,055
  Less accumulated
     depreciation and
     amortization............                    (210,729)     (183,869)    (127,603)
                                               ----------     ---------    ---------
                                               $1,060,635     $ 712,404    $ 413,452
                                               ==========     =========    =========


     In connection with its fiber build projects, WCG periodically enters into various agreements to obtain the use of property rights from Williams' pipeline companies in exchange for telecommunications services. Under these agreements, WCG commits to provide various levels and types of services as consideration for the right-of-way obtained. As of December 31, 1998, such commitments were not material.

     Commitments for construction and acquisition of property, plant and equipment are approximately $808,183,000 as of December 31, 1998. Included in this amount is $470,440,000 for the purchase of optronics equipment from Nortel to be used in building the network pursuant to an agreement with Nortel to purchase $600 million of optronics equipment. In addition, included in the commitments is $315,556,000 for the purchase of wireless capacity.

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Under Williams' centralized cash management system, WCG's cash accounts reflect credit balances to the extent checks written have not been presented for payment. The amount of these credit balances included in accounts payable is $51,831,000 and $23,255,000 as of December 31, 1998 and 1997, respectively.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     Accrued liabilities as of June 30, 1999 (unaudited) and December 31 consist of the following:

                                                                 DECEMBER 31,
                                               JUNE 30,       -------------------
                                           1999 (UNAUDITED)     1998       1997
                                           ----------------   --------   --------
                                                       (IN THOUSANDS)
Employee costs...........................      $ 66,181       $ 68,025   $ 49,276
Deferred revenue.........................       124,280         67,228     45,601
Job costs and customer deposits..........        16,421         19,161     19,258
Warranty.................................        10,586         10,967     13,232
Other....................................        53,293         33,295     49,612
                                               --------       --------   --------
                                               $270,761       $198,676   $176,979
                                               ========       ========   ========

10. LONG-TERM DEBT

     Long-term debt (excluding amounts due affiliates as disclosed in Note 14) as of June 30, 1999 (unaudited) and December 31 consists of the following:

                                                                  DECEMBER 31,
                                               JUNE 30,         -----------------
                                           1999 (UNAUDITED)      1998      1997
                                           ----------------     ------   --------
                                                       (IN THOUSANDS)
Credit agreements........................      $610,000         $   --   $125,000
Other....................................         3,647          3,710      1,941
                                               --------         ------   --------
                                                613,647          3,710    126,941
Current maturities.......................           372            690      1,195
                                               --------         ------   --------
Long-term debt...........................      $613,275         $3,020   $125,746
                                               ========         ======   ========

     In July 1997, Solutions LLC and Williams entered into an unsecured credit agreement with a bank. Under the terms of the credit agreement, Solutions LLC has access to $300,000,000. Interest is payable monthly and accrues at rates which vary with current market conditions. At December 31, 1997, the interest rate was 6.2%. On January 26, 1999, WCG was added to the unsecured credit agreement and agreed that the aggregate borrowings would not exceed $400,000,000, including Solutions LLC's availability. Williams is the guarantor for WCG under the credit agreement. WCG and Solutions LLC's availability under the credit agreement is subject to borrowings by other Williams affiliates. In March, 1999, WCG borrowed $265 million under the credit agreement for the additional investment in ATL described in Note 7.

     On April 16, 1999, WCG entered into a $1.4 billion unsecured revolving credit facility which is guaranteed by Williams. The facility will expire on September 30, 1999. As of June 30, 1999, WCG has borrowed $610 million on this facility, of which the proceeds were used to pay off the outstanding amount of $315 million under the July 1997 unsecured credit agreement. Interest is payable monthly and accrues at rates which vary with current market conditions. At June 30, 1999, the weighted average interest rate was 6.0%.

     Cash payments for interest were $2,427,000, $5,467,000 and $205,000 in 1998, 1997 and 1996, respectively.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

     The table below presents changes in the components of accumulated other comprehensive income (loss).


                                               UNREALIZED       FOREIGN
                                              APPRECIATION     CURRENCY
                                             (DEPRECIATION)   TRANSLATION
                                             ON SECURITIES    ADJUSTMENTS    TOTAL
                                             --------------   -----------   --------
                                                         (IN THOUSANDS)
Balance as of December 31, 1996............     $     --       $     --     $     --
Current period change:
  Pre-income tax amount....................       (3,913)        (1,131)      (5,044)
  Income tax benefit.......................        1,565             --        1,565
                                                --------       --------     --------
Balance as of December 31, 1997............       (2,348)        (1,131)      (3,479)
Current period change:
  Pre-income tax amount....................       45,305         (1,792)      43,513
  Income tax expense.......................      (15,328)            --      (15,328)
                                                --------       --------     --------
                                                  29,977         (1,792)      28,185
                                                --------       --------     --------
Balance as of December 31, 1998............       27,629         (2,923)      24,706
Current period change:
  Pre-income tax amount (unaudited)........      125,674        (21,569)     104,105
  Income tax expense (unaudited)...........      (51,182)            --      (51,182)
                                                --------       --------     --------
                                                  74,492        (21,569)      52,923
                                                --------       --------     --------
Balance as of June 30, 1999 (unaudited)....     $102,121       $(24,492)    $ 77,629
                                                ========       ========     ========


12. STOCK-BASED COMPENSATION

     Williams and WCG have several plans providing for Williams common-stock-based awards to its employees and employees of its subsidiaries. The plans permit the granting of various types of awards including, but not limited to, stock options, stock-appreciation rights, restricted stock and deferred stock. Awards may be granted for no consideration other than prior and future services or based on certain financial performance targets being achieved. The purchase price per share for stock options and the grant price for stock-appreciation rights may not be less than the market price of the underlying stock on the date of grant. Depending upon terms of the respective plans, stock options become exercisable after three to five years, subject to accelerated vesting if certain future stock prices or specific financial performance targets are achieved. Stock options expire ten years after grant.

     Williams' employee stock-based awards are accounted for under provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Williams' fixed plan common stock options do not result in compensation expense, because the exercise price of the stock options equals the market price of the underlying stock on the date of grant.

     Pro forma net income and earnings per share, assuming WCG had applied the fair-value method of SFAS No. 123, "Accounting for Stock-Based Compensation," in measuring compensation cost beginning with 1996 employee stock-based awards, are as follows:

                      WILLIAMS COMMUNICATIONS GROUP, INC.

                                            1998                  1997                1996
                                     -------------------   ------------------   -----------------
                                       PRO                   PRO                 PRO
                                      FORMA     REPORTED    FORMA    REPORTED   FORMA    REPORTED
                                     --------   --------   -------   --------   ------   --------
Net loss (thousands)...............  (195,129)  (185,729)  (34,743)  (30,043)   (4,014)   (3,514)
Loss per share.....................  (195,129)  (185,729)  (34,743)  (30,043)   (4,014)   (3,514)


     Pro forma amounts for 1998 include the remaining total compensation expense from the awards made in 1997, as these awards fully vested in 1998 as a result of the accelerated vesting provision. Pro forma amounts for 1997 include the remaining total expense from the awards made in 1996, as these awards fully vested in 1997 as a result of the accelerated vesting provisions. Since compensation expense from stock options is recognized over the future years' vesting period for pro forma disclosure purposes, and additional awards generally are made each year, pro forma amounts may not be representative of future years' amounts.

     The fair value of the stock options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: expected life of the stock options of approximately 5 years; volatility of the expected market price of Williams common stock of 25 percent (26 percent in 1997 and 22 percent in 1996); risk-free interest rate of 5.3 percent (6.1 percent in 1997 and 6.0 percent in 1996); and a dividend yield of
2.0 percent (1.7 percent in 1997 and 2.0 percent in 1996).

     The following summary provides information on stock options in Williams common stock granted to WCG employees:

                                               1998                            1997                 1996
                              ---------------------------------------   ------------------   ------------------
                                   WCG PLAN          WILLIAMS PLANS       WILLIAMS PLANS       WILLIAMS PLANS
                              ------------------   ------------------   ------------------   ------------------
                                        WEIGHTED             WEIGHTED             WEIGHTED             WEIGHTED
                                        AVERAGE              AVERAGE              AVERAGE              AVERAGE
                                        EXERCISE             EXERCISE             EXERCISE             EXERCISE
                              OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                              -------   --------   -------   --------   -------   --------   -------   --------
                                                           (OPTIONS IN THOUSANDS)
Outstanding -- Beginning of
  year......................     --          --     4,911     $19.39     3,230     $14.19     1,657     $10.21
Granted.....................    490      $30.55     1,729      31.87     2,303      25.57     2,113      16.66
Exercised...................     --          --    (1,093)     15.58      (450)     13.90      (430)     10.46
Canceled....................    (20)      31.94      (169)     29.13      (172)     18.81      (110)     16.45
                                ---      ------    ------     ------     -----     ------     -----     ------
Outstanding -- end of
  year......................    470      $30.50     5,378     $23.87     4,911     $19.39     3,230     $14.19
                                ---      ------    ------     ------     -----     ------     -----     ------
Exercisable at end of
  year......................     --                 3,754     $20.41     2,663     $14.13     1,161     $10.18
                                ---      ------    ------     ------     -----     ------     -----     ------
Weighted-average grant date
  fair value of options
  granted during the year...             $ 8.19               $ 8.19               $ 5.98               $ 3.92

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     The following summary provides information on stock options in Williams common stock issued to WCG employees outstanding and exercisable at December 31, 1998:

                                                   STOCK OPTIONS                      STOCK OPTIONS
                                                    OUTSTANDING                        EXERCISABLE
                                      ---------------------------------------   -------------------------
                                                                   WEIGHTED
                                                       WEIGHTED     AVERAGE                      WEIGHTED
                                                       AVERAGE     REMAINING                     AVERAGE
                                                       EXERCISE   CONTRACTUAL                    EXERCISE
RANGE OF EXERCISE PRICES:                OPTIONS        PRICE        LIFE          OPTIONS        PRICE
-------------------------             --------------   --------   -----------   --------------   --------
                                      (IN THOUSANDS)                            (IN THOUSANDS)
WCG PLAN:
  $23.00 to $31.94..................        470         $30.50     9.5 years           --             --
WILLIAMS PLANS:
  $4.62 to $27.37...................      3,753         $20.41     8.0 years        3,753         $20.41
  $28.75 to $41.02..................      1,625         $31.85     9.6 years            1         $40.99
                                          -----                                     -----
          Total.....................      5,378         $23.87     8.5 years        3,754         $20.41

     The following summary provides information on deferred shares of Williams common stock granted to WCG employees:

                                                               1998             1997       1996
                                                        -------------------   --------   --------
                                                                   WILLIAMS   WILLIAMS   WILLIAMS
                                                        WCG PLAN    PLANS      PLANS      PLANS
                                                        --------   --------   --------   --------
Deferred shares granted...............................  165,000    109,565     14,232    209,410
Weighted-average grant date fair value of shares
  granted.............................................  $ 31.59    $ 31.59     $19.94    $ 16.24

     Approximately $1,197,000, $727,000, and $352,000 were recognized as expense for deferred shares in 1998, 1997 and 1996, respectively.


     Deferred shares are valued at the date of the award. The remaining value of the deferred shares not expensed in the year granted is amortized over the vesting period.


13. LEASES

  LESSEE:

     Future minimum annual rentals under noncancellable operating leases as of December 31, 1998 are payable as follows:

                                               OFF-NETWORK
                                    OFFICE      CAPACITY
                                    RENTAL    AND EQUIPMENT    OTHER     TOTAL
                                   --------   -------------   -------   --------
                                                  (IN THOUSANDS)
1999.............................  $ 24,756     $ 79,730      $ 5,019   $109,505
2000.............................    21,173      134,851        5,030    161,054
2001.............................    17,935      104,117        1,689    123,741
2002.............................    13,118       91,622          691    105,431
2003.............................    11,169       69,396          691     81,256
Thereafter.......................    38,825        6,650        9,788     55,263
                                   --------     --------      -------   --------
Total minimum annual rentals.....  $126,976     $486,366      $22,908   $636,250
                                   ========     ========      =======   ========

                      WILLIAMS COMMUNICATIONS GROUP, INC.

     During 1998, WCG entered into an operating lease agreement covering a portion of its fiber optic network. The total estimated cost of the network assets to be covered by the lease agreement is $750 million. The lease term will include an interim term, during which the covered network assets will be constructed, that is anticipated to end no later than December 31, 1999, and a base term. The interim and base terms are expected to total five years, and if renewed, could total seven years. Under the terms of the lease agreement, WCG cannot sublease the assets without the prior written consent of the lessor. Through June 30, 1999, WCG has not requested nor has the lessor granted such consent.

     WCG has an option to purchase the covered network assets during the lease term at an amount approximating the lessor's cost. Williams provides a residual value guarantee equal to a maximum of 89.9% of the transaction. The residual value guarantee is reduced by the present value of the actual lease payments. In the event that WCG does not exercise its purchase option, WCG expects the fair market value of the covered network assets to substantially reduce Williams payment under the residual value guarantee. WCG's disclosures for future minimum annual rentals under noncancellable operating leases do not include amounts for the residual value guarantee. As of June 30, 1999 (unaudited) and December 31, 1998, approximately $495 million and $287 million, respectively, of costs have been incurred by the lessor.

     Total capacity expense incurred from leasing from a third party's network (off-network capacity expense) was $110,804,000, $68,824,000 and $45,033,000 in
1998, 1997 and 1996, respectively. All other rent expense was $37,826,000, $24,912,000 and $17,588,000 in 1998, 1997 and 1996, respectively. Included in other rent expense is office space charged from affiliates of $3,664,000, $2,475,000 and $2,247,000 in 1998, 1997 and 1996, respectively.

  LESSOR:

     WCG has granted IRUs for dark fiber to third parties that are accounted for as sales-type leases. The lease term is typically for 20 to 25 years and the lessee can renew the leases at no cost for an additional period of 10 to 20 years. At December 31, 1998, all cash from sales-type leases has been received, except for $27 million, which will be collected in 1999. Due to the initial term of the IRUs and lessee renewal options, WCG has not recorded any residual value for these leases.

14. RELATED PARTY TRANSACTIONS

     Williams charges its subsidiaries, including WCG, for certain corporate administrative expenses, which are directly identifiable or allocable to the subsidiaries. Nortel also charges Solutions LLC for certain corporate administrative expenses which are directly identifiable or

                      WILLIAMS COMMUNICATIONS GROUP, INC.

allocable to Solutions LLC. Details of such charges for the six months ended June 30, 1999 and 1998 (unaudited) and the years ended December 31 are as follows:

                                SIX MONTHS ENDED
                              JUNE 30, (UNAUDITED)     YEAR ENDED DECEMBER 31,
                              --------------------   ---------------------------
                                1999        1998      1998      1997      1996
                              --------    --------   -------   -------   -------
                                                (IN THOUSANDS)
Direct costs, charged from:
  Williams..................  $11,125     $ 5,825    $13,364   $ 8,418   $ 6,370
  Nortel....................    1,173       6,278     10,727    15,260        --
Allocated charges from
  Williams..................    6,624       6,828     11,654     9,230     6,643
                              -------     -------    -------   -------   -------
                              $18,922     $18,931    $35,745   $32,908   $13,013
                              =======     =======    =======   =======   =======

     The above costs are reflected in selling, general and administrative expenses in the accompanying consolidated statements of operations. Direct costs charged from Williams or Nortel represent the direct costs of goods or services provided by Williams or Nortel at our request as well as the cost of centralized administrative services. Williams allocates its cost of centralized administrative services based on a logical representation of the benefits received, such as allocating Williams' human resources department based on employee headcount. Allocated charges from Williams represent an allocation of general corporate charges based on a three factor formula which considers operating results, property, plant and equipment and payroll. In management's estimation, the allocation methodologies used are reasonable and the direct and allocated charges approximate amounts that would have been incurred on a stand-alone basis.

     Included in WCG's revenues are charges to Williams and its subsidiaries and affiliates for managing their internal telephone operations of $4,526,000, $4,010,000, $7,710,000, $5,217,000 and $4,918,000 for the six months ended June
30, 1999 and 1998 (unaudited) and the years ended December 31, 1998, 1997 and 1996, respectively. In addition, WCG's revenues include charges to Williams' gas pipelines for managing microwave frequencies of $2,134,000, $2,120,000, $4,254,000, $3,754,000 and $1,381,000 for the six months ended June 30, 1999 and
1998 (unaudited) and the years ended December 31, 1998, 1997 and 1996, respectively.


     As of June 30, 1999 (unaudited) and December 31, 1998 and 1997, WCG's net amount due to or due from affiliates consists of an unsecured promissory note agreement with Williams for both advances to and from Williams depending on the respective cash positions of the companies. The agreement does not require periodic principal payments or commitment fees and accordingly is normally classified as noncurrent. Interest on noncurrent receivables and payables is accrued monthly and rates vary with market conditions. The interest rate for noncurrent receivables and payables with Williams at the end of the period was 5.9%, 5.8% and 6.2% for June 30, 1999 (unaudited) and December 31, 1998 and 1997, respectively. In addition, the net amount due to or from affiliates consists of normal course receivables and payables resulting

                      WILLIAMS COMMUNICATIONS GROUP, INC.

from the use of each others services. A summary of these payables and receivables as of June 30, 1999 (unaudited) and December 31 follows:

                                                                 DECEMBER 31,
                                               JUNE 30,       -------------------
                                           1999 (UNAUDITED)     1998       1997
                                           ----------------   --------   --------
                                                       (IN THOUSANDS)
Current:
  Due from Williams......................      $     --       $  3,881   $     --
                                               ========       ========   ========
Due to affiliates:
  Williams...............................      $ 30,357       $     --   $ 24,636
  Nortel.................................        23,465         37,187     98,948
  Other..................................         1,900          1,323         --
                                               --------       --------   --------
Total due to affiliates..................      $ 55,722       $ 38,510   $123,584
                                               ========       ========   ========
Noncurrent:
  Due from Williams......................      $     --       $     --   $ 97,097
                                               ========       ========   ========
  Due to affiliates:
     Williams............................      $794,175       $614,343   $     --
     Other...............................         6,781          6,367         --
                                               --------       --------   --------
Total due to affiliates..................      $800,956       $620,710   $     --
                                               ========       ========   ========

     Interest expense to Williams was $16,902,000, $4,157,000, $16,933,000,
$2,657,000 and $16,776,000 for the six months ended June 30, 1999 and 1998
(unaudited) and the years ended December 31, 1998, 1997 and 1996, respectively. No amounts, net of interest capitalized, were paid to Williams for interest in the six months ended June 30, 1999 (unaudited) or the years ended December 31, 1998, 1997 and 1996.

     Interest income from Williams was $2,932,000 in 1997. There was no interest income from Williams for the six months ended June 30, 1999 (unaudited) or the years ended December 31, 1998 and 1996.

     In connection with the formation of Solutions LLC, a $160,873,000 note payable to Nortel was established which was paid by Solutions LLC in August 1997. Total interest expensed and paid on the note during 1997 was $2,491,000.

     Solutions LLC purchased inventory from Nortel for use in equipment installations for $467,476,000 in 1998 and $310,599,000 for the period from April 30, 1997 (date on which Nortel became a related party) to December 31, 1997. Solutions LLC has a distribution agreement with Nortel that extends through December 2002. If for two consecutive years the percentage of Nortel products purchased by Solutions LLC falls below approximately 78% and the rate of growth of the purchase of Nortel products by Solutions LLC during the two-year period is below that of other Nortel distributors, Nortel may require WCG to buy, or WCG may require Nortel to sell, Nortel's entire interest in Solutions LLC at market value.

     In addition, Network purchased from Nortel optronics for use on its network for $99,311,000 in 1998 and $30,241,000 for the period from April 30, 1997 to
December 31, 1997.

                      WILLIAMS COMMUNICATIONS GROUP, INC.

15. COMMITMENTS AND CONTINGENCIES

     During 1998, Solutions LLC and one of its equipment suppliers amended an existing take-or-pay contract for equipment purchases. The amended purchase commitment terms require Solutions LLC equipment purchases from the supplier totaling $10,000,000, $19,000,000 and $25,000,000 during the twelve-month periods ended March 31, 1999, 2000 and 2001, respectively. Solutions LLC met its March 31, 1999 commitment.

     On December 17, 1998, WCG entered into two agreements with WinStar Communications, Inc. ("WinStar"). WCG has a 25 year indefeasible right to use approximately 2% of WinStar's wireless local capacity in exchange for payments equal to $400 million. WinStar has a 25 year indefeasible right to use four strands of WCG's fiber over 15,000 route miles on the network, a transmission capacity agreement with a minimum commitment for approximately $120 million in specified circuits over a twenty-year term and colocation space rental and maintenance services in exchange for monthly payments equal to an aggregate of approximately $644 million over the next seven years. The $644 million will be allocated between dark fiber, services related to colocation, maintenance and capacity according to the relative fair value of each component. As of June 30, 1999, WinStar has paid WCG approximately $44.1 million. WinStar has constructed approximately 60 hubs, or antenna sites, which are currently available to WCG. WinStar intends to construct 270 hubs by the end of 2001, and WCG will have the ability to use all of these hubs for a period of 25 years. WCG will pay WinStar the $400 million over the next four years as WinStar completes construction of the hubs. WCG will amortize the $400 million to be capitalized on a straight-line basis over the 25-year usage term. As of June 30, 1999, WCG has paid WinStar approximately $120 million.

     Shrier v. Williams was filed on August 4, 1999, in the U.S. District Court for the Northern District of Oklahoma. The plaintiff seeks to bring a nationwide class action on behalf of all landowners on whose property we have installed fiber optic cable without the permission of the landowner. The plaintiff is seeking a declaratory ruling that we are trespassing, damages resulting from the alleged trespass, damages based on our profits from use of the property and damages from alleged fraud. Relief requested by the plaintiff includes injunction against further trespass, actual and punitive damages and attorneys' fees.

     The plaintiff is an owner of property on which a pipeline right of way used for the single-fiber network is located. We believe that we have all requisite permission for our right of way over the plaintiff's land. We also do not believe that the plaintiff has sufficient basis for certification of a class action.

     Other communications carriers have been successfully challenged with respect to their rights over railroad rights of way, which are also challenged by the plaintiff. Approximately 15% of the Williams network is installed on railroad rights of way. In many areas, the railroad granting us the license holds full ownership of the land, in which case its license should be sufficient to give us valid rights to cross the property. In some states where the railroad is not the property owner but has an easement over the property the law is unsettled as to whether a landowner's approval is required. We did not generally obtain landowner approval where our right of way was located on railroad easements. In most states, we have eminent domain rights which we believe would limit our liability for any trespass damages. It is likely that we will be subject to other purported class action suits challenging our railroad or pipeline rights of way but we cannot quantify the impact of such claims at this time. Thus, we cannot be certain that the plaintiff's purported

                      WILLIAMS COMMUNICATIONS GROUP, INC.

class action or other purported class actions, if successful, will not have a material adverse effect on us.

     WCG is a party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all claims, legal actions and complaints after consideration of amounts accrued, insurance coverage, or other indemnification arrangements will not have a materially adverse effect upon WCG's future financial position, results of operations or cash flows.

16. FINANCIAL INSTRUMENTS

FAIR VALUE METHODS

     The following methods and assumptions were used by WCG in estimating its fair value disclosures for financial instruments:

          Cash and cash equivalents: The carrying amounts reported in the balance sheet approximate fair value due to the short-term maturity of these instruments.

          Investments -- cost method and advances to investees: Fair value of other cost method investments and advances to investees are estimated to approximate historically recorded amounts as the operations underlying these investments are in their initial phases.

          Long-term debt: WCG's long-term debt consists primarily of variable rate borrowings, including amounts from affiliates, for which the carrying value approximates the fair value.

OFF-BALANCE-SHEET CREDIT AND MARKET RISK

     In 1997, WCG entered into an agreement with Williams whereby WCG would sell to Williams, on an ongoing basis, certain of WCG's accounts receivable. At December 31, 1998 and 1997, $33,767,000 and $25,664,000 of WCG's accounts receivable have been sold, respectively, to Williams. On January 31, 1999, WCG's agreement with Williams expired and was not renewed.

CONCENTRATION OF CREDIT RISK

     WCG's customers include numerous corporations. Approximately 68% and 86% of receivables at December 31, 1998 and 1997, respectively, are for Solutions related services. Approximately 25% and 3% of receivables at December 31, 1998 and 1997, respectively, are for network related services. WCG serves a wide range of customers, none of which is individually significant to its business. While sales to these various customers are generally unsecured, the financial condition and creditworthiness of customers are routinely evaluated.

17. SUBSEQUENT EVENTS

     On February 8, 1999 WCG and SBC announced a series of alliance agreements in addition to SBC's plans to acquire up to 10% of the common stock of WCG. The private investment is expected to occur simultaneously with the initial public offering. SBC's initial investment will be limited to $500 million, which will be reinvested by WCG in its business. If SBC's investment equals less than 10% of the common stock, SBC has the ability to purchase the remainder of the 10% in subsequent public offerings, if they occur. SBC's purchase of WCG stock is contingent upon due diligence, WCG completing its initial public offering and the continuing existence of

                      WILLIAMS COMMUNICATIONS GROUP, INC.

the agreement under which WCG provides network transport services. The initial public offering price, less the underwriters' discount will determine the price of the SBC shares.

     Once SBC receives regulatory approval to enter the long-distance business within one state in its local service territory, it will have one seat on the WCG board of directors. WCG will serve as SBC's preferred provider for all domestic U.S. transport services. SBC will be WCG's preferred provider for platform products and certain international transport services, so long as such preferred services are provided at mutually acceptable prices and regulations do not prohibit such an arrangement. WCG will work with SBC to connect SBC's international cables to WCG's domestic network. The agreement also will allow both parties to cross-market certain of each others services, and specifically enable Solutions to offer SBC-branded products and services as an addition to its array of voice and data communication equipment products and network services.

     Williams has a call option to purchase not less than all of the shares of stock acquired by SBC, in the event of the termination, other than due to a breach by WCG, of certain agreements with SBC, provided that Williams has at least a 50% interest in WCG. The purchase price is equal to the market price at the time of exercise less the underwriting discounts and commissions applicable to the shares at the time of the initial public offering.

     On May 21, 1999, WCG entered into two memoranda of understanding with Metromedia Fiber Network, Inc. under which both parties agree to enter into 20-year agreements with the other, providing for the following:

        - Metromedia will lease to WCG dark fiber on up to 3,200 route miles on its local networks, 6 to 96 fibers per segment, and will provide WCG with maintenance services and dark fiber connectivity to approximately 250 points of presence and data centers, in exchange for approximately $317 million payable by WCG over the duration of the agreement

        - Metromedia will lease from WCG six dark fibers over substantially all of the Williams network and WCG will provide colocation and maintenance services in exchange for approximately $317 million payable by Metromedia over the duration of the agreement


     On May 24, 1999, WCG and Intel Corporation, on behalf of Intel Internet Data Services, entered into a long-term master alliance agreement. The alliance agreement provides that WCG and Intel Internet Data Services will purchase services from one another pursuant to a service agreement and create a co-marketing arrangement, each of which will have shorter terms than that of the master alliance agreement. The services WCG will provide include domestic transport services and may also include Internet connectivity. Intel will provide web hosting services pursuant to the co-marketing arrangement.

     Intel also entered into a securities purchase agreement with WCG and Williams to purchase at the closing of the equity offering the number of shares of common stock equal to $200 million divided by the initial public offering price less the underwriting discount. The parties' obligations under the securities purchase agreement are subject to closing conditions, including that the alliance agreement is in full effect and that at least $500 million is raised in the equity offering and that necessary governmental approvals have been obtained.

     In connection with its purchase of common stock, Intel has agreed not to transfer any of its shares of common stock to anyone except affiliates for a period of eighteen months, but this

                      WILLIAMS COMMUNICATIONS GROUP, INC.

transfer restriction provision will be terminated if we have a change of control. In addition, the transfer restriction does not prohibit Intel from participating in future registered offerings initiated by us or from engaging in hedging transactions commencing six months from the date of the equity offering. Intel also has registration rights in connection with its holdings.

     On May 25, 1999, WCG entered into a non-exclusive alliance agreement with Telefonos de Mexico. Under the terms of the agreement, both WCG and Telefonos de Mexico must first seek to obtain select international wholesale services between Mexico and the United States and various other services from each other. WCG and Telefonos de Mexico will also sell each other's products to their respective customers and negotiate the terms under which both parties will provide installation and maintenance of communications equipment and other services for the other. In addition, WCG and Telefonos de Mexico will interconnect their long distance fiber-optic networks to jointly develop seamless voice, data and video transport services to serve their respective markets.

     In addition, on May 25, 1999, Telefonos de Mexico entered into a securities purchase agreement with WCG and Williams to purchase at the closing of the equity offering up to the number of shares of common stock equal to $100 million divided by the initial public offering price less the underwriting discount.

     Telefonos de Mexico's obligation and ability to make the investment is subject to conditions at closing, including that the alliance agreement with Telefonos de Mexico be in full effect and that SBC approves the portion of Telefonos de Mexico's investment that exceeds $25 million, which would require SBC's investment to be limited to $425 million.

     In connection with its purchase of WCG common stock Telefonos de Mexico has agreed to certain restrictions and will receive certain privileges, including the following:

     - Telefonos de Mexico has agreed not to acquire more than 10% of WCG's common stock for a period of 10 years

     - Telefonos de Mexico has agreed not to transfer to anyone, except affiliates, any of its shares of WCG's common stock for a period of 3 1/2 years, but this transfer restriction provision will be terminated if WCG has a change of control

     - Telefonos de Mexico has agreed that WCG has the right, for a period of 3 1/2 years, to repurchase WCG stock at market value less the underwriter's discount if the alliance agreement is terminated for any reason other than a breach by WCG

     Telefonos de Mexico also has registration rights in connection with its holdings.

     On May 27, 1999, Williams contributed its investments in the holding companies, which owned the investments in ATL, PowerTel and MetroCom, to WCG at their historical book values. The assets were transferred at their historical book values, similar to a pooling of interests, as Williams had common control over WCG and the holding companies contributed.

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Williams Communications Group, Inc.

     We have audited the accompanying combined statements of income and changes in net assets and combined statements of cash flows of the Direct Sales Subsidiary, Nortel Communications Systems ("NCS") and TTS Meridian Systems, Inc. ("TTS") (collectively, the "Business") of Enterprise Networks of Northern Telecom Limited ("Nortel") for the four months ended April 30, 1997 and the year ended December 31, 1996. These financial statements are the responsibility of the Business' management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of the Business' operations and changes in net assets and its cash flows for the four months ended April 30, 1997 and the year ended December 31, 1996, in conformity with generally accepted accounting principles in the United States.

                                            DELOITTE & TOUCHE LLP

Toronto, Ontario
March 26, 1999

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

            COMBINED STATEMENTS OF INCOME AND CHANGES IN NET ASSETS

                                                              FOUR MONTHS
                                                                 ENDED       YEAR ENDED
                                                               APRIL 30,    DECEMBER 31,
                                                                 1997           1996
                                                              -----------   ------------
                                                                    (IN THOUSANDS)
Sales.......................................................   $250,205       $733,111
Cost of Sales...............................................    182,539        527,980
                                                               --------       --------
Gross Profit................................................     67,666        205,131
                                                               --------       --------
Selling, general and administrative.........................     55,242        167,234
Other.......................................................         --          1,023
                                                               --------       --------
Operating income............................................     12,424         36,874
Interest income.............................................        592          1,405
                                                               --------       --------
Income before provision for income taxes....................     13,016         38,279
Provision for income taxes (Note 5).........................      5,330         16,018
                                                               --------       --------
Net income..................................................   $  7,686       $ 22,261
                                                               ========       ========
Net Assets:
Beginning of period.........................................   $131,505       $140,201
Net Income..................................................      7,686         22,261
Distribution from/(to) Nortel...............................      8,339        (30,957)
                                                               --------       --------
End of period...............................................   $147,530       $131,505
                                                               ========       ========

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                       COMBINED STATEMENTS OF CASH FLOWS

                                                              FOUR MONTHS
                                                                 ENDED       YEAR ENDED
                                                               APRIL 30,    DECEMBER 31,
                                                                 1997           1996
                                                              -----------   ------------
                                                                    (IN THOUSANDS)
OPERATING ACTIVITIES
Net Income..................................................   $  7,686       $ 22,261
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization.............................      2,121          6,993
  Deferred taxes............................................        705         (2,508)
  Loss on write-down of property and equipment..............         --          1,108
  Cash provided (used) by changes in:
     Receivables............................................    (12,859)         3,928
     Inventories............................................     (1,873)        (3,721)
     Prepaid expenses.......................................         69            428
     Accounts payable and accrued liabilities...............     (2,832)         4,236
     Distribution from/(to) Nortel..........................      8,339        (30,957)
     Other..................................................        396          4,308
                                                               --------       --------
Net cash provided by operating activities...................      1,752          6,076
                                                               --------       --------
INVESTING ACTIVITIES
Payments for purchases of property and equipment............     (1,752)        (6,076)
                                                               --------       --------
Net cash used by investing activities.......................     (1,752)        (6,076)
                                                               --------       --------
Increase in cash............................................         --             --
Cash at beginning of periods................................         --             --
                                                               --------       --------
Cash at end of periods......................................   $     --       $     --
                                                               ========       ========

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                       NOTES TO THE FINANCIAL STATEMENTS
       FOUR MONTHS ENDED APRIL 30, 1997 AND YEAR ENDED DECEMBER 31, 1996
                             (THOUSANDS OF DOLLARS)

1. BASIS OF PRESENTATION OF THE COMBINED FINANCIAL STATEMENTS

     On April 30, 1997 the combined net assets of the Direct Sales Subsidiary, Nortel Communications Systems, Inc. ("NCS"), and TTS Meridian Systems, Inc. ("TTS"), (collectively the "Business") of Enterprise Networks of Northern Telecom Limited ("Nortel") were sold to a newly formed entity. Under the terms of the purchase and sale agreement, Williams Communications Group, Inc. ("WCG") and Nortel formed a new entity, Wiltel Communications, LLC (today known as Williams Communications Solutions, LLC or "WCS").

     The accompanying combined statements of income and changes in net assets, and combined statements of cash flows ("the statements") have been prepared to reflect the income, changes in net assets and cash flows associated with the Business as if it had operated on a stand alone basis rather than as part of Nortel.

     The Business is comprised of the following:

     -- NCS, which includes the following divisions: NCS East and NCS West; and the consolidated subsidiaries Nortel Federal Systems, Inc., and Bell Atlantic Meridian Systems ("BA Meridian"). BA Meridian was a joint venture general partnership previously owned 80% by NCS and 20% by Bell Atlanticom Systems Inc. Immediately prior to transferring the combined net assets of the Business to WCS, Nortel purchased the 20% interest in BA Meridian held by Bell Atlanticom Systems Inc. On April 30, 1997, 100% of BA Meridian's net assets were sold to WCS, as part of the combined net assets contributed, and;

     -- TTS

     All transactions and balances between combined entities have been eliminated.

     The combined statements include 100% of the results of BA Meridian. The 20% portion owned by Bell Atlanticom Systems Inc. and included in these combined statements amounted to $386 and $2,089 of net income, for the four months ended April 30, 1997 and the year ended December 31, 1996, respectively.

     The transfer of the net assets of the Business was governed by the following agreements: the Limited Liability Agreement of Wiltel Communications, LLC, dated as of April 1, 1997; the Formation Agreement between Northern Telecom Inc., and Williams Communications Group, Inc. dated as of April 1, 1997, and the Share Purchase Agreements for TTS Meridian Systems, Inc., by and between Northern Telecom Limited and Williams Telecommunications Systems, Inc. ("WTI"), dated April 30, 1997, collectively referred to as the "Agreement."

2. THE BUSINESS

     The Business' principal activity is the marketing, sales and distribution of telecommunications equipment. The Business is highly dependent on Nortel, as substantially all of the products distributed are purchased from Nortel.

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. SIGNIFICANT ACCOUNTING POLICIES

REVENUES AND RELATED COST OF SALES

     Revenues and related costs for contracts and customer service orders are recognized on a percentage-of-completion basis for individual contracts or elements thereof, based on work performed, date of delivery to customer site, and the ratio of costs incurred, to total estimated costs. The equipment portion of contracts is recognized upon shipment.

     Maintenance contract revenue is deferred and recognized over the life of the contract on a straight-line basis.

TRANSLATION OF FOREIGN CURRENCIES

     Except for TTS, the functional currency of each of the combined entities is the U.S. dollar. The functional currency of TTS is the Canadian dollar. TTS' operations are translated as follows:

          i. Assets and liabilities are translated at the exchange rates in effect at the balance sheet date.

          ii. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period.

          iii. The unrealized translation gains and losses on the Business' net investment, including long-term intercompany advances, in these operations are normally accumulated in a separate component of stockholders' equity, which would be described as currency translation adjustment ("CTA").

     For the purposes of these financial statements CTA was not material, and has been included as part of the combined net assets.

DEPRECIATION

     Depreciation is generally calculated under the straight-line method using rates based on the expected useful lives of the assets of 5 to 10 years. The underlying assets being depreciated consist principally of computers and telecommunications equipment, furniture and fixtures, vehicles and leasehold improvements.

     The cost of maintenance and repairs, which do not significantly improve or extend the life of the respective assets, is charged to expense as incurred.

GOODWILL

     Goodwill represents the excess, at the dates of acquisition, of the costs over the fair values of the net assets of certain companies acquired by the Business, and is amortized on a straight-line basis over an estimated life of 3 years. The carrying value of goodwill is evaluated to determine whether a potential permanent impairment exists, management considers the financial condition and expected future earnings before tax using projected financial performance. A permanent impairment in the value of goodwill is written off against earnings in the year such impairment is identified.

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

INCOME TAXES

     The Business, except for the TTS portion, was not a taxable entity when operated by Nortel; rather, its tax position was considered as part of the consolidated tax calculation performed for Nortel. For the purposes of presenting the Business as a stand alone entity an estimate of the tax position has been calculated. The Business used the asset and liability method of accounting for deferred income taxes. Under this method, deferred income tax assets and liabilities are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, computed based on the rates and provisions as measured by tax laws.

USE OF ESTIMATES

     The statements reflect the operations and cash flows of the Business. The statements have been prepared from the books, records and accounts of the Business (including combining workpapers and supporting entries) on the basis of established accounting methods, policies, practices and procedures and the judgements and estimation methodologies used by Nortel and the Business, in accordance with the generally accepted accounting principles of the United States. All of the allocations and estimates reflected in the statements are based on assumptions and estimates that management believes to be reasonable. Actual results could differ significantly from those estimates.

WARRANTIES

     Warranty and product allowances on sales are estimated and charged to cost of sales at the time the products are sold to customers.

RECENT ACCOUNTING STANDARDS

     Due to the sale of the Business on April 30, 1997, the results of operations, cash flows and financial position for the Business subsequent to that date would be included in the financial statements of WCS. New accounting standards would be taken into consideration by WCS in the preparation of their financial statements.

4. GOODWILL

     Total goodwill amortization charged to operations for the four months ended April 30, 1997 and the year ended December 31, 1996 was $333 and $1,283, respectively.

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. INCOME TAXES

     The provision for income taxes is comprised of the following:

                                                FOUR MONTHS ENDED      YEAR ENDED
                                                 APRIL 30, 1997     DECEMBER 31, 1996
                                                -----------------   -----------------
Current
  Federal.....................................       $1,851              $13,868
  State/Provincial............................          601                2,150
                                                     ------              -------
                                                      2,452               16,018
                                                     ------              -------
Deferred
  Federal.....................................        2,528                   --
  State/Provincial............................          350                   --
                                                     ------              -------
                                                      2,878                   --
                                                     ------              -------
Total provision...............................       $5,330              $16,018
                                                     ======              =======

     Reconciliations of the benefit for income taxes from the statutory rate to the provision for income taxes are as follows:

                                                FOUR MONTHS ENDED      YEAR ENDED
                                                 APRIL 30, 1997     DECEMBER 31, 1996
                                                -----------------   -----------------
Statutory rate................................        35.00%              35.00%
Increases (reductions) in taxes from:
  State/Provincial rate.......................         7.78                5.43
  Goodwill....................................         0.13                0.66
  Other.......................................         0.58                0.83
                                                      -----               -----
Total provision...............................        43.49%              41.92%
                                                      =====               =====

     The tax provision above is an estimate to reflect what the Business would have paid had it been a stand alone company. Therefore, cash taxes paid are not disclosed in these statements. Actual income taxes payable, if any, were paid by Nortel, on behalf of the Business, on a consolidated basis.

6. PLANS FOR EMPLOYEES' PENSIONS

     As the Business was part of Nortel as of April 30, 1997 and December 31, 1996, the eligible employees of the Business were members of the Nortel pension plans. Nortel has non-contributory defined benefit pension plans covering substantially all of its employees. The benefits are based on length of service and rates of compensation.

     Nortel's policy is to fund pensions based on widely used actuarial methods as permitted by pension regulatory authorities. The funded amounts reflect actuarial assumptions regarding compensation, interest, and other projections. Plan assets are represented primarily by common stocks, bonds, debentures, secured mortgages, and property.

     Pension costs reflected in the combined statements of income are based on the unit credit method of valuation of pension plan benefits.

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The following disclosure presents the estimated expense and funded status reconciliations for the portions of the Nortel plan allocated to WCS employees as if the Business had operated on a stand alone basis. Subsequent to April 30, 1997, WCS curtailed the plan relating to the transferred employees and later settled the plan. As a result the plan as described below no longer exists.

                                                          APRIL 30,     DECEMBER 31,
                                                            1997            1996
                                                        -------------   ------------
PLAN ASSETS AND LIABILITIES:
Plan assets at fair value.............................     $45,464        $43,069
                                                           -------        -------
Actuarial present value of benefit obligation
  Accumulated benefit obligation
     Vested...........................................      21,507         20,228
     Non-vested.......................................       4,534          4,266
  Effect of salary projection.........................      17,322         16,299
                                                           -------        -------
Projected benefit obligation..........................      43,363         40,793
                                                           -------        -------
Excess of plan assets at fair value over projected
  benefit obligations.................................       2,101          2,276
Less:
  Unrecognized net transition assets..................       1,000          1,030
  Unrecognized prior service costs....................      (1,225)        (1,251)
  Unrecognized net gains..............................         557            557
                                                           -------        -------
  Pension asset.......................................     $ 1,769        $ 1,940
                                                           =======        =======

                                                          APRIL 30,     DECEMBER 31,
                                                            1997            1996
                                                        -------------   ------------
PENSION EXPENSE:
Service cost -- benefits earned.......................     $ 1,424        $ 3,702
Interest cost on projected plan benefits..............       1,163          2,926
Estimated return on plan assets.......................      (1,301)        (3,254)
Other
  Amortization of net asset...........................         (29)           (88)
  Amortization of unrecognized prior service cost.....          26             59
  Amortization of net loss............................          --              2
                                                           -------        -------
Total expense for the period..........................     $ 1,283        $ 3,347
                                                           =======        =======
Assumptions:
  Discount rates......................................       7.75%          7.75%
  Rate of return on assets............................       9.00%          9.00%
  Rate of compensation increase.......................        4.5%           4.5%

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

7. POST RETIREMENT BENEFITS

     The eligible employees of the Business were included in the Nortel post retirement plans. The plans provided certain benefits other than pension to the employees. The net post retirement costs include the following components:

                                                        APRIL 30,   DECEMBER 31,
                                                          1997          1996
                                                        ---------   ------------
PLAN ASSETS AND LIABILITIES:
Plan assets at fair value.............................  $     --      $     --
Accumulated post retirement benefit obligation........    14,435        13,621
                                                        --------      --------
Deficiency of plan assets at fair value over projected
  benefit obligation..................................   (14,435)      (13,621)
Unrecognized prior service costs......................     4,447         4,548
Unrecognized net gains................................      (183)         (183)
                                                        --------      --------
Post retirement liability.............................  $(10,171)     $ (9,256)
                                                        ========      ========

                                                          APRIL 30,   DECEMBER 31,
                                                            1997          1996
                                                          ---------   ------------
POST RETIREMENT EXPENSE:
Service cost...........................................     $429         $1,095
Interest cost..........................................      385            966
Other
  Amortization of unrecognized prior service costs.....      100            300
                                                            ----         ------
Total expense for the period...........................     $914         $2,361
                                                            ====         ======
Assumptions:
  Weighted average discount rate.......................     7.75%          7.75%
  Rate of compensation increase........................     4.50%          4.50%

     The effect of a 1% increase in the assumed health care cost trend is not material. The plan was unfunded at April 30, 1997 and December 31, 1996.

8. RELATED PARTY TRANSACTIONS

     Transactions with Nortel and affiliated companies are significant. These transactions occur at prices established between the Business and Nortel.

     The Business purchased equipment based on Distribution Agreements with other Nortel operating units, in the amount of $91,500 for the four months ended April 30, 1997 and $287,100 for the year ended December 31, 1996. These amounts reflect transfer prices equivalent to amounts which would have been charged to any other third party distributor.

     Pursuant to service arrangements with Nortel the Business paid approximately $15,309 to Nortel during the four months ended April 30, 1997 and $50,867 during the year ended December 31, 1996 for fringe benefits, accounting, computer and other administrative services provided by Nortel. The charges were based on actual costs incurred or allocated costs based on relative factors such as square foot occupancy or head count. In management's estimates, the allocated methodologies used are reasonable. In addition these amounts reflect fair value, and

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

approximate amounts that would have been incurred by the Business had it purchased these services from third parties.

9. INFORMATION ON BUSINESS SEGMENT BY GEOGRAPHIC AREA

     The Business operates in one business segment, telecommunications equipment, and its activity consists of the sales and distribution of Nortel products in North America.

GEOGRAPHIC AREA

     The point of origin (the location of the selling organization) of revenues and the location of the assets determine the geographic areas. The following table sets forth information by geographic area:

                                                FOUR MONTHS ENDED      YEAR ENDED
                                                 APRIL 30, 1997     DECEMBER 31, 1996
                                                -----------------   -----------------
Total revenues:
  United States...............................      $223,860            $651,429
  Canada......................................        26,345              81,682
                                                    --------            --------
Total customer revenues.......................       250,205             733,111
                                                    --------            --------
Contribution to operating earnings:
  United States...............................        56,599             172,558
  Canada......................................        11,067              32,573
                                                    --------            --------
                                                      67,666             205,131
General corporate expenses....................        54,650             166,852
                                                    --------            --------
Income before income taxes....................      $ 13,016            $ 38,279
                                                    ========            ========

10. STOCK-BASED COMPENSATION

     Certain employees of the Business were participants of the Northern Telecom Limited 1986 Stock Option Plan As Amended and Restated ("the Plan"). Under the Plan, options to purchase common shares of Nortel were granted at the market value on the effective date of the grant. Generally, options become exercisable over two or three years, depending on the year of the grant, and expire after ten years.

     The Business' employee stock-based awards were accounted for under provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Common stock options do not result in compensation expense, because the exercise price of the stock options equals the market price of the underlying stock on the effective date of grant.

     SFAS No. 123, "Accounting For Stock-Based Compensation," requires that companies who continue to apply APB Opinion No. 25 disclose pro forma net income assuming that the fair-value method in SFAS No. 123 had been applied in measuring compensation cost. Pro forma net income for the Business was $6,376 and $20,987 for the four months ended April 30, 1997 and the year ended December 31, 1996, respectively. Reported net income was $7,686 and $22,261, for the four months ended April 30, 1997, and the year ended December 31, 1996,

          DIRECT SALES SUBSIDIARY, NORTEL COMMUNICATIONS SYSTEMS, INC.
            AND TTS MERIDIAN SYSTEMS, INC. OF ENTERPRISE NETWORKS OF
                            NORTHERN TELECOM LIMITED

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

respectively. Since compensation expense from stock options is recognized over the future years' vesting period for pro forma disclosure purposes, and additional awards generally are made each year, pro forma amounts may not be representative of future years' amounts.

     These options were not assumed by WCS on the transfer of the net assets of the Business, and employees could continue to hold the options of Nortel common shares under the Plan.

                                                    APRIL 30, 1997   DECEMBER 31, 1996
                                                    --------------   -----------------
Options granted for the period....................      144,200           135,900
Weighted-average grant date fair value............     $  13.22          $   9.92
Options outstanding at period end.................      282,600           240,286
Options exercisable at period end.................       60,850            54,786

11. COMMITMENTS

     As at April 30, 1997, the future minimum lease payments under operating leases consisted of:

Remaining 8 months of 1997..................................   $10,017
1998........................................................    12,276
1999........................................................     8,330
2000........................................................     5,276
2001........................................................     1,532
Thereafter..................................................       601
                                                               -------
Total.......................................................   $38,032
                                                               =======

     Rent expense on operating leases for the four months ended April 30, 1997 and the year ended December 31, 1996 amounted to $4,738 and, $14,053, respectively.

12. CONTINGENT LIABILITIES

     The Business is, from time to time, a litigant in various claims and proceedings arising from the normal course of business. Although the outcome of these proceedings cannot be precisely determined, management believes, based on currently known facts and circumstances, that the disposition of these matters will not have a material adverse effect on the Business' financial position.

13. CREDIT RISK

     The Business is exposed to credit risk from customers. Such risk is minimized due to the nature of the telecommunications distribution business which results in the Business transacting with a large number of diverse customers.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           $

                         [WILLIAMS COMMUNICATIONS LOGO]

                      WILLIAMS COMMUNICATIONS GROUP, INC.
                             % SENIOR NOTES DUE 200

                            -----------------------
                                   PROSPECTUS
                            -----------------------

                              MERRILL LYNCH & CO.

                                LEHMAN BROTHERS


                              SALOMON SMITH BARNEY


                                        , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The Registrant estimates that expenses payable by the Registrant in connection with the equity offering described in this registration statement (other than the underwriting discount and commissions) will be as follows*:

Securities and Exchange Commission filing fee...............  $  361,400
NASD filing fee.............................................      30,500
Blue sky fees and expenses..................................      10,000
Accounting fees and expenses................................     200,000
Legal fees and expenses.....................................     500,000
Printing and engraving fees.................................     250,000
Miscellaneous...............................................      48,100
                                                              ----------
     Total..................................................  $1,400,000
                                                              ==========

-------------------------

 * All fees except the Securities and Exchange Commission and NASD filing fees are estimates.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company is incorporated under the laws of the State of Delaware.
Section 145 ("Section 145") of the General Corporation Law of the State of Delaware ("DGCL") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

     Section 145 further provides that the indemnification provisions of Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. The Restated Certificate of Incorporation contains a provision eliminating, to the fullest extent permitted by the DGCL as it exists or may in the future be amended, the liability of a director to the Company and its stockholders for monetary damages for breaches of fiduciary or other duty as a director. However, the DGCL does not currently allow such provision to limit the liability of a director for: (i) any breach of the director's duty of loyalty to the Company or its stockholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws; (iii) payment of dividends, stock purchases or redemptions that violate the DGCL; or (iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Restated Certificate of Incorporation and the By-Laws also provide that, to the fullest extent permitted by the DGCL as it exists or may in the future be amended, the Company will indemnify and hold harmless any director who is or was made a party or is threatened to be made a party to or is involved in any manner in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or its subsidiaries, and any person serving at the request of the Company as an officer, director, partner, member, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and may indemnify any officer, employee or agent of the Company; provided, however, that the Company will indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors or is a proceeding to enforce such person's claim to indemnification pursuant to the rights granted by the Restated Certificate of Incorporation or By-Laws. In addition, the Company will pay the expenses incurred by directors, and may pay the expenses incurred by other persons that may be indemnified pursuant to the Restated Certificate and the By-Laws, in defending any such proceeding in advance of its final disposition upon receipt (unless the Company upon authorization of the Board of Directors waives such requirement to the extent permitted by applicable law) of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the Company as authorized in the Restated Certificate of Incorporation or By-Laws or otherwise. The Restated Certificate and the By-Laws also state that such indemnification is not exclusive of any other rights of the indemnified party, including rights under any indemnification agreements or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


           1.1           Form of Purchase Agreement.
           3.1           Form of Restated Certificate of Incorporation of the
                         Company.(a)
           3.2           Form of Restated By-laws of the Company.(a)
           4.1           Specimen certificate of common stock.(a)
           4.2           Specimen certificate of Class B common stock.(a)

           4.3           Form of certificate of designation of Series A Junior
                         Participating Preferred Stock.(a)
           4.4           Form of indenture governing notes.
           4.5           Form of note (contained in form of indenture filed as
                         Exhibit 4.4).
           5.1           Form of opinion of William G. von Glahn, Esq.
          10.1           Securities Purchase Agreement among Williams Communications
                         Group, Inc., The Williams Companies, Inc. and Telefonos de
                         Mexico, S.A. de C.V., dated May 25, 1999.(a)
          10.2           Amended and Restated Alliance Agreement Between Telefonos de
                         Mexico, S.A. de C.V. and Williams Communications, Inc.,
                         dated May 25, 1999.(a)*
          10.3           Securities Purchase Agreement dated as of May 24, 1999 by
                         and among Williams Communication Group, Inc., The Williams
                         Companies, Inc. and Intel Corporation.(a)
          10.4           Master Alliance Agreement Between Intel Internet Data
                         Services and Williams Communications, Inc., dated as of May
                         24, 1999.(a)*
          10.5           Memorandum of Understanding Regarding the Lease of Fiber
                         Strands by Metromedia Fiber Network Services, Inc. to
                         Williams Communications, Inc., dated May 21, 1999.(a)*
          10.6           Memorandum of Understanding Regarding the Lease of Fiber
                         Strands by Williams Communications, Inc. to Metromedia Fiber
                         Network Services, Inc., dated May 21, 1999.(a)*
          10.7           Loan Agreement dated as of April 16, 1999 among Williams
                         Communications Group, Inc., Bank of America National Trust
                         and Savings Association, and the other financial
                         institutions party hereto, Nationsbanc Montgomery Securities
                         LLC, Chase Securities Inc., Bank of Montreal, and The Bank
                         of New York.(a)
          10.8           Shareholders Agreement by and among Metrogas S.A., Williams
                         International Telecom (Chile) Limited, and Metrocom S.A.,
                         dated March 30, 1999 and Letter Agreement dated March 30,
                         1999.(a)*
          10.9           Share Purchase Agreement by and Among Lightel, S.A.
                         Technologia de Informacao, Williams International ATL
                         Limited, Johi Representacoes Ltda and ATL-Algar Telecom
                         Leste, S.A., dated as of March 25, 1999.(a)
          10.10          Master Alliance Agreement between SBC Communications Inc.
                         and Williams Communications, Inc. dated February 8,
                         1999.(a)*
          10.11          Transport Services Agreement dated February 8, 1999, between
                         Southwestern Bell Communication Services, Inc. and Williams
                         Communications, Inc.(a)*
          10.12          Securities Purchase Agreement dated February 8, 1999,
                         between SBC Communications Inc. and Williams Communications
                         Group, Inc.(a)
          10.13          Second Amended and Restated Credit Agreement dated as of
                         July 23, 1997 among The Williams Companies, Inc., Northwest
                         Pipeline Corporation, Transcontinental Gas Pipeline
                         Corporation, Texas Gas Transmission Corporation, Williams
                         Pipeline Company, Williams Holdings of Delaware, Inc.,
                         WilTel Communications, LLC, and Amendment thereto dated as of January 26, 1999.(a)
          10.14          Amended and Restated Lease for Bank of Oklahoma Tower, as of
                         January 1, 1999, by and between Williams Headquarters
                         Building Company and The Williams Companies, Inc.(a)
          10.15          Lease as of January 1, 1999, for Williams Technology Center,
                         by and between Williams Headquarters Building Company and
                         Williams Communications Group, Inc.(a)

          10.16          Lease as of January 1, 1999, for Williams Resource Center,
                         by and between Williams Headquarters Building Company and
                         Williams Communications Group, Inc.(a)
          10.17          Wireless Fiber IRU Agreement by and between WinStar
                         Wireless, Inc. and Williams Communications, Inc., effective as of December 17, 1998.(a)
          10.18          IRU Agreement between WinStar Wireless, Inc. and Williams
                         Communications, Inc., dated December 17, 1998 (long haul), together with Clarification Agreement effective as of
                         December 17, 1998 and Side Agreement dated March 31,
                         1999.(a)*
          10.19          UtiliCom Networks, Inc. Note and Warrant Purchase Agreement
                         dated December 15, 1998.(a)
          10.20          Consolidated IRU Agreement by and among IXC Carrier, Inc.,
                         Vyvx, Inc. and The WilTech Group, dated December 9, 1998 and
                         Amendment No. 4, dated December 22, 1998.(a)*
          10.21          Stock Purchase Agreement for CNG Computer Networking Group
                         Inc. by and among The Sellers (1310038 Ontario Inc., George
                         Johnston, Hayden Marcus, The H. Marcus Family Trust and Gary
                         White), WilTel Communications (Canada), Inc. and Williams
                         Communications Solutions, LLC, dated October 13, 1998.(a)
          10.22          Preferred Stock Purchase by and among UniDial Holdings, Inc.
                         and Williams Communications, Inc., dated October 2,
                         1998.(a)*
          10.23          Amended and Restated Lease between State Street Bank & Trust
                         Co. of Connecticut, National Association, as Lessor, and
                         Williams Communications, Inc., as Lessee, as of September 2,
                         1998.(a)
          10.24          Amended and Restated Participation Agreement dated as of
                         September 2, 1998, among Williams Communications, Inc.;
                         State Street Bank & Trust Company of Conn., National
                         Association, as Trustee; Note Holders and Certificate
                         Holders; APA Purchasers; State Street Bank & Trust Co., as
                         Collateral Agent; and Citibank, N.A., as agent, with
                         Citibank, N.A. and Bank of Montreal as Co-Arrangers; Royal
                         Bank of Canada, as Documentation Agent; and Bank of America,
                         The Chase Manhattan Bank and Toronto Dominion, as Managing
                         Agents.(a)*
          10.25          Capacity Purchase Agreement between Williams Communications,
                         Inc. and Intermedia Communications, Inc., dated January 5,
                         1998 and Amendment dated August 5, 1998.(a)*
          10.26          Settlement and Release Agreement by and between WorldCom
                         Network Services, Inc. and Williams Communications, Inc.,
                         dated July 1, 1998.(a)*
          10.27          Umbrella Agreement by and between DownTown Utilities Pty
                         Limited, WilTel Communications Pty Limited, Spectrum Network
                         Systems Limited, CitiPower Pty, Energy Australia, South East
                         Queensland Electricity Corporation Limited, Williams
                         Holdings of Delaware Inc. and Williams International
                         Services Company, dated June 19, 1998.(a)
          10.28          Carrier Services Agreement between Vyvx, Inc. and U S WEST
                         Communications, Inc., dated January 5, 1998, and Amendment
                         No. 1 dated June 14, 1999.(a)*
          10.29          Distributorship Agreement by and between Northern Telecom
                         Limited and WilTel Communications, L.L.C., dated January 1,
                         1998.(a)*
          10.30          Common Stock and Warrant Purchase Agreement by and among
                         Concentric Network Corporation and Williams Communications
                         Group, Inc., dated July 25, 1997.(a)
          10.31          Note and Warrant Purchase Agreement by and among Concentric
                         Network Corporation and Williams Communications Group, Inc.,
                         dated June 19, 1997.(a)

          10.32          Limited Liability Company Agreement of WilTel
                         Communications, LLC, by and between Williams Communication
                         Group, Inc. and Northern Telecom, Inc., dated April 30,
                         1997.(a)
          10.33          Share Purchase Agreement for TTS Meridian Systems Inc. by
                         and among Northern Telecom Limited, WilTel Communications,
                         LLC and 1228966 Ontario Inc., dated April 30, 1997.(a)*
          10.34          Formation Agreement by and between Northern Telecom, Inc.
                         and Williams Communications Group, Inc., dated April 1,
                         1997.(a)*
          10.35          Stock Purchase Agreement among ABC Industria e Comercio
                         S.A.-ABC INCO, Lightel S.A. Tecnologia da Informacao, Algar
                         S.A.-Empreendimentos e Participacoes and Williams
                         International Telecom Limited, dated January 21, 1997.(a)
          10.36          Subscription and Shareholders Agreement among Lightel S.A.
                         Tecnologia da Informacao, Algar S.A.-Empreendimentos e
                         Participacoes and Williams International Telecom Limited,
                         dated January 21, 1997.(a)
          10.37          Sublease Agreement as of June 1, 1996, by and between
                         Transcontinental Gas Pipeline Company and Williams
                         Telecommunications Systems, Inc.(a)
          10.38          System Use and Service Agreement between WilTel, Inc. and
                         Vyvx, Inc. effective as of January 1, 1994.(a)*
          10.39          Form of administrative services agreement.(a)
          10.40          Form of service agreement.(a)
          10.41          Form of tax sharing agreement.(a)
          10.42          Form of indemnification agreement.(a)
          10.43          Form of rights agreement.(a)
          10.44          Form of registration rights agreement.(a)
          10.45          Form of separation agreement.(a)
          10.46          Call Option Agreement by and among Williams Holdings of
                         Delaware, Inc., Williams International Company, Williams
                         International Telecom Limited, and Williams Communications
                         Group, Inc. dated May 27, 1999.(a)
          10.47          Form of cross-license agreement.(a)
          10.48          Form of technical, management and administrative services
                         agreement.(a)
          10.49          The Williams Companies, Inc. 1996 Stock Plan.(a)
          10.50          The Williams Companies, Inc. Stock Plan for Nonofficer
                         Employees.(a)
          10.51          Williams Communications Stock Plan.(a)
          10.52          Williams Communications Group, Inc. 1999 Stock Plan.(a)
          10.53          Williams Pension Plan.(a)
          10.54          Solutions LLC Pension Plan.(a)
          10.55          Williams Communications Change in Control Severance Plan.(a)
          10.56          Stock Purchase Agreement by and between Williams
                         Communications, Inc. Conferencing Acquisition Corporation
                         and Genesys S.A., dated as of June 30, 1999.(a)
          10.57          Form of loan agreement and promissory note between Williams
                         Communications, Inc. and The Williams Companies, Inc.(a)
          10.58          Williams Communications, Inc. Senior Credit Facilities
                         Commitment Letter, dated June 2, 1999.(a)
          12.1           Statement re: Computation of Ratios.
          21             List of Subsidiaries.
          23.1           Consent of Ernst & Young LLP.
          23.2           Consent of Arthur Andersen S/C.

          23.3           Consent of Deloitte & Touche LLP.
          23.4           Consent of William G. von Glahn, Esq. (contained in opinion filed as Exhibit 5.1).
          23.5           Consent of H. Brian Thompson.(a)
          23.6           Consent of Roy A. Wilkens.(a)
          24.            Power of Attorney.+
          24.1           Power of Attorney of Michael P. Johnson, Sr. and Scott E.
                         Schubert.+
          25             Form T-1 Statement of Eligibility of The Bank of New York to
                         act as trustee under the Indenture.
          27.1           Financial Data Schedule -- Six Months Ended June 30, 1999.
          27.2           Financial Data Schedule -- Six Months Ended June 30, 1998.
          27.3           Restated Financial Data Schedule -- December 31, 1998.
          27.4           Restated Financial Data Schedule -- December 31, 1997.
          27.5           Restated Financial Data Schedule -- December 31, 1996.+


-------------------------


(a) Incorporated by reference to the Registration Statement on Form S-1 relating to the equity offering (File No. 333-76007).


+   Previously filed.

(*) Portions of this exhibit have been redacted pursuant to a request for confidential treatment which is currently being reviewed by the Securities and Exchange Commission.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) it will provide to the underwriters at the closing specified in the purchase agreement certificates in such denominations and registered in such names as required by the underwriters to permit delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, Oklahoma on the 2nd day of September, 1999.


                                        WILLIAMS COMMUNICATIONS GROUP, INC.

                                        By:     /s/ REBECCA H. HILBORNE
                                           -------------------------------------
                                                    Rebecca H. Hilborne
                                                     Attorney-in-fact


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 6 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                     SIGNATURE                                     TITLE                    DATE
                     ---------                                     -----                    ----
                       /s/ *                           Chief Executive Officer and    September 2, 1999
---------------------------------------------------      President (Principal
                 Howard E. Janzen                        Executive Officer)

                       /s/ *                           Chief Financial Officer        September 2, 1999
---------------------------------------------------      (Principal Accounting and
                 Scott E. Schubert                       Financial Officer)

                       /s/ *                           Director                       September 2, 1999
---------------------------------------------------
                  Keith E. Bailey

                       /s/ *                           Director                       September 2, 1999
---------------------------------------------------
              John C. Bumgarner, Jr.

                       /s/ *                           Director                       September 2, 1999
---------------------------------------------------
                 Brian E. O'Neill

                       /s/ *                           Director                       September 2, 1999
---------------------------------------------------
                 James R. Herbster

                       /s/ *                           Director                       September 2, 1999
---------------------------------------------------
              Michael P. Johnson, Sr.

                       /s/ *                           Director                       September 2, 1999
---------------------------------------------------
                 Steven J. Malcolm

                       /s/ *                           Director                       September 2, 1999
---------------------------------------------------
                 Jack D. McCarthy


* Pursuant to a power of attorney.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Williams Communications Group, Inc.

     We have audited the consolidated financial statements of Williams Communications Group, Inc. as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, and have issued our report thereon dated April 7, 1999, except for the matters described in the third paragraph of Note 10 and Note 17, as to which the date is July 27, 1999 (included elsewhere in this Registration Statement). The financial statements of ATL-Algar Telecom Leste S.A., (an entity in which the Company has a 30% interest, at December 31, 1998), have been audited by other auditors whose report has been furnished to us; insofar as our opinion on the consolidated financial statements relates to data included for ATL-Algar Telecom Leste S.A., it is based solely on their report. Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                            ERNST & YOUNG LLP

Tulsa, Oklahoma
July 27, 1999

                         WILLIAMS COMMUNICATIONS GROUP

              SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS(A)
                             (DOLLARS IN THOUSANDS)

                                                           ADDITIONS
                                                       ------------------
                                                       CHARGED TO
                                           BEGINNING   COSTS AND                              ENDING
                                            BALANCE     EXPENSES    OTHER     DEDUCTIONS(B)   BALANCE
                                           ---------   ----------   -----     -------------   -------

Allowance for doubtful accounts:
  1998...................................   12,787       21,591        --        10,802       23,576
  1997...................................    4,950        7,837     7,799(c)      7,799       12,787
  1996...................................    6,427        2,694        --         4,171        4,950

---------------

(a)Deducted from related assets.

(b)Represents balances written off, net of recoveries and reclassifications.

(c)Primarily relates to acquisitions of businesses.

                               INDEX TO EXHIBITS


           1.1           Form of Purchase Agreement.
           3.1           Form of Restated Certificate of Incorporation of the
                         Company.(a)
           3.2           Form of Restated By-laws of the Company.(a)
           4.1           Specimen certificate of common stock.(a)
           4.2           Specimen certificate of Class B common stock.(a)
           4.3           Form of certificate of designation of Series A Junior
                         Participating Preferred Stock.(a)
           4.4           Form of indenture governing notes.
           4.5           Form of note (contained in form of indenture filed as
                         Exhibit 4.4).
           5.1           Form of opinion of William G. von Glahn, Esq.
          10.1           Securities Purchase Agreement among Williams Communications
                         Group, Inc., The Williams Companies, Inc. and Telefonos de
                         Mexico, S.A. de C.V., dated May 25, 1999.(a)
          10.2           Amended and Restated Alliance Agreement Between Telefonos de
                         Mexico, S.A. de C.V. and Williams Communications, Inc.,
                         dated May 25, 1999.(a)*
          10.3           Securities Purchase Agreement dated as of May 24, 1999 by
                         and among Williams Communication Group, Inc., The Williams
                         Companies, Inc. and Intel Corporation.(a)
          10.4           Master Alliance Agreement Between Intel Internet Data
                         Services and Williams Communications, Inc., dated as of May
                         24, 1999.(a)*
          10.5           Memorandum of Understanding Regarding the Lease of Fiber
                         Strands by Metromedia Fiber Network Services, Inc. to
                         Williams Communications, Inc., dated May 21, 1999.(a)*
          10.6           Memorandum of Understanding Regarding the Lease of Fiber
                         Strands by Williams Communications, Inc. to Metromedia Fiber
                         Network Services, Inc., dated May 21, 1999.(a)*
          10.7           Loan Agreement dated as of April 16, 1999 among Williams
                         Communications Group, Inc., Bank of America National Trust
                         and Savings Association, and the other financial
                         institutions party hereto, Nationsbanc Montgomery Securities
                         LLC, Chase Securities Inc., Bank of Montreal, and The Bank
                         of New York.(a)
          10.8           Shareholders Agreement by and among Metrogas S.A., Williams
                         International Telecom (Chile) Limited, and Metrocom S.A.,
                         dated March 30, 1999, and Letter Agreement dated March 30,
                         1999.(a)*
          10.9           Share Purchase Agreement by and Among Lightel, S.A.
                         Technologia de Informacao, Williams International ATL
                         Limited, Johi Representacoes Ltda and ATL-Algar Telecom
                         Leste, S.A., dated as of March 25, 1999.(a)
          10.10          Master Alliance Agreement between SBC Communications Inc.
                         and Williams Communications, Inc. dated February 8,
                         1999.(a)*
          10.11          Transport Services Agreement dated February 8, 1999, between
                         Southwestern Bell Communication Services, Inc. and Williams
                         Communications, Inc.(a)*
          10.12          Securities Purchase Agreement dated February 8, 1999,
                         between SBC Communications Inc. and Williams Communications
                         Group, Inc.(a)

          10.13          Second Amended and Restated Credit Agreement dated as of
                         July 23, 1997 among The Williams Companies, Inc., Northwest
                         Pipeline Corporation, Transcontinental Gas Pipeline
                         Corporation, Texas Gas Transmission Corporation, Williams
                         Pipeline Company, Williams Holdings of Delaware, Inc.,
                         WilTel Communications, LLC, and Amendment thereto dated as of January 26, 1999.(a)
          10.14          Amended and Restated Lease for Bank of Oklahoma Tower, as of
                         January 1, 1999, by and between Williams Headquarters
                         Building Company and The Williams Companies, Inc.(a)
          10.15          Lease as of January 1, 1999, for Williams Technology Center,
                         by and between Williams Headquarters Building Company and
                         Williams Communications Group, Inc.(a)
          10.16          Lease as of January 1, 1999, for Williams Resource Center,
                         by and between Williams Headquarters Building Company and
                         Williams Communications Group, Inc.(a)
          10.17          Wireless Fiber IRU Agreement by and between WinStar
                         Wireless, Inc. and Williams Communications, Inc., effective as of December 17, 1998.(a)
          10.18          IRU Agreement between WinStar Wireless, Inc. and Williams
                         Communications, Inc., dated December 17, 1998 (long haul), together with Clarification Agreement effective as of
                         December 17, 1998 and Side Agreement dated March 31,
                         1999.(a)*
          10.19          UtiliCom Networks, Inc. Note and Warrant Purchase Agreement
                         dated December 15, 1998.(a)
          10.20          Consolidated IRU Agreement by and among IXC Carrier, Inc.,
                         Vyvx, Inc. and The WilTech Group, dated December 9, 1998 and
                         Amendment No. 4, dated December 22, 1998.(a)*
          10.21          Stock Purchase Agreement for CNG Computer Networking Group
                         Inc. by and among The Sellers (1310038 Ontario Inc., George
                         Johnston, Hayden Marcus, The H. Marcus Family Trust and Gary
                         White), WilTel Communications (Canada), Inc. and Williams
                         Communications Solutions, LLC, dated October 13, 1998.(a)
          10.22          Preferred Stock Purchase by and among UniDial Holdings, Inc.
                         and Williams Communications, Inc., dated October 2,
                         1998.(a)*
          10.23          Amended and Restated Lease between State Street Bank & Trust
                         Co. of Connecticut, National Association, as Lessor, and
                         Williams Communications, Inc., as Lessee, as of September 2,
                         1998.(a)
          10.24          Amended and Restated Participation Agreement dated as of
                         September 2, 1998, among Williams Communications, Inc.;
                         State Street Bank & Trust Company of Conn., National
                         Association, as Trustee; Note Holders and Certificate
                         Holders; APA Purchasers; State Street Bank & Trust Co., as
                         Collateral Agent; and Citibank, N.A., as agent, with
                         Citibank, N.A. and Bank of Montreal as Co-Arrangers; Royal
                         Bank of Canada, as Documentation Agent; and Bank of America,
                         The Chase Manhattan Bank and Toronto Dominion, as Managing
                         Agents.(a)*
          10.25          Capacity Purchase Agreement between Williams Communications,
                         Inc. and Intermedia Communications, Inc., dated January 5,
                         1998 and Amendment dated August 5, 1998.(a)*
          10.26          Settlement and Release Agreement by and between WorldCom
                         Network Services, Inc. and Williams Communications, Inc.,
                         dated July 1, 1998.(a)*

          10.27          Umbrella Agreement by and between DownTown Utilities Pty
                         Limited, WilTel Communications Pty Limited, Spectrum Network
                         Systems Limited, CitiPower Pty, Energy Australia, South East
                         Queensland Electricity Corporation Limited, Williams
                         Holdings of Delaware Inc. and Williams International
                         Services Company, dated June 19, 1998.(a)
          10.28          Carrier Services Agreement between Vyvx, Inc. and U S WEST
                         Communications, Inc., dated January 5, 1998, and Amendment
                         No. 1 dated June 14, 1999.(a)*
          10.29          Distributorship Agreement by and between Northern Telecom
                         Limited and WilTel Communications, L.L.C., dated January 1,
                         1998.(a)*
          10.30          Common Stock and Warrant Purchase Agreement by and among
                         Concentric Network Corporation and Williams Communications
                         Group, Inc., dated July 25, 1997.(a)
          10.31          Note and Warrant Purchase Agreement by and among Concentric
                         Network Corporation and Williams Communications Group, Inc.,
                         dated June 19, 1997.(a)
          10.32          Limited Liability Company Agreement of WilTel
                         Communications, LLC, by and between Williams Communication
                         Group, Inc. and Northern Telecom, Inc., dated April 30,
                         1997.(a)
          10.33          Share Purchase Agreement for TTS Meridian Systems Inc. by
                         and among Northern Telecom Limited, WilTel Communications,
                         LLC and 1228966 Ontario Inc., dated April 30, 1997.(a)*
          10.34          Formation Agreement by and between Northern Telecom, Inc.
                         and Williams Communications Group, Inc., dated April 1,
                         1997.(a)*
          10.35          Stock Purchase Agreement among ABC Industria e Comercio
                         S.A.-ABC INCO, Lightel S.A. Tecnologia da Informacao, Algar
                         S.A.-Empreendimentos e Participacoes and Williams
                         International Telecom Limited, dated January 21, 1997.(a)
          10.36          Subscription and Shareholders Agreement among Lightel S.A.
                         Technologia da Informacao, Algar S.A.-Empreendimentos e
                         Participacoes and Williams International Telecom Limited,
                         dated January 21, 1997.(a)
          10.37          Sublease Agreement as of June 1, 1996, by and between
                         Transcontinental Gas Pipeline Company and Williams
                         Telecommunications Systems, Inc.(a)
          10.38          System Use and Service Agreement between WilTel, Inc. and
                         Vyvx, Inc. effective as of January 1, 1994.(a)*
          10.39          Form of administrative services agreement.(a)
          10.40          Form of service agreement.(a)
          10.41          Form of tax sharing agreement.(a)
          10.42          Form of indemnification agreement.(a)
          10.43          Form of rights agreement.(a)
          10.44          Form of registration rights agreement.(a)
          10.45          Form of separation agreement.(a)
          10.46          Call option agreement by and among Williams Holdings of
                         Delaware, Inc., Williams International Company, Williams
                         International Telecom Limited, and Williams Communications
                         Group, Inc. dated May 27, 1999.(a)
          10.47          Form of cross-license agreement.(a)
          10.48          Form of technical, management and administrative services
                         agreement.(a)
          10.49          The Williams Companies, Inc. 1996 Stock Plan.(a)
          10.50          The Williams Companies, Inc. Stock Plan for Nonofficer
                         Employees.(a)

          10.51          Williams Communications Stock Plan.(a)
          10.52          Williams Communications Group, Inc. 1999 Stock Plan.(a)
          10.53          Williams Pension Plan.(a)
          10.54          Solutions LLC Pension Plan.(a)
          10.55          Williams Communications Change in Control Severance Plan.(a)
          10.56          Stock Purchase Agreement by and between Williams
                         Communications, Inc. Conferencing Acquisition Corporation
                         and Genesys S.A., dated as of June 30, 1999.(a)
          10.57          Form of loan agreement and promissory note between Williams
                         Communications, Inc. and The Williams Companies, Inc.(a)
          10.58          Williams Communications, Inc. Senior Credit Facilities
                         Commitment Letter, dated June 2, 1999.(a)
          12.1           Statement re: Computation of Ratios.
          21             List of Subsidiaries.
          23.1           Consent of Ernst & Young LLP.
          23.2           Consent of Arthur Andersen S/C.
          23.3           Consent of Deloitte & Touche LLP.
          23.4           Consent of William G. von Glahn, Esq. (contained in opinion filed as Exhibit 5.1).
          23.5           Consent of H. Brian Thompson.(a)
          23.6           Consent of Roy A. Wilkens.(a)
          24.            Power of Attorney.+
          24.1           Power of Attorney of Michael P. Johnson, Sr. and Scott E.
                         Schubert.+
          25             Form T-1 Statement of Eligibility of The Bank of New York to
                         act as trustee under the Indenture.
          27.1           Financial Data Schedule -- Six Months Ended June 30, 1999.
          27.2           Financial Data Schedule -- Six Months Ended June 30, 1998.
          27.3           Restated Financial Data Schedule -- December 31, 1998.
          27.4           Restated Financial Data Schedule -- December 31, 1997.
          27.5           Restated Financial Data Schedule -- December 31, 1996.+


-------------------------

(a) Incorporated by reference to the Registration Statement on Form S-1 relating to the equity offering (File No. 333-76007).


+   Previously filed.


(*) Portions of this exhibit have been redacted pursuant to a request for confidential treatment which is currently being reviewed by the Securities and Exchange Commission.